FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: 7 March 2008

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                No  X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Annual Report & Form 20-F Information 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	07 March 2008	By:	/s/ Justin Hoskins
			Name:	Justin Hoskins
			Title:	Deputy Company Secretary

Item 1

ASTRAZENECA

ANNUAL REPORT AND FORM 20-F INFORMATION 2007

ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

Cautionary statement regarding forward-looking statements
The purpose of this Annual Report and Form 20-F Information is to provide information to the members of the Company. In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995 and the UK Companies Act 2006, we are providing the following cautionary statement: This Annual Report and Form 20-F Information contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward- looking statements reflect knowledge and information available at the date of the preparation of this Annual Report and Form 20-F Information and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things, those factors identified in the section ‘Risk’ on pages 193 to 199 of this document. Nothing in this Annual Report and Form 20-F Information should be construed as a profit forecast.

©  AstraZeneca PLC 2008

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INTRODUCTION
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	01

ASTRAZENECA AND OUR YEAR IN BRIEF

ASTRAZENECA IS ONE OF THE WORLD’S LEADING PHARMACEUTICAL COMPANIES WITH A BROAD RANGE OF MEDICINES DESIGNED TO FIGHT DISEASE IN IMPORTANT AREAS OF HEALTHCARE. BACKED BY STRONG SCIENCE AND WIDE-RANGING COMMERCIAL SKILLS, WE ARE COMMITTED TO SUSTAINABLE DEVELOPMENT OF OUR BUSINESS AND THE DELIVERY OF A FLOW OF NEW MEDICINES THAT BRING BENEFIT FOR PATIENTS AND CREATE ENDURING VALUE FOR OUR SHAREHOLDERS AND SOCIETY.

2007 IN BRIEF

>	Sales up 7% to $29,559 million.

>	Crestor sales up 33% to $2,796 million; Symbicort up 22% to $1,575 million; Seroquel up 15% to $4,027 million; and Arimidex up 10% to $1,730 million. Nexium sales down 2% to $5,216 million.

>	Our product portfolio now includes 11 medicines with annual sales of more than $1 billion each.

>	Sales up 17% in emerging markets.

>	Operating profit (excluding restructuring and synergy costs) up 8% to $9,060 million.

>	Cash distributions to shareholders totalled $6,811 million (dividends $2,641 million; share re-purchases $4,170 million).

>	Earnings per share (excluding restructuring and synergy costs) were $4.20, ahead of target.

>	Dividend up 9% to $1.87 for the full year.

>	Investment in R&D increased to more than $5 billion.

>	A record 36 new compounds were selected for development and 24 compounds progressed to first human exposure. Phase III development pipeline doubled from five to 10 projects.

>	Over 20 major externalisation deals and two significant acquisitions in the past two years.

>	Acquisition of MedImmune in June 2007 established us as a leader in biotechnology amongst our pharmaceutical peers.

>	Productivity initiatives, including restructuring programme, progressing to plan.

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INTRODUCTION
02	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

FINANCIAL HIGHLIGHTS

Growth rates represent underlying performance, which shows growth at constant exchange rates (CER) by excluding the effects of exchange rate movements. Underlying CER growth is calculated by retranslating the current year’s performance at the previous year’s exchange rates and adjusting for other exchange effects, including hedging.
[1] Excluding restructuring and synergy costs.

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INTRODUCTION
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	03

FINANCIAL HIGHLIGHTS CONTINUED

PRODUCT PERFORMANCE SUMMARY $M

NEXIUM -2%
07 5,216
06 5,182
05 4,633
SEROQUEL +15%
07 4,027
06 3,416
05 2,761
CRESTOR +33%
07 2,796
06 2,028
05 1,268
ARIMIDEX +10%
07 1,730
06 1,508
05 1,181
SYMBICORT +22%
07 1,575
06 1,184
05 1,006
PULMICORT +10%
07 1,454
06 1,292
05 1,162
SELOKEN/TOPROL-XL -22%
07 1,438
06 1,795
05 1,735
CASODEX +6%
07 1,335
06 1,206
05 1,123
ATACAND +9%
07 1,287
06 1,110
05 974
LOSEC/PRILOSEC -20%
07 1,143
06 1,371
05 1,652
ZOLADEX +4%
07 1,104
06 1,008
05 1,004
MERREM +20%
07 773
06 604
05 505
SYNAGIS[1]
07 618
FLUMIST[1]
07 53

[1]	Sales of MedImmune products are consolidated in AstraZeneca accounts from 1 June 2007. As a result, there are no prior period sales included.

DIVIDEND FOR 2007
	$	Pence	SEK	Payment date

First interim dividend	0.52	25.3	3.49	17 September 2007

Second interim dividend	1.35	67.7	8.61	17 March 2008

Total	1.87	93.0	12.10

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INTRODUCTION
04	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

CHAIRMAN’S STATEMENT

Group sales increased by 7% in 2007 to a total of $29.6 billion. The inclusion of MedImmune for seven months of the year increased sales by 3%. Operating profit was $8.1 billion, reduced by restructuring and synergy costs of $966 million and by a $178 million loss from the inclusion of MedImmune. Excluding restructuring and synergy costs, operating profit for 2007 was up by 8% and R&D investment increased to over $5 billion for the full year.

Reported earnings per share for the full year were $3.74, compared with $3.86 in 2006. Earnings per share excluding restructuring and synergy costs were $4.20, compared with our guidance of $3.98 to $4.13 on the same basis. The Board has recommended a 10% increase in the second interim dividend to $1.35 (67.7 pence, SEK 8.61) per Ordinary Share. This brings the dividend for the full year to $1.87 (93.0 pence, SEK 12.10), an increase of 9%. In 2007, cash distributions to shareholders, through a combination of dividends and share re-purchases totalled $6.8 billion. Share re-purchases for the full year amounted to $4.2 billion. The Board expects to undertake share re-purchases in the region of $1 billion in 2008, subject to business needs.

With the debt that we issued following the acquisition of MedImmune, we have now established a balanced portfolio of short-term funding, which we intend to pay down over the next three or four years, as well as medium- to long-term funding, while still maintaining a strong credit rating.

Our drive to strengthen the pipeline has been led by the review conducted in 2006 to determine the areas of disease where we could derive the most value for patients and shareholders. This resulted in a strategy reflecting both our inherent strength in certain fields of research and the areas of greatest unmet medical need. As a result, we are focusing on six disease areas and ensuring that we have access to leading research in each area. Some of this research resides in our own laboratories and some has been sourced from third party researchers.

We have continued our investment in both areas and you can read a review of the progress made in this report.

The acquisition of MedImmune was a major decision, which the Board sees as transformational for the Company. The addition of MedImmune builds on the earlier investment in Cambridge Antibody Technology in the field of biologics and takes AstraZeneca into vaccine technology for the first time. MedImmune brings not only first class biologics and vaccines assets to the Group but also around 3,000 skilled professionals with expertise ranging from discovery through to commercialisation. In developing areas of medical science, these are skills that are scarce and valuable. I am confident that the combined strength of our existing small molecule expertise and the newly acquired expertise in large molecules and vaccines will generate benefits for the Company and its shareholders.

Our key products have continued to deliver benefits to millions of patients every day around the world. We have met our sales targets despite depressed pricing in our traditional heartlands of Europe and the US and challenges to our intellectual property. In the emerging markets, we have continued to build our businesses for the benefit of patients today as well as pursuing opportunities to broaden access to our medicines in the future.

2007 has not been an easy year for the pharmaceutical sector. With pressure on pricing and increased demand for investment, companies have been forced to drive efficiencies right across the business in order to maintain shareholder returns. The Board has been fully supportive of the programme that David Brennan has put in place to improve productivity in every area of the Company. There is no question that this sort of activity poses challenges for a management team and the Board believes that this high level of change has been handled responsibly and in a way that is consistent with the values of the Company.

During 2007, the Board has reviewed key aspects of the Company’s strategy and operations including its financial policies, human resources planning, and externalisation projects. In January 2008, the Board concluded its yearly review of its own processes to ensure that it is functioning well and properly representing the interests of shareholders.

At the end of July, I announced the resignation of Jon Symonds as Chief Financial Officer to pursue his career outside AstraZeneca.

Jon had completed 10 years of distinguished service in the Group and his experience and management skills were greatly valued. I am delighted that Simon Lowth joined the Company in November as an Executive Director and the Chief Financial Officer. Simon brings with him a successful track record of business transformation in previous strategic and financial roles at Scottish Power. He has proved to be a valuable addition to David Brennan’s leadership team.

There were a number of changes to the composition of the Board during the year. At our AGM in April, we said a warm farewell and thank you to Peter Bonfield and Erna Möller when they stepped down as Non-Executive Directors following 12 years of service. Their individual contributions to the Company over those years were significant and both served on various Board committees. In addition, Peter ably took on the role of AstraZeneca’s senior, independent Non-Executive Director for many years. Also in April, Joe Jimenez resigned as a Non-Executive Director following his appointment to an executive position at Novartis and we wish him well.

I was pleased on behalf of the Board to be able to welcome Bo Angelin as a new Non-Executive Director in July. Bo is a distinguished medical scientist and I am sure that he will provide a valuable contribution to the Board’s work. It also gives me pleasure to report that Michele Hooper, who has been a member of the Board for over four years now, has agreed to become our new senior, independent Non-Executive Director, in succession to Peter Bonfield.

In 2008, our strategy remains unchanged: we shall continue to meet the needs of patients today, while investing for the benefit of patients of the future. By doing this successfully and responsibly, we will deliver the greatest rewards to shareholders and society as a whole. The business environment will continue to present challenges and the Board will work with David Brennan and his leadership team to ensure that our business continues to adapt as needed, taking advantage of opportunities and investing for sustainable growth.

LOUIS SCHWEITZER
Chairman

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INTRODUCTION
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	05

CHIEF EXECUTIVE OFFICER’S REVIEW

2007 was a transformational year for AstraZeneca and I am very proud of the way that my Senior Executive Team and all our employees are adapting to a challenging external environment and addressing the needs of our business.

Strengthening our pipeline continues to be our highest priority and we have made substantial progress over the past twelve months. We have also successfully delivered against our sales targets, whilst continuing to challenge all aspects of our cost base and drive productivity throughout the organisation.

The acquisition of MedImmune in June gave us a leading position in biologics technology and took us into vaccines for the first time. This was a very significant move for the Group. Increased investment in these approaches to fighting disease was key to our strategy of strengthening our ability to deliver the next generation of valued medicines. MedImmune is a leader in both biologics and vaccines and brings expertise and capabilities that span the pipeline from discovery through commercialisation. It is also a vertically-integrated company that has invested for future growth and gives us significant biologics and vaccines manufacturing capability and capacity. By combining our own biologics projects and those of Cambridge Antibody Technology under MedImmune’s leadership, I believe we have created a powerful engine to drive future development.

Our key strategic priorities are:

>	Strengthening our pipeline of new medicines from our own research laboratories and by gaining access to scientific innovation outside AstraZeneca.

>	Delivering the full potential of all our marketed medicines through rigorous life cycle management and excellent customer support.
>	Challenging our cost structure to make room for further investment in R&D and externalisation, whilst increasing access to our medicines.

Promoting a culture of responsibility and accountability is a fourth priority that underpins the other three.

As the industry changes and our business evolves, it is important that we have a workforce and style of leadership that can leverage opportunities and adapt quickly to changing circumstances. I believe that a lean infrastructure, combined with an agile mindset and a responsible approach to business, will be a critical success factor in determining our future.

STRENGTHENING THE PIPELINE
I am pleased to report very significant progress during the year. The number of phase III projects in the pipeline has doubled to 10 from five and it was a record year for our phase I development pipeline with 24 new molecules entering first tests in man, compared with 12 in 2006. Importantly, we are also improving the quality of our early phase pipeline by researching the use of biomarkers, to give us an indication early in the discovery process of any toxicity or other signals that might impede progression of a molecule at a later stage.

It is just as important to gain access to leading science from outside AstraZeneca and our externalisation programme has delivered over 20 major deals in the last two years, as well as the acquisitions of Cambridge Antibody Technology and MedImmune.

We also continue to partner with external organisations that share our commitment to finding novel solutions for important areas of healthcare. During 2007 we formed a number of important new collaborations, including one with Bristol-Myers Squibb Company to co-develop and co-commercialise saxagliptin and dapagliflozin, two products in development for the treatment of Type 2 diabetes.

VALUED MEDICINES
At AstraZeneca, we take great pride in our track record of pharmaceutical innovation which spans seven decades and includes the introduction of many world-leading medicines. The key products in our range continue to make a difference for millions of patients around the world every day.

We remain focused on leveraging the full potential of our range and delivered a growth in sales during 2007 despite pricing challenges in key markets in Europe and the US, where payers and healthcare providers have been wrestling with the dual challenge of a growing demand for healthcare as a result of the ageing population and continued public demand for the benefits that modern medicines provide.

Highlights in 2007 included:

>	Seroquel XR, the sustained release form of our schizophrenia therapy, was launched in the US. It was also approved for sale in Canada and The Netherlands and the EU mutual recognition process has been completed, paving the way for launches in other European markets in the coming months. Regulatory submissions for Seroquel XR for the treatment of major depressive disorder and generalised anxiety disorder are planned for 2008.

>	The atherosclerosis label for our statin, Crestor, has been approved in the US, reflecting its efficacy in slowing the progression of atherosclerosis in adult patients with elevated cholesterol as an adjunct to diet.

>	We launched our asthma therapy, Symbicort, in the US and our innovative Symbicort Maintenance and Reliever Therapy (Symbicort SMART) is proving popular with patients in many European countries because, by combining both maintenance and rapid relief therapies in a single inhaler, it puts them more in control of their variable disease.

>	Nexium continues to be the strongest performing branded proton pump inhibitor in the US, although the highly competitive market and the challenge of generic omeprazole are both significant. In the emerging markets, Nexium continues to show very strong growth.

>	Arimidex remains the product of choice for post-menopausal breast cancer patients and its sales are firmly in line with market growth.

In the emerging markets of Asia, Eastern Europe and Russia, we have continued to build our business focusing on maximising our sales today whilst investing to broaden access to our medicines in future. During the year, we opened a new Process R&D facility

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INTRODUCTION
06	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

CHIEF EXECUTIVE OFFICER’S REVIEW CONTINUED

in Bangalore, India, to add to the existing R&D facility and we are investing in a new centre for translational medicine in Shanghai, which will focus on researching medicines especially designed to help patients in China.

In Japan, the world’s second largest pharmaceutical market, we are working with the authorities to increase the range of medicines available to Japanese patients. Mutual recognition of research data generated in other Asian countries means that we are able to progress more quickly with dedicated studies for these markets.

Inevitably, as a successful, research-based pharmaceutical company, this year we have received further challenges to some of our patents, the details of which are set out elsewhere in this report. We will maximise the value of our intellectual property and will vigorously defend our patents in order to protect the many years of research, and the considerable investment, which have delivered the medicines to which those patents relate.

BECOMING LEAN AND AGILE
In 2007, we accelerated our focus on productivity, recognising the pressure on the industry to deliver more with less. In the first quarter we made the first significant announcement of role reductions associated with the implementation of our asset strategy review. As a result of this review, we have changed the manufacturing pattern across our operations and have addressed excess manufacturing capacity in some areas. Our drive is to maximise the efficiency of our supply chain whilst maintaining the highest possible standards of quality and security of supply at every stage.

At the half-year, we announced further job reductions resulting from productivity improvements in other areas of the business. The full implementation of these reductions will take until 2009. However, they reflect important efficiency improvements including: the centralisation of clinical data management to a single approach managed at two locations; re-shaping the sales force in several European countries to be able to better respond to changes in the respective national healthcare systems; the establishment of a single, global contract with IBM for information technology services and support; and the globalisation of functions such as Human Resources and Regulatory Affairs.

Implementing changes that involve the loss of loyal employees is one of the hardest tasks for a Chief Executive Officer and 2007 has been particularly challenging in this respect. Throughout, we have consulted fully with staff representatives and acted in line with local labour laws. We have also provided appropriate support to help individuals to pursue their careers beyond AstraZeneca and have engaged with the communities around our affected sites to mitigate the local impact.

DOING BUSINESS THE RIGHT WAY
As we drive the business forward, maintaining our fundamental commitment to corporate responsibility (CR) remains a top priority. We continuously work to ensure that our high level values are translated into consistent actions and behaviours worldwide that are aligned with, and support the achievement of our strategic business objectives.

In 2007, we further strengthened our CR leadership and governance to make sure that we have appropriate systems in place for identifying the risks and opportunities associated with our CR, together with effective frameworks for managing them and driving compliance with all relevant policies and standards. As part of this, we reviewed and expanded our Code of Conduct to provide clear direction and guidance for all our staff on what is required of them. The new Code is being translated into over 40 languages and will be distributed to all our employees in early 2008. In addition, since the acquisition in June, we are working closely with MedImmune, which has its own long-standing commitment to working responsibly, to make sure that our policies and standards are aligned.

CR targets and measures are included in our business performance management framework and related objectives are being included in personal targets at all levels to support the integration of CR management across the full range of our business activities.

You can read about key aspects of our commitment to doing business the right way, and our performance, throughout this report and further details are provided on our website, astrazeneca.com/responsibility. We are making progress, but in the ever-changing world in which we live, there will always be work to do to ensure that AstraZeneca is not only valued as a source of great medicines, but also trusted for the way in which we do business worldwide.

SENIOR EXECUTIVE TEAM CHANGES
There were several important changes to my Senior Executive Team during 2007. Following the departure of Jon Symonds at the end of July after a decade of outstanding service, we welcomed Simon Lowth as our new Chief Financial Officer at the beginning of November. During the year, Lynn Tetrault also joined the team as Executive Vice-President, Human Resources and Corporate Affairs, following the retirement of Tony Bloxham. The responsibilities of Tony Zook, President and Chief Executive Officer, North America were extended to include Global Marketing following the departure of Martin Nicklasson to pursue his career outside AstraZeneca. David Mott, President and Chief Executive Officer of MedImmune, also joined the team following the completion of the acquisition of MedImmune in June.

LOOKING AHEAD
We will continue our drive to broaden access to our existing medicines, improving adherence by refining the dosage and delivery mechanisms and providing support to physicians and carers. While building our business in mature markets, we will also develop the promising foundations we have in emerging markets. Driving productivity and cost reduction will continue to be a priority whilst still maintaining the levels of strategic investment in R&D needed to push the boundaries of medical science for the benefit of patients around the world.

Whilst we cannot predict with precision what the next decade will look like for our business, we do know that the environment in which we operate will continue to present new challenges and opportunities. I am confident that AstraZeneca has the strategy, skills and resources that will enable us to anticipate, and adapt quickly and effectively to the changes that our business faces. Above all, our single-minded determination to succeed will ensure that we will continue to stay focused on our mission to deliver great medicines and a business performance that creates enduring value for our shareholders.

DAVID R BRENNAN
Chief Executive Officer

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DIRECTORS’ REPORT
08	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

DIRECTORS’ REPORT

INTRODUCTION
In this section, we have applied the best practice principles of an operating and financial review and discuss the main trends and factors underlying the development, performance and position of AstraZeneca in 2007.

We provide an overview of our goals and strategy for creating enduring value for shareholders, patients and other stakeholders and explain how our progress towards achieving our objectives is measured. We also describe the significant progress made towards realising our biologics and vaccines strategy with the acquisition of MedImmune, Inc., as well as the resources that we bring to bear and how they are aligned to the achievement of our strategic objectives.

To that end, we summarise the opportunities and challenges of the environment in which we operate, including the world market for pharmaceuticals, biologics and vaccines; the competitive and regulatory environment; and the principal risks and uncertainties we face, as well as the importance of intellectual property rights.

We provide information about the ways in which our medicines are differentiated and effective, as well as details about our research and development, sales and marketing, and supply and manufacturing activities worldwide, including our 2007 performance in these areas.

We also highlight the importance of leadership, effective decision-making and risk management, and include a summary of our business organisation and the various responsibilities and processes in place for ensuring the integrity of financial information, internal controls and risk management.

In the therapy area and geographical and financial reviews, we report on our financial performance during 2007 at a global level, in different geographical areas and at a product level. We also report in detail on the progress of our pipeline and developments in relation to our marketed products (such as new indications, regulatory filings and clinical trial data).

We also provide information throughout the business review about our approach to managing the challenges and opportunities associated with our corporate responsibility to ensure that, alongside our commitment to competitiveness and top-tier performance, we continue to be led by our core values to achieve sustainable success.

Further information about our commitment to high ethical standards and our performance is available on our website, astrazeneca.com/responsibility.

The Shareholder Information, Risk and Corporate Information sections starting on pages 186, 193 and 200 respectively, are incorporated into this report.

The glossary (on page 202) provides a useful guide to terms, as well as acronyms and abbreviations, used in this report.

ASTRAZENECA IN BRIEF
>	We discover, develop, manufacture and market prescription pharmaceuticals, biologics and vaccines for important areas of healthcare: Cardiovascular, Gastrointestinal, Neuroscience, Oncology, Respiratory and Inflammation, and Infection.

>	Broad product range, including many world leaders and a number of key products: Arimidex, Crestor, Nexium, Seroquel and Symbicort.

>	Active in over 100 countries with growing presence in important emerging markets; corporate office in London, UK; major R&D sites in Sweden, the UK and the US.

>	With the acquisition of MedImmune, we have a world-class biologics and vaccines capability.

>	Over 67,000 employees (55% in Europe, 30% in the Americas and 15% in Asia, Africa and Australasia).

>	Around 13,000 people in our R&D organisation and 17 principal R&D centres in eight countries.

>	29 manufacturing sites in 20 countries.

>	Alongside our commitment to high performance and competitiveness, we continue to be led by our core values to deliver sustainable success.

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DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	09

GOALS, STRATEGY AND PERFORMANCE MEASUREMENT

CREATING VALUE FOR SHAREHOLDERS BY MAKING THE MOST MEANINGFUL DIFFERENCE TO PATIENT HEALTH THROUGH GREAT MEDICINES.

GOALS AND STRATEGY
Our overall goal is to create enduring value for shareholders by being one of the best-performing pharmaceutical companies and making the most meaningful difference to patient health through great medicines.		Grow the business We continue to drive the levels of commercial excellence that will maintain our position among the industry world leaders.

Our goals are to:

Our strategy centres on four main priorities:		>	Deliver overall sales growth in line with market growth.
Strengthen the pipeline
We are focused on improving the speed and quality of our R&D and gaining access to the right external opportunities to broaden our research base, to make us one of the fastest and most productive companies in the industry.
		>	Achieve our sales growth targets in key markets.

		>	Profitably launch our own and our in-licensed products.

Our goals are to:		Strategic initiatives include:

>	Achieve a median eight-year product development cycle for small molecule medicines and biologics by 2010.	>	Actively and rigorously developing our brands to bring further benefits to patients, and maximising the commercial potential of our range of products.
>	Deliver two new molecular entity (NME) launches per year from 2010.
		>	Driving high standards of sales force effectiveness, marketing excellence and customer support by working closely with patients and their healthcare providers to understand what they need and what they value.

>	In order to achieve these target NME launches per year, ensure that we have 10 or more NMEs in phase III development by 2010.
Our strategic initiatives include:
>	Improving R&D quality and speed through leading-edge science, effective risk management and decision-making and overall business efficiency.	>	Building on our leadership positions in existing markets and expanding our presence in important emerging ones.

Reshape the business
We are working to create an organisation with the flexibility and financial strength to adapt quickly and effectively within a challenging and rapidly changing business environment.
>	Maximising the value of our biologics business, MedImmune, and continuing to build a major presence in this fast- growing sector.

>	Investing in attractive external opportunities to enhance our internal innovation through partnerships, alliances and acquisitions that further strengthen our pipeline of new products.	Our goals are to:

		>	Maintain our gross profit margin.

		>	Efficiently deliver on our R&D investment.

		>	Achieve upper quartile industry performance in relation to our selling, general and administrative (SG&A) costs.

		>	Achieve our target for procurement savings.
Strategic initiatives include:

>	Reviewing our Operations (manufacturing and supply) assets.

>	R&D efficiency improvements.

>	Efficiency programmes in support functions such as Information Systems, Finance, HR and in the area of procurement.

Promote a culture of responsibility and accountability
We aim to create an organisation that is recognised not only for the skills, experience and quality of our people, but also for the integrity with which we conduct our business.

Our goals are to:

>	Achieve an upper quartile industry ranking for employee engagement.

>	Ensure that a culture of ethics, integrity and compliance is embedded in all of our business practices.

>	Ensure that our reputation is favourable and supports our continued success.

Strategic initiatives include:

>	Investing in leadership development.

>	Driving the accountability of managers for the performance of their people.

>	Integrating corporate responsibility considerations into everyday business thinking and decision-making.

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DIRECTORS’ REPORT
10	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

GOALS, STRATEGY AND PERFORMANCE MEASUREMENT CONTINUED

PERFORMANCE
Each business function (such as R&D, Operations) is subject to an annual budget and target-setting process, including forecasts for the following four years together with sensitivity and risk analyses, quarterly updates of the forecast for the current year and regular reporting. Reviews are undertaken regularly in each part of the business in order to monitor and assess progress against business and budget targets. Longer-term, 10 year forecasts are developed as part of our annual strategy review.

Measuring performance
The Company’s quarterly internal report uses a range of measures that correspond to the four main priorities of our strategy. The report provides Board and Senior Executive Team (SET) members with shared insight into current progress against short-term financial and non-financial objectives and current year milestones for longer-term strategic goals.

The means of measuring performance in these areas range from quantitative, comparative performance measures to more qualitative analysis. Together, they provide the framework for consistently monitoring and reporting our progress towards achieving our objectives and, ultimately, delivering enduring shareholder value.

Reputation and responsibility measures are also included to reflect the importance of integrating consistent behaviours across all of our business activities.

In relation to our overall goal of creating enduring value for shareholders by being one of the best-performing pharmaceutical companies, shareholder value is tracked using the following metrics:

Specific measures that our Board and SET use when assessing business performance, or that are otherwise judged to be helpful in enabling shareholders better to understand and evaluate our business, are described and illustrated throughout this report.

Examples of measures in each of our four main priority areas include:

Strengthen the pipeline:
	>	The value of our pipeline.

	>	The number of new drugs entering the development pipeline.

	>	The number of development projects by phase.

	>	R&D investment in US dollar terms.

	>	Progress against development milestones.

	>	Improvements in our product development cycle times for small molecules and biologics.

	>	The attrition rate for development projects.

Grow the business:
	>	Sales value growth at constant exchange rates.

	>	Global sales and prescription share trends for key products.

	>	Market share percentages for key products.

	>	The number of life cycle projects delivered.
> Earnings per share growth.
Reshape the business:
> Dividends and share re-purchases.	>	Gross margin, cost and operating margin percentages (progression over time).
> Total shareholder return.
	>	The R&D investment to sales ratio.

	>	Cost growth rates.

	>	The progress of productivity initiatives.

	>	Procurement savings.

Promote a culture of responsibility and accountability:
>	The effectiveness of our leaders and our performance management programmes at all levels.

>	Our levels of employee engagement.

>	Cases of occupational illnesses and accidents with serious injury.

>	Ranking in Dow Jones World Sustainability Index.

>	The number of animals used in R&D.

>	The number of confirmed breaches of external sales and marketing regulations or codes.

>	Potential impact on climate change.

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DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	11

GOALS, STRATEGY AND PERFORMANCE MEASUREMENT CONTINUED

REPORTING PERFORMANCE – FINANCIAL

[1] Excluding MedImmune and restructuring and synergy costs.

The performance data shown in the therapy area reviews on pages 50, 53, 56, 59, 63 and 66 and the geographic sales performance in the Geographical Review on page 69 are shown in both reported and underlying performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business. Underlying performance shows sales growth at constant exchange rates (CER) to reflect the volume and price changes of the geographic and therapy areas and individual products by excluding the effects of exchange rate movements. Underlying CER growth is calculated by retranslating the current year performance at the previous year’s exchange rates and adjusting for other exchange effects, including hedging.

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DIRECTORS’ REPORT
12	GOALS, STRATEGY AND PERFORMANCE MEASUREMENT CONTINUED

GOALS, STRATEGY AND PERFORMANCE MEASUREMENT CONTINUED

REPORTING PERFORMANCE – NON-FINANCIAL[1]

GLOBAL WARMING POTENTIAL – EMISSIONS[4]
	2007	2006	2005

CO 2 -equivalents (million tonnes)	1.29	1.31	1.43

Index (tonnes/$m sales)	44	50	60

OZONE DEPLETION POTENTIAL – EMISSIONS
	2007	2006	2005

CFC11-equivalents (million tonnes)	36	40	56

Index (kg/$m sales)	1.2	1.5	2.3

[1]	Data excludes MedImmune.
[2]	With and without days lost.
[3]	Of codes or regulations ruled by external bodies.
[4]	Figures are calculated in line with the Greenhouse Gas (GhG) Protocol guidance (ghgprotocol.org). Source for calculation of CFC figures is AstraZeneca sales data.

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DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	13

BUSINESS ENVIRONMENT

In this Business Environment section, unless otherwise specified, sector-wide market data (those data not specific to AstraZeneca or any of our products) are based on moving annual total (MAT) data for the third quarter of 2007, and the 2006 comparisons are based on MAT data for the fourth quarter of 2006.

GROWING DEMAND FOR HEALTHCARE
There remains a strong fundamental demand for healthcare that underpins the industry’s future growth prospects. Although this growth is slowing as a result of increased pressure on healthcare budgets in certain key established markets and evolving generic competition, specific elements that continue to contribute to the strength of the industry include:

>	The increasing number of people who can access the highest standards of healthcare, especially among the elderly, who represent a rising proportion of developed nations’ populations.

>	Many diseases are under-diagnosed, sub-optimally treated or do not have effective therapies.

The demand for healthcare will be met not only by existing therapies but also by new ones originating from advances in both the understanding of the biology of disease and the application of new technologies. Innovative new products have been launched by the industry in recent years, which are both changing therapeutic approaches and improving the quality of life for patients.

In addition, fast-developing economies such as China and India continue to offer new opportunities for the industry to gain access to an expanding number of patients who can benefit from medicines. Pharmaceutical companies that are able to make efficient investment decisions, fully utilise their intellectual property and manage relationships with their stakeholders should be well positioned to benefit from the demand for healthcare and the new opportunities for the industry.

WORLD MARKETS
The world pharmaceutical market in 2007 was valued at $629 billion. This represents an increase in constant US dollar terms of 6% over the year, down from 7% during 2006. The US is still the world’s largest pharmaceutical market, accounting for $286 billion (45%) of total sales. US growth fell to 6% in 2007 (from 8% in 2006), as growth driven by the 2006 Medicare Part D prescription drug benefit scheme peaked, so removing a counter to the impact on market value of increasing cost-containment pressures from payers, continuing patent expiries for branded medicines and the consequent increase in the use of generic pharmaceuticals. Japan is the second largest pharmaceutical market with sales of $57 billion (9% of worldwide sales). Market growth during 2007, on a constant exchange rate basis, was 2%, up from 1% in 2006.

Europe accounts for 30% of the world market and experienced growth of 6% in 2007, up from 5% in 2006. Growth across major markets in Europe ranged from -1% in Italy to 10% in Spain, with Germany, France and the UK showing growth of 4%, 6% and 5%, respectively.

Asia Pacific and Latin America accounted for 7% and 4%, respectively, of worldwide sales. Notable growth from countries in these regions in 2007 came from China (sales of $13.1 billion, growth of 22%), Brazil (sales of $9.6 billion, growth of 10%), Korea (sales of $9.5 billion, growth of 10%) and India (sales of $6.4 billion, growth of 12%), which ranked ninth, 10th, 11th and 15th respectively in world markets.

BIOLOGICS AND VACCINES
The biopharmaceuticals industry develops vaccines and medicines based on proteins such as monoclonal antibodies (MAbs), often referred to as ‘large molecules’ in comparison to chemical compounds that are usually much smaller. In 2007, biological products contributed to about 24% of the sales of the top 100 drugs worldwide (20% in 2006) and some forecasters predict that this proportion could grow to about 37% by 2012. The rate of growth for biological products together with vaccines has been faster than the small molecule segment during the last few years and this trend has been forecast to continue in the immediate future. Some forecasters predict that the compound annual growth rate for the biopharmaceutical market could be 13% in the period up to 2010.

Biological products are, in general, more complex to manufacture compared to small molecule drugs because they are effectively made by generating biological material from cells or other living tissue, rather than through the process of chemical synthesis used for small molecule pharmaceuticals. Essential for this biological manufacturing is a high degree of fermentation, purification and formulation expertise, which biotechnology companies have typically developed as a result of their work and investment over a number of years. The regulatory regimes for ‘biosimilars’ or ‘follow-on biological products’ (similar versions of existing biological products) are also far less developed than those for generic pharmaceutical drugs, although in Europe and increasingly in the US, formal paths leading to the approval of biosimilars are being evaluated by regulatory authorities. These factors can help produce longer product life cycles for biological drugs compared to traditional pharmaceutical products. Biopharmaceuticals typically have a higher success rate from when a biological drug is tested in man for the first time until it is approved for marketing. This is particularly the case up to the end of phase I development when biological drugs often have a more predictable pharmacokinetic and toxicity profile compared with small molecule pharmaceuticals at the same stage of development.

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DIRECTORS’ REPORT
14	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

BUSINESS ENVIRONMENT CONTINUED

THERAPY AREA ENVIRONMENT
According to the World Health Organization (WHO), the greatest burden of disease is in non-communicable disease. Conditions such as malignant tumours, ischaemic heart disease, diabetes, cerebrovascular disease, chronic obstructive pulmonary disease (COPD), schizophrenia, bipolar disorder and asthma are significant contributors. However, communicable diseases are also increasing, due primarily to emerging bacterial and viral resistance and an increase in incidence of tuberculosis, and remain a major cause of disease in the developing world.

Our resources, skills and experience are focused on the following therapy areas, which together represent a significant proportion of the worldwide burden of disease:

Cardiovascular (CV)
CV disease claims more lives each year than the next four leading causes of death combined. It accounts for 17 million deaths worldwide annually, making it the greatest risk to life for most adults. CV is also the single largest therapy area in the global healthcare market, with a world market value of $145 billion. One in three adults has some form of CV disease, including diseases such as high blood pressure (market value $51 billion), abnormal levels of blood cholesterol (market value $34 billion), thrombosis – including heart attacks and stroke (market value $19 billion) and diabetes (market value $23 billion). High blood pressure and abnormal levels of blood cholesterol are well known to damage the arterial wall and thereby to lead to atherosclerosis. The most important and frequent manifestations of atherosclerosis are heart attacks and stroke due to thrombin formation in association with ruptured atherosclerotic plaque. Diabetes is associated with an increased risk for a number of serious, sometimes life-threatening complications, including heart attack, stroke, blindness, kidney disease, nervous system disease and amputations. Heart disease death rates among adults with diabetes are two to four times higher than the rates for adults without diabetes. Diabetes is the most rapidly increasing risk factor for CV disease, driven by a dramatic increase in obesity on a worldwide scale. In the US, 21 million people suffer from diabetes and two in five people with diabetes still have poor cholesterol control, one in three have poor blood pressure control and one in five have poor glucose control.

Gastrointestinal (GI)
The world GI market is valued at $37 billion, of which the proton pump inhibitor (PPI) market represents $25 billion. In the West (ie Europe and North America combined), according to different estimates, between 10% and 20% of adults suffer from gastro-oesophageal reflux disease (GERD). The prevalence rate of GERD in Asia is lower but increasing.

In spite of effective treatments with PPIs, around 40% of patients do not achieve full relief from symptoms.

Neuroscience
The neuroscience market value totals approximately $120 billion. It comprises psychiatry (market value $53 billion), neurology (market value $35 billion), analgesia (market value $27 billion) and anaesthesia (market value $4 billion). The medical need continues to be significant in all of these areas. For example:

>	Depression and anxiety disorders remain under-diagnosed and under-treated, with 15% of the population suffering from major depression on at least one occasion in their lives. Schizophrenia affects around 1% of the population, and 17 million people suffer from bipolar disorder across the major markets.

>	Alzheimer’s disease affects approximately 24 million people worldwide today, with this number predicted to reach 40 million by 2020. Further, current therapy has a modest symptomatic effect and does not significantly modify the course of this progressive neuro-degenerative disorder.

>	Chronic pain, which affects over 20% of the population, is a significant medical need, with pain management the most common reason for seeking medical care.

Cancer
The world market value for cancer therapies is $39 billion and increasing strongly. Despite dramatic advances in treatment, cancer remains the second highest cause of death in developed countries, and epidemiological evidence points to this trend now emerging in the less developed world. At present cancer accounts for 7.6 million (or 13%) of all deaths worldwide annually, with these numbers projected to continue rising, resulting in an estimated nine million deaths from cancer in 2015 rising to 11.4 million in 2030. Globally, lung cancer kills more people than any other tumour type. However, there are significant differences in the pattern and severity of disease between Asian and Western populations. Whilst breast, prostate and colorectal cancers are common in the West, gastric and liver cancers are more prevalent in Asia.

Respiratory & Inflammation (R&I)
The respiratory world market value is $48 billion. The WHO estimates that 100 million people worldwide suffer from asthma and more than twice that from COPD, which is currently the fifth leading cause of death in the world with further increases in the prevalence and mortality of the disease predicted for the coming decades. The inflammatory market is estimated to be worth $17 billion, with nearly 50% being for the treatment of rheumatoid arthritis. Biological therapies dominate the inflammatory market in terms of sales value.

Infection
The world market value for the treatment of infection is $67 billion, with anti-bacterials accounting for approximately half and anti-virals a quarter of this value. World demand for antibacterial antibiotics remains high, due to escalating resistance and the increased risk of serious infections in both immunosuppressed patients and ageing populations. The need for new, effective anti-virals, either for prevention or as treatment, is apparent in many viral syndromes where there are currently few satisfactory options. For instance, the hepatitis C virus infects an estimated 170 million people worldwide, but therapy for the strains that predominate in the US and Western Europe require 12 months’ treatment and produces a durable cure in only 50% of patients. Respiratory syncytial virus (RSV) is the most common cause of infant hospitalisation in the US. Approximately one-half of all infants are infected with RSV during the first year of life and nearly all children in the US have been infected by the time they reach their second birthday. Unlike other viral infections, there is no natural immunity created by RSV, so repeated infection is likely and common. Additionally, tuberculosis remains a worldwide threat and is newly diagnosed in approximately two million people every year in India alone and over eight million people worldwide.

Information about the medicines we have or are developing in the above disease areas and our 2007 product performance is set out on pages 50 to 68.

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ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	15

BUSINESS ENVIRONMENT CONTINUED

CHALLENGES FOR THE INDUSTRY
The fundamentals of the world pharmaceuticals market remain robust, providing the industry with broad potential for driving business growth. Nevertheless, as with any industry, alongside the opportunities, our business environment also presents a number of challenges. The most successful pharmaceutical companies will be those that recognise and manage these challenges appropriately and effectively.

Pressure on costs
As described earlier in this section, the demand for healthcare is growing, driven by increasing and ageing populations, alongside a greater expectation of better health than ever before. The world population has doubled in the last 50 years from three billion to six billion and is expected to reach nine billion by 2050. In most major markets, ageing populations are leading to increased incidence of chronic diseases, such as cancer and diabetes, which require long-term management. Chronic disease is on the increase in middle-income countries too, and is also beginning to have an impact in the least developed countries.

Expenditure on healthcare typically represents between 6% and 15% of a country’s gross domestic product (GDP), with developed countries towards the top end of that range and developing and middle-income countries spending less. As a proportion of this, expenditure on medicines developed by the pharmaceutical sector is usually between 10% and 20% of the healthcare budget, and is therefore still less than 2% of GDP in most countries. Nevertheless, the growing demand for healthcare means ever-increasing pressure on the budgets of those who pay for it. Healthcare systems, whether based on public or private funding, have a duty to spend their limited financial resources wisely and cost-containment therefore continues to be a fundamental consideration.

The research-based pharmaceutical industry’s challenge is to manage the associated downward pressure on the price of its products, whilst continuing to invest in the discovery, development, manufacturing and marketing of new medicines.

Demonstrating economic benefit
Effective treatments can help to save healthcare costs by reducing the need for more expensive care, such as hospital stays or surgery, and so it is important that we demonstrate the economic as well as the therapeutic value of medicines to those who pay for healthcare. This requires time and money. During development and throughout the life cycle of a medicine, as well as traditional clinical trials designed to establish safety and efficacy, we conduct studies to demonstrate added medical benefits, cost-effectiveness, cost-benefit and medical outcomes (such as survival and quality of life improvements). These research efforts also help to ensure we can target our treatments at those patients who will benefit most.

R&D productivity
Improving R&D productivity continues to be a priority across the industry. At the same time, our regulators are setting increasingly high hurdles for the approval of new medicines. Backed by the application of new technologies and different ways of working – including strategic alliances to broaden the base for disease research and drive further cost efficiencies – the industry is working to maintain a flow of innovation whilst effectively meeting the requirements of our regulators.

Patient safety
Patient safety continues to be a fundamental consideration at all stages of pharmaceutical R&D and beyond. Decisions on acceptable benefit/risk profiles for medicines have the potential to be positively or negatively affected by a number of factors. These include pre-clinical data, pre- and post-marketing clinical data and regulatory decisions reflecting society’s concerns and aspirations. Further information can be found on pages 193 to 199 (Risk).

Competition
Our main competitors are other international, research-based pharmaceutical companies that also sell innovative, patent-protected, prescription medicines. In common with other companies, following patent expiry, our products also compete with generic pharmaceuticals – principally on price, since generic manufacturers do not bear the same high costs of R&D that we do. Nor do they typically invest as significantly in safety monitoring or marketing as we do. The industry’s intellectual property base is increasingly being challenged by generic companies seeking an early entry into large markets. It is increasingly complex to enforce patent rights and other intellectual capital in certain markets, especially those where practices are in place to encourage broad access to medicines. While there are few established regulatory systems for biosimilars of biological products or vaccines, several countries, including the US, are considering regulatory structures that might allow for an abbreviated marketing approval mechanism akin to the mechanism for generic pharmaceuticals.

Competition also comes from collaborations and partnerships between traditional pharmaceutical companies and smaller biotechnology and vaccine companies. Increasingly, as pharmaceutical companies seek to expand their pipeline, they are able to gain access to promising new product candidates by partnering with these smaller companies that may lack some of the infrastructure for growth that a larger company can provide.

Reputation and responsibility
Stakeholder expectations of the industry regarding corporate responsibility continue to vary from country to country. Nevertheless, a global business means global visibility and there are a number of issues relating to our business that have the potential to impact reputation anywhere in the world. These include access to medicines, patient safety (exacerbated by some high-profile withdrawals of marketed medicines in recent years), transparency of information, sales and marketing practices, research ethics, human rights and labour practices. These issues must be managed appropriately, and emerging issues successfully identified and managed, to ensure a continued licence to operate from society.

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16	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

BUSINESS ENVIRONMENT CONTINUED

Regulatory approvals process and continuing product regulation
The pharmaceutical industry is one of the most regulated of all industries and the number and impact of these regulations continue to grow. The process of developing a new pharmaceutical or biological product, from discovery to marketing approval, can typically take between eight and 12 years. Through all stages of drug development and post-marketing surveillance, safety, efficacy, quality and patient risk management continue to be a priority focus, both for the industry and for our regulators. Regulatory drug review and approval is a complex and time consuming process, typically taking between six months and two years. In recent years, regulatory processes have become subject to more conditions including patient risk management plans, patient registries, post-marketing requirements, and conditional and limited approvals.

In addition to safety and efficacy, pre-approval regulation covers every aspect of the product including the chemical composition, manufacturing, quality controls, handling, packaging, labelling, distribution, promotion and marketing.

After a product has been approved and launched, all aspects relating to its safety, efficacy and quality must continue to meet regulatory requirements. Strict procedures must be in place to appropriately monitor, evaluate and report potential adverse reactions. Where drug-related adverse reactions occur or it is judged that they may occur, changes may be required to the prescribing advice and to the product approval. Depending on the country, fines and other penalties may be imposed for failure to adhere to the conditions attached to the approval. This may include product recalls or a requirement that letters be sent to prescribers and other medical practitioners. In extreme cases, the approval may be revoked, resulting in withdrawal of the product from sale. Marketing and promotional activities are also tightly controlled by regulations and self-regulating codes of ethical marketing practices.

The manufacturing processes for chemical products, and even more so for biological products and vaccines, can be very complex and must be conducted under rigorous standards of quality. Manufacturing plants and processes are subject to periodic inspections by regulators to ensure that manufacturers are complying with prescribed standards of operation. Regulators have the power to require, if they believe action is warranted, changes and improvements, to halt production and impose conditions that must be satisfied before production can resume. Regulatory standards also evolve over time as the industry develops new manufacturing techniques, so a process that may have been acceptable at one time may subsequently require changes.

We participate in various industry associations and other external organisations on a global basis, and engage with regulatory authorities in many different parts of the world about proposed new regulations, standards and processes that are aimed at improving the regulatory approval process or addressing the impact of new technology. Regulators welcome this dialogue with industry and, in many instances, actively seek manufacturers’ views, for example, the European Medicines Agency’s similar ‘Pipeline’ project and the ‘Critical Path Initiative’ of the US Food and Drug Administration (FDA), which seek to modernise the scientific process through which a drug is transformed from a proof of concept discovery into a medical product.

Price regulation
Prescription medicines are subject to government controls on price and reimbursement, which operate in most countries in which we sell our products. This often presents a complex matrix of different pricing systems across countries, which, combined with the ambitions in most markets to limit pharmaceutical expenditure, puts pressure on drug prices and volumes. This may be further complicated by currency fluctuations within regions. As downward pressure on pricing and price differentials between countries increases, cross-border movement of products is also rising. The principal aspects of price regulation in the US, the EU and Japan are described in the Sales and Marketing section on page 31.

WE BELIEVE THAT ASTRAZENECA HAS
THE RIGHT STRATEGY
AND THE RESOURCES,
SKILLS AND CAPABILITIES
WE NEED TO MANAGE THE CHALLENGES AND MAKE
THE MOST OF THE OPPORTUNITIES OF OUR BUSINESS ENVIRONMENT TO DRIVE CONTINUED SUCCESS AND DELIVER ENDURING SHAREHOLDER VALUE.

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ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	17

BUSINESS ORGANISATION

This section describes in broad terms how the Company is organised in terms of the overall structure and principal roles and responsibilities of the Board, the Board Committees and other significant bodies with authority delegated from the Board or the Chief Executive Officer, such as the Senior Executive Team (SET) and the R&D Executive Committee.

ASTRAZENECA PLC BOARD COMPOSITION, PROCESSES AND RESPONSIBILITIES
The Board comprises three Executive Directors and nine Non-Executive Directors. The membership of the Board at 31 December 2007, and information about individual Directors is shown on pages 18 and 19.

All Directors are collectively responsible for the success of the Company. The Non-Executive Directors have a responsibility to bring independent, objective judgement to bear on Board decisions, which includes constructively challenging management and helping to develop the Company’s strategy as well as scrutinising the performance of management. The Non-Executive Directors also have various responsibilities concerning the integrity of financial information, internal controls and risk management.

At the end of every Board meeting the Company’s Non-Executive Directors meet without the Executive Directors present in order to review and discuss any matters that have arisen during the meeting and/or such other matters as may appear to the Non-Executive Directors to be relevant to them in properly discharging their duties in an independent manner. In order to ensure that the Board has good visibility in respect of the key operating decisions of the business, members of the SET routinely attend Board meetings on a rotational basis and the Board regularly meets and consults other senior employees throughout the year.

Further details about the members and responsibilities of the SET are described on page 20. Further information about the operation of the Board and its committees can be found in the Corporate Governance and Managing Risk section on pages 38 to 49.

1 As determined by the Board in accordance with the UK Combined Code.

R&D EXECUTIVE COMMITTEE
The R&D Executive Committee oversees and prioritises an integrated portfolio of both small molecule and biological discovery and development projects from across the Group (whether originating from our own R&D activities or from external sources). It takes a view across all therapy areas and makes decisions based on therapeutic need, market opportunity and technical risk. It is also charged with establishing a portfolio review process intended to ensure that internal and external opportunities are reviewed using the same criteria and that there is a clear externalisation strategy aligned with the disease area strategies.	The R&D Executive Committee is chaired by John Patterson, Executive Director, Development. Its other members are currently the Executive Vice-President, Discovery Research; the President, Research and Development, MedImmune; the President and Chief Executive Officer, North America and Executive Vice-President, Global Marketing; the Senior Vice-President, Strategic Planning and Business Development; the Vice-President, Corporate Strategy and R&D Finance; and the Vice-President and Head of Development Projects. Further information about the R&D Executive Committee can be found in the R&D Governance and Portfolio Management section on page 27.

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BUSINESS ORGANISATION CONTINUED

BOARD OF DIRECTORS AT 31 DECEMBER 2007

LOUIS SCHWEITZER (65)
Non-Executive Chairman
Chairman of the Nomination Committee and
member of the Remuneration Committee
Appointed as a Director 11 March 2004. Non-Executive Chairman of Renault SA since April 2005. Chairman and Chief Executive Officer of Renault SA 1992-2005. President of the Management Board of Renault-Nissan BV 2002-2005. Chief Financial Officer and Executive Vice-President 1988-1990 and President and Chief Operating Officer 1990- 1992, Renault SA. Non-Executive Director of BNP-Paribas, Electricité de France, Veolia Environnement, Volvo AB and L’Oréal. Vice- Chairman of the Supervisory Board of Philips Electronics NV.

DAVID BRENNAN (54)
Executive Director and
Chief Executive Officer
Appointed as a Director 14 March 2005. Appointed Chief Executive Officer 1 January 2006. Member of the Executive Board of the Pharmaceutical Research and Manufacturers of America (PhRMA). Honorary Board member of the US CEO Roundtable on Cancer, Board member of the European Federation for Pharmaceutical Industries and Associations (EFPIA). Executive Vice-President, North America, AstraZeneca PLC 2001-2005. Chairman of the Board of the Southeastern Chapter of the American Heart Association 2004-2006.

SIMON LOWTH (46)
Executive Director and
Chief Financial Officer
Appointed as a Director 5 November 2007. Also has overall responsibility for Information Services. Finance Director, Scottish Power plc 2005-2007 and Executive Director, Corporate Strategy and Development, Scottish Power plc 2003-2005. Director – Head of UK Industrial Practice, McKinsey & Company 2000-2003.

MARCUS WALLENBERG (51)
Non-Executive Director
Appointed as a Director 6 April 1999. Formerly a Director of Astra AB (appointed 18 May 1989). Chairman of Skandinaviska Enskilda Banken AB. Chairman of Saab AB. Vice-Chairman of Telefonaktiebolaget LM Ericsson. Chairman of the Board of Electrolux AB. Non-Executive Director of Stora Enso Oyj and the Knut and Alice Wallenberg Foundation. Chairman of International Chamber of Commerce (ICC).

JOHN VARLEY (51)
Non-Executive Director
Chairman of the Remuneration Committee
and Member of the Nomination Committee
Appointed as a Director 26 July 2006. Executive Director of Barclays Bank plc and Barclays plc since 1998 and Group Chief Executive since 2004. President of the Employers’ Forum on Disability and member of the International Advisory Panel of the Monetary Authority of Singapore. Treasurer and Trustee of St. Dunstan’s, Trustee of Thornton Smith Plevins Young People’s Trust and Chairman of Business Action on Homelessness.

JOHN BUCHANAN (64)
Non-Executive Director
Chairman of the Audit Committee and
Member of the Remuneration Committee
Appointed as a Director 25 April 2002. Executive Director and Group Chief Financial Officer of BP p.l.c. 1996-2002. Member of the UK Accounting Standards Board 1997-2001. Senior Independent Director of BHP Billiton Plc. Deputy Chairman of Vodafone Group Plc. Chairman of Smith & Nephew plc.

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BUSINESS ORGANISATION CONTINUED

JOHN PATTERSON CBE FRCP (59)
Executive Director, Development Member of the Science Committee
Appointed as a Director 1 January 2005. Fellow of the Royal College of Physicians. Director of the British Pharma Group. Non-Executive Director of Cobham plc. Non-Executive Director of Amersham plc 2001-2004. President of the Association of the British Pharmaceutical Industry 2002-2004. Member of the Supervisory Board of the UK Medicines Control Agency 1990-1994. Executive Vice-President, Product Strategy & Licensing and Business Development, AstraZeneca PLC 1999-2004.	HÅKAN MOGREN KBE (63)
Non-Executive Deputy Chairman Member of the Nomination Committee
Appointed as a Director 6 April 1999. Formerly Chief Executive Officer and a Director of Astra AB (appointed 18 May 1988). Member of the Board of Directors of Investor AB and Groupe Danone. Director of the Marianne and Marcus Wallenberg Foundation.
Member of the Royal Swedish Academy of Engineering Sciences.	MICHELE HOOPER (56)
Senior Non-Executive Director Member of the Audit Committee and the Nomination Committee
Appointed as a Director 1 July 2003. President and Chief Executive Officer of Stadtlander Drug Company 1998-1999. Corporate Vice-President and President, International Businesses of Caremark International Inc. 1992-1998. Public Corporate Director of UnitedHealth Group. Non-Executive Director of PPG Industries, Inc.. Non-Executive Director of Warner Music Group, Inc

DAME NANCY ROTHWELL (52)
Non-Executive Director
Chairman of the Science Committee and Member of the Remuneration Committee
Appointed as a Director 27 April 2006. Also has responsibility for overseeing Corporate Responsibility. MRC Research Professor and Deputy President and Deputy Vice Chancellor at the University of Manchester. Trustee of Cancer Research UK and the Campaign for Medical Progress, Chair of the Research Defence Society, Chair of the Wellcome Trust Public Engagement Strategy Panel. Council member of the Biotechnology and Biological Sciences Research Council. Prior appointments include: President of the British Neuroscience Association and Council member of the Medical Research Council.	JANE HENNEY (60)
Non-Executive Director
Member of the Audit Committee, the Nomination Committee and the Science Committee
Appointed as a Director 24 September 2001. Currently Professor of Medicine, University of Cincinnati. Prior appointments include: Senior Vice-President and Provost for Health Affairs, University of Cincinnati Medical Academic Health Center; Deputy Director, US National Cancer Institute; Deputy Commissioner for Operations, US Food and Drug Administration; and Commissioner of Food and Drugs, US Food and Drug Administration. Non-Executive Director of AmerisourceBergen Corporation and CIGNA Corporation. Other board appointments include The Commonwealth Fund and China Medical Board.

BO ANGELIN (58)
Non-Executive Director
Member of the Science Committee
Appointed as a Director 24 July 2007. Professor of Clinical Metabolism at Karolinska Institutet and Head of the Department of Endocrinology, Metabolism and Diabetes at the Karolinska University Hospital in Stockholm, Sweden. Member of the Board of Karolinska Institute. Member of the Nobel Assembly and of the Swedish Royal Academy of Sciences. Member of the Medical Nobel Institute. Prior appointments include Chairman of the Nobel Committee for Physiology and Medicine.

Other officers of the Company at 31 December 2007 included members of the Senior Executive Team, as set out on page 20, and:
GRAEME MUSKER
Group Secretary and Solicitor
Appointed as Company Secretary 6 June 1993.

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BUSINESS ORGANISATION CONTINUED

CHIEF EXECUTIVE OFFICER, DELEGATION OF AUTHORITY AND SENIOR EXECUTIVE TEAM

DAVID BRENNAN Chief Executive Officer	SIMON LOWTH Chief Financial Officer	JOHN PATTERSON CBE FRCP Executive Director, Development

TONY ZOOK President and Chief Executive Officer, North America and Executive Vice-President, Global Marketing	DAVID SMITH Executive Vice-President, Operations	DAVID MOTT President and Chief Executive Officer, MedImmune

LYNN TETRAULT Executive Vice-President, Human Resources and Corporate Affairs	BRUNO ANGELICI Executive Vice-President, Europe, Japan, Asia Pacific and Rest of the World	JAN LUNDBERG Executive Vice-President, Discovery Research

CHIEF EXECUTIVE OFFICER
AND DELEGATION OF AUTHORITY
The Chief Executive Officer has been delegated authority from, and is responsible to, the Board of AstraZeneca PLC for directing and promoting the profitable operation and development of the Company, consistent with the primary aim of enhancing long-term shareholder value, in relation to all matters save those which have been specifically reserved for the Board. Further information on the operation of the Board can be found on page 38.

The Chief Executive Officer is responsible to the Board for the management and performance of the Company’s businesses within the framework of Company policies, reserved powers and routine reporting requirements. He is obliged to refer certain major matters (defined in the formal delegation of the Board’s authority) back to the Board.

The roles of the Board and the relationship between each of the Board’s committees, the Chairman, the Chief Executive Officer and the Senior Executive Team are documented, as are the Board’s delegated authorities and reserved powers, the means of operation of the business and the roles of corporate functions. Further information can be found on pages 38 to 49.

SENIOR EXECUTIVE TEAM (SET)
The Chief Executive Officer has established and chairs the SET (pictured above). Although the Chief Executive Officer retains full responsibility for the authority delegated to him by the Board, the SET is the vehicle through which he has chosen to exercise certain of that authority in respect of the Company’s business (including MedImmune, Arrow Therapeutics, KuDOS, Aptium Oncology and Astra Tech). The SET normally meets once a month to consider and decide major business issues. Typically, it also reviews those matters that are of a size or importance to require the attention of, or that are reserved to, the Board before such matters are submitted to the Board for review and decision.

During 2007, Jonathan Symonds, formerly Chief Financial Officer, resigned to pursue his career outside AstraZeneca. Simon Lowth was appointed as our new Chief Financial Officer and joined the Company and the Board in November 2007. Also during the year, Martin Nicklasson, formerly Executive Vice-President, Global Marketing, resigned to pursue his career outside AstraZeneca and Tony Bloxham, formerly Executive Vice-President, Human Resources, retired. Their responsibilities have been assumed by Tony Zook and Lynn Tetrault, respectively.

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MEDICINES
Differentiated and effective
Our track record of pharmaceutical innovation spans seven decades and includes many world-leading medicines that continue to make a difference for millions of patients worldwide.

Our medicines are targeted at important areas of healthcare. Several of them are world leaders and all of them are designed to be innovative, effective and offer added benefits for patients, such as reduced side effects or better ways of taking the treatment. In many cases, they are built on decades of shared knowledge among our scientists and on partnerships between people working in the laboratories and those working with doctors, patients and our other stakeholders to gain the insight we need to maintain a flow of new, targeted medicines that make a meaningful difference in healthcare.

These relationships have helped us develop families of medicines – generation by generation – such as the hormone-based cancer treatments we have discovered since the 1970s, including Nolvadex (tamoxifen), Faslodex, Zoladex and Arimidex. Among other benefits, these have played a part in increasing the five year survival rate for women with breast cancer from under 70% 50 years ago to around 90% today.

Even after a new medicine is launched, we continue to explore all the ways it can be used to get the most benefit for patients. We have clearly defined life cycle management programmes for our marketed products designed to optimise both the benefit they bring to patients’ lives and their commercial potential within the timeframe that patent protection is available to us.

For example, originally introduced for treating asthma, Symbicort is now also used to combat chronic obstructive pulmonary disease, the fifth greatest cause of death worldwide. We also continued to look at how we could further improve Symbicort as an asthma therapy and we now market Symbicort Maintenance and Reliever Therapy (Symbicort SMART). Symbicort SMART represents a change in medical practice because it puts patients more in control of their variable disease by combining both the maintenance therapy and rapid relief treatment in a single inhaler, instead of the usual two. Further information about our range of Respiratory medicines can be found on page 63.

When we first launched Seroquel, our treatment for schizophrenia, it was particularly welcomed by patients and physicians for the benefits it offered in terms of effective control coupled with a favourable side-effect profile. More recently, in response to the need for a wider choice of medicines that offer more convenient dosing, we introduced Seroquel XR extended release tablets, a once-daily therapy for adults. Seroquel is also used to manage both bipolar mania and bipolar depression, helping more people around the world to lead normal lives. Further information about our range of Neuroscience therapies can be found on page 56.

Gastro-oesophageal reflux disease (often called ‘heartburn’) can significantly affect the sufferer’s quality of life and, if left untreated, can cause serious problems such as stomach ulcers or cancer of the oesophagus. We introduced the world’s first proton pump inhibitor, Losec, a breakthrough treatment at the time, and have since developed an improved therapy, Nexium, which provides healing and symptom relief in more patients and in a shorter time. Further information about our Gastrointestinal therapies can be found on page 53.

Although there are other statins on the market, our version, Crestor, is increasingly recognised as being particularly valuable for high-risk patients because of its powerful effect in lowering low-density lipids (‘bad cholesterol’) and raising high-density lipids (‘good cholesterol’). Crestor was recently approved in the US as an adjunct to diet for slowing the progression of atherosclerosis in patients with elevated cholesterol and is the only statin with a broad atherosclerosis indication in the US. Further information about our Cardiovascular therapies can be found on page 50.

Our acquisition of MedImmune, Inc. in 2007 brought some significant biopharmaceutical products into our portfolio. Synagis is the standard of care for respiratory syncytial virus (RSV) prevention and has helped to protect over one million babies around the world from serious RSV disease. FluMist, the first intranasal influenza vaccine to be approved in the US, represents the first innovation in flu vaccination in more than 60 years.

Our portfolio of marketed medicines is highly competitive and includes 11 products with sales of over $1 billion each. Growth in the short to medium term is being driven by five key products, Arimidex, Crestor, Nexium, Seroquel and Symbicort, all launched over the last 12 years. Backed by our successful mature brands such as Pulmicort, Zoladex, Seloken/Toprol-XL, Atacand and Merrem, these five key products provide the platform for our continued success whilst we enhance our pipeline for the future by improving internal innovation and productivity and accessing external innovation potential.

Details of our major products are shown in the therapy area sections starting on page 50.

Ensuring patient safety
Ideally, a medicine would target only the disease that it is intended to treat and would not have any other unintended effects. In reality, however, despite the best efforts of scientists, such a medicine does not yet exist and all medicines have possible side effects that some patients might experience. Healthcare professionals, in consultation with their patients, must weigh the benefits of a medicine against its possible side effects and decide the acceptable level of risk.

The safety of the patients who take our medicines is a fundamental consideration throughout all of our activities. We aim to minimise the risks and maximise the benefits of each of our medicines, throughout their discovery, development and beyond. After launch, we actively monitor the use of all our medicines to ensure that we become aware of any side effects not identified during the development process. Clinical trials, although extensive, cannot replicate the complete range of patient circumstances that exist among much larger and more diverse patient populations. Rare side effects can often only be identified after a medicine has been launched and used in far greater numbers of patients and over longer periods of time. We have comprehensive and rigorous systems in place for detecting and rapidly evaluating such effects, including mechanisms for highlighting those that require immediate attention. We also strive to identify whether particular types of patients may be more susceptible to the risks associated with a particular treatment, and what the early indicators of this might be, so that side effects can be avoided or minimised in these patients.

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We have an experienced, in-house team of over 500 clinical drug safety professionals working around the world and dedicated to the task of ensuring that we meet our commitment to drug safety. Each of our products (whether in development or on the market) has an assigned global drug safety physician who, supported by a team of drug safety scientists, is responsible for that product’s continuous safety surveillance. Drug safety managers in each of our national companies have local responsibility for product safety within their respective countries.

Our Chief Medical Officer (CMO) has overall accountability for the benefit/risk profiles of the products we have in development and those on the market. The CMO provides medical oversight and ensures that appropriate risk assessment processes are in place to enable informed decisions to be made about safety as quickly as possible. His responsibilities include chairing a group of internal experts from both our Discovery and Development organisations, who critically evaluate our candidate drugs prior to first-time-in-man studies.

Our commitment to patient safety includes ensuring the security of our medicines throughout their manufacturing and supply. We continuously monitor our business environment to identify any new or emerging product security risks and work to ensure that these are managed quickly and effectively. In addition to our internal processes, we also work with regulatory authorities, government agencies, trade associations and law enforcement agencies to combat the growing threat of counterfeiting. Further details of the ways in which we manage the risk of counterfeiting can be found on page 196.

How we price our medicines
Despite significant advances in healthcare in recent decades, the fight against diseases and disorders is far from over. Many are still under-diagnosed or not well treated, or there is not yet an effective therapy. Continued innovation is required to address the unmet medical needs of a rapidly changing world. At the same time, the growing demand for healthcare, driven by people living longer, increasing populations and the emergence of new economies, means more and more pressure on the budgets of those who pay for it.

At AstraZeneca, our challenge is to balance the associated downward pressure on the price of medicines with the cost of the continued innovation that brings benefit for patients and society.

When setting the price of a medicine, we take into consideration its full value to patients, to those who pay for healthcare and to society in general. Our pricing also takes account of the fact that, as a publicly owned company, we have a duty to ensure that we continue to deliver an appropriate return on investment for our shareholders. We balance many different factors, including ensuring appropriate patient access, in our global pricing policy, which provides the framework for optimising the profitability of our products in a sustainable way.

We continually review our range of medicines (both those on the market and in the pipeline) to identify any that may be regarded as particularly critical to meeting healthcare needs – either because they treat diseases that are (or are becoming) prevalent in developing countries, or because they are potentially a leading or unique therapy addressing an unmet need and offering significant patient benefit in treating a serious or life-threatening condition. In such cases, we aim to provide patient access to these medicines through expanded patient access programmes. We also support the concept of differential pricing in this context, provided that safeguards are in place to ensure that differentially priced products are not diverted from patients who need them, to be sold and used in more affluent markets.

Bringing economic as well as therapeutic benefit
In our discussions with those who pay for healthcare, and others, we include an explanation of the economic benefits as well as the therapeutic benefits of our medicines, to ensure their full value is understood.

Effective treatments can help to save healthcare costs by reducing the need for more expensive care, such as hospital stays or surgery. For example, a 2002 study in the US found that for each additional $1 spent on newer medicines, over $6 could be saved on total healthcare expenditure (including a saving of $4 in hospital costs)1. Another US study, published in the ‘The Journal of Clinical Psychiatry’ in the US in 2003, showed that the cost of treating a sufferer of depression fell throughout the 1990s, largely because of a change in the quality of medicines available, which allowed patients to be treated in the community rather than in hospital. The study found that per-patient spending on depression fell by 19% over the course of the decade.

There are productivity benefits too. The use of innovative medicines and vaccines that reduce or prevent the incidence of disease, enables better disease management, which means less time off work or away from school or other daily activities, helping patients to lead normal, productive lives as active members of their communities.

In the developing world
AstraZeneca remains committed to making a contribution to improving health in the developing world. The medicines in our range today are not relevant to the treatment of HIV, TB and malaria, the most significant healthcare problems that the developing world is currently facing, but we are applying our skills and resources to helping in other ways. Our approach is two-fold. We have a dedicated research facility in Bangalore, India that is focused on finding a new, improved treatment for TB (further information can be found on page 67). Alongside this ongoing research, we also form partnerships with non-governmental organisations and other organisations working to strengthen local healthcare capabilities in communities where the lack of effective healthcare systems (including the lack of healthcare professionals), means that the availability of medicines is not always the primary challenge (further information about our healthcare partnerships in the developing world can be found on page 73).

1 Source: Frank R Lichtenberg, ‘Benefits and Costs of Newer Drugs: An update’ National Bureau of Economic Research, Cambridge, MA June 2002.

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“My number one priority is to strengthen the pipeline, drive the pace of innovation and deliver a flow of new medicines that bring benefit for patients and support sustained growth for AstraZeneca in the short, medium and long term.

I am pleased to be able to report that 2007 has been a year of significant progress.

We have continued to put huge effort into our drive for quality and industry-leading speed in our development cycle times, while at the same time creating a leaner, more cost-effective R&D organisation.

The year was also marked by the acquisition of MedImmune – a transformational event for our R&D organisation, which has significantly boosted our pipeline and accelerated our ambition to build a major presence in biopharmaceuticals.

Our pipeline has increased from 71 clinical projects in 2006 to 95 clinical projects in 2007, a 50% increase compared with 2005. In 2006,

12 new molecules entered phase I (first tests in man), a record year for us. In 2007, we doubled the rate with 24 new molecules entering phase I, which puts us on track for a milestone number of phase II progressions in the second half of 2008 and early 2009. We have also doubled our phase III pipeline over the past year, increasing it from five to 10 projects.

I am confident that, with the progress we have made in 2007, and as we continue to introduce further speed and quality initiatives throughout 2008, we will achieve upper quartile industry performance by 2010.”

JOHN PATTERSON CBE FRCP
Executive Director, Development

RESEARCH AND DEVELOPMENT
Introduction
We have a global R&D organisation, with around 13,000 people at 17 principal centres in eight countries – the UK, the US, Sweden, France, Japan, China, Canada and India. Of these, 14 sites focus on small molecule R&D and three on biologics and vaccines R&D. These resources are complemented by clinical development capability at 47 sites around the world.

In 2007, we invested $5.2 billion on R&D (2006 $3.9 billion, 2005 $3.38 billion) and approved $291 million of R&D capital investment. New facilities established or announced in 2007 included an expansion of our facility in Boston, US principally to enhance our infection research capability. We also inaugurated a new state-of-the-art Process and Development R&D (PR&D) facility next to our existing R&D centre in Bangalore, India. With accommodation for up to 75 scientists (supported by office and engineering staff), this laboratory should accelerate the production of our new treatments, and its position alongside our Discovery site will help maximise scientific interactions. Additional investments in PR&D laboratories were also made in Macclesfield, UK, which should accommodate around 170 people and give the flexibility to accommodate a further 50 people within pre-planned expansion areas.

During 2007, we opened our ‘Innovation Centre China’ research facility in Shanghai, which is focused on translational medicine in cancer, a major cause of death in China. Approximately 40 highly qualified scientists have been recruited so far. We have also formed a strategic partnership with Peking University Third Hospital, which will focus on phase I clinical research, including clinical pharmacology and safety evaluation.

We want to be among the best in the industry in terms of the quality of our work and the speed with which we get new medicines to market. During 2007 we continued our drive to improve the efficiency of our processes and the effectiveness of our decision-making so that we can quickly eliminate weaker compounds and concentrate on the robust, rapid progress of the ones most likely to succeed as significant advances in healthcare. Further information about our progress to improve the efficiency of our R&D processes can be found later in this section.

We have a clearly defined process to manage our therapy area and disease area (TA/DA) strategies recognising the breadth of our portfolio across therapy areas and treatment modalities. Our TA/DA strategy review process enables us to evaluate key features of each TA/DA including clinical need, commercial opportunity, scientific opportunity, competitive position and resources. The process is managed by the R&D Executive Committee and our regular reviews define which disease areas we will grow, maintain, reduce or exit. The process also enables us to deploy our resources in the best way to meet our commercial and scientific objectives.

In line with our strategy, we also continued to focus on gaining access to external innovation that complements our in-house capabilities. Further information about our externalisation activities during the year can be found on page 25. By far the most significant transaction in 2007 was the acceleration of our biologics and vaccines strategy through the acquisition of MedImmune, Inc..

Our global R&D organisation is led by the R&D Executive Committee. Further information about the R&D Executive Committee and how we manage our portfolio is given in the R&D Governance and Portfolio Management section on page 27.

In 2007, Alderley Park, one of our major R&D sites, celebrated its fiftieth anniversary. Some of the world’s most important medicines have come out of Alderley Park, including the invention of beta-blockers, which revolutionised the treatment of certain heart diseases and a series of inhaled and intravenous anaesthetics. New hormonal treatments for breast and other cancers were also developed there, which have gone on to become market leaders and have played a major role in today’s much improved treatment of cancer. We aim to maintain Alderley Park’s contribution and we continue to invest in upgrading this site, most recently with the opening of a £60 million dedicated cancer research facility in 2006.

Pipeline progress
Full details of our pipeline are set out in the table on pages 28 to 30. Our R&D strategy is geared to maintaining a flow of new products that will deliver sustained business growth in the short, medium and long term.

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In the short term, we have continued to strengthen our pipeline across all stages of discovery and development and we now have 95 clinical projects. In 2007, significant progress was made in strengthening our late stage development portfolio. We have doubled the size of our phase III portfolio from five to 10 projects (covering nine compounds). We have also had a record year in terms of the number of new molecules entering phase I compared with 2006 (24 in 2007, 12 in 2006) and this puts us on track for a record number of phase II progressions in the second half of 2008 and early 2009.

Notable successes in the life cycle management of our key marketed brands during the year included nine submissions and nine approvals in the US or the EU, which are described in the therapy area reviews on pages 50 to 68.

In the medium term, we will drive our pre-clinical and clinical phase I and II projects towards proof of concept as rapidly as possible, whilst recognising that we need to continue our emphasis on externalisation to complement our internal R&D efforts. Our drug discovery efforts extend beyond our own laboratories, as we actively seek to make alliances and acquisitions with external partners to gain access to leading drug projects or technology platforms.

The progress we are making in our drive to increase productivity is reflected in the delivery of projects from discovery and the growth of our early development portfolio. As part of our continuing drive for improvement, we have introduced a more rigorous and consistent measure for the number of compounds reaching development. We now record additions to the pipeline from the first pre-clinical study that is required for regulatory approval (First Good Laboratory Practice (FGLP)), instead of when a candidate drug (CD) is simply nominated for development. During 2007, 36 FGLPs were selected (compared with 22 in 2006).

In addition to our current capabilities, we have transformed our R&D capability and pipeline through our strategic move into biologics and vaccines, described in more detail below.

Discovery research
In Discovery, our scientists work together across national boundaries and sites to exchange ideas, to promote best practice and to maximise the scientific potential offered by our size and global reach. We work closely with clinical and development teams to prioritise our activities and to link our research activities to clinical need and patient benefit.

Improving productivity, efficiency and quality remain core priorities and over recent years we have introduced a process improvement system based around the principles of Lean Sigma™ that has significantly reduced project timelines and increased the quality and efficiency of our drug discovery programmes. For example, in lead optimisation in our Cardiovascular and Gastrointestinal therapy areas, we have delivered an improvement in product development cycle times, a reduction in non-core activities and a positive impact on the quality of the science conducted.

Lead generation
Our strategic initiatives are directly aligned to improving the quality of chemical leads and biological targets, so that we can eliminate, at an earlier stage, those compounds that are unlikely to make it through clinical development. Strategic alliances, such as those with WuXi Pharmatech Co., Ltd (China) and ChemBridge (US), supply proprietary compounds that significantly enhance our own compound collection and increase the prospects of us finding compounds that we can quickly develop into new medicines.

Discovery medicine
Discovery medicine (the collaboration between clinical medicine and basic science) helps us gain a better understanding of human diseases and the suitability of future medicines to treat those diseases, as well as identify and deploy biomarkers, which can help us to make early decisions on the effectiveness and safety of our compounds in clinical development. All compounds nominated for development now have a biomarker strategy.

Safety assessment
We implement high-throughput testing of safety early in the research process and use this data to prioritise and select the best compounds for progression. We have been able to reduce attrition due to safety issues and the time taken to deliver key safety studies by process improvements, thereby allowing more rapid entry to testing in man.

Development
Our principal focus is ensuring that our growing range of potential medicines are developed effectively to meet the future needs of patients, and in a way that meets the regulatory requirements necessary to gain marketing approval. We have a wide range of compounds in early development, and a total of 41 projects in phase I, 20 projects in phase II and 10 projects in phase III development and are running 24 life cycle management projects.

People in our Development organisation specialise in taking a newly discovered compound from the laboratories, through clinical research, regulatory submissions, continuing pharmaceutical development and life cycle management. Project teams bring together all the relevant skills and experience needed for the rapid progress of new medicines and the management of development risks.

The change programme initiated during 2005 to enhance project delivery and improve R&D performance has continued. Throughout 2007, we have built on the speed and quality improvement projects that were begun in 2006 focusing on speeding the progression of early phase projects along the pipeline and to market. This has resulted in reductions in the average product development cycle time of approximately one and a half years, with reduced timelines across all parts of the development process.

With the implementation of best practice solutions aimed at eliminating the lost time between key steps in the development process and, critically, by changing behaviours across the organisation, we exceeded our 2007 targets for development cycle times. We believe that we are well placed to achieve median cycle times of eight years in 2010 based on the projects currently in development. Importantly, we also put in place the fundamental building blocks for a culture of continuous improvement that should sustain the momentum behind our initiatives for increased speed, with better quality, and at the right cost.

The continued growth in the number of drug projects in our pipeline will require us to reshape our R&D budget to accommodate these increased numbers, both in the next three years and beyond to 2017. We are running a portfolio of programmes aimed at delivering significant productivity improvements

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that we expect will yield efficiency gains between 2008 and 2011. Projects currently within this programme are making good progress and are on track. These include:

>	Disease area strategy: As part of a continuing process, a comprehensive review of all disease areas comparing the position of AstraZeneca relative to our competitors was undertaken following the acquisition of MedImmune, Inc. The conclusions have resulted in the prioritisation of key disease areas for growth and decisions to exit other areas, for example, in cancer research we are exiting cell cycle blockade approaches and in the respiratory and inflammation area we are exiting osteoarthritis disease modification.

>	Clinical data management: We have commenced a project to centralise, streamline and outsource clinical data management activity, aimed at delivering savings of $30 million per year.

>	Re-organisation of the Pharmaceutical and Analytical R&D (PAR&D) function: We aim to improve productivity and better deliver the demands of an increasingly strengthened pipeline. This programme already shows 20% less PAR&D resource per project in 2006 compared with 2004. The organisation has also downsized by 10% while introducing these productivity improvements.

>	A re-organisation of our Regulatory function: Streamlining the organisation, including the withdrawal from Charnwood (UK) and the consolidation onto one site of key teams in Sweden, aimed at delivering an 18% reduction in headcount by June 2008.

Biologics and vaccines
The acquisition of US-based biotechnology company, MedImmune, Inc., in mid-2007 has enabled us to greatly accelerate our biologics and vaccines strategy and build on the expertise of Cambridge Antibody Technology Group plc (CAT) acquired in 2006 and pre-existing biological programmes within AstraZeneca. It has also enabled us to create a significant, world-class, vertically-integrated biologics and vaccines capability through which we have access to cutting-edge technologies, intellectual property, a skilled and dedicated workforce and a large scale manufacturing capability. All of our biologics and vaccines capabilities will be operated under MedImmune’s leadership.

Although MedImmune will be operationally independent within our R&D organisation, it will be aligned with our overall R&D strategy and objectives and its scientists will work collaboratively with AstraZeneca scientists. This combination of operational independence, collaboration and strategic alignment will enable us to preserve the agility and entrepreneurialism within MedImmune while allowing it to benefit from the expertise and capabilities of the broader AstraZeneca organisation. David Mott (MedImmune’s President and Chief Executive Officer for the past seven years), along with a number of other members of the former MedImmune, Inc. management team have been tasked with leading our new biologics and vaccines capability.

With MedImmune’s biologics and vaccines capabilities sitting alongside our existing small molecule resources, our objective is that from 2010 onwards, one in four of our projects eligible for full development will be biological drugs or vaccines.

Our R&D capability in biologics and vaccines now covers a broad range of approaches including antibodies, antibody derivatives, therapeutic proteins, peptides, RNA interference technologies and various types of live attenuated and sub-unit vaccines that can all be used to target diseases across a range of therapy areas. This includes a world-leading drug discovery platform pioneered by CAT, based on advanced technology for rapidly isolating human monoclonal antibodies using phage and ribosome display (extensive antibody libraries incorporate more than 100 billion distinct antibody fragments) and MedImmune’s own proven, vertically-integrated, end-to end capabilities from discovery to commercialisation, such as high-yield purification expertise, process and analytical development resources, as well as significant in-house manufacturing capability and capacity.

The MedImmune organisation has nearly 3,000 employees, of which approximately 1,400 are focused on discovery, development, clinical and regulatory activities. Its principal R&D sites are in the US (Gaithersburg, Maryland and Mountain View, California, the latter focusing on vaccines research) and Cambridge, UK. MedImmune’s goal is to generate eight potential new biological drugs per year, on a steady-state basis, which we anticipate will translate into six new investigational drugs per year.

MedImmune’s heritage includes the development of the technology underpinning the human papilloma virus vaccines to prevent cervical cancer that are marketed by GlaxoSmithKline and Merck, in respect of which we receive royalty streams, and the discovery by scientists in Cambridge, UK of Humira™, an antibody treatment for rheumatoid arthritis with global sales of over $3 billion in 2007, marketed by Abbott Laboratories. MedImmune’s influenza vaccine, FluMist, is the first advance in flu vaccine technology in over 60 years, with demonstrated efficacy against matched and mismatched strains.

Externalisation and new opportunities
In today’s world of rapid scientific and technological advances, no single company can rely exclusively on its own R&D capabilities to deliver the next generation of medicines that offer better results for patients. Our Strategic Planning and Business Development (SPBD) team works closely with R&D, global marketing and finance teams to deliver our externalisation strategy, by which we seek to establish collaborations with external partners whose skills and resources complement our own internal capabilities. We have also established a group to focus on potential new opportunities that lie beyond our current therapy areas.

We have completed over 20 major externalisation deals in the last two years, as well as the acquisitions of CAT and MedImmune. We believe that every collaboration is unique, and we work with potential partners to structure deals that leverage each other’s unique capabilities and assets. For example, in 2007 we entered into an innovative deal with Bristol-Myers Squibb Company to co-develop and co-commercialise saxagliptin and dapagliflozin (two products in development for the treatment of Type 2 diabetes), a collaboration with Silence Therapeutics plc and we completed the acquisition of Arrow Therapeutics Ltd. (Further information about these transactions can be found in the relevant therapy area section on pages 50 to 68). Furthermore, each year we establish numerous earlier stage partnerships to ensure that we have access to the latest science and technology.

Our biologics and vaccines externalisation activities will be led by MedImmune, which executed almost 40 business development and licensing transactions and acquisitions between 2004 and 2007. The more significant deals in MedImmune’s history include its collaborations with Abbott Laboratories for the co-promotion of Synagis in the US and distribution outside the US, the licensing of its human papilloma virus vaccine product candidate to GlaxoSmithKline, as well as the acquisitions of US Bioscience, an oncology company, and Aviron, a California-based vaccine company.

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In 2002, MedImmune launched a captive venture capital fund, MedImmune Ventures, to expand its access to cutting edge technology emerging within the biotechnology world. Since then, MedImmune Ventures has invested in about 25 different companies around the world. MedImmune Ventures will continue to be operated by MedImmune and will broaden its focus to include areas of strategic interest to MedImmune and AstraZeneca, helping both to stay at the forefront of novel science with a direct window to the most innovative start-ups in the biotechnology industry.

R&D ethics
In our search for new medicines for important areas of healthcare, we are committed to innovative, high quality science, conducted to high ethical standards in all areas of our R&D worldwide. Compliance with relevant laws and regulations is a minimum baseline and underpins our own global principles and standards, as outlined in our Bioethics Policy.

We conduct our clinical trials in accordance with the Declaration of Helsinki. We ensure that those taking part in clinical research anywhere in the world are not exposed to unnecessary risks, that they understand the nature and the purpose of the research, that proper procedures for gaining informed consent are followed and that appropriate confidentiality rules are applied. Informed consent procedures are specifically included in the audits conducted by our Clinical Quality Assurance teams of our clinical research related activities – whether they are being done in-house or by a Contract Research Organisation (CRO).

Most of our clinical trials are global in nature. By conducting our studies across a broad geographic span, we aim to ensure that those taking part fully represent the diversity of the patient populations around the world for whom the new medicine is intended. This approach also helps to identify those for whom the treatment will be most beneficial. When conducting a trial anywhere in the world, we operate to the highest of the standards required by the external international, regional or local regulations, or our own internal standards. The percentage of clinical studies run for us by third parties varies depending on the number of trials we have underway and the amount of internal resource available to do the work. On average, approximately 35% of our studies (which are always designed by AstraZeneca) involve CROs and we contractually require them to operate to the same standards that we apply in-house.

In line with our commitment to providing patients and healthcare professionals with meaningful information about our products, we publish, and provide open access to, the findings of AstraZeneca-sponsored clinical trials, whether favourable or unfavourable, together with the latest information about trials currently underway. This information is available via our dedicated website, astrazenecaclinicaltrials.com.

Animal studies continue to play a vital role in our research. They provide essential information, not available through other methods, about the effects of a potential new therapy on disease and the living body. Regulatory authorities around the world also require safety data from pre-clinical testing in animals before a new medicine can be tested in humans. We are committed to applying the principle of the 3Rs (replacement, reduction and refinement of animal studies) across our research activity. In 2007, we used approximately 271,000 animals in-house, a decrease on 2006 (276,000 animals). In addition, approximately 13,500 animals were used by external contractors, an increase on 2006 (12,000). The number of animals involved in our scientific studies reflects the size of the pre-clinical portfolio and the complexity of the diseases under investigation. As we continue to expand our discovery research, our ongoing challenge is to ensure that our animal use is minimised without compromising the quality of the data. The growth of our early development portfolio during 2007 reflects the effort we are putting into improving the quality and productivity of our research, and we believe that, without our active commitment to the 3Rs, our animal use in discovery research would be much greater.

The welfare of the animals we use continues to be a top priority. Qualified veterinary staff are involved in the development and implementation of our animal welfare programmes and everyone working with laboratory animals is trained and competent in their allocated responsibilities. As well as mandatory inspections by government authorities, we have a formal programme of internal inspections carried out by our own highly qualified staff. External organisations that conduct animal studies on AstraZeneca’s behalf are also expected to comply with high ethical standards, and our staff conduct inspections of contractors to ensure our expectations are being met.

In biopharmaceutical research, primates are in most cases the only relevant animal model. In anticipation of our increased use of primates, therefore, during 2006/2007, we developed a specific standard for their use and care globally to ensure consistent practice across our primate research.

In our external partnerships, we are committed to working only with organisations that embrace standards of ethical behaviour that are consistent with our own.

As a company whose success is built on leading-edge science, we continuously monitor new capabilities and opportunities that will help us to develop the next generation of medicines that offers better results for patients. We believe that human embryonic stem cell research may present such an opportunity. Because this is a relatively new area for us and because we do not yet have all the necessary skills and technologies in-house, we are working with external partners to explore the potential of this type of research.

Our Human Embryonic Stem Cell Research Policy framework demands compliance both with external legislation, regulations and guidelines, and with our own codes of research practice. This framework applies to all internal work and external research on AstraZeneca’s behalf and includes essential criteria that must be met before any such research is undertaken. Similar to those that govern inclusion in public stem cell registries such as the UK Registry and the US National Institute of Health Registry, these criteria require that the stem cells must have been derived from a fertilised egg that was created for reproductive purposes, that the fertilised egg must no longer be needed for these purposes, and that fully informed consent (with no financial inducements) must have been obtained for the donation of the fertilised egg for scientific research. The framework is designed to ensure all research effort in this area remains consistent with our strategy of developing more effective, safer medicines for serious disease.

Further information about our commitment to high ethical standards and our performance is available on our website, astrazeneca.com/responsibility.

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R&D GOVERNANCE AND
PORTFOLIO MANAGEMENT
We work across functional boundaries to ensure that we effectively identify and (consistent with any contractual obligations) prioritise emerging research opportunities (whether from our own R&D activities or from external sources), develop them to meet market needs and maximise the potential of our marketed brands. In 2007, we gave careful consideration to the way in which our projects, and in particular those for biological drugs, would be governed following the acquisition of MedImmune, Inc., and the creation of a new biologics and vaccines organisation under MedImmune leadership, which resulted in the establishment of our new R&D Executive Committee.

This new governance body will ensure that disease area strategies and the selection of small and large molecule projects are aligned through the work of joint teams, leaving individual projects to be pursued, from discovery through to development, in two parallel streams, one for biologics and vaccines and the other for small molecules. There is also provision for collaboration and co-operation between the two parts of the organisation where there is significant overlap or joint working.

The R&D Executive Committee is charged with developing a single cohesive corporate R&D strategy and product portfolio through consideration of factors such as therapeutic need, market opportunity and emerging science. It has the following accountabilities:

>	To establish a series of disease area strategies through joint therapy area strategy teams and to bring them together into a single AstraZeneca portfolio across small and large molecules and vaccines.

>	To develop enabling strategies to ensure the optimal delivery of the disease area strategic targets, including technology strategies, capital expenditure, capability mix, shape and size and geographic footprint of the R&D organisation.
>	To work with the Chief Executive Officer and Chief Financial Officer to agree an overall R&D budget for AstraZeneca and, within the R&D Executive Committee, agree an allocation of that budget to discovery, small molecule development and biologics and vaccines.

>	To establish a portfolio review process to evaluate all potential new medicines within the business to ensure resource prioritisation and delivery in line with that process. In particular, this process is intended to ensure that internal and external opportunities are reviewed using the same criteria and that there is a clear externalisation strategy, aligned with and complementary to, the disease area strategies, the internal portfolio and local market needs.

Further information on the composition of our R&D Executive Committee can be found on page 17.

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DEVELOPMENT PIPELINE AT 31 JANUARY 2008
Estimated filing date

Therapy area	Compound	Mechanism	Areas under investigation	Europe	US
PHASE I NCEs
	AZD1175	CB1 antagonist	diabetes/obesity

Cardiovascular	AZD1305	anti-arrhythmic	arrhythmias

	AZD6370	GLK activator	diabetes

	AZD2066	metabotropic glutamate receptors subtype 5	GERD
Gastrointestinal
	AZD1386	vanilloid receptor 1 antagonist	GERD

	AZD2327	enkephalinergic receptor modulator	anxiety and depression

	AZD5904	inhibitor of myeloperoxidase (MPO)	multiple sclerosis

	AZD3241	inhibitor of myeloperoxidase (MPO)	Parkinson’s disease

	AZD0328	selective neuronal nicotinic receptor agonist	Alzheimer’s disease

	AZD1940	CB receptor agonist	nociceptive and neuropathic pain

Neuroscience	AZD2624	NK receptor antagonist	schizophrenia

	AZD1386	vanilloid receptor antagonist	chronic nociceptive pain

	AZD2066	metabotropic glutamate receptors	chronic nociceptive pain

	AZD7325	GABA receptor subtype partial agonist	anxiety

	AZD6280	GABA receptor subtype partial agonist	anxiety

	TC-5619 (Targacept)	neuronal nicotinic receptor agonist	cognitive disorders in schizophrenia

	AZD1152	aurora kinase inhibitor	solid tumours and haematological malignancies

	AZD4769	EGFR tyrosine kinase inhibitor	solid tumours

	AZD4877	cell cycle agent	solid tumours and haematological malignancies

	AZD8931	erbB kinase inhibitor	solid tumours
Oncology
	AZD7762	CHK1 kinase inhibitor	solid tumours

	AZD8330 (ARRY-424704)	MEK inhibitor	solid tumours

	CAT-8015	recombinant immunotoxin	haematological malignancies

	MEDI-538	CD19 B cells	leukaemia/lymphoma

	AZD4818	CCR1 antagonist	COPD

	CAT-354	anti-IL-13 antibody	asthma

	AZD5904	MPO inhibitor	COPD

	AZD1744	dual CCR3/H1 receptor antagonist	COPD

	AZD1236	matrix metalloproteinase inhibition	COPD
Respiratory &
Inflammation	AZD9668	neutrophil elastase inhibitor	COPD

	MEDI-563	anti-IL-5R antibody	asthma

	MEDI-545	anti-IFNa antibody	SLE, myositis

	Pneumococcal vaccine[1]	pneumococcal vaccine	streptococcus pneumoniae

	AZD3199	iLABA	asthma/COPD

	CAM-3001	anti-GM-CSFR antibody	rheumatoid arthritis

	MEDI-534	RSV/PIV-3 vaccine	intranasal immunisation

	MEDI-560	PIV-3 vaccine	intranasal immunisation

	H5N1	H5N1 influenza virus vaccine	pandemic influenza vaccine
Infection
	MEDI-564	F-protein inhibitor	RSV treatment

	CMV vaccine	CMV vaccine	cytomegalovirus

	MEDI-557	YTE – extended half-life RSV MAb	RSV prophylaxis

PHASE II NCEs
	AZD0837	thrombin inhibitor	thrombosis	2012	2012

Cardiovascular	AZD4121	cholesterol absorption inhibitor	dyslipidaemia

	AZD2207	CB1 antagonist	diabetes/obesity

Gastrointestinal	AZD3355	inhibitor of transient lower oesophageal	GERD	2011	2011
sphincter relaxations (TLESR)

	AZD3480	neuronal nicotinic receptor agonist	cognitive disorders in schizophrenia	2011	2011

Neuroscience	AZD3480	neuronal nicotinic receptor agonist	Alzheimer’s disease	2011	2011

	AZD6765	NMDA receptor antagonist	depression

	Zactima	VEGF/EGF TK inhibitor with RET kinase activity	medullary thyroid cancer	4Q 2008	4Q 2008

	AZD6244 (ARRY-142886)	MEK inhibitor	solid tumours

Oncology	AZD2281	PARP inhibitor	breast cancer

	AZD0530	SRC kinase inhibitor	solid tumours and haematological malignancies

	MEDI-561	Hsp 90 inhibitor	solid tumours		2010

	AZD9056	ion channel blocker (P2X7)	rheumatoid arthritis	2012	2012

Respiratory & Inflammation	AZD1981	prostaglandin receptor antagonist	asthma

	AZD5672	chemokine antagonist (CCR5)	rheumatoid arthritis	2012	2012

	MEDI-528	anti-IL-9 antibody	asthma

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Estimated filing date

Therapy area	Compound	Mechanism	Areas under investigation	Europe	US
PHASE II NCEs CONTINUED
Infection	CytoFab™	anti-TNF-alpha polyclonal antibody	severe sepsis

	EBV vaccine[1]	Epstein-Barr virus vaccine	post-transplant proliferative disease

	AZD2836	5a replicon	hepatitis C

	MEDI-524 (motavizumab)	MAb targets F-Protein	early and late treatment of disease in infants >1 yr

PHASE II LINE EXTENSIONS
Gastrointestinal Nexium		proton pump inhibitor	extra-oesophageal reflux disease	2H 2009[2]	2H 2009[2]

PHASE III NCEs
Cardiovascular	AZD6140	ADP receptor antagonist	arterial thrombosis	2H 2009	2H 2009

	Saxagliptin	dipeptidyl peptidase-4 (DPP-4) inhibitor	diabetes	2H 2009	2Q 2008

	Dapagliflozin	sodium-glucose cotransporter-2 (SGLT2) inhibitor	diabetes	2010	2010

	Crestor/ABT-335	statin + fibrate fixed combination	dyslipidaemia		2H 2009

Neuroscience	PN400	naproxen + esomeprazole	signs and symptoms of OA, RA, and AS	1H 2009	1H 2009

Oncology	Zactima	VEGF/EGF TK inhibitor with RET kinase activity	NSCLC	4Q 2008	4Q 2008

	Recentin[3]	VEGF signalling inhibitor (VEGFR-TKI)	NSCLC and CRC	2010	2010

	Recentin	VEGF signalling inhibitor (VEGFR-TKI)	recurrent glioblastoma	2010	2010

	ZD4054	endothelin A receptor antagonist	hormone-resistant prostate cancer	2011	2011

Infection	Motavizumab (MedImmune)	humanised monoclonal antibody	RSV prevention	1H 2009	Filed

PHASE III LINE EXTENSIONS
Cardiovascular	Atacand	angiotensin II antagonist	diabetic retinopathy	1H 2009	1H 2009

	Atacand Plus	angiotensin II antagonist/thiazide diuretic	32/12.5 mg, 32/25 mg for hypertension	2Q 2008

	Crestor	statin	atherosclerosis	Launched	Launched

	Crestor	statin	outcomes end stage renal disease	1H 2009	1H 2009

	Crestor	statin	outcomes in subjects with elevated CRP	2010	2010

	Saxagliptin/metformin FDC	DPP-4 + biguanide FDC	diabetes

	Dapagliflozin/metformin FDC	SGLT2 + biguanide FDC	diabetes

Gastrointestinal	Nexium	proton pump inhibitor	peptic ulcer bleeding	2Q 2008	2Q 2008

	Nexium sachet formulation	proton pump inhibitor	GERD	Approved[4]	Launched

	Nexium low dose	proton pump inhibitor	low dose aspirin associated peptic ulcer		1H 2009
aspirin combination

Neuroscience	Seroquel XR	D2 /5HT2 antagonist	schizophrenia	Approved	Launched

	Seroquel	D2 /5HT2 antagonist	bipolar maintenance	2Q 2008	Filed

	Seroquel	D2 /5HT2 antagonist	bipolar depression	1Q 2008	Launched

	Seroquel XR	D2 /5HT2 antagonist	generalised anxiety disorder	4Q 2008	2Q 2008

	Seroquel XR	D2 /5HT2 antagonist	major depressive disorder	3Q 2008	1Q 2008

	Seroquel XR	D2 /5HT2 antagonist	bipolar mania	1Q 2008	Filed

	Seroquel XR	D2 /5HT2 antagonist	bipolar depression	1Q 2008	Filed

Oncology	Faslodex	oestrogen receptor antagonist	first-line advanced breast cancer

	Faslodex	oestrogen receptor antagonist	adjuvant

	Iressa	EGFR-TK inhibitor	NSCLC	2Q 2008

Respiratory & Inflammation	Symbicort pMDI	inhaled steroid/fast-onset, long-acting ß2 agonist	asthma	Filed[5]	Launched[6]

	Symbicort pMDI	inhaled steroid/fast-onset, long-acting ß2 agonist	COPD	Filed[5]	2Q 2008

Infection	FluMist (MedImmune)	live, attenuated, intranasal influenza virus vaccine	influenza	2Q 2008	Launched

1 Partnered product.
2 Project Extraesophageal reflux disease (reflux asthma) will be completed but will not result in a regulatory filing.
3 This compound is in Phase II/III development.
4 Approved by EU reference member state, mutual recognition procedure ongoing.
5 To be supplemented in 2008 with data supporting two additional strengths.
6 US approval based on 12 years and above.

Comments
As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

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Therapy area	Compound	Areas under investigation
DISCONTINUED NCEs
Cardiovascular	AZD2479	dyslipidaemia

	AZD9684	thrombosis

	AGI-1067	atherosclerosis

	AZD6610	dyslipidaemia

	AZD1283	thrombosis

	AZD3988	diabetes/obesity

	AZD3118	arrhythmias

Gastrointestinal	AZD9056	inflammatory bowel disease

Neuroscience	AZD9272	neuropathic pain

	AZD6538	neuropathic pain

	AZD3783	anxiety and depression

	AZD1080	Alzheimer’s disease

Oncology	AZD5896	solid tumours

	AZD3646	solid tumours and haematological malignancies

	AZD1689	solid tumours

	MEDI-507 (siplizumab)[1]	PTCL/CTCL

	MEDI-553 (anti-CD22)[1]	leukaemia/lymphoma

	MEDI-542[1]	solid tumours

	MEDI-556[1]	solid tumours

	AZD6495	range of tumours

	CAT-5001	solid tumours

	AZD5180	solid tumours

	MEDI-552	leukaemia/lymphoma

	MEDI-555	solid tumours

	MEDI-562	solid tumours

	CAT-3888	hairy cell leukaemia

	AZD9935	solid tumours

	AZD4992	breast cancer

Respiratory & Inflammation	AZD7928	COPD

	AZD6703	rheumatoid arthritis

	AZD1678	asthma

	AZD2392	asthma

	AZD9215	asthma

	MEDI-552	inflammation

	Anti-IL-6 MAb	inflammation

	anti-chitinase MAb	asthma/COPD

	AZD6357	osteoarthritis

	AZD6605	osteoarthritis

Infection	hMPV MAb	respiratory infection

DISCONTINUED LINE EXTENSIONS
Cardiovascular	Crestor outcomes CHF	CHF

	Seloken/Toprol-XL	HCTZ combination

Gastrointestinal	Nexium NSAID GI US	ulcer healing

	Nexium NSAID GI side effects US	symptom resolution

Oncology	Iressa BC	breast cancer

Infection	Synagis[2]	RSV

1 Compound entered the pipeline in April 2007, but has since been discontinued.
2 Minor activity ongoing, but will not lead to new indication/formulation.

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SALES AND MARKETING
Active in over 100 countries, we have an extensive worldwide sales and marketing network. In the majority of key markets, we sell through wholly-owned local marketing companies. Elsewhere, we sell through distributors or local representative offices. Our products are marketed primarily to physicians (both primary care and specialist) as well as to other healthcare professionals. Marketing efforts are also directed towards explaining the economic as well as the therapeutic benefits of our products to governments and healthcare buying groups.

Our Global Marketing (GM) function is responsible for developing and leading our global brand strategy, to ensure strong customer focus and commercial direction in the management of our R&D and brand development activity, across the full range of pipeline and marketed products. As part of this, GM works in partnership with our largest marketing companies to create a consistent platform upon which all our local marketing companies can build according to individual market needs.

We define at an early stage of the drug discovery process what we believe the profile of a medicine needs to be to work most effectively in combating a particular disease. These disease target product profiles (TPPs) are based on the insight GM provides into the needs of patients and others for whom the medicine must add value, including regulators, prescribers and those who pay for healthcare. The attitudes and needs of these groups are key drivers of the development of the TPPs which are used throughout the life cycle of a medicine to guide our R&D activity and help shape the therapy area and marketing strategies.

We view the need to understand and demonstrate the value of our medicines to payers as key to creating access to medicines. Early in the development of new products, we share our approach with payers and elicit their views to help ensure the value proposition for the products is reflected in the clinical programme. Specific value teams are created to drive the formation of payer value propositions that are relevant to the major national payers. We are also investing at the marketing company level to ensure we are able to tailor the value proposition to increasingly important regional budget holders.

GM is also responsible for developing the global communications strategy for each brand, working closely with the major marketing companies to ensure that we have clear, consistent brand communications that are integrated across all our channels of communication.

In the highly competitive environment in which we work, driving top performance of our products in key markets is critical to our success. As well as building on our leading positions in existing key markets such as the US, Japan and Europe, we continue to increase our strength through strategic investment in the fast-growing markets of the future, such as China.

Face-to-face contact is still the single most effective marketing method, but increasingly the efforts of our sales forces are being complemented by our use of the internet to facilitate and enhance our commercial activities. For a few products we also use direct-to-consumer television advertising campaigns in the US, where it is an approved and accepted practice.

The way in which biological products are marketed and sold is an intensive, personal approach that is more targeted compared with traditional pharmaceuticals, with extensive use of specialty pharmaceutical distributors and little direct-to-consumer advertising.

A specific focus on sales and marketing innovation is driving us to explore new ideas, including implementation of learning from other industries, to ensure AstraZeneca is at the forefront in responding to the rapidly changing external environment.

As part of our ongoing dialogue with patients and their physicians to understand what they need and want, we also work to understand what more we can do to help them manage the healthcare challenges, beyond the provision of effective medicines.

For example, to help patients keep up with their treatment, we have been looking at ways in which mobile phone technology and text messaging can be used to remind them when their medication is due. This is particularly appropriate for conditions, such as schizophrenia, where outcomes are critically affected when patients do not follow a regular regime.

We also look at ways in which we can help to build awareness of health conditions and encourage early diagnosis. For example, in the UK, working with the Airedale Primary Care Trust, we piloted a new approach to identifying patients with Type 2 diabetes, which is on the increase in the area. In particular, the programme focused on the South Asian community where there was low awareness of the disease and the associated risks. The Diabetic Awareness and Screening programme included holding awareness-raising events and screenings in familiar settings such as community centres, managed by a health worker who speaks South Asian languages and a team of nurses. The project resulted in over 500 people being diagnosed with diabetes as well as the community becoming more aware of the need for screening.

During 2007, we also brought together clinicians, patients, carers and advocacy group representatives from the US and Europe in a first of its kind event designed to facilitate the sharing of experience and insight regarding the treatment of mental health disorders. The participants welcomed the opportunity for dialogue and discussion, and the insights gained from this workshop will help shape future programmes.

Price regulation
Our sales and marketing effort also has to take account of the fact that prescription medicines are subject to government controls on price in most of our markets. The main aspects of price regulation in our major markets are described below:

US
Currently, there is no direct government control of prices for non-government drug sales in the US. However, an increasing volume of pharmaceuticals are reimbursed through the Medicare federal healthcare system for the elderly and the disabled and through the state Medicaid programmes for indigent populations. Participation in these programmes imposes certain price controls on pharmaceutical products that are reimbursed through those systems. State Medicaid programmes are, for example, entitled to a mandatory discount or the best commercial price available, whichever is better, and may also require additional ‘supplemental rebates’. Since the US government, through these programmes, may often be a large or, in some cases, the largest payer for certain products, these price controls can also have an effect on reimbursement rates established by private payers. US public and private payers are also increasingly implementing limits on the amount and frequency of reimbursement for pharmaceutical and biotechnology products, rather than relying on direct price regulation. This often means that the need for particular medicines has to be justified with more rigour than in the past.

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Europe
Most governments in Europe control the price and reimbursement of medicines after taking into account the clinical, economic and social impact of a product. This budget-based approach reflects increasing constraints in overall healthcare spending and in some markets budget caps can have a serious impact on the uptake and availability of innovative medicines. Governments increasingly require more assurance of the cost-effectiveness of medicines as well as some assurance on predicted sales volumes. This has led to an increasing interest in new pricing and market access models within the industry as well as among health authorities and insurers.

In several European countries, the pricing, reimbursement and budgetary systems are continually reviewed, with the aim of controlling and limiting the growth in drug expenditure. This is an ongoing cost-containment process that puts a downward pressure on prices and reimbursement, as well as limiting the uptake of new medicines. One example of this is the increasing focus on using generic versions of branded drugs, as seen in a number of countries such as France and Spain. This impacts the volume uptake of innovative medicines, which in many therapy areas are now positioned as second-line agents for smaller patient populations. Recent changes in legislation have also accelerated regulatory approval for generic medicines.

In Germany, therapy area reference pricing was introduced in support of a general aim to reduce spending on drugs, by calculating new and lower reimbursement price levels. These therapy area groupings are formed around broad drug classes such as statins and proton pump inhibitors, which include branded as well as generic products; this has driven significant price reductions or volume reductions for some patented drugs. Increasingly, payers are driving the substitution of generic medicines for innovative medicines in the same therapy area.

Overall, the introduction of new cost-containment measures in Europe is increasing in frequency and intensity. This escalating pressure on price and market access is increasingly targeted at recently introduced innovative medicines, which can delay the availability of such medicines for several months and, in some cases, over a year. This pressure typically manifests itself as higher price cuts on faster-growing products, by therapy area reference pricing or by restricting formulary access to fewer patients than have been shown to benefit from treatment.

Japan
There is formal central government control of prices by the Ministry of Health, Labour and Welfare in Japan. New product prices are determined primarily by comparison with existing product classes. Regulations include an overseas price referencing system, under which prices can be adjusted according to the average price of four major countries (the US, the UK, Germany and France). The price system was last reviewed in April 2006, when measures were put in place that reduce the occurrence of upward price adjustment. To qualify, the product must now be available in at least two of the above markets. Premium prices will be more readily available for innovative products and are newly established for products registered for children under the age of 15. This is dependent on satisfying all three defined criteria for innovativeness: useful new mechanism of action; efficacy or safety superior to similar drugs; and improvement in therapeutic methods. All existing products are subject to a price review based on the market price at least every two years, and the next review of the pricing rule is expected in April 2008. The new system may include an expansion of the pricing premiums or an opportunity to raise prices based on evidence of usefulness proven in post-launch studies. Although Japanese pharmaceutical industry groups have been working to eliminate the price revision of drugs under patent and to have the ability to determine pricing themselves, these changes are not considered likely in the near future. The long-term ambition of the Japanese government is to raise generic volume share from 17% to 30% by 2012. Further reforms aimed at increasing generic use may be determined in April 2008.

Sales and marketing ethics
We are committed to ethical sales and marketing practices worldwide that, as a minimum, meet or exceed the standards set by external regulations and codes of practice. To that end, we require all our national companies to have national codes of practice in place that are in line with our own global Code of Sales and Marketing Practice and are at least as restrictive as all relevant external codes.

Over the past 24 months, AstraZeneca and all our affiliate companies outside North America have introduced a new, strengthened code of sales and marketing practice, supported by extensive training of all staff in all countries. Each local code provides details about what is permissible and what is not and the financial limits, in local currency, for the hospitality associated with meetings and scientific congresses. In the US, we have continued to refine our extensive set of sales and marketing policies to provide greater clarity to staff on our expectations for ethical business conduct in the evolving external environment. We have also continued to reinforce new and existing policy through communications and training of all employees.

Line managers throughout our marketing companies monitor compliance within their teams, supported by dedicated compliance professionals, who also work to ensure that appropriate training in sales and marketing practice is provided to all relevant staff. Each Marketing Company President chairs a local Compliance Committee and most local management team members are included. In the US, the Executive Director, North America, has delegated compliance oversight to the Business Integrity and Assurance Team (BIAT), which is headed by the VP Business Operations and includes senior representatives from across the business.

We also have a nominated signatory network that focuses specifically on approving promotional materials for release, to ensure that these meet all applicable internal and external code requirements. At a global level, our Group Internal Audit teams conduct local compliance audits within our Marketing Companies and Regional Offices. Marketing Companies outside North America conduct their own local audits under the control of the Local Compliance Officer, reporting to the Regional Compliance Officer.

Information concerning instances where our practices are not up to the standards required is collected through our continuous compliance reporting process and reviewed by senior management. As appropriate, serious breaches of the code are reviewed by the AstraZeneca Board and the AstraZeneca Audit Committee, led by Non-Executive Director, John Buchanan.

The different national external frameworks for regulation of sales and marketing practices create a challenge in interpreting the key performance indicator (KPI) that we introduced in 2005 (the number of cases of confirmed breaches of codes or regulations ruled by external bodies). Nevertheless, the KPI provides a benchmark against which to measure our performance over time. In 2007, we identified a total of 32 such cases (44 in 2006), based on information gathered from 59 countries in which we have AstraZeneca marketing companies or branch offices where we have significant subsidiary operations.

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We believe this decrease reflects our continuing commitment in this area, and arises primarily from our strengthened internal procedures where our strict code of practice requires that medically qualified individuals authenticate all promotional or scientific material in advance. The decrease should also be seen in the context of the continuing rise in strict standards from national and international codes. Our 2007 figure includes cases where our promotional materials were challenged by competitor companies. In addition there were some cases where, while not confirmed breaches, regulatory authorities raised concerns with us.

We take all breaches very seriously and take appropriate action to prevent repeat occurrences. This may include re-training, discipline, or other corrective action up to and including dismissal, depending on the circumstances.

Accusations of inappropriate sales and marketing activities sometimes reach the press and this is a part of the appropriate scrutiny that the pharmaceutical industry undergoes. When these incidents are examined by external code of practice or regulatory bodies, they may or may not conclude that the criticism was well founded and constituted a breach. Only confirmed breaches are included in our KPI. Internally, all such incidents are fully investigated and appropriate action taken, irrespective of whether a breach has been confirmed.

We can also gain useful information by examining the number of breaches relative to other companies’ performance where such data are made public by the authorities. AstraZeneca accounted for approximately 1% of all international breaches (3% in 2006), and while our number of breaches has fallen, the number of breaches for the industry as a whole has increased.

INTELLECTUAL PROPERTY
Patents are important incentives for the continued innovation that drives society’s progress. As described elsewhere in this report, the discovery and development of a new medicine demands a huge investment of time, resource and money by research-based pharmaceutical companies over a period of 10 or more years. For this investment to be a viable commitment for a company to make, the results of the investment – new medicines – must be safeguarded from copying for a reasonable period of time with a reasonable amount of certainty. The principal safeguard in our industry is a well-functioning patent system that recognises our effort and rewards our innovation with appropriate protection that allows the time for generating the revenue needed for continued pharmaceutical innovation.

The first level of protection in our industry is typically the patent to the new molecular entity (NME), either a new chemical entity (NCE) or a biological drug. However, because we continue to explore all the ways in which our medicines can bring benefit, further innovations are often made during the R&D process and beyond; for example, new formulations to provide different ways of taking the treatment, new medical uses and combination products. Each of these developments also requires significant resource investment to obtain marketing approval from regulatory authorities around the world. Our policy is to protect all the innovations that result from the investment we make in leading-edge science to deliver new and improved medicines.

We apply for patent protection relatively early in the R&D process to safeguard our increasing investment. We pursue these patents through patent offices around the world, responding to questions and challenges from patent office examiners. In some countries, our competitors can challenge our patents in the patent offices, and in all countries competitors can challenge our patents in the courts. We can face challenges early in the patent process and throughout the life of the patent, until the patent expires some 20 to 25 years later (patent expiry is typically 10 to 15 years after the first marketing approval is granted). These challenges can be to the validity of a patent and/or to the effective scope of a patent and are based on ever-evolving legal precedents. There can be no guarantee of success for either party in patent proceedings taking place in patent offices or the courts.

Worldwide experience of biotechnology patent procurement and enforcement is, like the technology itself, relatively young and still developing. As a result, there can be significant uncertainty about the validity and effective scope of patent claims in the biotechnology arena, compared with the small molecule pharmaceutical industry. The investment in bringing biotechnology innovations to the market is huge and a well-functioning, predictable patent system is vital.

The generic industry is increasingly challenging innovators’ patents and almost all leading pharmaceutical products in the US have faced or are facing patent challenges from generic manufacturers. The research-based industry is also experiencing increased challenges elsewhere in the world, for example in Europe, Canada, Asia and Latin America. We are confident of the value of our innovations and, through close collaboration between our intellectual property experts and R&D scientists, we will continue to seek to obtain effective patent protection for our intellectual property, and vigorously defend our patents if they are challenged. Further information about the risk of the early loss and expiry of patents is contained on pages 193 to 194.

Compulsory licensing (the substantial elimination of patent rights to allow patented medicines to be manufactured by other parties) is increasingly being included in the access to medicines debate. We support the appropriate use of compulsory licensing as implemented by the World Trade Organization (WTO) in December 2005 following the agreement reached in August 2003. This enables developing countries with no domestic manufacturing capability to import copies of patented medicines to treat diseases such as HIV/AIDS, malaria and tuberculosis in a public health emergency. We believe that this should apply only when other ways of meeting the emergency needs have been considered and where healthcare frameworks and safeguards to prevent diversion are in place to ensure that the medicines reach those that need them.

SUPPLY AND MANUFACTURING
We have some 12,200 people at 25 manufacturing sites in 19 countries, dedicated to delivering a secure, high quality, cost-effective supply of our small molecule product range worldwide. Of these 12,200 people, around 1,100 are employed in active pharmaceutical ingredient supply and 10,500 in formulation and packaging. We operate a small number of sites for the manufacture of active ingredients in the UK, Sweden and France, complemented by efficient use of outsourcing. Our principal tablet and capsule formulation sites are in the UK, Sweden, Puerto Rico, France and the US, and we also have major formulation sites for the global supply of parenteral and/or inhalation products in Sweden, France, Italy and the UK. Packaging is undertaken at a large number of locations, both at our sites and at contractors’ facilities, which are located close to our marketing companies to ensure rapid and responsive product supply. Our biologics and vaccines business has some 600 people working at four principal commercial manufacturing and distribution facilities in the US and Europe.

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OUR RESOURCES, SKILLS AND CAPABILITIES CONTINUED

Customer service
Providing first class customer service is core to supporting the continued growth of our business. Our supply chains are structured to be flexible and responsive to the changing needs in our local markets, and in 2007 we announced the establishment of regional offices to further optimise supply chains and support sales growth.

Supply capability
Process improvements, continual asset review and the effective use of external partners ensure the secure and effective supply of our products. As part of our overall risk management, we carefully consider the timing of investment to ensure that secure supply chains are in place for our products. We have a programme in place to provide appropriate supply capabilities for our new products, including an assessment of needs for new technologies.

In 2007, with the acquisition of MedImmune, Inc., we gained immediate capabilities in process development, manufacturing and distribution of biological products, including worldwide supply capabilities for monoclonal antibodies and influenza vaccines. MedImmune’s production capabilities are scalable and should enable us to manage the development of the much larger, combined, biologics and vaccines pipeline created as a result of the acquisition.

Capital expenditure on supply and manufacturing facilities totalled approximately $191 million in 2007 (2006 $201 million, 2005 $206 million) across a range of projects. Our global purchasing policies and processes, together with our integrated risk management process, are aimed at ensuring uninterrupted supply of raw materials and other key supplies, all of which are purchased from a range of suppliers. Our process systematically examines a range of risks to global supply, such as disasters that remove supply capability or the unavailability of key raw materials. It ensures that these risks are mitigated by the implementation of contingency plans, including the appropriate use of dual or multiple suppliers and maintenance of appropriate stock levels. Although the price of raw materials may fluctuate from time to time, our global purchasing policies seek to avoid such fluctuations becoming material to our business.

Cost efficiency
In 2007, we continued to focus on improvements to our supply system, which have demonstrated progressive benefits. These include reduced manufacturing lead times and lower stock levels, which have been achieved without compromise to high levels of customer service and quality. We are driving further improvements using principles that focus on what adds value for our customers and patients, whilst simultaneously eliminating waste. MedImmune also follows similar principles and continues to seek improvements in the production of both clinical drug supply and commercial products. The approach to process development affords cost efficiencies throughout the development cycle of a product candidate starting in discovery with support of the selection of molecules and cell lines, and continuing throughout a product’s commercial life cycle.

The improvements made to our supply system during the year are part of a wide-ranging cost and efficiency programme. This delivered significant benefits in 2007, and we are expecting further progress in 2008 and beyond. During 2007, as part of the continuous review of our manufacturing assets to make sure that they are being used in the most effective way, whilst preserving the flexibility we need to respond to fluctuations in demand, we announced the sale of facilities in Monts, France; Plankstadt, Germany; and in Indonesia and South Africa. We also announced our intention to close our packaging site in Canada. We will continue to make further adjustments to our manufacturing base to ensure optimum use of our production facilities. For example, in February 2007, we announced our intention to reduce our Operations workforce by 3,000 jobs over the next three years to address over-capacity in the supply chain. These reductions are the subject of a full consultation process with staff representatives to ensure that the process is fair and transparent.

Licence to operate
We are committed to delivering assured product quality that underpins both the safety and efficacy of our medicines. As part of this, the outcomes of routine internal inspections, as well as those by regulatory authorities, are rigorously reviewed and, if required, actions are taken to improve compliance consistently across the organisation. The results of all external inspections carried out during 2007 were generally satisfactory and played a key part in the successful approval of a number of new medicines. All regulatory compliance observations that were raised during inspections at our sites and at our partners’ sites were resolved satisfactorily. Where appropriate, the experience and knowledge obtained as a result of these inspections is shared with other sites across the Group.

During 2007, we satisfactorily responded to the regulatory compliance issues raised by the US Food and Drug Administration (FDA) at MedImmune’s FluMist bulk supply manufacturing facility in Speke, UK. Since resolving the compliance issues that were listed as a part of a warning letter received from the FDA in May 2007, we have continued to take further quality improvement steps to ensure product supply is available for future influenza seasons.

Throughout the year, we have been actively involved through our membership in industry associations in influencing new product manufacturing regulations, both at national and international levels, primarily in Europe, the US and Japan.

Safety, health and environment (SHE) management
The Board is responsible for setting the direction for SHE management within the Company and for ensuring that a SHE policy is established and integral to our business activities. The Chief Executive Officer is responsible to the Board for the management and performance of the Company’s businesses within the framework of the SHE policy. On at least an annual basis, the Board and Senior Executive Team formally review, and provide direction on, the Company’s SHE performance and compliance status.

SHE operating standards are increasingly stringent, with regulators placing particular emphasis on environmental issues and the safety of chemicals. Our manufacturing sites – whether they are traditional chemical production facilities or biologics manufacturing sites – operate under various regulatory and licensing regimes and internal management systems, and we are focused on meeting all applicable requirements. There are currently no SHE issues that constrain us from fully utilising any facilities.

We continue to track, actively participate in, and pursue internal initiatives relating to international research and policy developments associated with emerging SHE policy and legislative matters. Examples include pharmaceuticals in the environment, chemical control regulations and climate change. It is possible that we could incur capital or operational costs in connection with future voluntary activities or regulatory developments relating to these issues including, for example, process or equipment changes associated with wastewater quality, raw material substitutions, ‘green chemistry’ initiatives or energy efficiency. We are addressing these matters proactively.

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More about our commitment to safety and health and the environment is set out on pages 36 and 75 respectively. In addition, further information about our approach to and detailed statistics about our SHE performance can be found on our website, astrazeneca.com.

Planning for the future
Benchmarking our supply chain performance against our industry peers shows that, in terms of supply chain efficiency, we perform very strongly. We are committed to building upon the significant progress already achieved through the changes to our supply system, the embedding of lean and efficient processes and the improved focus on the customer. In 2008, we plan to focus on four areas of activity that will drive further improvement: continuing to review asset utilisation and potential outsourcing opportunities; driving programmes to support operational excellence; integrating assets and services in distribution; and further integrating all elements of the supply chain to drive competitive advantage. These activities will be underpinned by the development and implementation of an information strategy that best enables the delivery of supply chain excellence, coupled with the development of a culture that will deliver sustainable long-term growth.

PEOPLE

We employ over 67,000 people worldwide, with the majority of our employees, in broad terms, located in the UK (11,800 employees), Continental Europe (25,600 employees) and the Americas (20,200 employees). Of these, approximately 3,000 employees are part of MedImmune.

We value the diversity of skills and abilities that a global workforce brings to our business, and within our performance-led culture we focus on linking the strategic and operational needs of the business with the skills and talent of all our people worldwide. This means giving our employees the support they need to develop their full potential and providing a working environment in which they thrive and are clear about their individual objectives and how these align to the Company strategy. Optimising individual and team performance, effectively managing and developing all our talent, communicating and fostering our core values and improving our leadership capability are core priorities, alongside a commitment to ensuring the safety, health and wellbeing of all our employees worldwide.

Setting clear targets and accountabilities
We have always recognised the importance of good leadership and its critical role in stimulating the high-level of performance and engagement that is essential to our continued success in a changing and increasingly challenging environment.

We know that simply setting high-level performance targets is not enough. Actions must be identified and accountability assigned at the right levels to ensure these actions are implemented. The roles and responsibilities of the AstraZeneca Board and Senior Executive Team (SET) in setting and managing performance against these targets, and also more generally, are described on page 10.

Optimising performance is a priority, and managers are responsible for working with their teams to develop performance targets against which individual and team contributions are measured and rewarded. All of our employees have clear performance targets, developed with their manager, which are appropriate to the individual’s job and which support the overall objectives of the business. In line with our commitment to integrating corporate responsibility considerations into everyday business thinking across AstraZeneca, appropriate corporate responsibility objectives are also included in performance objectives at all levels.

This focus on ensuring clarity of business targets is reinforced by performance-related bonus and incentive plans. AstraZeneca also encourages employee share ownership by offering employees the opportunity to participate in various employee share plans, which are described in the Directors’ Remuneration Report on page 98 and also in Note 26 to the Financial Statements on page 153.

Learning and development
To help them deliver their best, we encourage and support all our people in developing their capabilities to the full with a range of high quality learning and development (L&D) opportunities. For example, we have a learning management system designed to facilitate the L&D processes, where our people can search and find necessary development opportunities online.

We have global guidelines for our L&D professionals and business leaders that describe a common set of principles for the design and delivery of L&D services and resources across the organisation. These guidelines aim to ensure high standards of best practice are consistently applied in the most efficient way.

Strengthening leadership capabilities
We recently reviewed our leadership development frameworks to see where improvements could be made to further strengthen our ability to manage the challenges of our business environment, now and in the future. We have identified six core capabilities, in relation to which we believe an increased focus will significantly enhance leadership abilities at all levels: passion for customers; strategic thinking; acting decisively; driving performance; working collaboratively; and developing people and the organisation.

Now agreed by the SET, these capabilities are being rolled out through a series of face-to-face workshops across the organisation. They apply to all employees and will be used in performance management, leadership development, talent management, staffing and selection.

We have a range of global training programmes designed to strengthen these leadership capabilities, enhance core management skills and help our leaders develop good working relationships across the organisation. These programmes are complemented by local initiatives, which include functional or country specific aspects of leadership development.

Monitoring and measurement
We continue to work to improve our global reporting processes, building on our long-standing systems for local monitoring of compliance with our Human Resources policy and standards. We have made a major investment in this area and are in the process of implementing a global Human Resources information system that will drive consistent people management practices and information standards worldwide. The system was launched in the UK, Sweden and China during 2006 and during 2007 another 12 countries went live, including the US, Hong Kong, Indonesia, Japan, Korea, Malaysia, New Zealand, Philippines, Singapore, Taiwan, Thailand and Vietnam. This major initiative means we now have consistent, detailed and integrated people information available at a global level covering over 40,000 employees.

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OUR RESOURCES, SKILLS AND CAPABILITIES CONTINUED

Human rights
We are fully supportive of the principles set out in the UN Declaration of Human Rights, and our Code of Conduct and supporting policies outline the high standards of employment practice with which everyone in AstraZeneca is expected to comply, both in spirit and letter. These include respecting diversity and, as a minimum, complying with national legal requirements regarding wages and working hours. We also support the International Labour Organisation’s standards regarding child labour and minimum age.

Equal opportunities
We believe that every employee should be treated with the same respect and dignity. All judgements about people for the purposes of recruitment, hiring, compensation, development and promotion are made solely on the basis of a person’s ability, experience, behaviour, work performance and demonstrated potential. As part of this, we are committed to complying with the provisions of the Disability Discrimination Act 1995, and judgements on recruitment, development and promotion are made solely on ability and potential, taking into account only matters relevant to the performance of the role. We make any reasonable adjustments that are necessary to assist disabled employees to perform their role.

Diversity
Our goal continues to be to ensure that diversity is appropriately supported in our workforce and reflected in our leadership. Talent management, including diversity, is included in our SET objectives and we have a set of minimum standards that support global alignment in the integration of diversity and inclusion into our human resources (HR) processes.

As an indicator, 26% of the 81 senior managers reporting to the SET are women. The change in ratio from 2006 (33% of 79 senior managers) is not a result of a reduced commitment to diversity, but was due to re-organisations within the Company at a senior manager level, which meant that reporting lines were changed in some areas. As a result, some roles are now reporting directly to the SET that did not in 2006, and others are no longer reporting to SET members.

Communication and dialogue
We continue to encourage an open and participative management style at every level. The sharing of information, and providing the opportunities for feedback, is essential to maintaining employee confidence in AstraZeneca, and to the understanding of employee perceptions. We use a range of communications media, as well as face-to-face meetings, to ensure our people are kept up to date with business developments and are clear about their individual and team roles and targets. Opportunities for giving feedback are integrated into our communication programmes at all levels.

We also use a biennial, global, web-based survey to track levels of employee engagement and identify areas that may require improvement. In 2006, we conducted our fourth such survey as reported last year. During 2007, to ensure that we remain engaged with employee perceptions between global surveys, particularly in the light of the recent business changes, we piloted a snapshot survey of a representative cross-section of employees that aims to provide regular employee feedback for senior management. The pilot survey in June indicated that some good progress is being made in comparable Global Employee Survey areas. 86% of the 3,000 respondents believe that senior leadership provides clear direction for AstraZeneca and individuals have clear personal objectives. However, the Survey showed that we still have work to do in some areas of rewarding performance (35% unfavourable), and ensuring we fully utilise the talents and abilities of our staff (36% unfavourable). Following the success of the pilot, we now aim to conduct these surveys on a regular basis and senior management teams will take account of the feedback from them when assessing progress against functional objectives and planning for the coming year.

Employee relations
The legal frameworks governing employee relations vary from country to country, as does custom and practice. One of our main challenges in this area is to ensure a level of global consistency whilst allowing enough flexibility to support the local markets in building good relations with their workforces that take account of local laws and circumstances. To that end, relations with trade unions are nationally determined and managed locally in line with the applicable legal framework and standards of good practice. Managers throughout AstraZeneca are trained in consultation requirements as well as relevant labour law. Training is done at a local level and we have a range of HR and line manager networks for sharing experience and good practice, and promoting alignment across the organisation. At a global level, we have a Head of Employee Relations who supports national management in ensuring that their local activities are consistent with our high level principles.

The well-developed arrangements for interactions with trade union and worker councils in the UK and Sweden provided the forum for productive discussion and collaboration in 2007 with regard to the planned workforce reductions. Elsewhere, our processes followed the nationally determined arrangements. As we continue to develop our global platform for managing HR going forward, we are working to ensure that the strength of our local management approaches is not undermined.

European Consultation Committee
Before it became a legal requirement under European law in 1995, both our heritage companies, Astra and Zeneca, had European Consultation Committees (ECCs) in place. Our single AstraZeneca ECC comprises trade union representatives and locally elected employees, and is chaired by a member of the SET. The committee meets once a year and a sub-committee meets quarterly to discuss, among other things, business developments and any potential impact these may have on the workforce.

Managing the impact of business change
Our continuing strategic drive to improve efficiency and effectiveness resulted in the announcement during 2007 of a planned reduction of the workforce in some areas of our business. To ensure that a consistent approach, based on our core values, was and continues to be adopted throughout the programme, specific guidance was provided for the HR teams and line managers throughout the organisation. Our challenge is that there are differences in the legal frameworks and the customary practice in the different geographies which are most affected by the business changes, but the global guidance provided aims to ensure that the same or similar elements are included in local implementation. These include, for example, open communication and consultation with employees, face-to-face meetings, re-deployment support and appropriate financial arrangements. In line with our core values, we expect the people affected to be treated with respect, sensitivity, fairness and integrity at all times.

Promoting a safe, healthy workplace
Providing a safe workplace and promoting the health and wellbeing of all our people remains a core priority for AstraZeneca. As we continue to expand and change our business, we are strengthening and adjusting our commitment to safety, health and

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wellbeing, by building on our traditional programmes, which focus on workplace behaviours and attitudes; learning from accidents that do occur; and developing new approaches to managing stress and helping employees understand their personal health risks.

Backed by our Global Safety, Health and Environment (SHE) Policy and Group-wide objectives and associated 2010 improvement targets, we aim to drive continuous improvement in our performance. Our key performance indicator (KPI) for safety, health and wellbeing combines the frequency rates for accidents resulting in fatal and serious injuries and new cases of occupational illness into one KPI, with an overall target of a 50% reduction in the combined rates by 2010, compared with a 2001/2002 reference point. We are continuing to work with MedImmune to effectively align our workplace health and safety programmes at a strategic level. Regardless of the nature or pace of business change, we are committed to ensuring that all AstraZeneca staff work in an environment where health and safety risks are understood and managed responsibly.

Accidents: rates and causes
We regret that during 2007, there were four fatal accidents, three of which were related to driving. In three separate accidents, a sales representative was killed in a collision with another vehicle whilst driving on Company business in Canada, Russia and Austria. Full investigations into the circumstances around these accidents are being carried out. The fourth fatality occurred at our Operations site in Wuxi, China when a maintenance engineer was killed while repairing a goods elevator door. A full investigation was conducted and the learning incorporated into a training package that is now being shared across all our Operations sites and other functions, as appropriate. In addition, two vehicle accidents involving AstraZeneca employees, one in Turkey and the other in the Philippines, sadly resulted in the death of two members of the public. Investigations are ongoing. In addition, a US employee who had been injured in a driving accident during 2005 sadly died as a result of his injuries in 2007.

We work hard to identify the root causes of any serious accident and use a range of investigation procedures to help us avoid repetition. Learning is shared with management and staff, and our conclusions about underlying causes are used to improve our SHE management systems.

The frequency rate for accidents resulting in fatal and serious injury for AstraZeneca employees increased in 2007 (2.65 per million hours) when compared to 2006 (2.37). While it is difficult to assign a specific cause for this frequency rate increase, we are, through communication, training, and other initiatives designed to reinforce personal commitment to SHE, working hard to ensure improvement in this area during 2008 and beyond.

The overall lack of improvement in our driver safety record, despite our recent efforts, is a major concern for us. The risks associated with driving cannot be eliminated entirely, but they can be actively managed and minimised. Good driving practice and the creation of a safe driving culture are the most effective ways of reducing the risk of accidents, and we are determined to further strengthen our effort in these areas.

During 2007, we began the development of an international framework for the consistent management of driver safety. The framework, which is planned for launch in early 2008, reinforces the need, and provides the structure for strengthening our commitment in this priority area, whilst still allowing for local interpretation that takes account of the various driving environments (we have some 22,000 drivers in 63 countries around the world). The framework complements and strengthens our ongoing efforts to actively raise the profile of driver safety, particularly among our sales teams – by far the largest group that drive on AstraZeneca business.

Health and wellbeing
We continue to make significant investment in providing a wide range of health and wellbeing improvement programmes throughout the Group, focused on encouraging and empowering employees to take personal responsibility. Programmes vary according to health risk profile, function and culture, and include general health initiatives aimed at increasing exercise levels, reducing smoking, improving nutrition and managing stress. We also encourage and support a healthy work/life balance, including flexible working opportunities.

In our ongoing efforts to tackle work-related stress, currently our greatest single cause of occupational illness, we are adopting an increasingly proactive, risk-based approach, using wellbeing risk assessment tools to identify high risk areas and target interventions more effectively. Other areas of focus include the promotion of good ergonomic practices and industrial hygiene.

We also have plans in place to deal with the potential threat of pandemic flu, including the provision of anti-virals for employees based in areas where adequate supplies may not be available through national treatment regimes.

MAIN FACILITIES
We own and operate numerous manufacturing, marketing and R&D facilities worldwide. Our corporate headquarters are in London, UK and we have a significant presence in Sweden and the US.

Out of a total of 17 principal R&D sites in eight countries, our main small molecule R&D facilities are in the UK (Alderley Park; Macclesfield; and Charnwood); Sweden (Lund; MöIndal; and Södertälje); the US (Boston, Massachusetts and Wilmington, Delaware). Our main R&D sites for discovery research are in Canada (Montreal, Quebec); France (Reims); India (Bangalore); China (Shanghai); and the UK (Arrow Therapeutics’ London site). We have a clinical development facility in Osaka, Japan. Our principal R&D sites for biologics and vaccines are in the US (Gaithersburg, Maryland and Mountain View, California) and the UK (Cambridge).

Out of a total of 29 manufacturing sites in 20 countries our principal manufacturing facilities are in the UK (Avlon and Macclesfield); Sweden (Snäckviken and Gartuna, Södertälje); the US (Newark, Delaware and Westborough, Massachusetts); Australia (North Ryde, New South Wales); France (Dunkirk and Reims); Italy (Caponago); Japan (Maihara) and Puerto Rico (Canovanas). Bulk drug production is concentrated in the UK, Sweden and France. Manufacturing operations for biological products take place at facilities in the US (Frederick, Maryland and Philadelphia, Pennsylvania); the UK (Speke); and The Netherlands (Nijmegen).

Substantially all of our properties are held freehold, free of material encumbrances and we believe such properties are fit for their purposes.

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38	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

CORPORATE GOVERNANCE AND MANAGING RISK

CORPORATE GOVERNANCE:
OPERATION OF THE BOARD OF DIRECTORS
Introduction
The Board is responsible for the Company’s corporate governance, sets the Company’s strategy and policies and also monitors progress towards meeting its objectives and annual plans. The Board discharges these responsibilities through a programme of meetings that include a formal, annual strategy review. The Board also assesses whether and to what extent its obligations to the Company’s shareholders and others are understood and met. This includes regular reviews of the Company’s financial performance and critical business issues.

In the view of the Board, at least half of the Board members are, for the purposes of the UK Combined Code on Corporate Governance and the corporate governance standards of the New York Stock Exchange, independent Non-Executive Directors. Further information can be found on page 43 (Independence of Directors under the UK Combined Code).

Prior to the publication of this report, the Board conducted its annual review and assessment of how it operates. This was done without external facilitation, although the Board did make use of a series of web-based questionnaires that were developed in conjunction with Lintstock, a leading corporate governance consulting company. This included consideration and discussion of the nature and level of its interaction with the Company’s management; the quality, quantity and scope of information which flows to the Board from management, and the way in which it flows; the content of Board meetings and presentations to Board meetings; the composition of the Board; the practical arrangements for the work of the Board; and the work and operation of the Board’s committees. Overall, Board members concluded that the Board and its committees were operating in an effective and constructive manner.

As part of the assessment process, the Chairman reported to the Board on his conversations with each Non-Executive Director about his or her individual performance and that of the Board as a whole. The Non-Executive Directors reviewed the performance of the Chief Executive Officer and other Executive Directors in their absence. In addition, the Board, under the chairmanship of the Senior Independent Director, reviewed the performance of the Chairman in his absence.

The Board maintains and regularly reviews a full list of matters and decisions that are reserved to, and can only be approved by, the Board. These include, among other things, the appointment, termination and remuneration of any Director; approving the annual budget; approving or supporting any item of fixed capital expenditure or any proposal for the acquisition or disposal of an investment or business which exceeds $150 million; the raising of any capital or loan by the Company or subsidiary of the Company (subject to certain exceptions); the giving of a guarantee in respect of any borrowing of the Company; and allotting shares of the Company. The matters that have not been expressly reserved to the Board have either been delegated to the Board committees or the Chief Executive Officer. Further information can be found on pages 39 (Board Committees) and 20 (Chief Executive Officer, delegation of authority and Senior Executive Team).

Details about the Board’s composition, processes and responsibilities are set out on pages 17 to 19.

Board meetings
As part of the business of each meeting of the Board, the Chief Executive Officer will typically submit a report describing the activities in each key area of the business and detailing progress against the goals the Board has approved. The Board also receives accounting and other management information to assist in the assessment of the use of financial and non-financial resources, as well as presentations from internal and external speakers to assist in the understanding of legal, governance and regulatory developments as well as external perspective issues.

The Company Secretary is responsible, on behalf of the Chairman, for ensuring that all Board and Board committee meetings are properly conducted, that the Directors receive appropriate information prior to meetings to enable them to make an effective contribution, and that any governance requirements are considered and implemented.

The Board held six scheduled and three other meetings in 2007. Six of the Board meetings were held in London, one in Boston and two by teleconference. The following table shows how many meetings each of the Directors participated in:

Number of meetings attended/
(number of meetings Director
Name	was eligible to attend in 2007)

Bo Angelin[1]	3/(3)

Sir Peter Bonfield[2]	4/(4)

David Brennan	9/(9)

John Buchanan[3]	8/(9)

Jane Henney[3]	8/(9)

Michele Hooper[3]	8/(9)

Joe Jimenez[3,4]	1/(2)

Simon Lowth[5]	1/(1)

Håkan Mogren	9/(9)

Erna Möller[6]	4/(4)

John Patterson	9/(9)

Dame Nancy Rothwell	9/(9)

Louis Schweitzer[3]	8/(9)

Jonathan Symonds[7]	6/(6)

John Varley[3]	7/(9)

Marcus Wallenberg[3]	6 /(9)

[1]	Appointed 25 July 2007 in accordance with the Company’s Articles of Association.
[2]	Retired from the Board at the AGM on 26 April 2007 in accordance with the Company’s Articles of Association and did not offer himself for re-election.
[3]	Unable to attend one or more meetings due to an unscheduled urgent commitment or prior conflict.
[4]	Resigned 12 April 2007.
[5]	Appointed 5 November 2007 in accordance with the Company’s Articles of Association.
[6]	Retired from the Board at the AGM on 26 April 2007 in accordance with the Company’s Articles of Association and did not offer herself for re-election.
[7]	Resigned 31 July 2007.

Given the nature of the business to be conducted, some Board meetings are convened at short notice. As a result, it is occasionally difficult for certain Directors to rearrange prior engagements in order for them to attend such meetings. Where one or more Director is unable to attend a meeting of the Board, provided that the meeting is quorate without that Director or those Directors, the meeting will proceed as scheduled. In any event, the briefing papers will still be sent to the absent Directors and those Directors will typically make their comments and feedback on the business to be discussed at the meeting known to the Chairman, who can then raise these views at the meeting.

The Board is currently scheduled to meet six times in 2008, and will meet at such other times as may be required to conduct business.

Board changes
There is an established procedure operated by the Nomination Committee for the recommendation to the Board of the appointment of new Directors. Appointments are based on the merits of the candidates,

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who are measured against objective criteria, and care is taken to ensure that appointees have enough time to devote to the job. Further details of the type of criteria used to select candidates are set out on page 42 (Nomination Committee). In accordance with the Company’s Articles of Association, all Directors retire at each Annual General Meeting (AGM) and may offer themselves for re-election by shareholders (see below for more details). The Board reviews annually the status of succession to senior positions, including those at Board level, and ensures it has regular contact with, and access to, succession candidates.

During the 2007 financial year:

>	Joe Jimenez resigned from the Board on 12 April 2007 after agreeing to take up a full-time executive appointment with Novartis, the Swiss-based healthcare group. Mr Jimenez served the Company as a Non-Executive Director for approximately four years and was a member of the Remuneration Committee.

>	At the AGM on 26 April 2007, Sir Peter Bonfield and Erna Möller, both Non- Executive Directors, stepped down from the Board. Sir Peter Bonfield served the Company as a Non-Executive Director for 12 years and worked as a member of various Board committees including the Remuneration Committee (acting as Chairman) and the Nomination Committee.
Erna Möller served the Company as a Non-Executive Director for eight years (having formerly served as a Director of Astra AB for four years) and also worked as a member of various Board committees including the Remuneration Committee and, most recently, the Science Committee.

>	In accordance with Article 70 of the Company’s Articles of Association, which gives the Directors the power to appoint a new Director nominated by the Nomination Committee who can then hold office until the next AGM (at which they will be eligible for re-election), Bo Angelin was appointed as a Non- Executive Director on 25 July 2007.

>	Jonathan Symonds resigned from the Board with effect from 31 July 2007 to pursue his career outside AstraZeneca.

>	Also under Article 70 of the Company’s Articles of Association, Simon Lowth was appointed as a Director and the Chief Financial Officer of the Company with effect from 5 November 2007.

On joining the Board, new Directors are provided with comprehensive documentation, which sets out their obligations and duties as Directors. New Directors also typically attend tailored induction programmes designed to take into account their individual skills and experience. In order to develop an understanding of the views of major shareholders about the Company, the Non-Executive Directors (together with the rest of the Board) regularly receive reports and presentations from the Company’s brokers and meet with senior managers throughout the year. Moreover, at the AGM, the Directors actively encourage the attendance of shareholders and their asking questions.

Election and re-election of Directors
Under Article 65 of the Company’s Articles of Association, all of the Directors are required to retire at the AGM in April 2008. The Notice of AGM will give details of those Directors presenting themselves for election or re-election at the AGM.

Insurance, indemnities and professional advice
The Company maintained Directors’ and Officers’ liability insurance cover throughout 2007.

The Directors are also able to obtain independent legal advice at the expense of the Company, as necessary in their capacity as Directors.

In early 2006, and subsequently in the case of new Directors joining the Board, the Company entered into a deed of indemnity in favour of each Board member. Under Article 134 of the Company’s Articles of Association, the current Directors and officers were already indemnified in accordance with the Companies Act 1985. However, consistent with recent changes to the Companies Act 1985, and in the interests of retaining high-quality, skilled individuals, current market practice is for companies to enter into a separate deed of indemnity in favour of each Director. As at the date of this report, these deeds of indemnity are still in force and provide that the Company shall indemnify the Directors to the fullest extent permitted by law and the Company’s Articles of Association, in respect of all losses arising out of, or in connection with, the execution of their powers, duties and responsibilities, as Directors of the Company or any of its subsidiaries.

CORPORATE GOVERNANCE:
OPERATION OF BOARD COMMITTEES
The Board has delegated certain responsibilities to the Audit, Remuneration and Nomination Committees. The Board has also established a Science Committee for the purpose of reviewing matters within its remit, further details of which are described below. The Board provides adequate resources to enable each committee to undertake its duties. Each of the Audit, Remuneration and Nomination Committees is made up of Non-Executive Directors, although Executive Directors may be invited to attend meetings. Members of the Science Committee include Executive Directors, Non-Executive Directors and certain senior managers. Further details of the role, membership and terms of reference for each committee are set out below.

Audit Committee
“In recent years, the Audit Committee agenda has been shaped by the requirements to monitor the implementation of the Group’s compliance with various new developments in the external regulatory environment, including the Sarbanes-Oxley Act, International Financial Reporting Standards, changes to the UK Combined Code and the Smith Report. In 2007, the Committee sought to ensure that the amended systems of compliance and governance have become embedded effectively within the business, supporting the Group’s strategic objectives as well as providing assurance to the Directors and shareholders. Regular reviews of key accounting judgements and financial results continued as well as the risk-based review of key issues.”
JOHN BUCHANAN Chairman of the Audit Committee

The current members of the Audit Committee are John Buchanan (who chairs the committee), Jane Henney and Michele Hooper. They are all Non-Executive Directors. The Board considers each member to be independent under the UK Combined Code and under the general guidance and specific criteria of the New York Stock Exchange’s (NYSE) corporate governance listing standards concerning the composition of audit committees applicable to non-US companies. In May 2007, the Company submitted the required annual written affirmation to the NYSE confirming its full compliance with those standards. For the purposes of the UK Combined Code, the Board remains satisfied that at least one member of the Audit Committee has recent and relevant financial experience. At its meeting in December 2007, the Board determined that Michele Hooper is an audit committee financial expert for the purposes of the US Sarbanes-

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Oxley Act of 2002. The Deputy Company Secretary acts as secretary to this committee.

The core remit of the Audit Committee includes, among other things, reviewing and reporting to the Board on:

>	Matters relating to the audit plans of the external auditor and Group Internal Audit.

>	The Company’s overall framework for internal control over financial reporting and for other internal controls and processes.

>	The Company’s overall framework for risk management with particular emphasis on financial risks.

>	The accounting policies and practices of the Company.

>	The annual and quarterly financial reporting carried out by the Company.

The Audit Committee is charged with promptly bringing to the attention of the Board any significant concerns of the external auditor or the Vice-President, Group Internal Audit about the conduct, results or overall outcome of their audit work, any matters which may significantly affect or impair the independence of the external auditor, any significant deficiencies or material weaknesses in the design or operation of the Company’s internal control over financial reporting or other internal controls and any serious issues of non-compliance.

The Audit Committee oversees the establishment, implementation and maintenance of the Company’s Code of Conduct and other related policies. It establishes procedures for the receipt and handling of complaints concerning accounting or audit matters. It recommends to the Board the appointment of the external auditor, subject to the approval of the Company’s shareholders at a general meeting. Shareholders in a general meeting authorise the Directors to fix the remuneration of the external auditor. The Audit Committee reviews and approves the appointment and any dismissal of the Vice-President, Group Internal Audit.

The Audit Committee maintains policies and procedures for the pre-approval of all audit services and permitted non-audit services undertaken by the external auditor. The principal purpose of these policies and procedures is to ensure that the independence of the external auditor is not impaired. The policies and procedures cover three categories of work – audit services, audit-

related services and tax services. The policies define the type of work that falls within each of these categories, as well as those non-audit services that the external auditor is prohibited from performing under the rules of the US Securities and Exchange Commission and other relevant UK professional and regulatory requirements. The pre-approval procedures permit certain audit, audit-related and tax services to be performed by the external auditor during the year, subject to fee limits agreed with the Audit Committee in advance. The Chief Financial Officer (supported by the Group Financial Controller and the Director of Group Tax) monitors the status of all services being provided by the external auditor. The procedures also deal with the placing of non-audit work out for tender, where appropriate. Authority to approve work in excess of the pre-agreed fee limits is delegated to the Chairman of the Audit Committee in the first instance. Regular reports to the full Audit Committee are also provided for and, in practice, a standing agenda item at Audit Committee meetings covers the operation of the pre-approval procedures.

The Audit Committee’s remit is available on the Company’s website, astrazeneca.com.

The Audit Committee held five scheduled meetings during 2007. Four of these meetings were held in London, UK and one meeting was held in Boston, US. All Audit Committee members participated in all meetings either in person or by telephone.

Following each Audit Committee meeting, the Chairman of the committee (or the Senior Non-Executive Director in the absence of the Chairman of the committee) reported to the Board on the principal matters covered at the meeting. The minutes of Audit Committee meetings were also circulated to all Board members.

In addition to attendance at Audit Committee meetings, members of the Audit Committee met individual managers or groups of managers from the Company on a number of occasions during 2007. This direct contact with other managers helped the Audit Committee members gain a deeper insight into areas relevant to the Audit Committee’s work and provided an opportunity to discuss specific areas of interest.

During the year, in line with its normal practice, the Audit Committee also held a number of private meetings, without management present, with both the Company’s Vice-President, Group Internal Audit and the lead partners from the Company’s external audit firm. The purpose of these meetings was to facilitate free and open discussions between the Audit Committee members and those individuals, separately from the main sessions of the Audit Committee, which were attended by the Chief Financial Officer and the Group Financial Controller. (From July 2007 until the appointment of Simon Lowth on 5 November 2007, the Group Financial Controller acted as Chief Financial Officer.)

During 2007 and January 2008, the business considered and discussed by the Audit Committee included the matters referred to below:

>	The Company’s financial disclosures were reviewed and various accounting matters considered.

>	Reports were received from the external auditor concerning its audit of the financial statements of the Group and from management, Group Internal Audit and the external auditor on the effectiveness of the Company’s system of internal controls and, in particular, its internal control over financial reporting. This included review and discussion of the results of the Company’s ‘continuous assurance’ and annual ‘letter of assurance’ processes. These processes are described on pages 42 to 43. The Audit Committee also reviewed quarterly activity reports of audit work carried out by Group Internal Audit and the status of follow-up actions with management.

>	The Audit Committee reviewed the Company’s continuing work to comply with the applicable provisions of the US Sarbanes-Oxley Act (the 2002 Act).
In particular, it regularly reviewed the status of compliance with the programme of internal controls over financial reporting implemented pursuant to section 404 of the Act. Further information about the implementation of section 404 of the Act is set out in the Financial Review on page 92.

>	The Audit Committee reviewed data about calls made by employees to the Company’s Code of Conduct whistleblowing helpline either seeking guidance on issues, or raising concerns, together with the results of enquiries into these matters. No material issues were reported through this route during the year.

>	The Audit Committee reviewed the Company’s new Code of Conduct.

>	The Audit Committee reviewed both the accounting matters relating to the

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BOARD COMMITTEE MEMBERSHIP
	Audit	Remuneration	Nomination	Science
Name	Committee	Committee	Committee	Committee	Independent[1]

Bo Angelin	x	x	x	✓	✓

David Brennan	x	x	x	x	x

John Buchanan	Chair	✓	x	x	✓

Jane Henney	✓	x	✓	✓	✓

Michele Hooper[2]	✓	x	✓	x	✓

Simon Lowth	x	x	x	x	x

Håkan Mogren	x	x	✓	x	x

John Patterson	x	x	x	✓	x

Dame Nancy Rothwell	x	✓	x	Chair	✓

Louis Schweitzer	x	✓	Chair	x	n/a3

John Varley	x	Chair	✓	x	✓

Marcus Wallenberg	x	x	x	x	x

1 As determined by the Board for UK Combined Code purposes.
2 Michele Hooper is the Senior Non-Executive Director.
3 For the purposes of the UK Combined Code (although determined by the Board to be independent on appointment).

	Company’s arrangements with Merck & Co., Inc. resulting from the restructuring in 1998 of the joint venture between Astra AB and Merck & Co., Inc. and the contractual arrangements which will begin to affect the Company in 2008.		that the Audit Committee’s terms of reference remain satisfactory and fit for purpose, and therefore no changes were recommended for approval by the Board.

		>	A review of the Group’s liquidity and financing strategy in respect of the acquisition of MedImmune, Inc. was also carried out.
>	The Audit Committee reviewed reports relating to certain taxation matters, including the Company’s continuing dialogue with tax authorities around the world and considered these matters, where relevant, in the light of accounting judgements.

		>	The Audit Committee reviewed aspects of the Company’s risk management processes as well as the Group risk profile and risk management plans ahead of scrutiny by the Board.

>	The Audit Committee heard reports concerning the internal audit, global compliance and global finance functions, including the internal audit plan and progress and plans of the Global Compliance Officer.
		>	In the context of the Company’s accelerated internal change programme, the Audit Committee considered the potential impact on the Group’s system of internal control and, in conjunction with Group Internal Audit, identified areas within the business most likely to be impacted by this change programme for the purposes of being able to ensure management maintained the effectiveness of these controls.

>	The Audit Committee reviewed the amount of audit and non-audit fees of the external auditor throughout 2007. The Audit Committee was satisfied throughout the year that the objectivity and independence of the external auditor were not in any way impaired by either the nature of the non-audit work undertaken by the external auditor during the year, the level of non-audit fees charged for such work or any other facts or circumstances. Further information about the audit and non-audit fees for the year is disclosed in Note 29 to the Financial Statements on page 175.

Following discussions at a meeting in January 2008, the Audit Committee unanimously recommended to the Board that a resolution for the re-appointment of KPMG Audit Plc as the Company’s external auditor be proposed to shareholders at the AGM in April 2008.

At the same meeting, the Chief Executive Officer and the Chief Financial Officer presented to the Audit Committee their conclusions following the evaluation of the
>	A review and assessment of the Audit Committee’s performance and terms of reference was carried out. It was concluded effectiveness of the Company’s disclosure controls and procedures required by Item 15(a) of Form 20-F as at 31 December 2007. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as at that date, the Company maintains an effective system of disclosure controls and procedures.

There was no change in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report and Form 20-F Information 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Audit Committee is currently scheduled to meet four times in 2008 and will meet at such other times as may be required to conduct business.

Remuneration Committee
The remit and role of the Remuneration Committee is to consider, on behalf of the Board, the remuneration (including pension rights and compensation payments) of Executive Directors, the Chairman and senior executives, more information on which is set out on pages 100 to 105.

The information contained in the Directors’ Remuneration Report on pages 98 to 114 relating to the remit and members of the Remuneration Committee during 2007, as well as the independence of those members and the number of meetings they attended throughout the year, is incorporated into this Directors’ Report.

Nomination Committee
“During the year, a considerable amount of time was spent both within and outside the framework of formal meetings considering potential successor candidates for the role of Chief Financial Officer and also the need to strengthen the Board following the retirements of Erna Möller and Sir Peter Bonfield and the resignation of Joe Jimenez that took place during the year. I am confident that the resulting appointments of Simon Lowth and Bo Angelin have significantly added to the range of skills and experience reflected on the Board. In 2008, the Committee will continue to review the composition of the Board.”
LOUIS SCHWEITZER Chairman of the Nomination Committee

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The remit of the Nomination Committee is, after appropriate consultation with the Chairman and Chief Executive Officer, to make proposals and recommendations to the Board for any new appointments as Directors of the Company. However, any decisions relating to the appointment of a Director are made by the entire Board and not the Nomination Committee.

The members of the Nomination Committee during 2007 were Louis Schweitzer (who chairs the committee), Håkan Mogren, Peter Bonfield, Jane Henney and, since 25 April 2007, Michele Hooper and John Varley. As part of the succession planning of the Company, Peter Bonfield stepped down as a Director and member of the Nomination Committee on 26 April 2007. All the current members of the Nomination Committee are Non-Executive Directors. With the exception of the Chairman and Håkan Mogren (for the reasons explained on page 43 below), the Board considers them all to be independent for the purposes of the UK Combined Code and applicable corporate governance listing standards of the NYSE. The Company Secretary acts as secretary to this committee.

The Nomination Committee formally met twice in 2007 and conducted other business in respect of the recruitment of Simon Lowth and Bo Angelin. Each member attended both of the formal meetings except for Peter Bonfield (who resigned on 26 April 2007), Michele Hooper and John Varley (who were appointed as members on 25 April 2007) and Jane Henney (due to a diary conflict). The principal tasks in relation to nomination matters in 2007 related to the appointment of Michele Hooper and John Varley as members of the Nomination Committee, the appointment of Bo Angelin to the Board following the resignations of Peter Bonfield and Erna Möller at the 2007 AGM, the recommendation of a replacement for Joe Jimenez and the appointment of Simon Lowth as successor to Jonathan Symonds as Chief Financial Officer. The Nomination Committee received advice from independent external consultants in respect of the appointment of Simon Lowth. Given the criteria used in respect of the appointment of Bo Angelin, neither an external search agency nor open advertising was used, as it was felt that AstraZeneca itself was best placed to identify candidates with relevant experience and expertise. The Nomination Committee also reviewed the knowledge, experience and balance of the Board and the requirements for future Non-Executive Directors in the light of the strategic and business objectives of the Company.

When recruiting Directors, the Nomination Committee typically works with the Board to consider the particular skills, knowledge, experience and calibre that would benefit the Board most significantly for each appointment, as well as the need for succession planning in relation to the reappointment of Directors who retire by rotation in accordance with the Company’s Articles of Association. Typically, broad selection criteria are used which focus on achieving a balance between the representation of European, UK and US markets as well as focusing on medical and scientific expertise. For example, in respect of the recommendation of Bo Angelin as a Non-Executive Director, the Nomination Committee took the view that it would be advantageous to have on the Board another Director with relevant scientific experience, and who was able to offer good scientific and commercial skills. After consideration of their qualifications, candidates are short-listed for interview with members of the Committee and, if recommended by the Committee, are then considered by the full Board before appointment.

The Nomination Committee’s remit is available on the Company’s website, astrazeneca.com.

Science Committee
The Science Committee consists of people who are expected to have a knowledge of, or an interest in, life sciences. During 2007, its members were Nancy Rothwell (who chairs this committee), Jane Henney, Erna Möller (until 26 April 2007), Jan Lundberg, John Patterson and Bo Angelin (since 25 July 2007). They are all Non-Executive Directors, except Jan Lundberg and John Patterson. The Global Head Discovery, Strategy, Portfolio and Project Evaluation is also invited to attend all meetings and acts as secretary to this committee.

The Science Committee was established in late 2006 and its remit is:

>	To provide assurance to the Board regarding the quality, integrity and competitiveness of the Company’s science- based R&D activities. The Committee aims to assure itself that the approaches and targets adopted throughout the R&D organisation are competitive and an appropriate use of shareholders’ funds, but is not expected to review individual research or licensing projects.

>	To consider reports from or join any meeting with any relevant external advisory board when the Company is considering entry into new areas of science or medicine.
>	To review, from time to time, together with other external experts important bioethical issues faced by the Company and to assist in the formulation of, and to agree on behalf of the Board, appropriate policies in relation to such issues.

>	To consider with external experts, from time to time, future trends in medical science and technology.

The Science Committee’s remit is available on the Company’s website, astrazeneca.com.

The Science Committee met twice in 2007 to review and discuss its remit and method of operation, the Company’s Cardiovascular R&D as well as its science policy. Each member participated in both meetings except for Erna Möller (who resigned on 26 April 2007) and Bo Angelin (who was appointed as a Non-Executive Director on 25 July 2007).

CORPORATE GOVERNANCE:
PRINCIPAL UK AND
US GOVERNANCE REQUIREMENTS
UK Combined Code on
Corporate Governance
The Board has prepared this report with reference to the UK Combined Code on Corporate Governance published in June 2006 by the Financial Reporting Council, and related guidance.

The Company is applying all the main and supporting principles of good governance in the UK Combined Code. The way in which these principles are being applied is described below.

The Company has complied throughout the accounting period and is also continuing to comply with all of the provisions of the UK Combined Code.

Internal controls, risk management and Turnbull Report guidance
The Board has overall responsibility for the Company’s system of internal controls. Since the publication in September 1999 by the Institute of Chartered Accountants in England and Wales of the Turnbull Report, ‘Internal Control: Guidance for Directors on the UK Combined Code’, the Directors have continued to review the effectiveness of the Group’s system of controls, risk management and the Group’s high-level internal control arrangements. These reviews have included an assessment of internal controls, and in particular internal, financial, operational and compliance controls and risk management, supported by management assurance of the maintenance of control, reports from Group Internal Audit, as well as the external auditor on matters identified in the course of its

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statutory audit work. The Board is also responsible for reviewing the effectiveness of the system of internal controls and risk management policies. The system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable (not necessarily absolute) assurance of effective operation and compliance with laws and regulations.

Underpinning these reviews is an annual ‘letter of assurance’ process by which responsible managers confirm the adequacy of their systems of internal financial and non-financial controls, their compliance with Group policies and relevant laws and regulations (including the industry’s regulatory requirements), and confirm they have reported any control weaknesses through the Group’s ‘continuous assurance’ process.

The internal control framework has been in operation for the whole of the year under review and continues to operate up to the date of the approval of this report. The Directors believe that the Group maintains an effective, embedded system of internal controls and complies with the Turnbull Report guidance and, in the view of the Directors, no significant failings have been identified in the system.

Further information on the ways in which we manage our business risks is set out in the section titled ‘Managing Risk’ on page 47.

The US Sarbanes-Oxley Act of 2002
AstraZeneca PLC American Depositary Shares are traded on the New York Stock Exchange and, accordingly, the Company is subject to the reporting and other requirements of the US Securities and Exchange Commission (SEC) applicable to foreign private issuers. Section 404 of the US Sarbanes-Oxley Act (the 2002 Act) requires companies to include in their annual report on Form 20-F filed with the SEC a report by management stating its responsibility for establishing internal control over financial reporting and to assess annually the effectiveness of such internal control. The Company has complied with those provisions of the 2002 Act applicable to foreign private issuers. The Board continues to believe the Group has a sound corporate governance framework, good processes for the accurate and timely reporting of its financial position and results of operations and an effective and robust system of internal controls. The Company has established a Disclosure Committee, further details of which can be found on page 44.

Further information about the work undertaken during 2007 to enable the Company to comply with the SEC rules that implement section 404 can be found in the Financial Review on page 92. The Directors’ assessment of the effectiveness of the internal control over financial reporting is set out on page 116.

The New York Stock Exchange (NYSE)
The Company, as a foreign private issuer with American Depositary Shares listed on the NYSE, must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE’s corporate governance listing standards. In addition, the Company must comply fully with the provisions of the listing standards that relate to the composition, responsibilities and operation of audit committees. These provisions incorporate the rules concerning audit committees implemented by the SEC under the 2002 Act.

The Company has reviewed the corporate governance practices required to be followed by US companies under the NYSE’s listing standards and its corporate governance practices are generally consistent with those standards. However, not all members of the Nomination Committee are considered independent for these purposes, as explained in more detail below.

The Company’s Audit Committee complies with the provisions of the listing standards that relate to the composition, responsibilities and operation of audit committees. In May 2007, the Company submitted the required annual written affirmation to the NYSE confirming its full compliance with those and other applicable provisions. Further information about the Audit Committee and its work during 2007 is set out above on pages 39 to 41.

Independence of Directors under the
UK Combined Code
During 2007, the Board considered the independence of each Non-Executive Director, including Michele Hooper. With the exception of two of them (as set out below) and the Non-Executive Chairman, the Board considers that all of the Non-Executive Directors are independent in character and judgement and that there are no relationships or circumstances that are likely to affect, or could appear to affect, their independent judgement. The Board also considers that Louis Schweitzer, who was appointed Non-Executive Chairman with effect from 1 January 2005, was independent on appointment. In accordance with the UK Combined Code, the Board has not considered the independence of the Non-Executive Chairman since his appointment.

For the reasons explained below, the Board believes that neither Håkan Mogren, Non-Executive Deputy Chairman, nor Marcus Wallenberg can be determined independent under the UK Combined Code. However, the Board believes that both Håkan Mogren and Marcus Wallenberg have brought, and continue to bring, considerable business experience and to make valuable contributions to the work of the Board.

Håkan Mogren was previously the Chief Executive Officer of Astra AB and Executive Deputy Chairman of the Company and is now a member of the Board of Directors of Investor AB, a company that, as at 31 December 2007, held approximately 3.5% of the Ordinary Shares of the Company. This holding represents a significant proportion of Investor AB’s overall investment portfolio.

Marcus Wallenberg was a member of the Board of Directors and Chief Executive Officer of Investor AB until 1 September 2005, when he stepped down.

The Board also considered, in particular, the position of Michele Hooper. Michele Hooper joined the board of UnitedHealth Group as a Non-Executive Director in 2007. It was a condition of the Board’s approval to this appointment that should Michele Hooper be required to resign from either the board of UnitedHealth Group or the Board of the Company as a result of conflict or non-independence, Michele Hooper would resign from the board of UnitedHealth Group. It is the Board’s view that Michele Hooper is independent and that she discharges her duties in a properly independent manner and constructively and appropriately challenges the Executive Directors and the Board.

Jane Henney is a Non-Executive Director of AmerisourceBergen Corporation and CIGNA Corporation, both of which are customers of the Group in the US. The Board has considered these relationships and concluded that they did not compromise her independence.

The position of Senior Non-Executive Director of the Company was established in 2002. Michele Hooper (who was appointed as a Non-Executive Director in 2003) took over from Peter Bonfield as Senior Non-Executive Director with effect from 26 April 2007.

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Code of Conduct
The policy of the Company is to require all of its subsidiaries, and their employees, to observe high ethical standards of integrity and honesty and to act with due skill, care, diligence and fairness in the conduct of business. The Group’s management seeks to reinforce the standards outlined in the Code of Conduct throughout the business. In particular, all employees are required to comply with the letter and spirit of the AstraZeneca Code of Conduct and with the standards detailed by the Company in support of it.

The AstraZeneca Code of Conduct is available on the Company’s website, astrazeneca.com. It is an important demonstration of the Group’s uncompromising commitment to honesty and integrity. The Group maintains procedures for raising integrity concerns, which include a confidential helpline for employees worldwide. During 2007, 133 employees (compared with 106 employees in 2006) used the confidential helpline and other routes to seek guidance on corporate responsibility issues or to raise concerns, all of which were reviewed by Group Internal Audit and reported on, as appropriate, to the Audit Committee. To date, no material issues have been identified through this route.

Our Code of Conduct represents our public commitment to working responsibly, is addressed to all stakeholders and accessible externally as well as internally.

During 2007, our Code of Conduct and Group policies have been fundamentally reviewed. The Board has approved a new Code of Conduct, and as a result a new global policy structure is being prepared for launch in 2008. A critical element of the effective implementation of the new Code of Conduct and Global Policies will be to provide clear training and education to all employees on the key elements of the Code of Conduct and supporting policies with which they must comply. The Senior Executive Team (SET) has a business performance management objective of training all our employees on the new Code of Conduct during 2008. The new Code will be translated into multiple languages and issued to all employees. The purpose of the new Code of Conduct is to provide more comprehensive guidance to all employees as to their accountabilities in key ethical and compliance risk areas, including interactions with healthcare professionals and organisations, anti-bribery laws, product promotion and conflicts of interest.

Work is also underway to revise the more detailed ‘Global (or Group) Policies’ that support the Code of Conduct, so that they provide clearer guidance in plain language to managers and employees on expected behaviours and the processes necessary to embed appropriate behaviour in the organisation.

The Group also has a Finance Code of Conduct that complements the main AstraZeneca Code of Conduct and applies to the Chief Executive Officer, the Chief Financial Officer and the Group’s principal accounting officers (including key Finance staff in major overseas subsidiaries). The Finance Code of Conduct also applies to all Finance function employees and reinforces the importance of the integrity of the Group’s Financial Statements, of the reliability of the accounting records on which they are based and of the robustness of the relevant controls and processes.

Compliance
The role of the Global Compliance function is to help embed a culture of ethics and integrity at AstraZeneca.

The key priorities for our Global Compliance function for 2007/2008 are closely aligned with the Company’s strategic priorities.

In addition to the work described above on the new Code of Conduct and Global Policies, compliance risk and assurance framework assessments have been undertaken to identify the key compliance risks we face and how we address them. The goal is to streamline governance processes and ensure clearer accountabilities within the business as well as among governance functions. We are enhancing the global Code of Conduct helpline to ensure employees are better able to raise concerns. Work is also continuing in relation to our capability to address concerns that are raised, by ensuring stronger oversight of investigations of potential policy violations globally, enhanced training of individuals conducting investigations, and more transparent and consistently applied remediation and disciplinary procedures.

During 2007, the Global Compliance Committee was established, comprising compliance representatives from all SET areas, including MedImmune. The role of the committee is to oversee and coordinate implementation of an effective global compliance programme and evaluate its effectiveness. It does this by assessing key compliance risks within and across SET areas; ensuring coordination of compliance auditing and monitoring; reviewing results; and addressing significant policy violations and identifying trends.

Disclosure Policy and Disclosure Committee
The Group’s Disclosure Policy provides a framework for the handling and disclosure of inside information and other information of interest to shareholders and the investment community. It also defines the role of the Disclosure Committee. The Chief Financial Officer, the Executive Director, Development, the Group Secretary and Solicitor, the Vice-President, Corporate Affairs, the Vice-President, Investor Relations and the Group Financial Controller were the members of the Disclosure Committee during 2007. The Deputy Company Secretary acts as secretary to this committee. The Disclosure Committee meets regularly to assist and inform the decisions of the Chief Executive Officer concerning inside information and its disclosure. Periodically, it reviews the Group’s disclosure controls and procedures and its own operation as part of work carried out to enable management and the Board to assure themselves that appropriate processes are operating for the Company’s planned disclosures, such as its quarterly results announcements and scheduled investor relations events. In addition, the Disclosure Committee members are members of the steering group that reviews the drafts of, and the process for preparing, this Annual Report and Form 20-F Information.

Recognising the importance to shareholders and the investment community of news about certain of the Group’s key development and marketed products, much of the Disclosure Committee’s work in 2007 focused on ensuring that accurate, complete and timely disclosures were made concerning Crestor, Nexium, Seroquel, Symbicort, AGI-1067, ZD4054 and saxagliptin, among other things. Another important area of focus was transactions such as the acquisition of MedImmune, Inc.. In addition, the Disclosure Committee held frequent ad hoc meetings to review specific disclosure issues.

Disclosure of information to auditors
The Directors who held office at the date of approval of this Directors’ Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company’s auditors are unaware; and each Director has taken all the steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information.

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Group Internal Audit
Group Internal Audit (GIA) is an independent appraisal function that derives its authority from the Board through the Audit Committee. Its primary role is to provide reasonable and objective assurance to the Directors about the adequacy and effectiveness of the Company’s financial control framework, compliance with laws, regulations and policies and risk management processes.

GIA seeks to discharge the responsibilities set down in its charter by reviewing:

>	The processes for ensuring that business risks are effectively managed.

>	The financial and operational controls that help to ensure that the Group’s assets are properly safeguarded from losses, including fraud.

>	The controls that help to ensure the reliability and integrity of management information systems.

>	The processes for ensuring compliance with policies and procedures and external legislation and regulation (other than those relating to safety, health and the environment and product regulatory compliance, which are the responsibility of other audit functions).

>	On an ad hoc basis, whether value for money is obtained (in terms of efficient use of the Group’s resources).

GIA also reviews other functions and risk areas at the request of the Audit Committee and senior management and acts as a source of constructive advice and best practice, assisting senior management with its responsibility to improve governance, control, compliance and risk management.

CORPORATE GOVERNANCE: OTHER MATTERS
Subsidiaries and principal activities
AstraZeneca PLC is the holding company for a group of subsidiaries whose principal activities are described in the Directors’ Report on pages 8 to 96. Principal subsidiaries and their locations are given on page 177.

Branches and countries in which the Company conducts business
In accordance with the Companies Act 1985, we disclose below the members of the Group that have representative or scientific branches/offices outside the UK:

AstraZeneca UK Limited: Algeria (liaison office), Bosnia and Herzegovina, Bulgaria, Chile, Costa Rica, Croatia, Cuba, Ghana (scientific office), Kazakhstan, Romania, Russia, Serbia and Montenegro, Slovenia and Ukraine.

AstraZeneca AB: Egypt (scientific office), Latvia, Saudi Arabia (scientific office) and Slovakia.

AstraZeneca Export and Trading AB: Estonia, Lithuania and the United Arab Emirates.

Dividend
The Company’s dividends for 2007 of $1.87 (93.0 pence, SEK 12.10) per Ordinary Share amount to, in aggregate, a total dividend payment to shareholders of $2,740 million.

Going concern accounting basis
In view of the Company’s resources, results of operations and overall financial condition, the Directors continue to adopt the going concern basis in preparing the Financial Statements.

Changes in share capital
Changes in the Company’s Ordinary Share capital during 2007, including details of the allotment of new shares under the Company’s share plans, are given in Note 30 to the Financial Statements.

Mandatory shareholding for Directors
The Company’s Articles of Association require each Director to be the beneficial owner of Ordinary Shares in the Company with an aggregate nominal value of $125 (500 shares). Such holding must be obtained within two months of the date of the Director’s appointment. At 31 December 2007, all of the Directors complied with this requirement and full details of each Director’s interests in shares of the Company are set out in the Directors’ Remuneration Report on pages 98 to 114.

Shareholder communications
Shareholder communication and engagement are very important to the Company. In its financial and business reporting to shareholders and other interested parties by means of quarterly, half-year and full-year reports, the Board aims to present a balanced and understandable assessment of the Group’s financial position and prospects.

The Company maintains a corporate website (astrazeneca.com) containing a wide range of information of interest to institutional and private investors. The Company considers its website as an important means of communication with shareholders. At the 2007 Annual General Meeting (AGM) of the Company, a resolution was approved to enable the Company to place shareholder communications (such as the Notice of AGM) on the corporate website for those shareholders who wish, or have been defaulted under the provisions of the Companies Act 2006, to access such communications via electronic means.

The Company has frequent discussions with institutional shareholders on a range of issues affecting its performance. These include meetings following the announcement of the annual results with some of the Company’s largest institutional shareholders on an individual basis. The Board considers it important to understand the views of shareholders, and receives reports of the concerns raised with senior management by institutional shareholders at these meetings. In addition, the Company responds to individual ad hoc requests for discussions from institutional shareholders and analysts. The Group’s Investor Relations department acts as a main point of contact for investors throughout the year. The Senior Non-Executive Director is also available to shareholders if they have concerns that contact through the normal channels of Chairman, Chief Executive Officer, Chief Financial Officer and/or the Group Investor Relations department has failed to resolve, or in relation to which such contact is inappropriate.

All shareholders, including private investors, have an opportunity at the AGM to put questions to members of the Board on matters relating to the Company’s operation and performance. Formal notification of the AGM is sent to shareholders at least one month in advance. The Chairmen of the Board’s committees ordinarily attend the AGM to answer questions raised by shareholders. In line with the UK Combined Code, details of proxy voting by shareholders, including votes withheld, are made available on request and are placed on the Company’s website following the AGM.

Returns to shareholders
The Company’s stated distribution policy comprises both a regular cash dividend and a share re-purchase component, which provides a flexible means of returning value to shareholders, while allowing the Company to deliver its business investment programme and manage its capital structure more efficiently over time.

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DIRECTORS’ REPORT
46	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

CORPORATE GOVERNANCE AND MANAGING RISK CONTINUED

The Board’s distribution policy and its overall financial strategy is to strike a balance between the interests of the business, our shareholders and our financial creditors, whilst maintaining a strong investment grade rating. The Board continually reviews its shareholders’ return strategy, and in 2007 re-stated its intention to grow dividends in line with reported earnings before restructuring and synergy costs, with an aim to maintain at least two times dividend cover.

The Board expects to undertake share re-purchases in the region of $1 billion in 2008, subject to business needs.

Pursuant to the shareholders’ resolution passed at the 2007 Annual General Meeting authorising the Company to purchase its own shares, during 2007 the Company purchased 79.9 million of its own Ordinary Shares with a nominal value of $0.25 each for cancellation, at an aggregate cost of $4.2 billion. Also during 2007, 4.7 million shares were issued in respect of employee share plans for a total consideration of $0.2 billion. The net number of shares re-purchased in 2007 was therefore 75.2 million, which represents 4.9% of the Company’s issued share capital at 1 January 2007.

Since the Company began its share re-purchase programmes in 1999, a total of 362.7 million Ordinary Shares have been purchased for cancellation at an aggregate cost of $17.5 billion. This represents approximately 20.4% of the Company’s total issued share capital at the time the re-purchase programme commenced in 1999.

The Company executes the share re-purchase programme through a combination of discretionary purchases and through irrevocable, non-discretionary instructions. The Company continues to maintain robust controls in respect of all aspects of the share re-purchase programme to ensure compliance with English law and the Financial Services Authority’s Listing Rules, Disclosure and Transparency Rules and Prospectus Rules. In particular, the Company’s Disclosure Committee meets to ensure that the Company does not give instructions to purchase its own shares during prohibited periods. At the AGM on 24 April 2008, the Company will seek a renewal of its current permission from shareholders to purchase its own shares.

Political donations
Under the UK’s Political Parties, Elections and Referendums Act 2000 (the 2000 Act), shareholder authority is required for political donations to be made or political expenditure to be incurred by the Company or its subsidiaries in the EU. The Companies Act 2006 introduced new provisions, which came into force on 1 October 2007 allowing a UK-incorporated holding company to pass a composite resolution in respect of all of its subsidiaries. Neither the Company nor its subsidiaries made any donations or incurred any expenditure in 2007 in the EU in respect of which shareholder authority or disclosure in this report is required under the 2000 Act. Neither the Company nor its subsidiaries intend to make any such donations or incur any such expenditure in the EU in the foreseeable future. However, the 2000 Act defines ‘political organisation’ broadly and, for example, interest groups or lobbying organisations concerned with the review of government policy or law reform may be caught by the definition.

To enable the Company to continue to support such organisations without inadvertently breaching the 2000 Act, a resolution will be proposed at the AGM on 24 April 2008 to authorise the Company and its subsidiaries to make (i) donations to political parties, (ii) donations to political organisations other than political parties and (iii) incur political expenditure, up to an aggregate limit of $250,000.

In 2007, AstraZeneca’s US legal entities made contributions amounting in aggregate to $321,645 (2006 $416,675) to state political party committees and to campaign committees of various state candidates affiliated with the major parties in accordance with pre-established guidelines. No corporate donations were made at federal level and all contributions were made only where allowed by US federal and state law. American citizens or individuals holding valid green cards exercised decision-making over the contributions and the funds were not provided or reimbursed by any non-US legal entity. Such contributions do not constitute political donations or political expenditure for the purposes of the 2000 Act and were made without any involvement of persons or entities outside the US.

Takeovers Directive
Following the implementation of Directive 2004/25/EC of the European Parliament and of the Council (the Takeovers Directive) by certain provisions of the Companies Act 2006, the Company is required to make certain additional disclosures.

Where disclosures are required they can be found in other parts of this report as listed below, each of which is incorporated into this Directors’ Report:

>	Structure of the Company’s share capital and rights and obligations attaching to shares (contained in the Corporate Information section starting on page 200).

>	Significant holders of the Company’s shares (contained in the Shareholder Information section starting on page 186).

>	Appointment and replacement of Directors (contained in the Corporate Governance section starting on page 38).

>	Powers of Directors (contained in the Corporate Governance section starting on page 38).

>	Amendments to the Company’s Articles of Association (contained in the Corporate Information section starting on page 200).

There are no significant agreements to which the Company is a party that take effect, alter or terminate on a change of control of the Company following a takeover bid.

Use of financial instruments
Notes 16 and 17 to the Financial Statements (pages 136 to 141) include further information on the Company’s use of financial instruments.

Creditor payment policy
It is not Company policy formally to comply with the Confederation of British Industry’s code of practice on the prompt payment of suppliers. It is, however, Company policy to agree to appropriate payment terms with all suppliers when agreeing to the terms of each transaction, to ensure that those suppliers are made aware of the terms of payment and, subject to their compliance, abide by the terms of payment. The total amount of money owed by AstraZeneca PLC’s subsidiaries to trade creditors at the balance sheet date was equivalent to 81 days’ average purchases. No equivalent disclosure is provided in respect of AstraZeneca PLC, as it has no external creditors.

Annual General Meeting
The Company’s AGM will be held on Thursday 24 April 2008. The meeting place will be in London. A Notice of AGM will be sent to all registered holders of Ordinary Shares and, where requested, to the beneficial holders of shares.

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CORPORATE GOVERNANCE AND MANAGING RISK CONTINUED

External auditor
A resolution will be proposed at the AGM on 24 April 2008 for the re-appointment of KPMG Audit Plc, London as auditor of the Company.

The external auditor has undertaken various pieces of non-audit work for the Company during 2007. More information about this work and the audit and non-audit fees paid by the Company are set out in Note 29 to the Financial Statements on page 175. The external auditor is not engaged by the Company to carry out any non-audit work on which it might, in the future, be required to express an audit opinion. As explained more fully on page 40, the Audit Committee has established pre-approval policies and procedures for audit and non-audit work permitted to be carried out by the external auditor and has carefully monitored the objectivity and independence of the external auditor throughout 2007.

Bureau Veritas
Bureau Veritas HS&E Ltd has provided external assurance on corporate responsibility related information within this Annual Report and Form 20-F Information, and of the detailed content of the ‘Responsibility’ section of AstraZeneca’s corporate website. Bureau Veritas has found the information provided within this report as accurate and reliable. The full assurance statement containing detailed scope, methodology, overall opinion and recommendations can be found on AstraZeneca’s website, astrazeneca.com; web page content assured by Bureau Veritas is marked at the bottom of each page.

Bureau Veritas is an independent professional services company that specialises in Quality, Health, Safety, Social and Environmental Management with a long history in providing independent assurance services, and an annual turnover in 2006 of €1.8 billion.

MANAGING RISK
We continue to integrate risk management across all business functions to ensure that managers understand the importance of identifying risks and how they should be managed. We provide a risk management framework that managers can use to recognise, assess and actively manage the challenges in their areas. Set out opposite is a diagrammatical depiction of the principal risks that we face and, in broad terms, the way in which those risks are managed. Further details are provided in the Risk section on page 193.

RISKS

EXAMPLES OF		EXAMPLES OF		EXAMPLES OF
LEGAL/REGULATORY/		INDUSTRY/ECONOMIC		BUSINESS
COMPLIANCE RISKS		ENVIRONMENT RISKS		EXECUTION RISKS

>	Adverse outcome of litigation	>	Expiration of patents or	>	R&D’s failure to yield
	and/or government		marketing exclusivity.		products that achieve
	investigations and risk of	>	Patent litigation and early loss		commercial success.
	insufficient insurance coverage.		of patents, marketing	>	Unsuccessful strategic
>	Difficulties in obtaining and		exclusivity or trademarks.		business alliances.
	maintaining regulatory	>	Expiration or earlier loss of	>	Reliance on third
	approvals for new products.		patents covering competing		party suppliers.
>	Failure to observe continuing		products.	>	Failure to manage a crisis.
	regulatory oversight.	>	Failure to obtain patent protection.	>	Product launch delay.
				>	IT and outsourcing dependence.
		>	Impact of fluctuations in exchange rates.	>	Productivity initiatives.

		>	Debt-funding arrangements.
		>	Owning and operating a
biologics and vaccines business.
		>	Competition, price controls and price reductions.

		>	Taxation.
		>	Substantial product liability claims.
		>	Performance of new products.
		>	Environmental/occupational
health and safety liabilities.
		>	Developing our business in
emerging markets.
		>	Product counterfeiting.

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DIRECTORS’ REPORT
48	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

CORPORATE GOVERNANCE AND MANAGING RISK CONTINUED

Risks
To eliminate duplication of effort and ensure clear accountabilities, we made a number of refinements to our risk management structure during the year. Building on our increasing focus on integrated risk management, the Risk Advisory Group was dissolved and its responsibilities assumed by our business leadership teams who identify, monitor and manage risks as an integral part of business planning and performance management.

Key risks are included in each function’s or the Senior Executive Team’s (SET) quarterly performance report and the SET will focus in particular on cross-functional risks, agreeing on the most significant risks affecting the organisation and the industry. We review our key risk profiles annually on both a functional and a Group level, and the results of these reviews are considered by both the Audit Committee and the Board. Risk management tools and expertise are deployed, where appropriate, to assist senior managers in identifying, assessing and developing strategies for managing risk in their respective areas of responsibility. There is also a rolling programme of training staff in effective integrated risk management and a network for the sharing and embedding of best practice.

The main areas of risk that we face are discussed in the description of Risk on pages 193 to 199 and the summary of internal controls and management of risk on pages 42 to 43 (Corporate Governance). Examples of our approach to managing certain specific risks are set out below.

>	Our internal programmes and management systems are designed to ensure that we maintain compliance with all applicable environmental, health and safety laws, regulations, licences and permits at each of our operating facilities. We also implement robust programmes that anticipate, and proactively manage, policy and legislative developments relevant to the business.

>	As part of our risk management process in R&D, we have developed priority criteria intended to predict the success of compounds early and so to give those compounds in our programmes the best chance to reach the market. Our focus on quality, speed and volume has resulted in greater outputs from discovery into development. An increased use of biomarker data has made major contributions at the key decision points on whether to progress or reject compounds.
We also use predictive tools to guide chemical synthesis activities and clinical data and genetic information to validate targets. The overall effect should be to give us a stronger portfolio.

>	To manage pressure on price and market access, we continue to focus on developing differentiated products that offer improved treatment options to meet patient needs and bring economic benefit to healthcare systems. When setting the price of a medicine, we aim to reflect its full value to customers, patients and society in general. Our pricing will also take account of the fact that, as a publicly- owned company, we have a duty to ensure that we continue to deliver value for our shareholders. We balance many different factors, including ensuring appropriate patient access, in our global pricing policy, which provides the framework for optimising the profitability of our products in a sustainable way.

>	Our approach to risk management includes the development of robust business continuity plans, and such plans are designed to provide for situations in which specific risks have the potential to have a severe impact on our business. During 2007, our business continuity planning activities continued to build on the work previously done to prepare for the possibility of pandemic flu, aimed at ensuring the development of robust plans to support business continuity for all regions and key business processes. At the same time we took the opportunity to review and further strengthen our crisis management planning and response structures, including plans, escalation processes and crisis communications. This resulted in the production of draft global standards for crisis management and business continuity, which will be rolled out and implemented during 2008, and will support the Group Risk and Control Policy. We will be seeking full compliance with the standards by the end of 2008, including alignment of documentation, training of line managers and the use of crisis simulation activities to test the new procedures.

During 2007, we strengthened our corporate responsibility leadership and governance with the establishment of a new function, Group Public Affairs, which is leading the development of our strategic approach and aligning the tactical delivery. The new group works closely with Global Compliance and with senior business and functional leaders across AstraZeneca to ensure that we have appropriate systems in place for identifying the risks and opportunities associated with our corporate responsibility, together with effective frameworks for managing them, monitoring progress against our objectives and ensuring compliance with all relevant policies and standards.

We also established a cross-functional, cross-territorial Issues Management Council (IMC), which monitors our external environment for new and emerging issues relating to our business that affect or concern our stakeholders. This team then works with the people who are responsible for managing the issues internally to agree appropriate actions, timelines and, where possible, key performance indicators. The Vice-President, Public Affairs chairs the IMC and is also a member of the Global Compliance Committee to ensure that any reputational risk is fully captured at the appropriate level.

These developments during 2007 are intended to strengthen our approach to integrating corporate responsibility into our business management and governance frameworks. In so doing, we eliminated the need for a Global Corporate Responsibility Committee, which was discontinued during the year. Having used this committee as a forum for developing the frameworks we needed for integrating corporate responsibility across the business, we believe its elimination will further enhance line manager ownership and accountability.

Working with suppliers
We believe that effective risk management extends to managing any potential reputational risks associated with our purchasing activities. We therefore aim to work only with those suppliers who embrace standards of corporate responsibility that are similar to our own. This applies across the full range of our purchasing activities, from promotional items to pharmaceutical ingredients, and includes any specialised work for which we use external contractors to complement our in-house effort, such as animal research. We provide guidance for our purchasing community that describes the framework for developing and implementing the functional, regional and site-specific programmes needed to ensure that we effectively and consistently integrate corporate responsibility considerations into our buying practice.

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ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	49

CORPORATE GOVERNANCE AND MANAGING RISK CONTINUED

A rolling implementation
Integrating corporate responsibility (CR) considerations into the many thousands of supplier relationships we have around the world will take time. CR considerations are included in all new contracts and master agreements in the US, the UK and Sweden, our three main business hubs where over 80% of our suppliers are based and we are now extending the geographic reach, focusing initially on suppliers in countries where we have other major marketing, manufacturing or research activities. These include Japan, China, India, Canada, Mexico and Puerto Rico, as well as more countries in Europe.

Monitoring performance
In January 2007, we broadened the scope of our rolling programme of audits that include CR to cover formulation and packing suppliers in addition to chemical intermediate and active pharmaceutical ingredient suppliers. During the year, we audited a total of 33 manufacturing sites at 29 different suppliers, and these audits included SHE, CR, quality and security of supply. The increase on 2006 (17 audits) reflects the extended scope of our programme described above. Major findings relating to occupational health and safety at two of our suppliers have been discussed with, and satisfactorily addressed by, the companies concerned.

We updated our supplier evaluation procedure in 2007 to ensure that our audit activities prioritise those groups with the highest potential to impact our business continuity and our reputation. A major step has been the further strengthening of the social elements of the evaluation, in particular human rights and labour standards. Training will be provided to auditors to support the addition of these strengthened areas to the evaluation procedure during 2008.

The new procedure requires all our high-risk category suppliers be audited at least once every four years. Medium risk suppliers are audited at the start of the business relationship and refresher audits are planned if there are any significant changes at the supplier. Between 2004 and 2007, we have conducted audits of approximately 82% of the total number of suppliers eligible for audit, and plan to audit the remainder during 2008.

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DIRECTORS’ REPORT
50	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

CARDIOVASCULAR (CV) MEDICINES

MARKETED PRODUCTS
Crestor[1] (rosuvastatin calcium) is a member of the class of products known as statins and is used for the treatment of high cholesterol levels and, in the US, to slow the progression of atherosclerosis in patients with high cholesterol as an adjunct to diet.

Seloken/Toprol-XL (metoprolol succinate) is a once daily tablet for 24-hour control of blood pressure and for use in heart failure and angina.

Atacand[2] (candesartan cilexetil) is an angiotensin II antagonist for the first-line treatment of hypertension and symptomatic heart failure.

Tenormin (atenolol) is a cardioselective beta-blocker for hypertension, angina pectoris and other CV disorders.

Zestril[3] (lisinopril dihydrate), an ACE inhibitor, is used for the treatment of a wide range of CV diseases, including hypertension.

Plendil (felodipine) is a calcium antagonist for the treatment of hypertension and angina.

2007 IN BRIEF
>	Crestor sales up 33% to $2.8 billion. Over 12 million patients treated and more than 114 million prescriptions written since launch.

>	New atherosclerosis indication for Crestor approved in the US. EU prescribing information updated with positive atherosclerosis data.

>	Atacand sales up 9% to $1.3 billion.

>	Worldwide (except Japan) collaboration with Bristol-Myers Squibb to develop and commercialise two investigational compounds for the treatment of Type 2 diabetes – saxagliptin and dapagliflozin.

>	Generic versions of Toprol-XL now being marketed in the US at all dosage strengths.

>	Sales of Toprol-XL in the US down 30%.

>	Patent infringement actions filed against seven generic drug manufacturers in the US following abbreviated new drug applications relating to Crestor.

[1]	Licensed from Shionogi & Co., Ltd.
[2]	Licensed from Takeda Chemical Industries Ltd.
[3]	Licensed from Merck & Co., Inc..
PERFORMANCE
								2007 compared to		2006 compared to
			2007			2006	2005		2006		2005

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Crestor	2,796	673	95	2,028	745	15	1,268	33	38	59	60

Seloken/Toprol-XL	1,438	(393)	36	1,795	62	(2)	1,735	(22)	(20)	3	3

Atacand	1,287	99	78	1,110	133	3	974	9	16	14	14

Tenormin	308	(24)	12	320	(24)	(8)	352	(8)	(4)	(7)	(9)

Zestril	295	(30)	18	307	(23)	(2)	332	(10)	(4)	(7)	(8)

Plendil	271	(20)	16	275	(86)	1	360	(7)	(1)	(24)	(24)

Other	291	(14)	22	283	(27)	(1)	311	(5)	2	(9)	(9)

Total	6,686	291	277	6,118	780	6	5,332	5	9	15	15

PIPELINE
Compound	Mechanism	Areas under investigation	Phase			Estimated filing date

NCEs			I	II	III	Europe	US

AZD6140	ADP receptor antagonist	arterial thrombosis				2H 2009	2H 2009

Saxagliptin	dipeptidyl peptidase-4 (DPP-4) inhibitor	diabetes				2H 2009	2Q 2008

Dapagliflozin	sodium-glucose cotransporter-2 (SGLT2) inhibitor	diabetes				2010	2010

Crestor/ABT-335	statin + fibrate fixed combination	dyslipidaemia					2H 2009

AZD0837	thrombin inhibitor	thrombosis				2012	2012

AZD4121	cholesterol absorption inhibitor	dyslipidaemia

AZD2207	CB1 antagonist	diabetes/obesity

AZD1175	CB1 antagonist	diabetes/obesity

AZD1305	anti-arrhythmic	arrhythmias

AZD6370	GLK activator	diabetes

Line extensions

Atacand	angiotensin II antagonist	diabetic retinopathy				1H 2009	1H 2009

Atacand Plus	angiotensin II antagonist/thiazide diuretic	32/12.5 mg, 32/25 mg for hypertension				2Q 2008

Crestor	statin	atherosclerosis				Launched	Launched

Crestor	statin	outcomes end stage renal disease				1H 2009	1H 2009

Crestor	statin	outcomes in subjects with elevated CRP				2010	2010

Saxagliptin/metformin FDC	DPP-4 + biguanide FDC	diabetes

Dapagliflozin/metformin FDC	SGLT2 + biguanide FDC	diabetes

For discontinued projects see page 30.

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DIRECTORS’ REPORT
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CARDIOVASCULAR (CV) MEDICINES CONTINUED

WE ARE A WORLD LEADER IN CV MEDICINES, BACKED BY OVER 40 YEARS’ EXPERIENCE. WE AIM TO BUILD ON OUR STRONG POSITION, FOCUSING ON THE GROWTH AREAS OF DYSLIPIDAEMIA, THROMBOSIS, TYPE 2 DIABETES/OBESITY, ATHEROSCLEROSIS AND ATRIAL FIBRILLATION.

that Crestor users had a similar incidence of CV events to users of other statins at a median duration of therapy of 100 days. However, amongst patients who were on statin therapy for nine months or longer, the incidence of events was significantly lower in Crestor users. These studies have limitations typical of observational research. The large Crestor post-marketing surveillance programme in Japan was successfully completed in April 2007, when it was confirmed that the safety of Crestor for Japanese patients was in line with other statins.

In December 2007, we filed patent infringement actions against seven generic drug manufacturers in response to receiving notices stating that they had filed abbreviated new drug applications (ANDAs) in the US certifying their intent to market generic copies of Crestor before the 2016 expiry of our patent covering the active ingredient in Crestor. We did not file patent infringement actions against two other generic drug manufacturers that similarly filed ANDAs seeking approval to market generic copies of Crestor. Those ANDAs seek approval to market products only after expiration of the patent covering the active ingredient in 2016. Further information about the ANDAs in respect of Crestor is set out in Note 27 to the Financial Statements on page 158. We continue to have full confidence in our intellectual property protecting Crestor and will vigorously defend and enforce it.

Atacand continues to be well accepted and competes in the fastest growing sector by value (angiotensin II antagonists – plain and combinations with diuretic) of the global hypertension market. A 32mg dose is available to support the use of Atacand in hypertension and congestive heart failure. Launches of the 32mg dosage strength outside the US continued during the year, and this strength is now available in most major markets. The clinical programme (DIRECT) investigating the effect of Atacand (up to 32mg dosage) on retinopathy in hypertensive and normotensive diabetic patients continued during 2007.

PIPELINE
Diabetes/obesity
In January 2007, we announced a worldwide (except Japan) collaboration with Bristol-Myers Squibb Company (BMS) to develop and commercialise two investigational compounds discovered by BMS being studied for the treatment of Type 2 diabetes – saxagliptin and dapagliflozin. We will set the development and commercial strategy for the two compounds jointly with BMS.

Saxagliptin is being studied as a once-daily oral anti-diabetic to determine its efficacy and safety profile. Saxagliptin was specifically

PRODUCTS
Crestor has now been approved in 91 countries and launched in 76, including the US, Canada, Japan and the majority of EU countries. Crestor was launched in China in April 2007.

Dyslipidaemia is increasingly recognised as a major health issue. Of those people currently being treated for high cholesterol, only about half reach their cholesterol goal on existing treatments. In multiple clinical studies, Crestor has been shown to be highly effective in lowering low-density lipoprotein cholesterol or ‘bad cholesterol’ (LDL-C), allowing the majority of patients to reach their LDL-C goals with the 10mg usual starting dose. Additionally, Crestor produces an increase in high-density lipoprotein cholesterol or ‘good cholesterol’ (HDL-C), an effect that is observed across the 5, 10, 20 and 40mg doses. At its usual 10mg starting dose, Crestor has been shown to reduce LDL-C by up to 52% and raise HDL-C by up to 14%.

Our extensive, long-term global clinical research programme (GALAXY), which began in 2002, includes studies that investigate the effect of Crestor on CV risk reduction and patient outcomes. The programme involves over 63,000 patients in over 55 countries.

The GALAXY programme was designed to address important unanswered questions in statin research by investigating links between optimal lipid control, atherosclerosis and CV morbidity and mortality. So far, a number of the studies have been completed and we have seen data from three atherosclerosis studies, ORION, ASTEROID and METEOR. The ORION study examined the potential for Crestor to shrink the lipid-rich necrotic core of plaques and so improve their stability, while the ASTEROID study examined the effect of Crestor on coronary atherosclerosis. The METEOR data, reported in March 2007, showed that Crestor significantly slowed progression of atherosclerosis compared with placebo in people with early signs of carotid artery disease and at low risk of coronary heart disease. In November 2007, the US Food and Drug Administration approved Crestor as an adjunct to diet for slowing the progression of atherosclerosis in patients with elevated cholesterol. Crestor is the only statin with a broad atherosclerosis indication in the US (irrespective of disease severity or location and not restricted to patients with coronary heart disease), an important differentiation from other cholesterol-lowering products. In addition, the Crestor prescribing information in Europe was updated in July 2007 to incorporate positive atherosclerosis data from the METEOR study. In January 2008, we announced the launch of a new clinical trial for Crestor, called SATURN, designed to measure the impact of Crestor 40mg and atorvastatin (Lipitor™) 80mg on the progression of atherosclerosis in high-risk patients. The study is expected to enrol more than 1,000 patients across the world and should be completed in 2011.

Data from the CORONA multi-national study in patients with advanced heart failure were presented at the American Heart Association 2007 Scientific Sessions in November 2007. CORONA was a novel study that examined the effect of adding Crestor 10mg to optimised treatment on CV mortality and morbidity and overall survival in elderly patients with advanced heart failure who were not candidates for statin therapy. CORONA showed an 8% reduction in the combined primary endpoint of CV death, myocardial infarction or stroke in patients with heart failure taking Crestor 10mg, which did not reach statistical significance. This reduction was primarily driven by a decrease in atherosclerotic events, such as stroke and myocardial infarctions. In addition, significantly fewer hospitalisations occurred in patients on Crestor compared to placebo, whether due to any cause, cardiovascular causes, or worsening heart failure. Crestor 10mg was well-tolerated, with a safety profile similar to placebo in a very high-risk study population. Further clinical trials of Crestor as part of the GALAXY programme are continuing and are due to report over the next few years.

Data from two pharmacoepidemiological observational studies investigating the incidence of CV events in over 470,000 patients taking statins (including Crestor) in routine clinical practice were presented in October 2007. The results from one study, conducted in The Netherlands, with a median duration of therapy of 11 months suggest that patients taking Crestor had significantly fewer CV events compared to patients taking simvastatin and pravastatin. The results from the other study, conducted in the US, showed

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DIRECTORS’ REPORT
52	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

CARDIOVASCULAR (CV) MEDICINES CONTINUED

designed to be a selective and durable inhibitor of the DPP-4 enzyme, which regulates hormones that control plasma glucose levels. Phase III clinical trials to evaluate the efficacy and safety of saxagliptin are fully recruited. We plan to file a regulatory application for saxagliptin in the US in the second quarter of 2008. Results from a phase III trial were announced at the American Diabetes Association meeting in June 2007 and demonstrated that saxagliptin, when used as an add-on therapy to metformin, improved glycaemic control in adult patients with Type 2 diabetes, compared with the use of metformin alone, during 24 weeks of treatment.

Dapagliflozin is being studied as a once-daily oral anti-diabetic in the class of sodium-glucose contransporter 2 (SGLT2) inhibitors. Dapagliflozin is a selective SGLT2 inhibitor, and has the potential to be first in this novel class of anti-diabetics. It is designed to be used both as monotherapy and in combination with other therapies for Type 2 diabetes.

Phase IIa data presented at the 2007 American Diabetes Association meeting demonstrated that administration of dapagliflozin reduced fasting serum glucose in patients with Type 2 diabetes when administered for 14 days alone or concomitantly with metformin.

In addition to saxagliptin and dapagliflozin, we have compounds in the area of diabetes and obesity in the cannabinoid receptor inhibitor class, as well as glucose kinase activating compounds in early patient testing.

Atherosclerosis/dyslipidaemia
In August 2007, we confirmed that the fixed-dose combination treatment of Abbott’s next generation fenofibrate (ABT-335) and Crestor will progress into phase III development. The single pill would target all three major blood lipids: LDL-C ‘bad cholesterol’, HDL-C ‘good cholesterol’ and triglycerides.

In April 2007, we terminated our licensing and collaboration agreement with AtheroGenics, Inc. for AGI-1067. AGI-1067, an investigational anti-atherosclerotic agent, was studied in the ARISE phase III clinical outcomes trial involving more than 6,000 patients with coronary artery disease, but the trial failed to meet its primary endpoint.

Thrombosis
AZD6140 is the first reversible, oral, adenosine diphosphate (ADP) receptor antagonist. AZD6140 selectively and reversibly binds to the platelet receptor, in contrast to the irreversible binding seen with thienopyridines. The selective and reversible binding of AZD6140 means that platelet function recovers as drug plasma levels decline. AZD6140 is being developed to reduce the risk of thrombotic events in patients diagnosed with acute coronary syndromes (ACS). AZD6140 is currently being studied in the phase III PLATO clinical trial. This is a head-to-head outcomes study to determine if AZD6140 is superior to clopidogrel for reducing the risk of thrombotic events in patients with ACS. It is being conducted in over 40 countries at up to 1,000 investigational centres and will include approximately 18,000 ACS patients.

In anti-coagulation, our principal project is AZD0837, an oral, direct thrombin inhibitor in late phase II testing. An extended release formulation is being developed, giving the possibility to use once-daily dosing without significant peak-trough variability, in other words reduced variability in anti-coagulation effect throughout the dosing interval.

Atrial fibrillation
Our lead compound is AZD1305, an atrial repolarisation-delaying agent, which has progressed into phase I testing in man.

PERFORMANCE 2007
Reported performance
Reported CV sales rose by 9% from $6,118 million in 2006 to $6,686 million in 2007. Continued strong growth from Crestor more than offset the significant declines in Seloken/Toprol-XL.

Underlying performance
Excluding exchange effects, CV sales grew by 5%. Crestor sales increased by 33% to $2,796 million. In the US, Crestor sales for the full year were $1,424 million, a 24% increase over 2006. Total prescriptions in the US statin market increased 8% for the year; Crestor prescriptions were up 22%. Crestor share of total prescriptions in the US was 8.6% in December 2007, marginally down from the 8.7% recorded in December 2006. Sales outside the US for the full year increased 45% to $1,372 million, nearly half the total worldwide sales for the product. Sales were up 26% in Western Europe with good growth in France and Italy. Sales in Canada increased 43%. The launch in Japan continues to progress well, with Crestor achieving an 8.8% volume share in November 2007.

Global sales of Seloken/Toprol-XL fell by 22% to $1,438 million. US sales of the Toprol-XL product range, which includes sales of the authorised generic were down 30% for the full year, as the full range of dosage strengths were subject to generic competition from August 2007. Generic products accounted for 85% of dispensed prescriptions in the fourth quarter and the Toprol-XL product range declined by 69% in that period compared with 2006. Sales of Seloken in other markets were up 5% for the full year as a result of growth in Emerging Markets.

Atacand sales in the US were unchanged for the full year whilst sales in other markets increased 12%.

Continued small declines were seen in Zestril (down 10% to $295 million) and Plendil (down 7% to $271 million), with general global falls compensated by increases in discrete markets.

PERFORMANCE 2006
Reported performance
CV sales were up by 15% on a reported basis, rising from $5,332 million in 2005 to $6,118 million in 2006. The strong performance of Crestor was the principal driver of growth.

Underlying performance
Excluding exchange effects, CV sales grew by 15%. Annual sales for Crestor exceeded $2 billion for the first time in 2006 and, since launch in early 2003, more than 70 million prescriptions have been written. Crestor sales in the US were up 57% to $1,148 million for the year. New prescriptions for statins in the US were up 18%; Crestor new prescriptions were up 58%. Crestor new prescription market share in December 2006 was 9.6% . In other markets Crestor sales increased by 61% on good growth in Europe (up 56%) and in Asia Pacific following launch in Australia and Japan in the second half of 2006.

Sales of Toprol-XL in the US were up 7% for the full year to $1,382 million. Total prescriptions in the US increased by 10% versus 2005. The November 2006 launch of Sandoz’s generic 25mg metoprolol succinate product in the US was followed by an announcement that we had entered into a supply and distribution agreement with Par Pharmaceutical Companies, Inc. to distribute an authorised generic version of the same 25mg dosage strength in the US market. As a consequence, adjustments were taken in respect of pipeline inventory in the marketplace with the effect that sales are now being recognised as prescriptions are written. Sales of Seloken in other markets were down 7% for the full year to $413 million.

Atacand sales in the US were up 12% to $260 million with new prescriptions up 7%. In other markets, Atacand sales were up 14% to $850 million.

Plendil sales were down 24% as a result of generic competition in the US market, where Plendil sales declined by 71% to $24 million.

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DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	53

GASTROINTESTINAL (GI) MEDICINES

MARKETED PRODUCTS
Nexium (esomeprazole) is the first proton pump inhibitor (PPI) for the treatment of acid-related diseases to offer clinical improvements over other PPIs and other treatments.

Losec/Prilosec (omeprazole) was the first PPI, and is used for the short-term and long-term treatment of acid-related diseases.

Entocort (budesonide) is a locally acting corticosteroid for the treatment of inflammatory bowel disease (IBD) with better tolerability than other corticosteroids and greater efficacy than aminosalicylic acid medicines.

2007 IN BRIEF
>	Sales of Nexium down 2% to $5.2 billion.

>	Losec/Prilosec sales of over $1 billion with sales growth in Japan and China. Overall sales down 20%.

>	European Patent Office rulings that the European process patent for Nexium and the European patent for the Multiple Unit Pellet (MUPS) formulations of Losec and Nexium, which expire in 2015, are valid in amended form.

>	Patent litigation continuing in the US against generic manufacturers following abbreviated new drug applications relating to Nexium.
PERFORMANCE
								2007 compared to		2006 compared to
			2007			2006	2005		2006		2005

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	underlying	reported	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Nexium	5,216	(104)	138	5,182	555	(6)	4,633	(2)	1	12	12

Losec/Prilosec	1,143	(277)	49	1,371	(266)	(15)	1,652	(20)	(17)	(16)	(17)

Other	84	2	4	78	8	–	70	3	8	11	11

Total	6,443	(379)	191	6,631	297	(21)	6,355	(6)	(3)	4	4

PIPELINE
Compound	Mechanism	Areas under investigation	Phase			Estimated filing date

NCEs			I	II	III	Europe		US

AZD3355	inhibitor of transient lower oesophageal sphincter relaxations (TLESR)	GERD				2011		2011

AZD2066	metabotropic glutamate receptors subtype 5	GERD

AZD1386	vanilloid receptor 1 antagonist	GERD

Line extensions

Nexium	proton pump inhibitor	peptic ulcer bleeding				2Q 2008		2Q 2008

Nexium sachet formulation	proton pump inhibitor	GERD				Approved	[1]	Launched

Nexium low dose aspirin combination	proton pump inhibitor	low dose aspirin associated peptic ulcer						1H 2009

Nexium	proton pump inhibitor	extra-oesophageal reflux disease				2H 2009	[2]	2H 2009	[2]

[1]	Approved by EU reference member state, mutual recognition procedure ongoing.
[2]	Project Extraesophageal reflux disease (reflux asthma) will be completed but will not result in a regulatory filing.

For discontinued projects see page 30.

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DIRECTORS’ REPORT
54	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

GASTROINTESTINAL (GI) MEDICINES CONTINUED

WE AIM TO DEVELOP OUR LEADING POSITION IN GI TREATMENTS BY FOCUSING ON LIFE CYCLE INITIATIVES FOR NEXIUM TO GAIN FURTHER MARKET PENETRATION BY BROADENING ITS USE, COUPLED WITH INNOVATIVE RESEARCH AND DEVELOPMENT OF NEW THERAPIES FOR GASTRO-OESOPHAGEAL REFLUX DISEASE (GERD).

In December 2006, the European Patent Office (EPO) ruled that one of the European substance patents for Nexium would be rejected following an appeal from the German generic manufacturer, ratiopharm GmbH. The original expiry date for this patent was 2014. Although disappointed with the EPO decision, we continue to have full confidence in the intellectual property portfolio protecting Nexium. This portfolio includes process, formulation, method of use and additional substance patents with expiration dates ranging from 2009 to 2018. In October 2007, the EPO Opposition Division ruled that the European process patent for Nexium is valid in amended form, in response to opposition proceedings commenced by ratiopharm. In January 2008, ratiopharm filed a notice of appeal against this decision. In November 2007, the EPO Opposition Division ruled that a European patent for the multiple unit pellet (MUPS) formulations of Losec and Nexium is valid in amended form, in response to opposition proceedings from generic manufacturers. Both the process patent and the MUPS patent expire in 2015. In addition to these patents, Nexium has data exclusivity valid until 2010 in most major European markets.

In the US, we are continuing to pursue patent litigation against various generic manufacturers who have filed abbreviated new drug applications (ANDAs) and are seeking to market esomeprazole magnesium products before the expiration of certain of our patents relating to Nexium.

During 2007, we received additional notices that ANDAs had been filed by generic drug manufacturers in respect of 20 and 40mg delayed-release esomeprazole magnesium capsules. Details of these ANDA filings and of continuing litigation are set out in Note 27 to the Financial Statements on page 158.

The rejection of our European substance patent relating to Nexium should not have any substantive impact on our ability to uphold and enforce our Nexium patents in the US. We have several US patents covering Nexium, all of which can be differentiated from the rejected European patent. As a result of the expiration of 30-month stays during which the FDA may not approve ANDAs, an ‘at risk’ launch by a generic drug manufacturer of 20 and/or 40mg delayed-release esomeprazole magnesium capsules may occur in the US in 2008.

PRODUCTS
Nexium, for the treatment of acid-related diseases such as gastro-oesophageal reflux disease (GERD), was first launched in Sweden in August 2000 and is now available in approximately 100 markets, including the US, Canada and all EU countries. It has been generally well received by patients and physicians alike and close to 746 million patient treatments were administered by the end of 2007. Nexium has been evaluated in clinical studies involving around 85,000 patients in over 62 countries and offers very effective acid inhibition.

GERD is a common disease that affects patients’ daily lives. In the treatment of reflux oesophagitis, Nexium provides healing in more patients than Losec/Prilosec, lansoprazole or pantoprazole. It is an effective, long-term therapy for patients with GERD, with or without oesophagitis (in the US, the long-term indication is only for patients with GERD with oesophagitis). For the treatment of active peptic ulcer disease, seven-day Nexium triple therapy (in combination with two antibiotics for the eradication of H.pylori) heals most patients without the need for follow-up anti-secretory therapy.

Nexium is approved for the treatment of children aged 12 to 17 years with GERD in both the US and the EU. During 2007, Nexium was also approved for the age group one to 11 years in Canada and Sweden, and an approvable letter for this group was received in the US. Nexium is approved in the US, the EU, Canada and Australia for the treatment of patients with the rare gastric disorder, Zollinger-Ellison syndrome.

Nexium is approved in Europe for the healing and prevention of ulcers associated with non-steroidal anti-inflammatory drug (NSAID) therapy. In the US, Nexium is approved for the reduction in the risk of gastric ulcers associated with continuous NSAID therapy in patients at risk of developing gastric ulcers. Trials are continuing to further evaluate a combination of Nexium and low-dose acetylsalicylic acid (ASA, for example Aspirin™) in patients at risk from low-dose ASA-associated peptic ulcers. These patients need to stay on low-dose ASA for CV protection but also need protection from the risk of developing peptic ulcer (due to the ulcerative properties of ASA).

The parenteral form of Nexium, which is used when oral administration is not applicable for the treatment of GERD and upper GI side effects induced by NSAIDs, is approved in 86 countries including the US and all EU countries. A continuing study of Nexium for the treatment of patients with peptic ulcer bleed will be finalised during 2008.

The US Food and Drug Administration (FDA) made a public announcement in August 2007 about differences in cardiac event rates reported from two small, non-blinded, long-term, clinical studies in patients with GERD, comparing anti-reflux surgery with either omeprazole or Nexium treatment. The announcement was in response to a communication sent to all health authorities by us in May 2007. After further assessment, the FDA issued its final assessment of the two studies in December 2007, which stated that the “FDA continues to believe that long-term use of omeprazole or esomeprazole is not likely to be associated with an increased risk of heart problems and recommends that healthcare providers continue to prescribe and patients continue to use these products in the manner described in the labelling for the two products”.

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DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	55

GASTROINTESTINAL (GI) MEDICINES CONTINUED

We continue to have full confidence in our intellectual property protecting Nexium and will vigorously defend and enforce it.

Patients have benefited from over 889 million treatments with Losec/Prilosec (up to the end of October 2007) since its launch in 1988. Continued sales growth of Losec/Omepral was seen in Japan in 2007. Patent protection for omeprazole, the active ingredient in Losec/Prilosec, has expired (the first patent expiration was in Germany in 1999). We continue to maintain formulation patent property in respect of Losec/Prilosec. Further information about the status of omeprazole patents and patent litigation, including details of generic omeprazole launches, is set out in Note 27 to the Financial Statements on page 158.

Our appeal to the European Court of First Instance regarding the European Commission’s Decision in 2005 to impose fines on us totalling €60 million ($75 million) for alleged infringements of European competition law relating to certain omeprazole intellectual property and regulatory rights is still pending. Further information about this case is set out in Note 27 to the Financial Statements on page 158.

Entocort is increasingly accepted as first-line therapy for mild to moderate, active Crohn’s disease and is approved in 44 countries.

PIPELINE
Our pipeline includes life cycle management initiatives for approved products mentioned above, as well as development compounds. Our focus is on developing novel approaches to treating GERD by inhibition of reflux with or without concomitant treatment of gastro-oesophageal hypersensitivity. During 2007, AZD3355, which inhibits transient lower oesophageal sphincter relaxations, was tested in patients with GERD and showed positive effects in a phase IIa study. The development of AZD3355 in phase II is progressing.

PERFORMANCE 2007
Reported performance
Gastrointestinal sales fell by 3% to $6,443 million in 2007 from $6,631 million in the previous year.

Underlying performance
After excluding the effects of exchange, gastrointestinal sales fell by 6%. Worldwide, Nexium sales fell by 2% to $5,216 million. In the US, Nexium sales for the full year were $3,383 million, down 4%. Estimated volume growth was 2% for the year. Nexium market share in the branded segment of the PPI market increased by 1.5 percentage points in 2007; however, generic omeprazole’s share of the prescription PPI market increased to 27.4% by December 2007, an increase of nearly 7 percentage points since December 2006. Realised prices declined by around 8% for the year. Nexium sales in other markets were up 2% for the full year to $1,833 million, as growth in Emerging Markets more than offset the declines in Western Europe. We expect Nexium sales to be lower in 2008.

For the full year, Losec sales declined by 20% to $1,143 million. Prilosec sales in the US were down 3% to $226 million. Losec sales in other markets were down 24%, although sales increased in Japan and China; sales in these two markets now account for almost 30% of the brand’s performance.

PERFORMANCE 2006
Reported performance
Gastrointestinal sales grew by 4% to $6,631 million, up from $6,355 million in 2005. The performance of Nexium (particularly in the US) more than compensated for the continued decline in Losec/Prilosec sales.

Underlying performance
After excluding the effects of exchange, GI sales grew by 4%.

In the US, Nexium sales increased by 13% to $3,527 million. Dispensed tablet volume for Nexium increased by 17%; all other PPI class brands in aggregate declined by 4%. Nexium volume growth more than offset lower realised prices from contracted sales.

Sales of Nexium in other markets reached $1,655 million for the full year (up 10%) as good volume growth in France and Italy helped mitigate the significant price erosion in Germany. As a result, Europe sales improved by 6% to $1,166 million, whilst Asia Pacific revenues increased by 14% to $195 million, driven by Japan and China.

Losec/Prilosec sales were down 16% to $1,371 million. Prilosec sales were down 12% in the US and Losec sales in other markets were down 17%. Sales in Japan were up 7% at $227 million, whilst sales in China were flat.

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DIRECTORS’ REPORT
56	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

NEUROSCIENCE MEDICINES

MARKETED PRODUCTS[1]
Seroquel (quetiapine fumarate) is an atypical anti-psychotic drug. It is approved for the treatment of schizophrenia, bipolar mania and bipolar depression. Its overall clinical efficacy and tolerability profile helped make it the leading atypical anti-psychotic in the US.

Zomig (zolmitriptan) is for the treatment of migraine with or without aura.

Diprivan (propofol), an intravenous general anaesthetic, is used in the induction and maintenance of anaesthesia, light sedation for diagnostic procedures and for intensive care sedation.

Naropin (ropivacaine), with its safety and mobility profile, is the world’s best-selling, long-acting local anaesthetic, replacing the previous standard treatment of bupivacaine.

Xylocaine (lidocaine) continues to be the world’s most widely used short-acting local anaesthetic after more than 50 years on the market.

2007 IN BRIEF
>	Seroquel sales up 15% to over $4 billion.

>	Seroquel XR major depressivedisorder and generalised anxietydisorder clinical study data presentedfor the first time. US and EU regulatory submissions planned in 2008.

>	Seroquel XR approved in nine countries,including the US, and progressed through the mutual recognitionprocedure in the EU, for acute andmaintenance treatment of schizophrenia.

>	US regulatory submissions for Seroquel XR for the treatment ofbipolar depression and bipolar mania.

>	AZD3480 entered Phase IIb testingin Alzheimer’s disease and cognitive disorders in schizophrenia.

>	Patent infringement actions commenced against two genericdrug manufacturers in the US following abbreviated new drug applications relating to Seroquel.

>	Numerous personal injury actionsin the US and Canada involving Seroquel being defended vigorously.

[1]	In 2006, we sold our range of US branded anaesthetics and analgesic products to Abraxis BioScience, Inc.. These included Xylocaine™, Polocaine™, Naropin™, Nesacaine™, Sensorcaine™, Astramorph™, EMLA Cream™ and Diprivan™.
PERFORMANCE
								2007 compared to		2006 compared to
			2007			2006	2005		2006		2005

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Seroquel	4,027	526	85	3,416	655	-	2,761	15	18	24	24

Zomig	434	18	18	398	47	(1)	352	5	9	13	13

Diprivan	263	(53)	12	304	(62)	(3)	369	(17)	(13)	(17)	(18)

Local anaesthetics	557	(6)	34	529	24	(6)	511	(1)	5	5	4

Other	59	(1)	3	57	(8)	(1)	66	(2)	4	(12)	(14)

Total	5,340	484	152	4,704	656	(11)	4,059	10	14	16	16

PIPELINE
Compound	Mechanism	Areas under investigation	Phase			Estimated filing date

NCEs			I	II	III	Europe	US

PN400	naproxen + esomeprazole	signs and symptoms of OA, RA, and AS				1H 2009	1H 2009

AZD3480	neuronal nicotinic receptor agonist	cognitive disorders in schizophrenia				2011	2011

AZD3480	neuronal nicotinic receptor agonist	Alzheimer’s disease				2011	2011

AZD6765	NMDA receptor antagonist	depression

AZD2327	enkephalinergic receptor modulator	anxiety and depression

AZD5904	inhibitor of myeloperoxidase (MPO)	multiple sclerosis

AZD3241	inhibitor of myeloperoxidase (MPO)	Parkinson’s disease

AZD0328	selective neuronal	Alzheimer’s disease
nicotinic receptor agonist

AZD1940	CB receptor agonist	nociceptive and neuropathic pain

AZD2624	NK receptor antagonist	schizophrenia

AZD1386	vanilloid receptor antagonist	chronic nociceptive pain

AZD2066	metabotropic glutamate receptors	chronic nociceptive pain

AZD7325	GABA receptor subtype partial agonist	anxiety

AZD6280	GABA receptor subtype partial agonist	anxiety

TC-5619 (Targacept)	neuronal nicotinic receptor agonist	cognitive disorders in schizophrenia

Line extensions

Seroquel XR	D2 /5HT2 antagonist	schizophrenia				Approved	Launched

Seroquel	D2 /5HT2 antagonist	bipolar maintenance				2Q 2008	Filed

Seroquel	D2 /5HT2 antagonist	bipolar depression				1Q 2008	Launched

Seroquel XR	D2 /5HT2 antagonist	generalised anxiety disorder				4Q 2008	2Q 2008

Seroquel XR	D2 /5HT2 antagonist	major depressive disorder				3Q 2008	1Q 2008

Seroquel XR	D2 /5HT2 antagonist	bipolar mania				1Q 2008	Filed

Seroquel XR	D2 /5HT2 antagonist	bipolar depression				1Q 2008	Filed

For discontinued projects see page 30.

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DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	57

NEUROSCIENCE MEDICINES CONTINUED

WE AIM TO STRENGTHEN OUR NEUROSCIENCE POSITION THROUGH FURTHER GROWTH OF THE SEROQUEL FRANCHISE, BRINGING NEW VALUE TO PATIENTS AND DOCTORS WITH SEROQUEL XR AND BY THE SUCCESSFUL INTRODUCTION OF A RANGE OF LIFE-CHANGING MEDICINES AIMING TO MEET SIGNIFICANT MEDICAL NEED IN PAIN CONTROL, NEUROLOGY AND PSYCHIATRY.

Seroquel and/or other atypical anti-psychotic medications. Further information can be found in Note 27 to the Financial Statements on page 158.

In April 2007, we filed a patent infringement action in the US District Court for the District of New Jersey, seeking an injunction and other remedies against Sandoz, Inc, following receipt of a notice from Sandoz informing us that it had submitted an abbreviated new drug application (ANDA) to the FDA for approval to market a generic version of Seroquel 25mg quetiapine fumarate tablets. In June 2007, we filed a third patent infringement action against Teva Pharmaceuticals USA Inc. in the US District Court for the District of New Jersey following receipt of a notice from Teva that it had supplemented its ANDA for generic Seroquel tablets a second time, adding 50, 150, and 400mg tablets to the application.

As a result of the expiration of 30-month stays during which the FDA may not approve ANDAs, an ‘at risk’ launch by Teva of 25, 100, 200 and/or 300mg quetiapine fumarate tablets may occur in the US in 2008. We continue to have full confidence in our intellectual property protecting Seroquel and will vigorously defend and enforce it. Details of the litigation against generic drug manufacturers in respect of Seroquel are set out in Note 27 to the Financial Statements on page 158.

Zomig is available in a unique range of formulations, offering physicians a choice of ways to provide rapid relief for migraine patients. Zomig remains the prescription market leader in Europe. Zomig Nasal Spray delivers fast pain relief, offering migraine patients with nausea and vomiting an alternative route of administration and now accounts for 7% of Zomig global sales. Zomig Rapimelt is a melt-in-the-mouth formulation offering patients a convenient, orange-flavoured tablet that can be taken without liquid whenever a migraine attack strikes. Zomig Rapimelt now accounts for more than 37% of Zomig global sales.

Diprivan is the world’s best-selling intravenous general anaesthetic. More than 90% of total Diprivan sales consist of Diprivan EDTA, a microbial-resistant formulation, which is approved in the majority of markets. The EDTA formulation was approved in France in September 2007.

Naropin was approved during the year in the Czech Republic, Mexico, Australia and Finland for extended use in paediatric patients to include neonates and infants aged below one year old.

PRODUCTS
Seroquel is a leading atypical anti-psychotic for the treatment of schizophrenia and bipolar disorder. During their lives, about one person in every 100 will suffer from schizophrenia and about one in 20 will suffer from bipolar disorder. Launched in 1997, we estimate that Seroquel has been prescribed to more than 25 million patients worldwide. Seroquel XR was launched for the treatment of schizophrenia in the US in 2007. It is an extended release formulation that offers patients and doctors a once-daily schizophrenia treatment that can be given at the effective dose range by the second day of treatment. Its clinical development programme and planned regulatory filings extend through bipolar disorder to major depressive disorder (MDD) and generalised anxiety disorder (GAD).

Seroquel remains the most commonly prescribed atypical anti-psychotic in the US, where it is the only anti-psychotic approved as monotherapy treatment for both bipolar depression and bipolar mania. Its benefit/risk profile includes proven efficacy across a range of symptoms in schizophrenia and bipolar disorder as well as a tolerability profile that is differentiated from competitors.

In November 2007, the US Food and Drug Administration (FDA) approved Seroquel XR for the prevention of relapse in schizophrenic patients already benefiting from Seroquel XR treatment. Regulatory submissions for Seroquel XR in the US for the treatment of bipolar mania and bipolar depression were made in December 2007. Data from the studies on which the filings were based will be presented at major scientific congresses in 2008. Regulatory submissions in the EU are planned in these areas in the first quarter of 2008.

Seroquel bipolar maintenance clinical study data were presented for the first time in 2007 at the European Congress of Psychiatry, in Vienna. They showed that patients receiving Seroquel plus baseline treatment (lithium or divalproex) experienced a 72% reduction in the risk of relapse when compared with those receiving baseline treatment alone and this reduction in risk was similar for both manic and depressed events. In July 2007, AstraZeneca submitted a supplementary new drug application to the FDA for a new indication for the use of Seroquel as an adjunct to a mood stabiliser for the maintenance of effect in patients with bipolar disorder, based on data from two similar clinical trials. Pooled data from the bipolar maintenance studies showed a greater incidence of blood glucose increases to hyperglycaemic levels in patients randomised to Seroquel and mood stabiliser than in patients randomised to placebo and mood stabiliser. Appropriate Seroquel labelling revisions have been submitted to regulatory authorities, with implementation subject to local regulatory requirements.

The large Seroquel XR clinical trial programmes for MDD and GAD are planned to enrol more than 7,000 patients in total. They progressed during the year, with completion of the majority of the studies and first presentation of both MDD and GAD data in December 2007 at major international congresses. We expect to make US regulatory submissions in these areas in the first and second quarters of 2008 and EU regulatory submissions in the third and fourth quarters of 2008.

AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, is defending more than 8,100 served or answered lawsuits involving approximately 12,350 plaintiff groups who have filed Seroquel-related product liability claims in the US and Canada. Although the nature of the alleged injuries is not clear from the face of most of the complaints and discovery of the cases is continuing, plaintiffs generally contend that they developed diabetes and/ or other related injuries as a result of taking

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DIRECTORS’ REPORT
58	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

NEUROSCIENCE MEDICINES CONTINUED

PIPELINE
Our product pipeline and life cycle management work is focused on the important areas of pain control, psychiatry, analgesia, neurology and anaesthesia. In 2007, we have significantly strengthened the early development pipeline by progressing 10 additional compounds into clinical testing. Although it was decided in 2006 not to start new discovery work in Parkinson’s disease (PD), multiple sclerosis (MS) and neuroprotection in stroke, current projects in development for PD and MS continue as planned.

Pain control
PN400 is a fixed-dose combination tablet of naproxen and esomeprazole which uses proprietary technology licensed from POZEN Inc. through a partnership established in August 2006. It is being developed for the relief of signs and symptoms of osteoarthritis, rheumatoid arthritis and ankylosing spondylitis in patients at risk for developing non-steroidal anti-inflammatory drug (NSAID)-associated gastric ulcers. At least 50% of the 60 million osteoarthritis patients in the US and the five largest European countries are at risk of developing NSAID-associated ulcers.

A phase III trial programme, which was initiated in the third quarter of 2007, is evaluating the incidence of gastric ulcers in at-risk patients with chronic pain taking PN400 versus the ulcer incidence in those taking naproxen alone. A regulatory submission for PN400 in the US is currently planned for the first half of 2009.

Psychiatry
We progressed four compounds, AZD6765, AZD2624, AZD6280 and AZD7325, into clinical development for the treatment of anxiety, schizophrenia and/or depression. We also entered into a collaboration with the University of Texas Southwestern Medical Center at Dallas, US to accelerate scientific discovery and therapeutic advancement for depression.

Analgesia
We have progressed three compounds, AZD2066, AZD1940 and AZD1386 into phase I clinical development for the treatment of nociceptive (caused by tissue damage) and/or neuropathic (caused by nerve damage) pain.

In October 2007, by mutual agreement with NPS Pharmaceuticals, Inc. we decided to end our collaborative efforts to discover and develop drugs targeting metabotropic glutamate receptors (mGluRs). As part of this agreement, we have acquired certain know-how, intellectual property and technology rights from NPS Pharmaceuticals for our exclusive use.

We have established a partnership with the University of Texas M. D. Anderson Cancer Center to develop platforms and clinical targets for new drugs in chronic pain.

Neurology
We continue to expand our research capabilities in positron emission tomography (PET) through our collaboration with the Karolinska Institute in Sweden, providing early signalling of potential efficacy for our Alzheimer’s compounds. In addition, we have established two Alzheimer’s alliances with key US centres, the Banner Alzheimer’s Institute in Phoenix, Arizona and Washington University in St. Louis. Both approaches are focused on the identification and progression of Alzheimer’s disease. We currently have eight development programmes, of which six are in clinical evaluation, in Alzheimer’s disease, cognitive disorders in schizophrenia (CDS) and specific segments of other neuro-degenerative diseases, multiple sclerosis and Parkinson’s disease.

AZD3480, the neuronal nicotinic receptor agent that we licensed from Targacept, Inc. in 2005, has successfully progressed into phase IIb clinical testing in both Alzheimer’s disease and cognitive disorders in schizophrenia (CDS). We have exercised a right to acquire an option from Targacept to take a licence of TC-5619, which Targacept is developing in CDS.

PERFORMANCE 2007
Reported performance
Sales in the Neuroscience therapy area rose by 14% in 2007, up to $5,340 million from $4,704 million in 2006. Seroquel was the principal driver of performance, recording an 18% increase in sales.

Underlying performance
On a constant exchange rate basis, Neuroscience sales grew by 10%. Annual Seroquel sales exceeded $4 billion for the first time in 2007, with full year sales of $4,027 million, up 15% over last year. In the US, Seroquel sales increased by 15% to $2,863 million. Total prescriptions increased by 10% for the year, more than twice the market rate. Market share of total prescriptions in the US antipsychotic market increased to 31.8% in December 2007, up 1.3 percentage points in the last 12 months, with a third of the increase attributable to Seroquel XR in the five months since launch in August. Seroquel sales in other markets were up 16% for the full year as a result of market share gain in most markets.

Zomig sales for the full year increased by 5% in the US (to $177 million) and 4% in other markets, totalling $434 million.

PERFORMANCE 2006
Reported performance
Neuroscience sales grew by 16% to $4,704 million in 2006 from $4,059 million in 2005 with growth in all geographic areas, driven chiefly by Seroquel.

Underlying performance
After excluding exchange effects of $11 million, underlying growth was 16%.

Seroquel sales reached $3,416 million (up 24%). In the US, Seroquel sales were up 24% to $2,486 million. Total prescriptions increased by 12%, well ahead of the market. The Seroquel share of total prescriptions in the US anti-psychotic market increased to 30.2% in December, up 1.7 percentage points over last year. In other markets, sales were up 23%, on good growth in Europe (up 25% to $619 million) and in Asia Pacific (up 15% to $149 million).

Zomig sales increased by 13% to $398 million. Zomig sales comparisons in the US for the full year as compared with 2005 are affected by the resumption of full responsibility from MedPointe, Inc. for US commercialisation in April 2005. Sales for Zomig in the US were up 39%, although total prescriptions declined by 6%. Sales of Zomig in other markets were unchanged.

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DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	59

ONCOLOGY MEDICINES

MARKETED PRODUCTS
Arimidex (anastrozole) is the world’s leading aromatase inhibitor for the treatment of breast cancer.

Casodex (bicalutamide) is the world’s leading anti-androgen therapy for the treatment of prostate cancer.

Zoladex (goserelin acetate implant), in one- and three-month depots, is the world’s second largest LHRH agonist for the treatment of prostate cancer, breast cancer and certain benign gynaecological disorders.

Iressa (gefitinib) is an epidermal growth factor receptor-tyrosine kinase inhibitor (EGFR-TKI) that acts to block signals for cancer cell growth and survival in non-small cell lung cancer.

Faslodex (fulvestrant) is an injectable oestrogen receptor antagonist for the treatment of breast cancer, with no known agonist effects, that down-regulates the oestrogen receptor.

Nolvadex (tamoxifen citrate) remains a widely prescribed breast cancer treatment outside the US.

Ethyol (amifostine) is used to help prevent certain side effects of specific types of chemotherapy and radiotherapy that are used to treat cancer.

Abraxane® (paclitaxel protein-bound particles for injectable suspension) (albumin-bound), discovered, developed and owned by Abraxis BioScience, Inc., uses a novel technology to deliver paclitaxel for the treatment of breast cancer. We co-promote Abraxane® in the US under an agreement with Abraxis.

2007 IN BRIEF

>	Arimidex sales up 10% to $1.7 billion. It remains the leading hormonal breast cancer therapy in the US, Japan and France.

>	Casodex sales growth continued with total sales of over $1 billion, up 6%.

>	Zoladex sales of over $1 billion, up 4%.

>	ZD4054 progressed into phase III development for hormone-resistant prostate cancer.

>	Phase III trials of Zactima in non-small cell lung cancer (NSCLC) and in medullary thyroid cancer continued.

>	Pivotal trials of Recentin in colorectal cancer (CLC) and NSCLC continued to recruit patients.
PERFORMANCE
								2007 compared to		2006 compared to
			2007			2006	2005		2006		2005

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Arimidex	1,730	151	71	1,508	338	(11)	1,181	10	15	29	28

Casodex	1,335	74	55	1,206	104	(21)	1,123	6	11	9	7

Zoladex	1,104	39	57	1,008	17	(13)	1,004	4	10	1	–

Iressa	238	(1)	2	237	(30)	(6)	273	–	–	(11)	(13)

Faslodex	214	18	10	186	45	1	140	10	15	32	33

Nolvadex	83	(8)	2	89	(22)	(3)	114	(9)	(7)	(19)	(22)

Abraxane®	62	44	–	18	18	–	–	244	244	–	–

Ethyol[1]	43	43	–	–	–	–	–	n/m	n/m	n/m	n/m

Other	10	(1)	1	10	–	–	10	(10)	–	–	–

Total	4,819	359	198	4,262	470	(53)	3,845	8	13	12	11

[1]	Sales of this MedImmune product are consolidated in AstraZeneca accounts from 1 June 2007. As a result, there are no prior period sales included.

PIPELINE
Compound	Mechanism	Areas under investigation	Phase			Estimated filing date

NCEs			I	II	III	Europe	US

Zactima	VEGF/EGF TK inhibitor	NSCLC				4Q 2008	4Q 2008
with RET kinase activity

Recentin[2]	VEGF signalling inhibitor	NSCLC and CRC				2010	2010
(VEGFR-TKI)

Recentin	VEGF signalling inhibitor	recurrent glioblastoma				2010	2010
(VEGFR-TKI)

ZD4054	endothelin A	hormone-resistant				2011	2011
	receptor antagonist	prostate cancer

Zactima	VEGF/EGF TK inhibitor	medullary thyroid cancer				4Q 2008	4Q 2008
with RET kinase activity

AZD6244	MEK inhibitor	solid tumours
(ARRY-142886)

AZD2281	PARP inhibitor	breast cancer

AZD0530	SRC kinase inhibitor	solid tumours and
haematological malignancies

MEDI-561	Hsp 90 inhibitor	solid tumours					2010

AZD1152	aurora kinase inhibitor	solid tumours and
haematological malignancies

AZD4769	EGFR tyrosine kinase	solid tumours
inhibitor

AZD4877	cell cycle agent	solid tumours and
haematological malignancies

AZD8931	erbB kinase inhibitor	solid tumours

AZD7762	CHK1 kinase inhibitor	solid tumours

AZD8330	MEK inhibitor	solid tumours
(ARRY-424704)

CAT-8015	recombinant immunotoxin	haematological malignancies

MEDI-538	CD19 B cells	leukaemia/lymphoma

Line extensions

Faslodex	oestrogen receptor antagonist	first-line advanced breast cancer

Faslodex	oestrogen receptor	adjuvant
antagonist

Iressa	EGFR-TK inhibitor	NSCLC				2Q 2008

[2]	This compound is in phase II/III development.
For discontinued projects see page 30.

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DIRECTORS’ REPORT
60	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

ONCOLOGY MEDICINES CONTINUED

WE AIM TO BUILD ON OUR POSITION AS A WORLD LEADER IN CANCER TREATMENT THROUGH CONTINUED GROWTH OF ARIMIDEX, FURTHER LAUNCHES AND LINE EXTENSIONS OF NEWER PRODUCTS SUCH AS FASLODEX, AND THE SUCCESSFUL INTRODUCTION OF NOVEL THERAPEUTIC APPROACHES CURRENTLY IN DEVELOPMENT, INCLUDING BOTH SMALL MOLECULE AND BIOLOGICAL DRUGS.

PRODUCTS
Arimidex continued its strong sales and prescription growth on the basis of the large-scale ATAC study, which first reported in 2001. Data presented at the San Antonio Breast Cancer Symposium in December 2007 showed that, in post-menopausal patients, Arimidex continues to be more effective than tamoxifen, with the difference increasing over time, even after a five-year treatment course. As initial adjuvant therapy, Arimidex is the only aromatase inhibitor shown to be significantly superior to tamoxifen at preventing all breast cancer events beyond the five-year treatment course. (Breast cancer events are defined as locoregional recurrence, distant recurrence or contra-lateral breast cancer).

In several large markets, Arimidex has already replaced tamoxifen as the preferred primary adjuvant treatment for post-menopausal women with hormone-receptor positive, invasive, early breast cancer. In 2007, Arimidex exceeded three million patient years of clinical experience and remains the leading hormonal therapy for new patients in the US, Japan and France. Arimidex is also approved in Europe for a switch indication for patients who have already received two to three years of tamoxifen.

Faslodex offers an additional hormonal therapy for patients with hormone-sensitive, advanced breast cancer, delaying the need for cytotoxic chemotherapy. Faslodex offers an effective, well-tolerated additional treatment with the compliance and convenience benefits of a once-monthly injection. Faslodex is now launched in more than 50 markets. It is approved for the second-line treatment of hormone-receptor positive, advanced breast cancer in post-menopausal women.

Casodex sales growth continued to be driven by the use of Casodex 50mg in advanced prostate cancer; the growth of Casodex 150mg, which is approved for use in locally advanced prostate cancer in over 60 countries; and the growth of Casodex 80mg, which is only available in Japan, where it is approved for all stages of prostate cancer.

The European Medicines Agency’s Committee for Medicinal Products for Human Use reviewed the safety and efficacy of Casodex 150mg during 2007 and concluded in May that its benefits outweigh its risks for the treatment of locally advanced prostate cancer in patients who are at high risk of their disease getting worse.

Zoladex is used for the treatment of prostate cancer (for which it is approved in 105 countries), breast cancer and gynaecological disorders. In non-metastatic prostate cancer, Zoladex is the only luteinising hormone-releasing hormone (LHRH) agonist shown to improve overall survival both when used in addition to radical prostatectomy and when used in addition to radiotherapy. This was further reinforced with the publication of research in September 2007 in the journal ‘Prostate Cancer and Prostatic Diseases’ highlighting the value of Zoladex in helping prostate cancer patients outlive their disease and calling for Zoladex to be considered as a treatment of curative intent.

In breast cancer, Zoladex is widely approved for use in advanced breast cancer in pre-menopausal women. In a number of countries, Zoladex is also approved for the adjuvant treatment of early stage pre-menopausal breast cancer as an alternative to and/or in addition to chemotherapy. Zoladex offers proven survival benefits for breast cancer patients with a favourable tolerability profile.

Iressa is used for the treatment of advanced non-small cell lung cancer (NSCLC) in patients who have failed chemotherapy. Following disappointing clinical trial data in 2004 from the ISEL study, in 2005 we voluntarily withdrew the European submission for Iressa and the regulatory authorities in the US and Canada restricted its use to those patients already benefiting from the drug.

In the third quarter of 2007, data from the phase III international INTEREST study comparing Iressa with docetaxel were reported. The study met its primary objective, demonstrating equivalent overall survival for Iressa and docetaxel in patients with pre-treated advanced NSCLC. This is the first time that a drug in this class has shown non-inferior survival to chemotherapy in a head-to-head study in this setting. In addition, Iressa demonstrated a more favourable tolerability profile and superior quality of life for patients compared with docetaxel. Based on these data, we are reviewing options for possible regulatory submissions.

Iressa continues to be marketed in the Asia Pacific region for pre-treated advanced NSCLC. It is currently being investigated in the first-line advanced setting in a large, phase III, pan-Asian trial known as the IPASS study. Further phase II trials are continuing to evaluate the potential benefits of Iressa in NSCLC and other EGF receptor-driven tumours.

Ethyol is used to help prevent certain unwanted side effects of specific types of chemotherapies and radiotherapies that are used to treat cancer. Ethyol was initially approved by the US Food and Drug Administration (FDA) in 1995 to reduce cumulative (kidney) toxicity associated with repeated administration of cisplatin to patients with advanced ovarian cancer. In 1999, the FDA approved the use of Ethyol for the reduction of the incidence of moderate-to-severe dry mouth (xerostomia) in patients undergoing post-operative radiation treatment for head and neck cancer, where the radiation port includes a significant portion of the parotid glands. Xerostomia, both acute and chronic, is a debilitating condition in which saliva production is reduced due to damage caused to the salivary glands by therapeutic radiation. We are the sole marketer of Ethyol in the US. Outside the US we have various distribution and marketing arrangements for the drug. Ethyol has been approved for marketing in 63 countries worldwide, including the US.

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DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	61

ONCOLOGY MEDICINES CONTINUED

Abraxane® was approved by the FDA in January 2005. It is indicated for the treatment of breast cancer after failure of combination chemotherapy for metastatic disease or relapse within six months of adjuvant chemotherapy. Our co-promotion of Abraxane® in the US under an agreement with Abraxis BioScience, Inc. commenced in July 2006. The agreement gives us access to the key US chemotherapy market and Abraxane® compliments and extends our US oncology product portfolio.

PIPELINE
Zactima (vandetanib) is a potential new oral anti-cancer therapy, which has a unique profile that fights cancer through two clinically proven mechanisms. It blocks the development of a tumour’s blood supply (anti-VEGFR) and blocks the growth and survival of the tumour itself (anti-EGFR). Zactima also inhibits RET-kinase activity, an important growth driver in certain types of thyroid cancer.

Zactima is being investigated in a number of phase III clinical trials across the world to assess its impact on survival and on the lives of patients with NSCLC and medullary thyroid cancer.

In 2005, promising early data in hereditary medullary thyroid cancer led to orphan drug designation for Zactima by the FDA and the European Medicines Agency, as well as fast-track status for regulatory review by the FDA. Orphan drug designation encourages the development of new products that demonstrate promise for life-threatening or very serious conditions that are rare and affect relatively few people. Fast-track designation potentially facilitates and expedites the process for the review by the FDA of new drugs intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. A randomised phase III study of Zactima versus placebo in medullary thyroid cancer has completed enrolment.

In addition, the anti-cancer activity of Zactima continues to be evaluated in other tumour types, including colorectal, glioma, head and neck, breast and prostate cancers.

Recentin (cediranib) is a highly potent, selective, orally active inhibitor of vascular endothelial cell growth factor (VEGF) receptor signalling in solid tumours. Recentin inhibits all three VEGF receptors irrespective of activating ligand. Following the decision in 2005 to accelerate the development of Recentin, and the subsequent commencement of the pivotal phase II/III NSCLC study that year, the pivotal colorectal cancer (CRC) programme started in 2006. The CRC programme includes a head-to-head study comparing Recentin plus FOLFOX (a combination chemotherapy treatment made up of a number of drugs) with bevacizumab (Avastin™) plus FOLFOX in first-line treatment of CRC. It also includes two other studies in CRC, namely a second-line head-to-head study with bevacizumab and a first-line study involving Recentin with and without standard chemotherapy. Phase II studies of Recentin in gastrointestinal stromal tumours, and renal and breast cancer, are continuing. As well as these programmes, the US National Cancer Institute (NCI) is now recruiting patients for more than 15 studies in a number of different tumour settings. Encouraging data for Recentin from two completed NCI studies to treat renal cancer and glioblastoma were presented in 2007. The data in recurrent glioblastoma were published in the journal ‘Cancer Cell’ in January 2007 and presented at the American Society of Clinical Oncology meeting in June 2007. These data have lead to the commencement of a development programme for Recentin in recurrent glioblastoma.

ZD4054 is a potent and specific endothelin A-receptor antagonist that reduces tumour growth and survival, lessening the potential for invasion and metastasis. ZD4054 entered phase III development in 2007 for patients with hormone-resistant prostate cancer (HRPC), an area of great unmet need with few treatment options.

This move into phase III development is based on promising early data from the EPOC phase II study presented at the European Congress of Clinical Oncology in September 2007. The trial suggests that ZD4054 10mg once-daily has the potential to increase the median overall survival time by approximately seven months in men with asymptomatic or mildly symptomatic metastatic HRPC, with the benefit of a generally well-tolerated side effect profile and the convenience of a once-daily tablet.

The phase III ENTHUSE global trial programme, which consists of three studies, is in the early stage of start-up and began enrolling the first patients in the fourth quarter of 2007. These trials will investigate the efficacy of ZD4054 in metastatic HRPC, both as monotherapy and in combination with docetaxel, and in non-metastatic HRPC.

Our early oncology pipeline includes novel compounds that target signalling pathways believed to be pivotal in cancer cell growth, invasion and survival, with two products in phase II and nine others in phase I development. Phase II data from AZD6244, a potent MEK inhibitor licensed from Array BioPharma, Inc., was reported in December 2007. AZD6244 showed biological activity in lung cancer and melanoma and studies will now focus on its use in combination with standard and other novel therapies, rather than its development as monotherapy. Phase II studies with the poly (ADP-ribose) polymerase (PARP) inhibitor AZD2281 have started and will initially focus on BRCA-mutated breast and ovarian cancer as well as other cancers where DNA repair could be defective.

The dual-specific Src/Abl kinase inhibitor, AZD0530, has shown a dramatic effect on biomarkers of cell motility and bone resorption and is starting phase II studies in a range of malignancies. Among the compounds from the early portfolio continuing in development are AZD4877, a novel inhibitor of cell cycle; AZD7762, a tumour-selective chemo sensitiser; and AZD8931.

MedImmune
MedImmune is developing potential new cancer treatments using biological approaches with highly defined molecular targets for patient populations with unmet medical needs.

In 2007, oncology trials underway included those for IPI-504 (also known as MEDI-561), a drug candidate designed to inhibit heat shock protein 90 (Hsp90). Hsp90 is an emerging cancer target, which is currently being evaluated as a potential treatment for three solid tumour cancers.

Development of MEDI-538, a recombinant single-chain bi-specific T-cell engager (BiTE™) molecule targeting the CD19 antigen is progressing. This candidate drug is the first and only BiTE™ -inspired molecule in clinical trials, and is currently in phase I and phase II clinical development for the treatment of various B-cell malignancies. In 2007, preliminary data was released from a continuing phase I study of MEDI-538 in patients with late-stage non-Hodgkin’s lymphoma.

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DIRECTORS’ REPORT
62	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

ONCOLOGY MEDICINES CONTINUED

MedImmune is continuing the development of CAT-8015 with four phase I dose escalation studies in progress in chronic lymphocytic leukaemia, hairy cell leukaemia, CD22-positive non-Hodgkin’s lymphoma and paediatric acute lymphoblastic leukaemia. CAT-8015 is an immunotoxin that targets CD22, which is expressed on adult cells, B-cell leukaemia and lymphomas.

PERFORMANCE 2007
Reported performance
Oncology sales increased by 13% to reach $4,819 million in 2007, compared with $4,262 million in 2006.

Underlying performance
Excluding the effects of exchange, Oncology sales grew by 8%. Arimidex sales reached $1,730 million, up 10%. In the US, sales of Arimidex rose by 13% to $694 million. Total prescriptions for Arimidex increased nearly 5.3% compared with 1.3% growth in the market for hormonal treatments for breast cancer. Arimidex sales in other markets increased by 8% to $1,036 million. Sales for the full year were up 6% in Western Europe and increased 9% in Japan.

Casodex sales increased by 6% to $1,335 million. Sales in the US for the full year were up 1% to $298 million. Sales in other markets, which account for more than 75% of product sales, were up 8%, on 6% growth in Western Europe and 13% sales growth in Japan.

Iressa sales were unchanged for the full year. Sales in Japan increased 4% for the year; sales in China were up 24%.

Faslodex sales increased 10% to $214 million for the full year, on growth of 3% in the US and 18% sales growth in other markets.

PERFORMANCE 2006
Reported performance
Oncology sales increased by 11% to $4,262 million in 2006 principally due to the continued strong Arimidex performance.

Underlying performance
Excluding the effects of exchange, Oncology sales grew by 12%.

In the US, sales of Arimidex were up 29% to $614 million. Total prescriptions increased by 21%. Arimidex share of total prescriptions for hormonal treatments for breast cancer was 37.5% in December, up 2.7 percentage points during the year. In other markets, Arimidex sales grew by 29% due to an increase in sales in Europe (up 30%) and Asia Pacific (up 27%) on strong volumes.

Casodex sales increased by 9% to $1,206 million. In the US, sales were up 23% to $295 million. Sales in other markets were up 5%, with sales in Japan up 10% to $286 million.

Iressa sales in markets outside the US increased by 10%. Sales in the Asia Pacific region were up 15% to $207 million.

Worldwide sales of Faslodex were up 32% to $186 million, largely due to the 74% increase in Europe. Sales in the US were up 12%.

Zoladex sales exceeded $1 billion for the second year in a row with declines in the US offset by growth elsewhere.

We have recorded alliance revenue of $18 million from our co-promotion arrangements with regard to Abraxane®.

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DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	63

RESPIRATORY AND INFLAMMATION (R&I) MEDICINES

MARKETED PRODUCTS
Symbicort Turbuhaler (budesonide/ formoterol in a dry powder inhaler) is a combination of an inhaled corticosteroid and a fast onset, long-acting bronchodilator for the treatment of asthma and COPD. Symbicort Turbuhaler is also available as Symbicort SMART.

Symbicort pMDI (budesonide/formoterol in a pressurised metered-dose inhaler) for the treatment of asthma.

Pulmicort (budesonide) is a corticosteroid anti-inflammatory inhalation drug that helps prevent symptoms and improves the control of asthma.

Pulmicort Respules (budesonide inhalation suspension) is the first and only nebulised corticosteroid in the US for the treatment of asthma in children as young as 12 months.

Rhinocort (budesonide) is a nasal steroid treatment for allergic rhinitis (hay fever), perennial rhinitis and nasal polyps.

Oxis (formoterol) is a fast onset, long-acting beta-agonist therapy for treating asthma and COPD.

Accolate (zafirlukast) is an oral leukotriene receptor antagonist for the treatment of asthma.

2007 IN BRIEF

>	Symbicort sales of $1.6 billion, up 22%.

>	Symbicort pMDI for long-term maintenance treatment of asthma launched in the US to specialists and primary care physicians.

>	Outside the US, Symbicort SMART now launched in over 40 countries.

>	Pulmicort continued to grow with sales of over $1 billion, up 10%.

>	Acquisition of MedImmune strengthened the R&I portfolio.

>	Acquisition of Verus Pharmaceuticals’ paediatric asthma business in North America.

>	European Patent Office revoked the European combination patent for Symbicort for use in asthma. Other patent property and data exclusivity for Symbicort not affected by the decision.
PERFORMANCE
								2007 compared to		2006 compared to
			2007			2006	2005		2006		2005

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Symbicort	1,575	265	126	1,184	182	(4)	1,006	22	33	18	18

Pulmicort	1,454	128	34	1,292	132	(2)	1,162	10	13	11	11

Rhinocort	354	(16)	10	360	(27)	–	387	(4)	(2)	(7)	(7)

Oxis	86	(9)	7	88	(3)	–	91	(10)	(2)	(3)	(3)

Accolate	76	(6)	1	81	9	–	72	(7)	(6)	13	13

Other	166	7	13	146	(9)	–	155	5	14	(6)	(6)

Total	3,711	369	191	3,151	284	(6)	2,873	12	18	10	10

PIPELINE
Compound	Mechanism	Areas under investigation	Phase			Estimated filing date

NCEs			I	II	III	Europe		US

AZD9056	ion channel	rheumatoid arthritis				2012		2012
blocker (P2X7)

AZD1981	prostaglandin receptor	asthma
antagonist

AZD5672	chemokine antagonist	rheumatoid arthritis				2012		2012
(CCR5)

MEDI-528	anti-IL-9 antibody	asthma

AZD4818	CCR1 antagonist	COPD

CAT-354	anti-IL-13 antibody	asthma

AZD5904	MPO inhibitor	COPD

AZD1744	dual CCR3/H1	COPD
receptor antagonist

AZD1236	matrix metalloproteinase	COPD
inhibition

AZD9668	neutrophil elastase	COPD
inhibitor

MEDI-563	anti-IL-5R antibody	asthma

MEDI-545	anti-IFNa antibody	SLE, myositis

Pneumococcal	pneumococcal vaccine	streptococcus pneumoniae
vaccine[1]

AZD3199	iLABA	asthma/COPD

CAM-3001	anti-GM-CSFR antibody	rheumatoid arthritis

Line extensions

Symbicort pMDI	inhaled steroid/	asthma				Filed	[2]	Launched	[3]
fast onset, long-acting
ß2 agonist

Symbicort pMDI	inhaled steroid/	COPD				Filed	[2]	2Q 2008
fast onset, long-acting
ß2 agonist

[1]	Partnered product.
[2]	To be supplemented in 2008 with data supporting two additional strengths.
[3]	US approval based on 12 years and above.
For discontinued projects see page 30.

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DIRECTORS’ REPORT
64	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

RESPIRATORY AND INFLAMMATION (R&I) MEDICINES CONTINUED

WE AIM TO BUILD ON OUR STRONG POSITION IN ASTHMA TREATMENT THROUGH THE GROWTH OF KEY PRODUCTS, PARTICULARLY SYMBICORT, NEW INDICATIONS AND MARKET LAUNCHES AND THE SUCCESSFUL INTRODUCTION OF NOVEL APPROACHES TO OTHER AREAS OF INFLAMMATORY DISEASE SUCH AS SEVERE CHRONIC OBSTRUCTIVE PULMONARY DISEASE (COPD) AND RHEUMATOLOGY.

dosing properties (especially dose uniformity) and to introduce an enhanced dose indicator. The enhanced version was launched as Pulmicort Flexhaler in April 2007. European approvals for the more environmentally friendly HFA-based Pulmicort pMDI were extended in 2007 to cover additional countries, including Spain. Pulmicort Respules is the first and only nebulised corticosteroid in the US for children as young as 12 months. Sales have grown strongly as a result of high medical need in the age group combined with the product’s beneficial profile, which together have strengthened the product’s position as the inhaled corticosteroid of choice for the treatment of children under five with asthma.

Information about our continuing patent infringement action against IVAX in the US, which began in October 2005, in relation to IVAX’s abbreviated new drug application (ANDA) for a budesonide inhalation suspension is set out in Note 27 to the Financial Statements on page 158.

Oxis is a formoterol beta-agonist therapy with a fast onset and long-acting clinical effect for the relief of asthma symptoms. Oxis is added to the treatment regime when corticosteroid treatment alone is not adequate. Oxis is also indicated for symptom relief in COPD.

Rhinocort is a treatment for allergic rhinitis (hay fever). It combines powerful efficacy with rapid onset of action and minimal side effects and is available as a once-daily treatment in the Rhinocort Aqua (nasal spray) and the Turbuhaler dry powder inhaler forms.

In September 2007, we received a letter from Apotex Inc. stating that Apotex had submitted an ANDA for a budesonide nasal spray (32 mcg spray) and that it intended to engage in the commercial manufacture, use and sale of a generic version of Rhinocort Aqua budesonide nasal spray before the expiration of our US FDA Orange Book patents covering Rhinocort Aqua. After investigating the allegations in Apotex’s letter, we decided not to file a patent infringement suit against Apotex. We will not maintain or enforce the patents referred to in the letter and have requested their de-listing from the US FDA Orange Book.

PIPELINE
Our pipeline includes life cycle management initiatives for the approved products mentioned above, as well as development compounds across the whole discovery and development spectrum. We focus on developing new therapies for currently unmet medical needs in COPD, asthma and rheumatology.

PRODUCTS

Symbicort Turbuhaler provides rapid, effective control of asthma and effective reduction of exacerbations, improving symptoms and providing a clinically important improvement in the health of patients with severe COPD.

Symbicort pMDI, approved for the long-term maintenance treatment of asthma in patients 12 years of age and older, was launched in the US in June 2007 to specialists and in July 2007 to primary care physicians. There has been a good uptake of Symbicort in the US, most notably with specialist asthma physicians. Further information about the progress of Symbicort since its launch in the US is set out on page 69 (Geographical Review).

In October 2007, the US Food and Drug Administration (FDA) approved the actuation counter for the pMDI and plans are in place for launch in the US in the second half of 2008. The paediatric and COPD trials for Symbicort pMDI are on track to support the US supplementary new drug applications planned in the second quarter of 2008.

Outside the US, Symbicort for the treatment of asthma is marketed in the Turbuhaler dry powder inhaler and is approved in over 100 countries and launched in more than 70. Symbicort Turbuhaler is also approved in many countries for use in patients with severe COPD, where trial data in two pivotal studies have shown that it reduces exacerbation rates compared to a long-acting bronchodilator alone, and rapidly improves symptoms compared to its mono-components and placebo, providing clinically important improvement in health status.

Following its approval in October 2006, Symbicort SMART, a new approach to managing adult asthma, has been launched in over 40 countries. This treatment concept represents a change from current medical practice. Symbicort contains formoterol, a bronchodilator which is both rapid-acting and long-lasting, coupled with the corticosteroid budesonide, to provide an important anti-inflammatory effect. This approach provides increased asthma control and simplifies asthma management because patients only need one inhaler for both maintenance and relief of asthma symptoms. The Symbicort SMART approach is also a cost-effective treatment option for many healthcare payers. At the end of 2006, Symbicort SMART was endorsed by the Global Initiative for Asthma.

The COMPASS and AHEAD studies, the results of which were published in 2007 and involved over 3,000 and 2,000 patients respectively, along with the COMPASS health economic analysis paper, confirmed that the Symbicort SMART treatment concept is more clinically effective, and more cost-effective compared with the best treatment approach provided by salmeterol/fluticasone (Seretide™) at any dose plus ‘as needed’ short-acting reliever therapy.

In October 2007, following an appeal by a group of generic manufacturers, the European Patent Office (EPO) Technical Board of Appeal revoked the European combination patent for Symbicort for use in asthma. The EPO decision is not expected to have an immediate impact in the EU or any impact on the US and Japanese patents. Symbicort has data exclusivity until at least August 2010 in most major European markets, which means that generics are unlikely to enter the market until some time after this date. In addition, the Turbuhaler device, preferred by many prescribers and patients, has multi-component patent protection until 2019. In the EU, Symbicort Turbuhaler is also protected by two COPD use patents (under appeal and opposition, respectively), which expire in 2018 and an ‘as needed’ (Symbicort SMART) use patent, which expires in 2019.

Pulmicort remains one of the world’s leading asthma medicines and is available in several forms, including the Turbuhaler dry powder inhaler, a pressurised metered dose inhaler and Pulmicort Respules suspension for the treatment of children and infants 12 months and older. In the US, the Pulmicort Turbuhaler has been technically modified to improve

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DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	65

RESPIRATORY AND INFLAMMATION (R&I) MEDICINES CONTINUED

The development of Symbicort pMDI for COPD and paediatric asthma in the US is on track, with regulatory submissions for both indications scheduled for the second quarter of 2008. Our existing regulatory filings for Symbicort pMDI in the EU for asthma and COPD are scheduled to be supplemented with data supporting two additional strengths in the second half of 2008.

A regulatory submission in Japan for Symbicort for the treatment of asthma in adults and adolescents (from 16 years and above) was filed in May 2007.

Our three-year partnership with Dynavax Technologies Corporation, which began in 2006, continues to pursue opportunities in the field of toll-like receptor 9 (TLR 9) for use in asthma and COPD. Dynavax has unique competence in generating immunostimulatory DNA sequences that activate TLR 9. The alliance should enable us to expand our portfolio of small molecule and biological drugs to treat asthma and COPD.

In February 2007, we announced a major discovery alliance with Argenta Discovery Limited aimed at identifying improved bronchodilators to treat COPD. A team of scientists from each company will collaborate in order to identify long-acting muscarinic antagonist (LAMA) and dual-acting muscarinic antagonist-ß2 agonist (MABA) candidate drugs.

In May 2007, we agreed to acquire the paediatric asthma business of Verus Pharmaceuticals, Inc., which includes the North American rights to CyDex Captisol™ enabled budesonide solution and a proprietary albuterol formulation. This deal also includes the North American rights to the agreement Verus Pharmaceuticals has with PARI, the German medical device company that makes eFlow™, a novel nebuliser. The transaction will potentially allow us to provide patients and carers with new products that may be administered with a smaller, more portable nebuliser that could administer the medicine in less time than the current therapy, thereby improving treatment adherence in paediatric asthma patients.

In July 2007, we established an R&D collaboration with Silence Therapeutics plc, primarily in the respiratory field. The three-year collaboration is intended to discover and develop proprietary siRNA molecules against up to five specific targets provided by AstraZeneca. Silence Therapeutics and AstraZeneca will jointly collaborate in the early phase of identification and optimisation of novel siRNA molecules. We will retain full responsibility for clinical development and commercialisation.

Our early R&I small molecule pipeline includes novel compounds that target high unmet medical needs with a focus on COPD, but also asthma and musculoskeletal diseases. Compounds are in development for both oral administration and inhalation.

MedImmune
Multiple programmes are being pursued by MedImmune to develop targeted treatments for a variety of R&I diseases. An important area of focus is the potential control of asthma symptoms. MedImmune programmes targeting asthma include a phase II trial studying CAT-354, a fully human monoclonal antibody (MAb) targeting interleukin-13 (IL-13) in patients with severe asthma, continuing trials studying MAbs targeting the interleukin-5 receptor (IL-5R) (MEDI-563) and interleukin-9 (IL-9) (MEDI-528), in phase I and II respectively; and an early-stage clinical trial being led by researchers at Yale University studying the role of a chitinase-like protein (YKL-40) as a potential new biomarker for determining asthma severity, and its role in the pathobiology of the disease.

MedImmune is also carrying out a phase I study assessing the safety and efficacy of an anti-interferon-alpha treatment (MEDI-545), which has shown consistent evidence of clinical activity across multiple measures of disease in patients with mild-to-moderate systemic lupus erythematosus.

The first phase I study of CAM-3001 has been initiated to evaluate the safety and tolerability of single doses in patients with rheumatoid arthritis. CAM-3001 is a MAb targeting the alpha sub-unit of the granulocyte-macrophage colony stimulating factor receptor (GM-CSFR). The phase I study is the first clinical trial in which a MAb targeting GM-CSFR is being investigated in this population. During 2007, MedImmune acquired exclusive development rights to the CAM-3001 programme from CSL Limited.

PERFORMANCE 2007
Reported performance
Continued growth from Symbicort drove the increase in reported sales for Respiratory and Inflammation, which grew by 18% from $3,151 million in 2006 to $3,711 million in 2007.

Underlying performance
On a constant exchange rate basis, sales in Respiratory and Inflammation increased by 12%.

Symbicort sales for the full year were up 22% to $1,575 million. Sales in Western Europe were up 16%, with market share up another point in the last 12 months, aided by the rollout of the Symbicort SMART regime and growth from use in COPD. Good growth for the year was achieved in Canada (up 25%) and in Emerging Markets (up 26%). Sales in the US were $50 million since launch at the end of June 2007. Specialist physicians have rapidly adopted the product; nearly 75% of allergists and more than 60% of pulmonary specialists in our target audience have prescribed Symbicort. Share of new prescriptions for fixed combination products was 5.8% in the week ending 18 January 2008; market share of patients newly starting combination therapy is over 11.5% .

Pulmicort sales increased by 10% to $1,454 million. US sales increased 15% for the full year to $964 million. Pulmicort Respules sales in the US were up by more than 20% for the full year, on estimated volume growth of 15%. Of the approximately six million children under the age of eight who are treated for asthma, more than one million benefit from treatment with Pulmicort Respules. Sales in other markets were unchanged for the year.

Rhinocort sales fell by 4% to $354 million, with a 9% decline in the US being compensated by small gains elsewhere.

PERFORMANCE 2006
Reported performance
Sales in the R&I therapeutic area grew by 10% from $2,873 million in 2005 to $3,151 million in 2006. Pulmicort and Symbicort were the major contributors to this growth.

Underlying performance
On a constant exchange rate basis, sales in R&I increased by 10%.

Sales of Symbicort increased by 18% to $1,184 million on continued market growth and share gains in Europe, where sales were $1,018 million. Sales in other markets reached $166 million.

Worldwide sales of Pulmicort were up 11% to $1,292 million. Once again, the primary driver for growth was Pulmicort Respules in the US, where sales were up 24%. Volume growth in the US was approximately 10%, with price changes, managed care rebate adjustments and inventory movements also contributing to the sales growth. Pulmicort sales in the rest of the world were $457 million.

Rhinocort sales were down 7% to $360 million, chiefly on sales of Rhinocort Aqua in the US market (down 9%).

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DIRECTORS’ REPORT
66	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

INFECTION MEDICINES

MARKETED PRODUCTS
Synagis (palivizumab) is a humanised monoclonal antibody (MAb) for the prevention of serious lower respiratory tract disease caused by respiratory syncytial virus (RSV) in paediatric patients at high risk of acquiring RSV disease (pneumonia and bronchiolitis).

Merrem/Meronem[1] (meropenem) is an intravenous carbapenem anti-bacterial for the treatment of serious, hospital-acquired infections.

FluMist (influenza virus vaccine live, intranasal) is a live, attenuated vaccine for the prevention of disease caused by influenza A and B viruses in healthy children and adolescents, two to 17 years of age, and healthy adults, 18 to 49 years of age.

2007 IN BRIEF
>	Merrem sales of $773 million, up 20%.

>	Steady underlying growth for Merrem in the US (32%) and in Western Europe (20%).

>	Since the acquisition of MedImmune in June, Synagis sales of $618 million and FluMist sales of $53 million.

>	Acquistion of Arrow Therapeutics has added anti-viral capability.

>	Acquistion of MedImmune has added infection-focused monoclonal antibody and vaccine technology.

>	Work dedicated to finding a new treatment for tuberculosis continues at our R&D facility in Bangalore, India.

[1]	Licensed from Dainippon Sumitomo Pharma Co., Ltd.

PERFORMANCE
								2007 compared to		2006 compared to
			2007			2006	2005		2006		2005

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Merrem/Meronem	773	121	48	604	96	3	505	20	28	19	20

Synagis[2]	618	618	–	–	–	–	–	n/m	n/m	n/m	n/m

FluMist[2]	53	53	–	–	–	–	–	n/m	n/m	n/m	n/m

Other	270	(12)	11	271	(59)	(4)	334	(4)	–	(18)	(19)

Total	1,714	780	59	875	37	(1)	839	89	96	4	4

[2]	Sales of these MedImmune products are consolidated in AstraZeneca accounts from 1 June 2007. As a result, there are no prior period sales included.

PIPELINE
Compound	Mechanism	Areas under investigation	Phase			Estimated filing date

NCEs			I	II	III	Europe	US

Motavizumab (MedImmune)	humanised monoclonal antibody	RSV prevention				1H 2009	Filed

CytoFab™	anti-TNF-alpha polyclonal antibody	severe sepsis

EBV vaccine[3]	Epstein-Barr virus vaccine	post-transplant proliferative disease

AZD2836	5a replicon	hepatitis C

MEDI-524 (motavizumab)	MAb targets F-protein	early and late treatment of disease in infants >1 yr

MEDI-534	RSV/PIV-3 vaccine	intranasal immunisation

MEDI-560	PIV-3 vaccine	intranasal immunisation

H5N1	H5N1 influenza virus vaccine	pandemic influenza vaccine

MEDI-564	F-protein inhibitor	RSV treatment

CMV vaccine	CMV vaccine	cytomegalovirus

MEDI-557	YTE – extended half-life RSV MAb	RSV prophylaxis

Line extensions

FluMist (MedImmune)	live, attenuated, intranasal influenza virus vaccine	influenza				2Q 2008	Launched

[3]	Partnered product.
For discontinued projects see page 30.

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DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	67

INFECTION MEDICINES CONTINUED

WE AIM TO BUILD A LEADING FRANCHISE IN THE TREATMENT OF INFECTIOUS DISEASES BY INCREASING THE SALES OF THE MARKETED BRANDS SYNAGIS, MERREM AND FLUMIST AND BRINGING NEW PRODUCTS TO MARKET BY EXPLOITING OUR STRUCTURAL AND GENOMIC-BASED DISCOVERY TECHNOLOGIES AND OUR ANTIBODY PLATFORMS.	MedImmune
MedImmune’s industry-leading development of products to prevent paediatric respiratory infectious diseases is continuing. Various positive trial data have been presented during 2007 for its next-generation drug candidate, motavizumab (MEDI-524), a MAb targeting RSV disease. Data from a phase III study comparing motavizumab to Synagis were presented in May 2007 at the Pediatric Academic Societies’ meeting in Toronto, Canada. In August 2007, a placebo-controlled phase III study with motavizumab in full-term native American infants was unblinded due to encouraging preliminary efficacy data. MedImmune submitted a biologics license application (BLA) to the FDA for motavizumab early in 2008. MedImmune is also developing a vaccine against RSV, which is in phase I clinical trials.

Dedicated tuberculosis (TB) research
We are committed to making a contribution to improving health in the developing world. Backed by our skills and experience in infection research, we are working to find a new treatment for TB. We have a dedicated scientific resource in Bangalore, India that is focused on finding a new, improved treatment for TB that will act on drug-resistant strains, simplify the treatment regime (current regimes are complex and lengthy, meaning many patients give up before the infection is fully treated) and be compatible with HIV/AIDS therapies (TB and HIV/AIDS form a lethal combination, each speeding the other’s progress). Over 80 scientists in Bangalore work closely with our infection research centre in Boston, US as well as with academic leaders in the field, and they have full access to all AstraZeneca’s platform technologies, such as high throughput screening and compound libraries. Finding a new treatment is a complex process, but we hope to have identified a candidate drug for testing in man within the next three to four years.

PRODUCTS	PIPELINE

Merrem/Meronem (meropenem) is a carbapenem antibiotic which is active against most bacteria which cause hospital-acquired infections such as pneumonia. Merrem is one of the leading products in the carbapenem market and has a growing share of the intravenous antibiotic market because of its ultra-broad spectrum and the continued low incidence of resistance.

Synagis is used for the prevention of serious lower respiratory tract disease caused by respiratory syncytial virus (RSV) in children at high risk of RSV disease. It is the first monoclonal antibody (MAb) approved in the US for an infectious disease and, since its launch in 1998, it has become the standard of care for RSV prevention, having replaced MedImmune’s first anti-RSV product, RespiGam, a polyclonal antibody that required a four-hour infusion on a monthly basis. A substantial product improvement, Synagis is administered by intra-muscular injection.

FluMist is a live, attenuated nasally delivered vaccine approved for the prevention of disease caused by influenza A and B viruses in healthy children and adults, two to 49 years of age. In January 2007, the US Food and Drug Administration (FDA) approved a refrigerated formulation of the vaccine (previously, only a frozen formulation had been available). In September 2007, the FDA approved the expansion of the label for FluMist to include children two to five years of age, for which the drug had not previously been indicated. The basis for this was a phase III study involving nearly 8,500 children that showed children immunised with FluMist reported 55% fewer cases of influenza compared with children who received the injectable vaccine.

Discovery work at our R&D facility in Boston, US continues to focus on anti-bacterial agents with a novel mechanism of action. The programme is now delivering candidates into the exploratory phase of development.

In January 2007, we announced the acquisition of Arrow Therapeutics Ltd, a biotechnology company focused on the discovery and development of small molecule, anti-viral therapies with a particular focus on hepatitis C. In June 2007, the acquisition of MedImmune, Inc. expanded our infection R&D capability further by providing access to MAb and vaccine technologies. These two transactions have been important strategic steps in strengthening our portfolio of anti-infective treatments and complementing our existing capabilities in anti-bacterials. They also fit with our decision to re-focus our disease area research, with infection now one of our key therapy areas. The acquisitions augment our portfolio with clinical and pre-clinical compounds and programmes. From Arrow Therapeutics, these include a novel anti-hepatitis C virus compound that targets the NS5a protein, AZD2836 (formerly A-831) in phase II.

In line with our announcement in November 2006, the development programme for CytoFab™, our treatment for severe sepsis licensed from Protherics Inc., has been expanded and delayed with the addition of a phase II study programme based on the recently completed new manufacturing methodology. Sepsis is a life-threatening condition resulting from uncontrolled severe infections, which affects an estimated three million people a year worldwide.

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DIRECTORS’ REPORT
68	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

INFECTION MEDICINES CONTINUED	OTHER BUSINESSES

PERFORMANCE 2007
Reported performance
Infection sales grew by 96% to $1,715 million from $875 million in 2006, driven by the inclusion of seven months of Synagis and FluMist sales and Merrem sales increases of 28%.

Underlying performance
After excluding the effects of exchange, infection sales grew by 89%. Underlying growth of 20% from Merrem, with sales of $773 million, and the inclusion of Synagis and FluMist were the principal drivers of this growth. Sales of Synagis totalled $618 million for the period since the acquisition of MedImmune, with $480 million arising in the fourth quarter. Synagis sales are highly seasonal, with the majority of sales recorded in the fourth and first quarters. US sales were $391 million; sales outside the US were $89 million. There are no corresponding sales recorded in the prior year period; on a pro-forma basis Synagis sales are 5% ahead of the fourth quarter last year.

Sales of FluMist were $53 million for the full year, all of which were recorded in the fourth quarter. As with Synagis, there are no corresponding sales in the prior year period; on a pro-forma basis FluMist sales for the 2007/2008 influenza season to date are 56% ahead of the equivalent point in respect of the 2006/2007 season.

Sales of Merrem increased by 20% to $773 million, with strong growth in the US (sales up 32% to $149 million) and Western Europe (sales up 20% to $307 million).

PERFORMANCE 2006
Reported performance
Infection and other sales rose by 4% from $839 million in 2005 to $875 million in 2006, as sales of Merrem grew by 20%.

Underlying performance
Excluding effects of exchange, underlying sales in Infection increased by 4%. Merrem sales grew by 19% to reach $604 million, primarily driven by increased performance in the US and Europe.

APTIUM ONCOLOGY
For more than 20 years, Aptium Oncology has been developing and managing hospital-based outpatient cancer centres in the US. It has developed a unique, comprehensive approach to cancer care that incorporates all outpatient oncology and ancillary services in a single facility for maximum patient comfort and convenience.

Ownership of Aptium Oncology gives us a unique window to the provider sector of the US oncology market and, through Aptium Oncology’s network of over 160 physicians, access to many opinion leaders in the field of oncology who can help shape early phase drug development decisions. It is also involved in clinical trial delivery for a number of our pipeline products and provides scientific advice and staff training for oncology teams.

In 2007, Aptium Oncology continued to perform well in its cancer centre management business with positive profit and cash flow contributions. Focused on growth, Aptium Oncology continued to invest in sales and marketing. The resulting expansion of its consultancy business is creating new opportunities for management relationships in new markets in the US, with growing interest from international sources.

Clinical research is an integral part of care delivery at Aptium Oncology’s affiliated cancer centres and the company has established the Aptium Oncology Research Network, which is conducting a growing number of centrally co-ordinated trials.

ASTRA TECH
Astra Tech is engaged in the research, development, manufacture and marketing of medical devices and implants for use in healthcare, primarily in urology, surgery and odontology. It has a leading position in several countries in Europe and is expanding its operations in key markets, particularly in the US and Japan.

All product lines showed continued good sales growth in 2007. In pursuit of its growth strategy for Astra Tech Dental, the sales and marketing organisation for dental implants was expanded during the year. Strong sales growth was achieved in major European markets, North America and Japan, and Astra Tech increased market shares in all of these major markets.

In October 2007, the American dental company Atlantis Components, Inc. based in Cambridge, Massachusetts, US, was acquired for $71 million. Atlantis specialises in the production of individually adapted abutments for dental implants using a patented CAD/CAM method. CAD/CAM technology is expected to change both production and treatment methods within dentistry in the future. The acquisition of Atlantis provides Astra Tech with a new platform for development within digital dentistry, with the aim of ensuring continued growth for the dental implants product line.

An extension of Astra Tech’s headquarters in Mölndal, Sweden, was completed during the year. This included new laboratories and offices for R&D and quality assurance as well as the Astra Tech Centre for Training and Education, used for advanced international education programmes and congresses. Further investments have been made in R&D, clinical research and new production facilities to strengthen the product portfolio.

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DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	69

GEOGRAPHICAL REVIEW

2007 IN BRIEF
>	The US delivered strong financial performance in 2007 despite a continually challenging market environment. Our brands demonstrated growth and outpaced our competition in nearly all market segments in which we compete.

>	AstraZeneca maintained its market position as the second largest brand name pharmaceutical company in Canada.

>	The rest of the world delivered a strong year, driven by Crestor, Symbicort, Seroquel and Arimidex and high growth in China, Brazil and Mexico.

>	Strong brand performance in Europe continued to offset increasingly effective measures by national governments to contain drug expenditure.

>	In Asia Pacific, our growth was the second highest among the top 10 pharmaceutical companies. In China we continue to rank as the number one multinational pharmaceutical company in the prescription market (HKAPI-Q3 YTD data) and in Australia we climbed to become the second- largest pharmaceutical company.

>	In Japan, AstraZeneca was the second fastest-growing pharmaceutical company amongst the top 15 pharmaceutical companies. This was driven by Casodex, Losec, Arimidex, and strong full-scale launch of Crestor.

>	Sales in the Latin America region increased by 23%, driven by Mexico, Brazil, Venezuela, Central America and the Caribbean.

Statements of competitive position, growth rates and sales
As in the rest of this Annual Report and Form 20-F Information, except as otherwise stated, market information in this Geographic Review regarding the position of our business or products relative to its or their competition is based upon published statistical sales data for the 12 months ended 30 September 2007 obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. For the US, dispensed new or total prescription data are taken from the IMS Health National Prescription Audit for the 12 months ended 31 December 2007. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue to competitors’ and total market sales revenues for that period. Except as otherwise stated, growth rates and sales are given at constant exchange rates.

PERFORMANCE
								2007 compared to		2006 compared to
			2007			2006	2005		2006		2005

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

US	13,366	917	–	12,449	1,678	–	10,771	7	7	16	16

Canada	1,145	54	60	1,031	(11)	66	976	5	11	(1)	6

North America	14,511	971	60	13,480	1,667	66	11,747	7	8	14	15

Western Europe	9,115	282	760	8,073	348	(70)	7,795	3	13	4	4

Japan	1,661	170	(12)	1,503	73	(97)	1,527	11	11	5	(2)

Other Established ROW	715	83	77	555	(3)	(17)	575	15	29	(1)	(3)

Established
ROW	11,491	535	825	10,131	418	(184)	9,897	5	13	4	2

Emerging Europe	1,028	102	95	831	170	(9)	670	12	24	25	24

China	437	91	18	328	50	6	272	28	33	18	21

Emerging
Asia Pacific	749	62	41	646	87	20	539	10	16	16	20

Other Emerging ROW	1,343	223	61	1,059	221	13	825	21	27	27	28

Emerging ROW	3,557	478	215	2,864	528	30	2,306	17	24	23	24

Total Sales	29,559	1,984	1,100	26,475	2,613	(88)	23,950	7	12	11	11

NORTH AMERICA
US
Product performance, clinical trial data, regulatory submissions and product regulation
Notwithstanding the presence of full generic competition to Toprol-XL and the growth in generic omeprazole, sales in the US rose by 7% from $12,449 million in 2006 to $13,366 million in 2007. The combined sales of Nexium, Seroquel, Crestor and Arimidex were $8,364 million in 2007, which represented almost 63% of our total US sales. Symbicort was launched in the year, with sales of $50 million. AstraZeneca is currently the fifth largest pharmaceutical company in the US, with our sales representing a 5% share of US prescription pharmaceutical sales. Sales for Aptium Oncology and Astra Tech rose by 7% and 46% to $402 million and $60 million, respectively.

is not likely to be associated with an increased risk of heart problems and recommended that healthcare providers continue to prescribe and patients continue to use omeprazole or esomeprazole in the manner described in the labelling for the two products.

In 2007, Seroquel further strengthened its leading position as the number one prescribed atypical anti-psychotic on the market, with sales of $2,863 million (up 15%, +15% reported). Seroquel posted total prescription growth of 10% with an increase of 1.5 million prescriptions, nearly twice the rate of market growth for antipsychotics. The robust clinical development programme for Seroquel continues to deliver positive results leading to further differentiation in the market and an enhanced product profile. In May 2007, the FDA granted marketing approval for a sustained-release formulation, Seroquel XR, for the treatment of schizophrenia and this product was successfully introduced to the market in August. In November 2007, the FDA approved Seroquel XR for the maintenance treatment in schizophrenic patients already benefiting from Seroquel XR treatment. In addition to these critical approvals, a supplemental new drug application (sNDA) was submitted to the FDA in July 2007 seeking approval for use of Seroquel as adjunct to mood stabilisers for the maintenance of effect in patients with bipolar disorder and two sNDAs were submitted in December 2007 seeking approval for Seroquel XR in bipolar depression and Seroquel XR in bipolar mania. Submissions are planned for the first half of 2008 supporting indications for Seroquel XR in both major depressive disorder and general anxiety disorder.

Nexium continues to lead the branded proton pump inhibitor (PPI) market for new prescriptions, total prescriptions and total capsules dispensed. Generic omeprazole posted strong growth rates in 2007, capturing most of the market growth and causing price and share erosion across the entire branded PPI market. In the face of generic pressure, Nexium continued to fare better than its branded competitors. In the second half of 2007, Nexium achieved a significant formulary placement with the Department of Defense and enters 2008 with stronger payer coverage than in 2007. In August 2007, the US Food and Drug Administration (FDA) issued an “Early Communication” regarding the results of two small studies. However, in its final assessment, the FDA concluded that Nexium

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DIRECTORS’ REPORT
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GEOGRAPHICAL REVIEW CONTINUED

Crestor continued its volume growth in 2007 despite generic pressure, with sales of $1,424 million. In November 2007, the FDA approved Crestor to slow the progression of atherosclerosis in patients with elevated cholesterol. This new indication is an important differentiator from other products in the cholesterol-lowering market. During 2007, Crestor prescription share continued to grow with cardiologists, whose patient population comprises a high proportion of patients with two or more risk factors, indicating that cardiologists understand and recognise the clinical benefits of Crestor. The entrance of generic simvastatin has had a major impact on the branded statin market, significantly greater than that seen in other therapeutic categories in similar situations in the past. We recognise that that there is a place for generics since they play an important role in health care economics, but we believe generics are not the best choice for all patients. As the market continues to evolve, we believe Crestor will continue to perform well in the changing environment and we remain committed to ensuring that appropriate patients have access to Crestor.

Atacand sales totalled $259 million on an underlying and reported basis.

In 2007, generic versions of the remaining three strengths of Toprol-XL were launched. At the same time as the generic entries, we announced that we had expanded our previously announced supply and distribution agreement with Par Pharmaceutical Companies, Inc.. Par began distribution of an authorised generic version of the 50, 100 and 200mg dosage strengths of metoprolol succinate extended-release tablets in the US. Par had begun distributing a 25mg authorised generic of metoprolol succinate in November 2006. In an appeal to a previously reported patent decision, the Federal Court of Appeals for the Federal Circuit upheld the lower court decision regarding double patenting but reversed the decision relating to unenforceability. We requested reconsideration of this decision, but this was denied.

Arimidex continued to perform well with sales up 13% (+13% reported) to $694 million for the full year. Arimidex continues to be the market leader in total and new prescriptions for hormonal treatments for breast cancer in the US market.

Pulmicort Respules, the only inhaled corticosteroid for the treatment of asthma approved in the US for children as young as 12 months, has experienced strong sales growth of 22% over the previous year. In October 2007, a new 1mg strength was launched to provide physicians with an additional option to control paediatric asthma.

Symbicort pMDI was launched in the US in June 2007 to specialists, and in July 2007 to primary care physicians. For the week ending 18 January 2008, Symbicort achieved an overall new prescription (NRx) share of the inhaled corticosteroid/long-acting beta-agonist market of 5.8% . Among allergists, the NRx share was 12.1% of that market. Aided awareness amongst all targeted physicians is high and a broad base of prescribers is being built with more than 30,000 physicians now having used Symbicort. More than 10% of patients who are new to combination therapy have been prescribed Symbicort.

In October 2007, the FDA approved the actuation counter for the Symbicort pMDI and we plan to launch this in the US in the second half of 2008. The paediatric and COPD trials for Symbicort pMDI are on track to support the sNDA submissions planned in the first half of 2008.

In the US, the passage of the FDA Amendments Act (FDAAA) in September 2007 has a potentially wide-ranging impact on the industry. In addition to re-authorising the Prescription Drug User Fee Act, the Best Pharmaceuticals for Children Act and the Pediatric Research Equity Act, the FDAAA contains a number of provisions that substantially increase the authority and enforcement options of the FDA, including but not limited to expanded authority regarding pharmacovigilance, post-marketing safety surveillance, clinical trial registration and results posting and review of direct-to-consumer advertising.

Medicare Part D prescription drug benefit
The implementation in 2006 of Part D of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 increased the overall volume of pharmaceuticals dispensed in the US in 2006. The increase in prescription volume experienced in 2006 was attributed to the start-up of a new programme. In 2007, the Medicare Part D programme maintained high levels of enrolment and beneficiary satisfaction, and achieved prescription volume growth similar to other mature markets. Through our broad patient access approach to Medicare Part D contracting, our inclusion on Medicare Part D formularies continues to be strong, allowing a large segment of the patient population access to our medicines.

Although Medicare Part D to date has had a limited effect on pricing in the broader US market, it is difficult to predict fully the longer-term effects of this initiative on our business. Pressure on pricing and access is, however, generally increasing in the US, driven, for example, by an increased focus on generic alternatives. Primary drivers of increased generic use are budgetary policies within healthcare systems and providers and changes in pharmaceutical benefit design.

We continue to support My Medicare Matters, the community based outreach and education programme, in partnership with the National Council on Aging (NCOA). In 2007, My Medicare Matters and AstraZeneca received several awards. These included the NCOA Arthur Fleming Award for Public-Private Partnership, given for the first time to a pharmaceutical company, and the Silver Anvil Award, sponsored by the Public Relations Society of America, for a public relations campaign supporting public service partnerships. Activities in 2007 included demonstration grants to nine community-based organisations piloting innovative and effective outreach strategies to low-income-subsidy beneficiaries and enhancements to the award winning MyMedicareMatters.org website, as well as launch of an online community for professionals.

Canada
During 2007, four products contributed combined sales of over $713 million (Crestor $281 million, Nexium $181 million, Seroquel $149 million, and Atacand $102 million), with Crestor, Seroquel and Nexium among the top 20 prescription products in Canada by sales. Total sales for 2007 were $1,145 million, which is up an underlying 5% (+11% reported) from the same period last year.

We maintained our market position as the second largest brand name pharmaceutical company in Canada. Crestor maintained its number two ranking in the statin market and was the fastest-growing product in both new and total prescription segments (39% and 44% growth respectively). Sales growth was supported by the Crestor ‘Healthy Changes Support Program’, which helps patients to understand better and improve the management of their cholesterol and to develop a healthier lifestyle.

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Seroquel remains the leader in new and total prescriptions within the atypical anti-psychotics market. Atacand continues to outperform the anti-hypertensive market, with new prescription growth of over 15%, compared with market growth of only 5%.

Several key regulatory approvals were achieved in Canada in 2007. Seroquel XR was approved for the management of manifestations of schizophrenia. Nexium received several key regulatory approvals including two paediatric indications (ages one to 11 years and 12 to 17 years), an on-demand indication and finally an indication for Zollinger-Ellison syndrome. Symbicort Turbuhaler and Oxeze Turbuhaler received competitive class-labelling updates to incorporate recent long-acting beta-agonist safety information.

REST OF THE WORLD
Sales in the rest of the world performed strongly, up 8% to $15,048 million (+16% reported). Key products (Crestor, Symbicort, Seroquel and Arimidex) delivered strong performance, up 20% against 2006 (+30% reported). Latin America, Middle East and Africa, and Asia Pacific delivered particularly strong sales, up 18% (+24% reported).

Established rest of the world
Sales in the Established rest of the world area grew by 5% (+13% reported), with good growth from Symbicort, Crestor, Seroquel and oncology products (together with the effect of Synagis) offsetting declines in proton pump inhibitors (PPI) products in Western Europe, and growth in Japan from Crestor and oncology products.

Western Europe
We saw modest growth of 3% (+13% reported) overall in Western Europe, which is the balance of strong growth in Spain (+7%, +17% reported) and the UK (+8%, +18% reported), and government initiatives to contain drug expenditures in an increasing number of countries. The inclusion of Synagis sales outside the US in Western Europe benefited underlying growth by 2% (2% reported), as discussed below. We have undertaken a strategic review of the sales and marketing resources required in Europe for the next three years. This review has identified a number of different programmes, which have reduced total headcount by 1,957 positions. The total costs of restructuring is $210 million, with $161 million charged in 2007.

Overall our sales in France ($1,794 million) were maintained at the same level as 2006. We saw good sales growth for our primary care brands Crestor (underlying +41%, +54% reported) and Symbicort (underlying +6%, +16% reported), each of which gained significant market share from competitors.

In Germany, sales of $1,233 million were down 3% (+6% reported), mostly due to the roll-over of last year’s government interventions. Most affected was Nexium (underlying -17%, -9% reported) where price pressure and drive for generic prescription remained high. Symbicort, however, for the first time achieved value market leadership (15% underlying growth, +26% reported) with 42% of the market for fixed combination long-acting beta-stimulants and inhaled corticosteroids. Seroquel continued to grow well with 13% underlying growth (+24% reported) reaching 20% of the market for atypical anti-psychotics.

In the UK, sales were $1,004 million (up 8%, +18% reported), driven by Crestor (underlying +7%, +18% reported), Symbicort (underlying +42%, +55% reported), Seroquel (underlying +12%, +22% reported), and Arimidex (underlying +15%, +25% reported). Many of our other brands also performed well with Merrem (+32%, +46% reported) being of particular note. Competition in the market remained intense but our key brands gained market share in their respective segments. Especially strong were Seroquel and Symbicort achieving gains of two and one percentage points respectively. The UK Government and pharmaceutical industry have entered into ‘terms of reference’ discussions concerning potential changes to the pricing and reimbursement scheme. Negotiations are expected to be completed in 2008.

In Italy, Crestor and Symbicort increased the sales by 16% (+27% reported) and 3% (+13% reported) respectively while speciality care brands also enjoyed healthy rises with Seroquel increasing the sales by 6% (+16% reported) with 19% of the market for atypical anti-psychotics and Arimidex increasing sales by 8% (+18% reported) with 53% of the market for aromatase inhibitors and tamoxifen. However, overall sales declined by 6% (+2% reported) to $1,294 million as a result of reference pricing at the regional level on PPIs and measures to control their prescribing by physicians. Nexium sales fell by 24% (-17% reported) and Losec by 37% (-31% reported).

In Spain, sales of $868 million were driven by Nexium (+46%, +60% reported), Symbicort (+17%, +28% reported) and Seroquel (+21%, +32% reported), whilst Arimidex and Casodex maintained a high share of their respective markets.

A summary of government cost-containment measures in Europe and their impact on our business can be found on page 32.

Synagis sales outside of the US are undertaken on our behalf through a subsidiary of Abbott Laboratories based in The Netherlands. Revenue from this arrangement amounted to $169 million. We estimate that about 40% of the underlying sales arise in Western Europe, about 35% in Japan and over 10% in Canada. Strong growth has been recorded in Latin America in 2007.

Japan
In Japan, our market share ranking has improved from number 13 in 2006 to number 11 in 2007. We were the second fastest-growing pharmaceutical company amongst the top 15 pharmaceutical companies. Strong volume growth from key products offset the biennial government review of drug prices to deliver sales of $1,661 million, representing underlying growth of 11% (11% reported). The key drivers of this were the oncology portfolio, particularly Arimidex (underlying +9%, +9% reported), Casodex (underlying +13%, +12% reported) and Zoladex (underlying +7%, +6% reported), together with Losec/Omepral (underlying +7%, +7% reported) and the successful full-scale launch of Crestor.

There has been a positive move towards the acceptance of non-Japanese Asian data as part of the regulatory approval package for Japanese patients. The Ministry of Health, Labour and Welfare (MHLW) has established a study team, with a remit to propose basic policies for the mutual acceptance of clinical data from Korea, China and Japan within the next two to three years. In addition, MHLW guidance issued in September 2007 facilitates earlier participation by Japan in international clinical studies.

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Other Established rest of the world
Australia
In Australia, in the second quarter of 2007 we moved from third to second in the market in terms of sales, with the launches of Crestor (in December 2006) and Symbicort SMART (in January 2007) driving sales to $638 million for the full year with growth of 17% (+31% reported). On an underlying basis, the four key brands, Arimidex, Seroquel, Atacand and Nexium, grew by 14% (+27% reported).

Emerging rest of the world
Sales in emerging markets increased 17% (+24% reported) for the full year, accounting for nearly 45% of total sales growth outside the US market. Sales in Emerging Europe were up 12% (+24% reported). Sales in China increased 28% (+33% reported).

Emerging Europe
Russia and Turkey are the two major countries in Emerging Europe, which delivered the sales growth of 21% (+31% reported) and 14% (25% reported) respectively. The strong growth of Russia was led by the sales of Merrem, Arimidex and Symbicort, whilst in Turkey growth was driven by Crestor and Nexium.

China
In China, the growth and expansion strategy of the past four years has continued to build our presence and sales (including Hong Kong) exceeded $400 million for the first time in 2007. We are the largest multinational pharmaceutical company in the prescription market in China, as surveyed by the Hong Kong Association of the Pharmaceutical Industry, with a growth rate for prescription sales of 28% (+33% reported). During 2007, our investments in China increased with further growth in the number of medical representatives, the opening of an innovation discovery research centre in Shanghai and the announcement of several external collaborations, including a new clinical pharmacology unit in Peking University and a translational science laboratory in Guangdong Province People’s Hospital.

Emerging Asia Pacific
In the Emerging Asia Pacific region, overall sales were up 10% (+16% reported) to $749 million in 2007.

Strong growth was seen in India, Indonesia, Malaysia, Singapore and Vietnam, where market dynamics continue to be positive.

In the Philippines and Thailand an uncertain market environment slowed our growth.

Latin America
Our business in Latin America enjoyed strong sales performance of $947 million, up 23% (29% reported), mainly driven by Mexico, Brazil, Venezuela, Central America and the Caribbean. As a result, our market share grew to 3% in the prescription market, taking us to the number nine position in the rankings of the prescription market.

This is the result of the investment made to develop our key products in fast-growing markets. Nexium, Seroquel, Crestor and Symbicort all showed strong performance with overall sales of $303 million, which is up 48% versus last year (56% reported). Nexium is our number one prescription product in Latin America with overall sales of $144 million (up 49%, 54% reported). Crestor is now the number four prescription product with overall sales of $84 million (up 40%, 47% reported).

Mexico continued to be our largest market in the region, with sales of $334 million (up 17%, +17% reported). Our share in the prescription market moved up to 4% and we moved up to the number nine position in the rankings.

In Brazil, sales were $330 million with an underlying growth of 19% (+33% reported). The best-selling brand was Zoladex with sales of $47 million, followed by Crestor with sales of $35 million and Nexium with sales of $31 million. Our share in the prescription market in Brazil maintained 3% and we moved up to the number 10 position in the rankings.

Middle East and Africa
Our business in the region continued to grow strongly with 23% underlying growth (26% on a reported basis), driven primarily by strong sales of the key brands Nexium, Symbicort, Crestor and Seroquel. We have continued to make selective investments in infrastructure and people across a number of markets, particularly Algeria and Egypt.

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IN THE GLOBAL COMMUNITY

Wherever AstraZeneca is located worldwide, we aim to make a positive contribution to our local communities through charitable donations, sponsorships and other initiatives that help to make a difference. In particular, we aim to ensure that our community activities focus on bringing benefit in ways that are consistent with our business of improving health and quality of life, and on promoting the value of science among young people.

In 2007, we spent a total of $588 million on community sponsorships and charitable donations worldwide, including $518 million on product donations, valued at average wholesale prices. In 2006, our product donations totalled $443 million, down from $835 million the previous year. This decrease reflected the implementation of Medicare Part D in the US, a change that meant more people now have prescription drug coverage through the federal system. Already a leader in providing patient assistance in the US, AstraZeneca launched a new programme in November 2006 for those enrolled in Medicare Part D, but who still have financial difficulty affording their medicines. We also extended the reach of our US patient assistance programmes by expanding qualifying income levels during 2006. The financial commitment associated with these initiatives is reflected in our 2007 spend.

IN THE DEVELOPING WORLD
As well as the availability of appropriate medicines, access to healthcare depends on having a functional healthcare system, trained healthcare staff and effective supply and distribution mechanisms in place to ensure that medicines are used to their full effect as part of overall healthcare management. In some parts of the developing world, this is a particular challenge.

We believe that sustainable improvement in healthcare in these countries can only be achieved through the commitment of all related stakeholders, including governments, non-governmental organisations (NGOs) and the international community, as well as the private sector. AstraZeneca nevertheless remains committed to making a contribution. The medicines in our range today are not relevant to the treatment of HIV, TB and malaria, the most significant healthcare problems that the developing world is currently facing, but we are applying our skills and resources to helping in other ways. Our approach is two-fold.

We have a dedicated scientific resource in Bangalore, India that focuses on finding a new, improved treatment for TB and further information about this commitment can be found on page 67.

Alongside this ongoing research programme, we partner with NGOs and other organisations working with local communities to strengthen their frameworks for managing healthcare in a sustainable way. In particular, we focus on community-based projects that can be scaled up to improve outcomes for the greatest number of people.

Strengthening healthcare capabilities
TB and HIV form a potentially lethal combination, each speeding the other’s progress and TB is the biggest killer of people living with HIV. Over the last five years, we have supported the British Red Cross in their community-based efforts to combat the growing threat of TB and TB/HIV in Central Asia. Work in Kyrgyzstan and Turkmenistan has focused on improving patient compliance, encouraging early diagnosis, raising awareness of TB, fighting the stigma associated with the disease and building local capabilities in prevention and control. To date, over 6,000 patients have successfully completed their TB treatment and community awareness campaigns and health education sessions in schools and public places have reached over 750,000 people. In Kazakhstan, where TB/HIV co-infection is a rising threat, the local Red Crescent Society is working to establish effective, sustainable and replicable models of community based social support for patients with TB and HIV, and their families. The programme brings together people with a range of skills, such as social workers, psychologists and employment lawyers, who work with volunteers – many of them former patients – to offer a range of support to those on treatment and those who have recently completed treatment. To date, this project has helped to reduce the rate of patients giving up on treatment from 33% in 2006 to 13% in 2007. Overall, with our funding, the work of the Red Crescent Societies in Kyrgyzstan, Turkmenistan and Kazakhstan is contributing to the implementation of national TB programmes that are leading to a stabilisation and reduction in the incidence of TB in these countries. In 2007, to help the British Red Cross to broaden its approach to the co-infection challenge, we further expanded our partnership and are supporting the charity over the next three years in their work to help local communities combat the co-infection threat in South Africa and Lesotho where HIV is the single most important factor determining the increasing incidence of TB.

We also further increased the geographic footprint of our support activity through a new partnership in 2007 with the African Medical and Research Foundation (AMREF) that focuses on helping to strengthen healthcare systems and integrated delivery of TB/HIV/malaria programmes in Uganda, where there is a high burden of all three diseases. During the year, AMREF and AstraZeneca worked together with the Ministry of Health in Uganda to develop a model for managing HIV/AIDS, malaria and TB collectively that will provide a framework for effective and efficient healthcare at both local and national levels. The first programme is now underway. Those initially targeted to benefit are the poor and remote communities in the Luwero and Kiboga districts of central Uganda, particularly women of child-bearing age, people living with HIV/AIDS and children under the age of five.

In the developing world, the incidence of cancer is on the increase. It is predicted that 20 million more people will be diagnosed by 2010, and 70% will live in countries that between them will have fewer than 5% of the resources for cancer control. In 2005 AstraZeneca began a pilot project in Ethiopia, designed to build local capability in managing breast cancer – the second most common cancer among young women in that country. We are partnering with Axios, an organisation experienced in working with the private sector to advance healthcare in developing countries, with a focus on integrating local resources and priorities in chronic disease management and drug delivery.

At the outset of our Ethiopia Breast Cancer Project, the country had only one cancer specialist for the entire population, there was no mammography, no easy access to chemotherapy or hormonal agents, no cancer screening and no national treatment protocols. Our programme has focused on strengthening diagnosis and treatment capabilities at Tikur Anbessa University Hospital in Addis Ababa, where the country’s only cancer specialist was based. In the last three years, with our help, the hospital has become a centre of reference for breast cancer treatment across Ethiopia. Activities have included developing treatment guidelines, strengthening the referral system, setting up an institutional-

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based cancer registry, raising awareness of the facilities amongst healthcare professionals and providing training for other physicians in Ethiopia. AstraZeneca’s breast cancer medicines are also being donated.

The impact of the programme has been much broader than we anticipated for what was originally intended as a small, targeted pilot. By focusing on the creation of treatment protocols and standardised reporting guidelines, by collaborating with the Ministry of Health and other health institutions on the guideline development and national distribution, and by working with the Ethiopian Cancer Association to help strengthen awareness- and fund-raising capabilities, the benefits have been far wider reaching than just the Tikur Anbessa Hospital. We believe that this pilot is delivering a sustainable model that can be successfully replicated in other countries and other disease areas.

We also partner with Voluntary Service Overseas (VSO), an international development charity that works through volunteers to strengthen core capabilities in the developing world. The charity focuses on six strategic goals: education, disability, secure livelihoods, participation/governance, HIV/AIDS and health. Our partnership includes financial support and the engagement of AstraZeneca people in a range of different support activities.

As the VSO’s exclusive Health Champion, we have committed funds and a senior manager secondment to the organisation to help them further develop their strategy and framework for delivering their health goal. We are also providing funding for VSO volunteers to work in underserved communities, helping to build local healthcare capabilities, including essential health programme research. During 2006 and 2007, we funded 17 volunteers working mainly on two-year placements across Indonesia, Cambodia and Sri Lanka.

Alongside this, AstraZeneca is also enabling its own people to volunteer for up to 12-month placements, primarily across Africa and Asia, that draw on the broad range of skills they can offer in human resources, finance, IT and communications, as well as health and medicine. The placements seek to build professional capabilities in the government, non-governmental and community-based organisations that play a key role in establishing and improving important infrastructures in developing countries. For our employees, it provides the opportunity to make a personal contribution whilst developing their skills in leadership, collaboration and project management as part of their career development. To date, we have had one employee working as a Human Resources advisor for a food security NGO in India, another working in a capacity advisory role for a democracy and human rights NGO in Sierra Leone and a third working in Nigeria in an organisational development capacity for a youth charity.

Engaging at an international level
As part of our focus on TB, we actively engage in international efforts to help in the fight against this devastating disease.

In 2007, through our involvement with the Stop TB Partnership for Europe, we participated in ‘All Against Tuberculosis’, a WHO European Ministerial Forum, hosted by the German government. The Forum’s purpose was to accelerate progress towards achieving the global targets for TB control in the WHO European Region and Target 8 of the United Nations’ Millennium Development Goal 6: “to have halted and begun to reverse the incidence of TB by 2015.” Over 300 delegates at the Forum adopted the Berlin Declaration on Tuberculosis, which describes the disease as “an increasing threat to health security in the WHO European Region”. The Declaration calls for urgent action to halt and reverse the high levels of TB, including its multidrug-resistant (MDR) and extensively drug-resistant (XDR) strains. In the Declaration, Member States and international partners, including AstraZeneca, commit themselves to providing more support and resources to control and, eventually, eliminate the disease.

More information about our community activities around the world is available on our website, astrazeneca.com/responsibility.

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ENVIRONMENTAL REVIEW

Our ongoing challenge is to continue to manage our environmental impact as we grow our business. Our global performance objective is to drive continuous improvement in the sustainability of all our activities by, among other things, economising on the use of natural resources and working to eliminate pollution.

CLIMATE CHANGE
In common with most businesses, our potential impact on climate change arises from the greenhouse gas emissions from energy use at our facilities, from other in-house activities and from the various means of transport we use. However, we also face an additional challenge since some of our asthma therapy products use propellant gases that potentially contribute to ozone depletion and global warming.

Asthma is a common, often debilitating illness that can be alleviated by breathing in medication from a small aerosol called a pressurised metered dose inhaler (pMDI), which uses propellant gases to deliver the medicine. When CFCs, the gases used originally in pMDIs, were identified as ozone-depleting gases, we worked to develop alternatives. Our Turbuhaler dry powder inhaler, launched in 1987, does not require a propellant gas, but it is not suitable for all patients. We therefore developed and are introducing alternative propellant gases for our pMDIs, which have no ozone depletion potential and significantly less than half the global warming potential of the CFCs they replace. Although these HFA (hydrofluoroalkanes) propellants still have some impact on climate change, there is an international consensus that there is no safer alternative for patients.

A strong track record
At the formation of AstraZeneca in 1999, we began to take action firstly to reduce the rate of growth and then to stabilise the emissions of CO2 from our facilities. This was achieved by a combination of energy efficiency measures, investment in combined heat and power plants and purchasing energy from low or zero carbon sources. By 2003 the upward trend in emissions from these sources had been arrested and by 2005 emissions had fallen to their 2001 level. By 2007, our absolute greenhouse gas emissions from all sources (including products) had fallen by 67% compared with 1990. (The Kyoto Protocol target is a 5% reduction by 2012).

The growing challenge
The process of developing, manufacturing and distributing innovative medicines to patients is increasingly complex and uses more and more energy, both in our facilities and in travel and transport. Controlling transport-related emissions remains a significant challenge. Although we have invested in electronic communication systems and expanded their use, this has had limited impact on emissions from these sources. We are now investing heavily in advanced driver training to improve both safety and efficiency associated with road travel and we are increasingly using a range of hybrid and alternative fuel vehicles.

Since 2000, the greenhouse gas emissions associated with our products has declined as we are phasing out CFC-based pMDIs and our market share of these products has changed due to patent expiries. During 2006, however, we received approval to market a new asthma treatment, Symbicort, in the US, where over 30 million people suffer from this debilitating disease. Our new therapy provides rapid and effective asthma control in a pMDI containing HFA propellant. The launch during 2007 of this therapy in the US, the world’s largest pharmaceutical market, will inevitably lead to an increase in emissions of HFAs as more and more patients benefit from the new medicine. Despite the potential climate change implications, we believe that the expanded treatment choice and potential benefits that Symbicort pMDI offers asthma sufferers outweigh the potential impact it will have on the environment.

Next steps and future targets
We have identified areas of our business where further improvements can be made to reduce our emissions of global warming gases. These include, amongst other things:

>	Implementation of further energy conservation programmes, particularly related to fume cupboards in laboratories.

>	Implementation of green technology principles in our process design.

>	Further investment in greener energy supply from external power suppliers.

>	Exploring the potential for further investment in low carbon and renewable energy options at our sites.

>	Investment in ‘cleaner’ vehicles.

Our fundamental challenge continues to be reducing our emissions at a pace that equals or exceeds our rate of business growth. We will continue to work hard to manage our impact, and our new climate change target aims to ensure that our absolute emissions in 2010 will be no greater than they were at the start of the decade and 40% less than they were in 1990. Although the greenhouse gas emissions from our business operations will continue to fall, as a result of the launch of Symbicort pMDI in 2007, we will not be able to continue to achieve the reductions of total greenhouse gases (including emissions from products) that we have delivered each year since 2000. We are committed to achieving our 2010 target without compromising our ability to provide new inhalation therapies that bring benefit for patients. Therefore the climate change objectives approved by the AstraZeneca Board in 2005 require very substantial efforts to be made across our business to produce, by 2010, an absolute reduction of 12% in global warming emissions from all sources other than pMDIs, when compared with 2005.

PHARMACEUTICALS IN THE ENVIRONMENT (PIE)
In recent years, improved analytical techniques have resulted in pharmaceutical residues being detected at low concentrations in the aquatic environment. There is general agreement among scientists in academia, industry and government that, although variable, the levels found are too small to pose any significant risk to human beings or to cause immediate or short-term harm to aquatic life. More information is needed to determine if there are any long-term effects and AstraZeneca is actively involved in this research, as described later in this section.

Our approach
The environmental profile of AstraZeneca’s new pharmaceuticals is assessed prior to applying for government approval and, at a minimum, consistent with applicable regulatory regimes. We are committed to conducting our assessments based upon the best available science, which is continuously evolving. For example, the United Kingdom and Sweden have carried out major reviews of the scientific data relevant to the potential impact caused by pharmaceutical residues in the environment. New Environmental Risk Assessment Guidelines have now been introduced in the European Union and are being revised in a number of other regions, particularly in Canada and Japan. We continue to work with the relevant pharmaceutical industry trade associations to provide expert input to the current public consultations.

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In anticipation of these new guidelines, and as an element of our internal PIE-related initiatives, we have reviewed the environmental risk assessments for our existing products and, where appropriate, carried out further studies to replace previous default values with measured data.

We are committed to making this environmental risk data, together with available information on our existing products, publicly available via the Swedish Doctors Prescribing Guide, FASS.se website, using the voluntary disclosure system introduced by the Swedish Association of the Pharmaceutical Industry (LIF). A total of 27 substances with environmental data are now included in this database. The system was developed by LIF and a number of Swedish stakeholders, in conjunction with expert representatives from international pharmaceutical companies, convened and chaired by AstraZeneca. In association with the Association of British Pharmaceutical Industries we are also helping the Environment Agency for England and Wales to evaluate the risks of the existing medicines on their priority action list.

In addition, we have introduced an Environmental Risk Management Plan that will accompany all new medicines through the development process and will enable all relevant environmental data to be available at all key decision points.

Our research
Scientists at our Brixham Environmental Laboratory in the UK are at the forefront of research in this field, working both independently and in collaboration with other companies, leading academics and regulatory bodies to advance PIE-related research. We recently invested a further $24 million in new laboratories at the site to improve the facilities for evaluation of the environmental fate and persistence of pharmaceuticals.

As the research moves forward, the understanding of some of the complexities of this issue improves. There was an initial concern that all pharmaceuticals might have long-term environmental effects that were not predictable, by extrapolation, from short-term studies. However, as evidence accumulates it appears that this may only be an issue for a small number of substances that demonstrate ‘atypical’ effects. For example, AstraZeneca has undertaken a full fish life cycle study on tamoxifen that showed significantly less toxicity than might have been predicted for a hormonally acting compound. It also appears that even some closely related substances with the same mode of action can show very different environmental profiles. This has been observed with the beta-blockers, atenolol and propranolol, for example, where atenolol shows significantly lower toxicity to fish compared with propranolol. Our research has also demonstrated that natural photo-degradation, caused by sunlight, can be a powerful factor in the removal of pharmaceutical residues from the environment. For example, there is evidence that around 70% of propranolol can be destroyed this way. It seems, therefore, that all medicines should be evaluated on a case-by-case basis in these respects, rather than being grouped together as a single class or classes.

To eliminate any potential environmental impact, pharmaceuticals ideally would break down rapidly on contact with water. However, to be effective medicines, they must be stable enough to get to the part of the body where they need to be active, without deteriorating along the way. Our increased focus on biological products (which tend to be metabolised by the body or rapidly degraded in the environment) and targeted therapies with shorter treatment regimes will contribute to fewer residues, but balancing the needs of the patient with the potential environmental impact will continue to be a challenge.

Based upon work conducted to date, we have no scientific basis for believing that our manufacturing discharges pose a significant threat to the environment. However, we will continue to conduct internal evaluations for the purposes of identifying future research needs and guiding internal risk management decisions. In the longer term, we will continue to work to ensure that the development and application of our evaluation techniques remains consistent with the evolving science, and that our manufacturing activities remain protective of human health and the environment. One example of our commitment is the commissioning of a $36 million state-of-the-art biological treatment facility at our Avlon Works in Bristol in the UK as well as improving effluent treatment at other facilities.

More information about commitment to managing our environmental impact, and our performance, is available on our website, astrazeneca.com/responsibility.

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At the same time, we took significant steps to secure and widen the platform from which continued strong performance in the future can be launched. We acquired and began integrating the leading biologics company, MedImmune, adding to our launched product portfolio, increasing our development pipeline and extending our research and development capabilities beyond small molecules to include monoclonal antibodies and vaccines. Secure medium- and long-term debt programmes have been established from which a significant portion of the financing for the acquisition of MedImmune was drawn, whilst short-term cash and borrowing facilities for our immediate commitments to our shareholders and third parties have been put in place. Restructuring initiatives, first introduced in manufacturing at the beginning of the year, have been extended to all areas and include synergy opportunities arising from the acquisition of MedImmune. These initiatives are anticipated to deliver annual benefits of $1,400 million from 2010.

These steps will allow for further increases in investment in research and development to strengthen and realise the pipeline, selective geographical expansion and focused exploitation of our existing products whilst continuing to generate attractive returns for our shareholders.”

SIMON LOWTH
Chief Financial Officer

“In 2007, excluding the costs of the restructuring and synergy programmes, earnings per share grew by 7% to $4.20. The momentum in sales and profit growth established in recent years was maintained despite the introduction of generic competition to Toprol-XL in the US. In addition, our strong cash generation allowed us to return almost $7 billion to our shareholders in dividends and share re-purchases.

The purpose of this section of the Directors’ Report is to provide a balanced and comprehensive analysis, including the key business factors and trends, of the financial performance of the business during 2007, the financial position as at the end of the year and the main business factors and trends which could affect the future financial performance of the business.

MEASURING PERFORMANCE
As described on page 10, we use specific measures when assessing our performance in key areas and include them in our discussion throughout the Directors’ Report.

Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business as reflected in our Financial Statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and as issued by the International Accounting Standards Board.

Some of the financial measures use information derived at constant exchange rates (CER), in particular, growth rates in sales and costs, operating profit and, as a consequence, earnings per share.

>	Underlying growth using constant exchange rates is defined as a non-GAAP measure because, unlike actual growth, it cannot be derived directly from the information in the Financial Statements. This measure removes the effects of currency movements (by retranslating the current year performance at previous year’s exchange rates and adjusting for other exchange effects, including hedging) which allows us to focus on the changes in sales and expenses driven by volume, prices and cost levels relative to the prior period.
>	Sales and cost growth expressed in CER allows management to understand the true local movement in sales and costs, in order to compare recent trends and relative return on investment. CER growth rates can be used to analyse sales in a number of ways but, most often, we consider underlying growth by products and groups of products, and by countries and regions. Underlying sales growth can be further analysed into the impact of sales volumes and selling price. Similarly, CER cost growth helps us to focus on the real local change in costs so that we can manage the cost base effectively.

>	Earnings per share growth in CER demonstrates not only the profitability of the business (based on profit after tax) but also the management of our capital structure (particularly through the share re-purchase programme).

>	In addition, during 2007, we acquired the biologics company MedImmune and instigated a series of major Senior Executive Team-approved restructuring and synergy programmes. Both of these factors have significantly affected our results and make growth rates, both on a reported and underlying basis, and comparison to 2006 more difficult to analyse. Accordingly, in this review, we show various growth and financial measures (such as sales, operating profit and earnings per share) adjusted for

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the effects of the Senior Executive Team- approved restructuring and synergy costs and the acquisition of MedImmune so as to analyse more transparently the progress of our business.

>	We recognise that these CER growth measures and the measures adjusted for the effects of the Senior Executive Team-approved restructuring and synergy costs and the acquisition of MedImmune should not be used in isolation and, accordingly, we also discuss the comparable GAAP actual growth measures (reported performance), which reflect all the factors that affect our business in the reported performance sections of this report.

Other measures used are not influenced so directly, or indeed at all, by the effects of exchange rates:

>	Gross margin and operating profit margin percentages, which set out the progression of key performance margins and demonstrate the overall quality of the business. We also present these percentages excluding the effects of MedImmune and restructuring and synergy costs to isolate the progression of these percentages driven by the previous recurring business.

>	Prescription volumes and trends for key products, which can represent the real business growth and the progress of individual products better and more immediately than invoiced sales.

>	Net debt, representing our interest bearing loans and borrowings less cash and cash equivalents and current investments.

>	Total shareholder return measures the returns we provide to our shareholders and reflects share price movements assuming reinvestment of dividends and is used in comparison to the performance of peer group companies.

BUSINESS BACKGROUND AND MAJOR EVENTS AFFECTING 2007
The business background is covered in the Business Environment section on page 13 and describes in detail the developments in both our products and geographical regions. The following comments highlight how these and other factors affect our financial performance.
Our operations are focused on prescription pharmaceuticals, and over 97% of our sales are made in that sector. Sales of pharmaceutical products are directly influenced by medical needs and are generally financed by health insurance schemes or national healthcare budgets.

Our operating results in both the short and long term can be affected by a number of factors other than normal competition:

>	The risk of generic competition following loss of patent exclusivity or patent expiry, with the potential adverse effects on sales volumes and prices, for example, the launch of generic competition to Toprol-XL 25mg in November 2006 and other strengths in 2007.

>	The timings of new product launches, which can be influenced by national regulators and the risk that such new products do not succeed as anticipated.

>	The rate of sales growth and costs following new product launches.

>	The adverse impact on pharmaceutical prices as a result of the regulatory environment. For instance, although there is no direct governmental control on prices in the US, action from individual state programmes and health insurance bodies are leading to downward pressures on realised prices. In other parts of the world, there are a variety of price and volume control mechanisms and retrospective rebates based on sales levels that are imposed by governments.

>	Currency fluctuations. Our functional and reporting currency is the US dollar, but we have substantial exposures to other currencies, in particular the euro, Japanese yen, sterling and Swedish krona.

Over the longer term, the success of our R&D is crucial, and we devote substantial resources to this area. The benefits of this investment emerge over the long term and inherently there is considerable uncertainty as to whether it will generate future products.

The most significant features of our financial results in 2007 are as follows:

>	Overall sales growth on an underlying basis of 7% (12% reported) to $29,559 million.

>	Sustained strong sales performances from our five key products (which now account for just under 52% of sales) of
$15,344 million, an increase of 11% on an underlying basis (15% reported).

>	Operating profit of $8,094 million, an underlying decrease of 4% (1% reported). After adjusting for the impact of MedImmune and restructuring and synergy costs, operating profit increased by 10% on an underlying basis (12% reported) with an operating margin improvement of 1.0 percentage points to 32.0%.

>	Investment in R&D through the income statement has increased by an underlying 24% (32% reported) to $5,162 million.
This rise reflects further increases in underlying activity as well as the acquisition of MedImmune and the collaboration with Bristol-Myers Squibb.

>	Earnings per share decline on an underlying basis of 5% (3% reported) to $3.74. After adjusting for the impact of MedImmune and restructuring and synergy costs, earnings per share growth of 15% (17% reported) to $4.52.

>	Net cash from operating activities of $7,510 million, compared with $7,693 million in 2006.

>	Total cash distributions to shareholders of $6,811 million, up from $6,367 million in 2006.

>	The move from a net funds position at the beginning of the year of $6,537 million to a net debt position of $9,112 million, driven by the acquisition of MedImmune.

>	The acquisition and integration of MedImmune with effect from 1 June 2007.

>	The commencement of a number of restructuring initiatives across all areas of the business.

>	Ten projects in phase III development.

>	The introduction of generic competitors to all strengths of Toprol-XL in the US. Excluding US contribution of Toprol-XL and authorised generic (sales of $969 million in 2007 and $1,382 million in 2006, earnings per share of $0.39 in 2007 and $0.50 in 2006), our sales growth was 10% (14% reported) and earnings per share decline was 3% (flat as reported).

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SALES BY THERAPY AREA (2007 AND 2006)

	2007			2006	2007 compared to 2006

		Growth	Growth due to		Growth	Growth
		underlying	exchange effects		underlying	reported
	$m	$m	$m	$m	%	%

Cardiovascular	6,686	292	276	6,118	5	9

Gastrointestinal	6,443	(379)	191	6,631	(6)	(3)

Infection and other	1,714	779	60	875	89	96

Neuroscience	5,340	484	152	4,704	10	14

Oncology	4,819	359	198	4,262	8	13

Respiratory and Inflammation	3,711	369	191	3,151	12	18

Others	846	79	33	734	11	15

Total	29,559	1,983	1,101	26,475	7	12

SALES BY KEY, PATENT EXPIRY AND BASE PRODUCTS (2007 AND 2006)

	2007			2006	2007 compared to 2006

		Growth	Growth due to		Growth	Growth
		underlying	exchange effects		underlying	reported
	$m	$m	$m	$m	%	%

Key
(Arimidex, Crestor, Nexium, Seroquel, Symbicort)	15,344	1,511	515	13,318	11	15

Patent expiry
(Losec, Nolvadex, Plendil, Seloken/Toprol-XL, Zestril)	3,230	(728)	121	3,837	(19)	(16)

Base	10,985	1,200	465	9,320	13	18

Total	29,559	1,983	1,101	26,475	7	12

OPERATING PROFIT (2007 AND 2006)

	2007			2006	Percentage of sales		2007 compared to 2006

		Growth	Growth due to				Growth	Growth
		underlying	exchange effects		2007	2006	underlying	reported
	$m	$m	$m	$m	%	%	%	%

Sales	29,559	1,983	1,101	26,475			7	12

Cost of sales	(6,419)	(703)	(157)	(5,559)	(21.7)	(21.0)	13	15

Gross margin	23,140	1,280	944	20,916	78.3	79.0	6	11

Distribution costs	(248)	(7)	(15)	(226)	(0.8)	(0.9)	3	10

Research and development	(5,162)	(944)	(316)	(3,902)	(17.5)	(14.7)	24	32

Selling, general
and administrative	(10,364)	(843)	(425)	(9,096)	(35.1)	(34.4)	9	14

Other operating income
and expense	728	188	16	524	2.5	2.0	36	39

Operating profit	8,094	(326)	204	8,216	27.4	31.0	(4)	(1)

RESULTS OF OPERATIONS – SUMMARY ANALYSIS OF YEAR TO 31 DECEMBER 2007
The tables on this page show our sales analysed both by therapy area and by key, patent expiry and base products and operating profit for 2007 compared to 2006.

Reported performance
Our sales increased by 12% from $26,475 million to $29,559 million, an increase reflecting both the acquisition of MedImmune and the entry of generic competition on all strengths of Toprol-XL in the US, as well as general business performance. Operating profit fell by 1%, again reflecting the impacts of MedImmune and Toprol-XL together with restructuring and synergy costs. Earnings per share for the year were $3.74, a 3% decline from $3.86 in 2006.

Underlying performance
Sales
Sales for the full year increased 7%. The contribution to sales growth from MedImmune more than offset the decline from Toprol-XL in the US. Sales in the US were up 7%, and this was broadly similar to sales growth in the market if Toprol-XL and MedImmune were excluded. Sales outside the US were up 8%, comprising growth of 5% in Established markets and 17% in the Emerging markets.

For the second year, our portfolio has 11 brands with annual sales greater than $1 billion and, with the acquisition of MedImmune, we have acquired another brand, Synagis, which is expected to deliver such performance annually. The combined sales of our key products (Arimidex, Crestor, Nexium, Seroquel and Symbicort) grew by 11% to $15,344 million, and now account for about 52% of our turnover. Base products increased by 13% whilst patent expiry products declined by 19%.

Gastrointestinal sales have declined by 6%. Nexium sales were slightly down for the full year to $5,216 million, a 2% decline. Sales in the US were down 4%, as market share gains

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for Nexium in the branded segment of the PPI market were offset by the continued strong growth of generic omeprazole and lower realised prices for Nexium. Nexium sales in other markets were up 2%. Losec sales declined by 20%, with significant declines in Canada and Western Europe only partially offset by increases in Japan and China.

Despite the impact of generic competition to Toprol-XL in the US, the Cardiovascular portfolio enjoyed a 5% increase, driven by Crestor sales which for the full year were up 33% to $2,796 million. Crestor sales in the US were up 24%, whilst sales in other markets increased 45% (and now comprise almost half of the worldwide total for Crestor). In November 2007, Crestor received US FDA approval for a new indication, as an adjunct to diet to slow the progression of atherosclerosis in patients with elevated cholesterol. Seloken/Toprol-XL sales outside of the US increased slightly in the year but, overall, the brand declined by 22%. Atacand recorded a 9% rise, whilst the rest of the portfolio saw small falls.

Respiratory and Inflammation sales increased by 12%, with strong performances from Symbicort and Pulmicort. Symbicort sales for the full year were up 22% to $1,575 million, including $50 million in the US since launch in June this year. In the US, Symbicort share of patients newly starting fixed combination therapy reached 11.5% in the week ending 18 January 2008, with a 5.8% share of all new prescriptions for combination products. Sales outside the US were up 18% for the full year. Pulmicort sales increased by 10% to $1,454 million on the back of a 15% improvement in the US.

The Neuroscience therapy area is dominated by Seroquel, where sales increased 15% to

$4,027 million, with sales in the US up 15% and sales up 16% in other markets. The launch rollout of the schizophrenia indication for Seroquel XR is underway, with regulatory submissions for acute bipolar mania and bipolar depression in Europe, and major depressive disorder and generalised anxiety disorder in the US and Europe, planned for 2008.

Sales in the Oncology therapy area increased by 8% with good performances across the portfolio. Arimidex sales increased 10% for the full year to $1,730 million, on a 13% increase in the US and 8% sales growth in other markets. Casodex sales benefited from strong performances in Western Europe and Japan, whilst Zoladex recorded increases in Japan and Emerging ROW.

The Infection and other therapy area grew strongly through the addition of Synagis and FluMist following the acquisition of MedImmune, with a resultant 89% increase in sales to $1,714 million.

Geographical analysis
We discuss the geographical performances on pages 69 to 72.

Operating margin and retained profit
Operating profit for the full year was $8,094 million, down 4%. Excluding restructuring and synergy costs, operating profit increased to $9,060 million (up 8%). This operating profit improvement was net of a reported $1,187 million increase in R&D investment, and was fuelled by revenue growth, improved gross margin and lower expenditures in SG&A on a constant currency basis. Restructuring and synergy benefits of $300 million were realised during the year.

For the full year, reported operating margin was 27.4% . Excluding MedImmune losses of $178 million and combined restructuring and synergy costs of $966 million, operating margin was 32.0%, an increase of 1.0 percentage points on 2006.

Gross margin decreased by 0.7 percentage points. After adjusting for the impact of MedImmune and restructuring and synergy costs, gross margin increased by 1.0 percentage points to 80.0% . Principal drivers included reduced payments to Merck (0.7 percentage points), asset provisions booked during the prior period (0.4 percentage points) and favourable currency movements (0.2 percentage points). An adverse effect arose from increased royalty payments, which led to a 0.4 percentage point reduction.

R&D investment increased by 24% to $5,162 million, 17.5% of sales, an increase of 2.8 percentage points. After adjusting for the impact of MedImmune and restructuring and synergy costs, R&D expenditure was $4,834 million in 2007, up 16% (and 2.1 percentage points) over 2006 due principally to increased activity levels and the effect of the externalisation strategy.

Selling, general and administrative costs increased by 9% to $10,364 million. After adjusting for the impact of MedImmune and restructuring and synergy costs, SG&A costs were 2% lower than the same period in 2006 (an improvement of 2.1 percentage points), primarily as a result of operational efficiencies from our selling and marketing activities.

At $728 million, other operating income and expense was 36% higher than 2006. After adjusting for the impact of MedImmune (which contributed other income primarily

OPERATING MARGIN (2007 AND 2006)

				Excluding
				restructuring and			Excluding	Change in
		Restructuring and		synergy costs			restructuring and	percentage
	Reported	synergy costs	MedImmune	and MedImmune	Reported		synergy costs	versus
	2007	2007	2007	2007	2006	Reported	and MedImmune	comparative
	$m	$m	$m	$m	$m	% of sales	% of sales	period	[1]

Sales	29,559	–	(714)	28,845	26,475

Cost of sales	(6,419)	415	242	(5,762)	(5,559)	(21.7)	(20.0)	+1.0

Gross margin	23,140	415	(472)	23,083	20,916	78.3	80.0	+1.0

Distribution	(248)	–	4	(244)	(226)	(0.8)	(0.8)	+0.1

Research and development	(5,162)	73	255	(4,834)	(3,902)	(17.5)	(16.8)	-2.1

Selling, general and administrative costs	(10,364)	478	560	(9,326)	(9,096)	(35.1)	(32.3)	+2.1

Other operating income	728	–	(169)	559	524	2.5	1.9	-0.1

Operating profit	8,094	966	178	9,238	8,216	27.4	32.0	+1.0

[1]	The changes in percentage uses the ‘excluding restructuring and synergy costs and MedImmune’ figures; a positive number indicates favourable effect on operating margin versus comparative period.

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through human papilloma virus vaccine royalty income), other income of $559 million was $35 million higher than 2006, as expected reductions in royalty income were more than offset by higher one-time gains and insurance recoveries.

Total charges of $966 million have been taken in respect of the restructuring and synergy programmes, of which $723 million represent cash costs. Over the same period, productivity initiative benefits of $250 million and synergy benefits of $50 million have been realised.

MedImmune contributed an operating loss of $178 million (which includes amortisation costs of $255 million) in 2007.

Net finance expense was $111 million in the full year (2006 income $327 million). The decrease versus last year is principally attributable to the interest payable on the borrowings to acquire MedImmune, Inc.. Interest expense on the new debt was $446 million. The reported amounts include net income of $34 million (2006 $43 million) arising from employee benefit fund assets and liabilities reported under IAS 19 ‘Employee Benefits’.

The effective tax rate for the year was 29.5%, similar to the 29% for 2006. The slight increase for the year compared to 2006 reflects the combined effect of differences in the geographical mix of profits, the reversal of tax deductions relating to share-based payments, the reduction in the UK tax rate as applied to UK net deferred tax liabilities, and an increase in tax provisions principally in relation to global transfer pricing. The full year tax rate for 2008 is anticipated to be similar to 2007.

Reported earnings per share were $3.74 compared with $3.86 in 2006, a decrease of 5%. After adjusting for the impact of restructuring and synergy costs, earnings per share rose from $3.86 to $4.20, an increase of 7%. Excluding the impact of MedImmune as well, earnings per share increased by 15% to $4.52. The share re-purchase programme is calculated to have added 8 cents to EPS during the year, after allowing for an estimate of interest income foregone.

In 2007, Toprol-XL contributed US sales of $969 million (2006 $1,382 million) and earnings per share of 39 cents (2006 50 cents). If Toprol-XL were excluded from the full year results for both the current and prior year periods, sales growth would be 10% and earnings per share would be down 3%.

COMPONENTS OF EARNINGS PER SHARE

	2007	2006
	$	$

Reported earnings per share	3.74	3.86

Restructuring and synergy costs	0.46	–

Reported, excluding restructuring and synergy costs	4.20	3.86

MedImmune	0.32	–

	4.52	3.86

Toprol-XL contribution	(0.39)	(0.50)

Total	4.13	3.36

The effects of MedImmune, restructuring and synergy costs and Toprol-XL in the US on earnings per share is summarised in the table above.

FINANCIAL POSITION, INCLUDING CASH FLOW AND LIQUIDITY
All data in this section are on an actual basis (unless noted otherwise).

The book value of our net assets decreased by $501 million to $14,915 million. Dividends of $2,658 million and share re-purchases of $4,170 million exceeded net profit of $5,595 million, whilst net movements through other recognised income and expense (principally exchange and actuarial losses) increased net assets. The overall shape of the balance sheet has been changed by the acquisition of MedImmune.

Property, plant and equipment
Property, plant and equipment rose from $7,453 million to $8,298 million at the end of the year. The increase was due to continued investment across the business of $1,169 million, particularly in R&D, the acquisition of MedImmune ($593 million) and exchange impacts ($350 million), offset by depreciation and impairment of $1,182 million and disposals ($92 million).

Goodwill and intangible assets
Goodwill and intangibles have risen from $4,204 million at the beginning of the year to $21,351 million. The increase is due almost entirely to the acquisition of MedImmune. The goodwill arising on the acquisition of MedImmune amounted to $8,757 million increasing the balance sheet total to $9,884 million; the other major component of the carrying value of goodwill relates to the restructuring in 1998 of our joint venture arrangements with Merck.

Intangibles have also increased primarily as a result of the MedImmune acquisition, supplemented by other company acquisitions and ongoing in-licensing activities. Intangibles from MedImmune comprised launched products of $7,478 million (principally the respiratory syncytial virus (RSV) franchise, other products such as FluMist and Ethyol, together with contractual and licensing income) and in development projects amounting to $597 million. In total, intangibles amount to $11,467 million at the year end and, in addition to MedImmune, include intangibles arising from the restructuring in 1998 of our joint venture arrangements with Merck and the subsequent merger of Astra and Zeneca in 1999 ($1,026 million), the acquisition of Cambridge Antibody Technology in 2006 ($605 million), launched and in development product in-licensing activities ($1,327 million) and software development costs ($434 million).

Inventories
Inventories have decreased by $131 million from $2,250 million at the end of 2006 to $2,119 million. This decrease represents an underlying improvement of $442 million, offset by the acquisition of MedImmune and exchange effects.

Receivables, payables and provisions
Receivables have risen from $5,561 million to $6,668 million, an increase of $1,107 million. Higher sales, particularly in the US, Europe, China and from MedImmune (whose sales are concentrated in the first and last quarters of the year), insurance recoveries, acquisition and exchange effects were the principal drivers, offset in part by the receipt of the second instalment in respect of the US anaesthetics business disposal in 2006.

Current payables also rose from $6,295 million to $6,968 million at the end of 2007. There was a small net underlying movement in trade creditors, other payables and accruals, with increases in deductions for chargebacks, rebates and returns in the US being offset by decreases in trade payables, particularly to Merck. However, exchange and the acquisition of MedImmune drove the overall balance up.

Provisions increased primarily as a result of the restructuring and synergy programmes undertaken during the year, rising from $366 million in 2006 to $1,020 million at the end of 2007.

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Debt
The acquisition of MedImmune was funded initially through drawing on a $15 billion 364 day loan facility, which was subsequently re-financed with short-term US commercial paper. In the second half of the year, we undertook a programme of issuing debt on the US and European markets, as follows:

SEPTEMBER
Floating rate	2009	$650m

Fixed 5.4%	2012	$1,750m

Fixed 5.9%	2017	$1,750m

Fixed 6.45%	2037	$2,750m

Fixed 5.125%	2015	Euro750m

NOVEMBER
Fixed 4.625%	2010	Euro750m

Fixed 5.75%	2031	£350m

$750 million each of the 2012 and 2017 US dollar fixed rate debt was swapped into floating rates. At the year end, we also had commercial paper outstanding amounting to $4,112 million.

Tax payable and receivable
Net income tax payables have increased due to tax audit provisions, less the settlement of tax on the disposal of the Humira™ royalty stream. Net deferred tax liabilities have increased primarily due to the acquisition of MedImmune and the recognition of deferred tax liabilities in respect of intangible assets.

Cash flow
We continue to be a cash-generative business. MedImmune has produced, and is forecast to continue to produce, revenue driven cash inflows, which are offset by interest costs. However, the cost of acquisition means that our funds and debt profile has changed. Although future operating cash flows may be affected by a number of factors as outlined in the Business Background section on page 78, we believe our cash and funding resources will be sufficient for our forecast requirements including launching new products, the restructuring programme, the first stage of the buy out of Merck’s interests in 2008, debt servicing and repayment, shareholder returns and the ongoing capital programme.

Cash generated from operating activities was $7,510 million in 2007, only slightly down on 2006 ($7,693 million). The small decrease in operating profit was compensated for by an increase in non-cash items ($638 million principally from unspent restructuring costs) and depreciation, amortisation and impairment ($511 million). These compensating effects were offset by an increase in working capital requirements of $551 million and additional tax and interest payments ($394 million and $265 million respectively).

Net cash outflows from investing activities were $14,887 million in 2007 compared to $272 million in 2006. Excluding the higher returns from movements in short term investments and fixed deposits and net disposals of non-current asset investments ($1,280 million in 2007 compared to $1,171 million in 2006), interest received and dividends paid by subsidiaries, cash outflow from investing activities was $16,516 million, compared to $1,791 million in 2006. This increase in outflow was due primarily to the acquisition of MedImmune, Inc.; other acquisitions included Arrow Therapeutics Limited, Atlantis Components Inc. and Denics International Co. Ltd. Investment in intangible assets was at broadly similar levels to 2006, and there were significantly higher payments for property, plant and equipment through increased investment in facilities, particularly in research and development.

Cash returns to shareholders were $6,811 million (through share re-purchases of $4,170 million and dividend payments of $2,641 million), compared to $6,367 million in 2006. After taking into account proceeds from the issue of share capital of $218 million (2006 $985 million), net share re-purchases rose from $3,162 million to $3,952 million.

Net funds of $6,537 million at the beginning of the year have become net debt of $9,112 million by the end of the year.

Investments, divestments and capital expenditure
The major investment in the year was the acquisition of MedImmune, discussed separately below.

The other major company and product acquisitions in the year reflected our ongoing commitment to strengthening the product pipeline.

We completed the acquisition of Arrow Therapeutics Limited at a net cost of $143 million, strengthening our portfolio of promising anti-infective treatments and providing a technology platform in an area of research that complements our capabilities in anti-bacterials. We paid $34 million to acquire the paediatric asthma business of Verus Pharmaceuticals, Inc. which includes the North American rights to CyDex Captisol™-enabled budesonide solution and a proprietary albuterol formulation.

In the area of product acquisitions, we capitalised $100 million in respect of the collaboration disclosed with Bristol-Myers Squibb (BMS) in respect of saxagliptin and dapagliflozin. A global licensing and research collaboration with Palatin Technologies Inc. to discover, develop and commercialise small molecule compounds that target melanocortin receptors for the treatment of obesity and related indications was entered into, with a $10 million capitalised upfront payment. We have also entered a three-year research and development collaboration with Silence Therapeutics plc to discover and develop

NET FUNDS/(DEBT)

	2007	2006
	$m	$m

Brought forward at 1 January	6,537	5,402

Earnings before interest, tax, depreciation and amortisation	9,950	9,561

Movement in working capital	(443)	108

Tax paid	(2,563)	(2,169)

Interest paid	(335)	(70)

Other non-cash movements	901	263

Net cash available from operating activities	7,510	7,693

Available funds	14,047	13,095

Externalisation and other intangibles	(549)	(545)

Other capital expenditure	(1,076)	(759)

Acquisitions	(14,891)	(487)

Investments	(16,516)	(1,791)

Dividends	(2,641)	(2,220)

Net share re-purchases	(3,952)	(3,162)

Distributions	(6,593)	(5,382)

Other movements	(50)	615

Carried forward at 31 December	(9,112)	6,537

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DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	83

FINANCIAL REVIEW CONTINUED

IN-LICENSING PAYMENTS

	Paid to date				Future possible payments

					Additional
		Upfront			milestones
	Equity	payments	Development		and other
	purchased	made	paid	Subtotal	payables	Total
	$m	$m	$m	$m	$m	$m

2007
Palatin Technologies	–	10	–	10	490	500

Bristol-Myers Squibb	–	100	–	100	1,250	1,350

Verus Pharmaceuticals	–	30	–	30	280	310

2006
Argenta Discovery	–	21	18	39	447	486

Protherics	13	29	20	62	301	363

POZEN	–	40	30	70	315	385

Targacept	–	10	22	32	502	534

Cubist	–	10	–	10	24	34

Total	13	250	90	353	3,609	3,962

proprietary siRNA molecules primarily in the respiratory field but with the option to extend into other disease areas. The initial access fee of $5 million was capitalised as an intangible asset and the $10 million equity investment was capitalised as a non-current asset investment.

In respect of ongoing collaborations, we have made further milestone payments of $20 million in relation to the agreement with Protherics (upon the successful scale-up of the manufacturing process under the development and commercialisation agreement) and $30 million under the agreement with POZEN (in relation to the execution of the revised agreement and recognition of successful proof of concept). We have also paid $48 million for the last in a series of sales-based milestone payments in relation to Zomig.

Astra Tech acquired Atlantis Components Inc., with its specialist CAD/CAM technology used to design and manufacture customised dental implant abutments, for $71 million and Denics International Co. Ltd, its Japanese distributor for $5 million. Intangible assets of $121 million have been recognised (with associated deferred tax liabilities of $48 million).

In October, we decided, by mutual agreement, to end our collaboration with NPS Pharmaceuticals, Inc. to discover and develop drugs targeting metabotropic glutamate receptors (mGluRs). We have agreed to pay $30 million to acquire NPS’s assets relating to the collaboration.

Our recent focus on in-licensing opportunities with third parties has resulted in additional intangible assets on the balance sheet. Should any of these products fail in development, the associated intangibles will need to be written off. Our commitments under the major collaboration programmes we have entered into over the past two years, should they be successful, can be summarised as above.

ACQUISITION OF MEDIMMUNE
Acquisition accounting
Following the acquisition of MedImmune, an exercise was undertaken to allocate the purchase price between the assets and liabilities acquired (including tangible assets, intangible assets and deferred tax) and goodwill, under IFRS 3 ‘Business Combinations’. In summary terms, the purchase price for outstanding shares of $13.9 billion has been allocated between intangible assets of $8.1 billion (including assets in respect of the Synagis and motavizumab RSV franchise, FluMist, Ethyol and products in development), goodwill of $8.8 billion and net liabilities of $3.0 billion. This allocation, based on strict accounting requirements, does not allow for the separate recognition of valuable elements such as buyer specific synergies, potential additional indications for identified products or the premium attributable to a well established, highly regarded business in the innovative biologics market. Such elements are instead subsumed within goodwill, which is not amortised. This balance between goodwill and intangible assets results in an amortisation charge of approximately $435 million per annum. The acquisition can be summarised as set out in the table below.

Synergies
At the time of the acquisition announcement, we identified synergy opportunities of towards $500 million in annual benefits and plans are now in place to deliver annual synergies of around $450 million in 2009 and over $500 million in 2010.

ACQUISITION OF MEDIMMUNE
$m

Goodwill	8,757

Intangible assets	8,075

Property, plant and equipment	593

Other non-current assets	533

Current assets	1,554

Current liabilities	(287)

Non-current liabilities	(3,618)

Additional obligations related to convertible debt and share options	(1,724)

Total consideration for outstanding shares	13,883

Additional payments related to convertible debt, share options and other acquisition obligations	1,770

Total consideration	15,653

Less: cash acquired	979

Net cash outflow	14,674

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DIRECTORS’ REPORT
84	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

FINANCIAL REVIEW CONTINUED

The savings represent the removal of duplication in all functional areas and the consequences of a comprehensive review of the capabilities and portfolios within the two organisations. In addition, certain capital expenditure planned before the acquisition will no longer be required, saving over $500 million. The cost of implementation of the required programmes is expected to amount to approximately $375 million and is discussed in more detail in the Restructuring and Synergy Costs section below.

We expect that the ongoing process of consolidating the MedImmune business into our existing business will be complex and time-consuming, and it is difficult to predict how long the process will last. The process may result in business disruptions, the loss of key employees, slower execution of work processes, compliance failures due to a change in applicable regulatory requirements and other issues. In addition, the operating model for MedImmune has potential strategic benefits; however, it may not be the most efficient structure for realising efficiencies. As a result, there can be no assurances that we will not encounter difficulties in consolidating the MedImmune business as contemplated or that the benefits expected, including anticipated synergies, will be realised.

RESTRUCTURING AND SYNERGY COSTS
During the year, we announced our intention to bring forward productivity initiatives to enhance the long-term efficiency of the business along with the synergies arising as a result of the acquisition of MedImmune. These initiatives are in addition to the programme to improve asset utilisation within our global supply chain announced at the end of 2006. Following the integration of MedImmune, we are now managing all these programmes on a combined basis. The restructuring and synergy costs are expected to be $1,975 million, with estimated annual benefits of $1,400 million targeted by 2010. As of 31 December 2007, the following have been charged to the income statement.

$m

Cost of sales	415

Research and development	73

Selling, general and administrative	478

Total	966

Of the total, $243 million represents accelerated depreciation and other non-cash costs, and $723 million represents cash costs. Over the same period, productivity initiative benefits of $250 million and synergy benefits of $50 million have been realised. Of the remaining $1 billion

SUMMARY OF SHAREHOLDER DISTRIBUTIONS
				Total		Total
	Shares		Dividend	dividend		shareholder
	re-purchased	Cost	per share	cost		distributions
	(million)	$m	$	$m		$m

1999	4.4	183	0.700	1,242		1,425

2000	9.4	352	0.700	1,236		1,588

2001	23.5	1,080	0.700	1,225		2,305

2002	28.3	1,190	0.700	1,206		2,396

2003	27.2	1,154	0.795	1,350		2,504

2004	50.1	2,212	0.940	1,555		3,767

2005	67.7	3,001	1.300	2,068		5,069

2006	72.2	4,147	1.720	2,649		6,796

2007	79.9	4,170	1.870	2,740	*	6,910	*

Total	362.7	17,489	9.425	15,271		32,760

*	Total dividend cost estimated based upon number of shares in issue at 31 December 2007.

of cost, we expect approximately two thirds to be incurred in 2008, with the balance in 2009 and 2010. Of the anticipated annual benefits of $1,400 million by 2010, cumulatively two-thirds will be realised in 2008.

CAPITALISATION AND SHAREHOLDER RETURN
All data in this section are on an actual basis (unless noted otherwise).

Capitalisation
At 31 December 2007, the number of shares in issue was 1,457 million. During the year, 4.7 million shares were issued in consideration of share option plans and employee share plans for a total of $218 million. Reserves increased by $339 million due to the effect of exchange rate and tax movements offset by actuarial losses, net investment hedging losses of non-US dollar denominated debt, losses on cash flow hedges issued in anticipation of the debt issues and holding losses on available for sale investments.

Shareholders’ equity decreased by a net $526 million to $14,778 million at the year end. Minority interests increased from $112 million at 31 December 2006 to $137 million at 31 December 2007.

Dividend and share re-purchases
During 2007, we returned $6,811 million to shareholders through a mix of share re-purchases and dividends. We have re-purchased and cancelled 79.9 million shares in 2007 at a cost of $4,170 million. As a result, the total number of shares re-purchased to date under the share re-purchase programmes begun in 1999 is 362.7 million (over 20% of our initial share capital post merger) at a cumulative cost of $17,489 million.

The Board’s distribution policy and its overall financial strategy is to strike a balance between the interests of the business, our shareholders and our financial creditors, whilst maintaining a strong investment grade credit rating. The Board expects to undertake share re-purchases in the region of $1 billion in 2008, subject to business needs.

After investing fully in opportunities to strengthen the pipeline, the Board intends to continue its stated policy of growing dividends in line with earnings before restructuring and synergy costs (aiming to maintain at least two times dividend cover) whilst applying the balance of cash flow to debt servicing and repayment and share re-purchases. We paid the second interim dividend of $1.23 in respect of 2006 on 19 March 2007 and a first interim dividend for 2007 on 17 September 2007 of $0.52 per Ordinary Share. A second interim dividend for 2007 of $1.35 per Ordinary Share has been declared, which the Annual General Meeting will be asked to confirm as the final dividend.

FUTURE PROSPECTS
In 2008, we aim to achieve constant currency sales growth in the low to mid-single digits. The uplift from the inclusion of a full year of sales contribution from MedImmune will be broadly offset by the expected sales decline from a full year of generic competition for Toprol-XL in the US market. This revenue growth, combined with continued realisation of the benefits of restructuring and synergies and disciplined management of gross margin and SG&A costs will enable continued investment in strengthening the pipeline, with expenditures in R&D expected to increase at a high single digit rate.

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DIRECTORS’ REPORT
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FINANCIAL REVIEW CONTINUED

RATIOS
As at and for the year ended 31 December	2007	2006	2005

Return on shareholders’ equity (%)	37.2	41.8	33.6

Equity/assets ratio (%)	30.8	51.1	54.7

Average number of employees	67,900	66,600	64,900

SENSITIVITY ANALYSIS – 31 DECEMBER 2007
		Market value change favourable/(unfavourable)

	Market value	Interest rate movement		Exchange rate movement
	31 December 2007	+1%	-1%	+10%	-10%
	$m	$m	$m	$m	$m

Cash and short term investments	5,927	–	–	(88)	88
Long term debt, net of interest and currency swaps	(11,119)	666	(779)	290	(290)

Foreign exchange forwards	(31)	–	–	(35)	35

Foreign exchange options	–	–	–	–	–

		666	(779)	167	(167)

SENSITIVITY ANALYSIS – 31 DECEMBER 2006
			Market value change favourable/(unfavourable)

	Market value	Interest rate movement		Exchange rate movement
	31 December 2006	+1%	-1%	+10%	-10%
	$m	$m	$m	$m	$m

Cash and short term investments	7,662	–	–	(81)	81

Long term debt, net of interest and currency swaps	(1,060)	–	–	–	–

Foreign exchange forwards	45	–	–	(97)	97

Foreign exchange options	–	–	–	–	–

		–	–	(178)	178

FINANCIAL RISK MANAGEMENT POLICIES
Insurance
Our risk management processes are described in the Governance section under the heading ‘Internal controls, risk management and Turnbull Report guidance’ on page 42. An outcome of these processes is that they enable us to identify risks that can be partly or entirely mitigated through use of insurance or through self-insurance. We negotiate best available premium rates with insurance providers on the basis of our extensive risk management procedures. In the current insurance market, level of cover is decreasing whilst premium rates are increasing. Rather than simply paying higher premiums for lower cover, we focus our insurance resources on the most critical areas, or where there is a legal requirement, and where we can get best value for money. Risks to which we pay particular attention include business interruption, Directors’ and Officers’ liability and property damage.

Taxation
Tax risk management forms an integrated part of the Group risk management processes. Our tax strategy is to manage tax risks and tax costs in a manner consistent with shareholders’ best long-term interests, taking into account both economic and reputational factors. We draw a distinction between tax planning using artificial structures and optimising tax treatment of business transactions, and we only engage in the latter.

Treasury
Our financial policies covering the management of cash, borrowings and foreign exchange are intended to support our objective of maintaining shareholder value by managing and controlling our financial risks. Our treasury operations are conducted in accordance with policies and procedures approved by the Board. The treasury activities are managed centrally from London. Significantly all of our cash, short term investments and borrowings are managed directly from London where possible and practicable. With only limited and specifically approved exceptions, all currency and interest rate hedging is conducted from London. Operating units benefit from local currency billing, which has the effect of consolidating their foreign exchange exposures to central treasury.

Liquidity risk
The debt-financed acquisition of MedImmune during the year resulted in a change to the financial risks faced by the Group, including exposure to liquidity risk. The Group initially funded the acquisition through drawing on a $15 billion 364 day loan facility, which was re-financed with short-term US commercial paper. The majority of the commercial paper was subsequently re-financed into longer-term debt through capital market issuances. The $15 billion facility was gradually reduced throughout the year and then finally replaced by a series of new bilateral agreements making up in total $1.8 billion of 364 day facilities, expiring on 24 October 2008 but with a 12 month term-out option, and $3.35 billion of five year facilities. The Board approved the financing and risk management policy and parameters in July and delegated the execution, within these approved parameters, to the Chief Executive Officer, supported by a Treasury Committee. The Treasury Committee included the Group Financial Controller, Group Treasurer and Company Secretary.

The management of our liquid assets and debt balances are co-ordinated and controlled centrally by our treasury operations. We have significant positive cash flows and the liquidity of major subsidiaries is co-ordinated in cash pools and concentrated daily in London. The Group manages liquidity risk by maintaining access to a number of sources of funding, which are sufficient to meet anticipated funding requirements. Specifically, the Group uses US commercial paper, bank facilities and cash resources to manage short-term liquidity and manages long-term liquidity by raising funds through the capital markets.

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DIRECTORS’ REPORT
86	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

FINANCIAL REVIEW CONTINUED

In addition to cash balances (comprising fixed deposits, cash and cash equivalents less overdrafts) of $5,787 million, the Group has committed bank facilities of $5.15 billion, a $15 billion US commercial paper programme, a $5 billion euro medium term note (EMTN) programme and an uncapped SEC-registered shelf debt programme available to manage liquidity. As at 31 December 2007, the Group has issued $2,889 million under the EMTN programme, $7,764 million under the SEC-registered shelf programme, $323 million under a previous SEC-registered programme and has $4,112 million of commercial paper outstanding. The committed facilities were undrawn as at 31 December 2007.

The Board reviews the Group’s ongoing liquidity risks annually as part of the planning process. The Board considers short-term requirements against available sources of funding taking into account cash flow. In addition, this year the Board reviewed liquidity requirements as part of its consideration of the acquisition of MedImmune, and, at the January 2008 meeting, assessed the impact of the likely payments under the Merck termination agreement in March 2008.

Foreign exchange
The Group results are reported in US dollars, our most significant currency. In addition, surplus cash generated by the business is converted to and held centrally in US dollars. We therefore manage our currency exposures against the US dollar.

Approximately 54% of our external sales in 2007 were denominated in currencies other than the US dollar, with the euro being the main contributor and a significant proportion of our manufacturing and R&D costs were denominated in sterling or Swedish krona. Accordingly, the impact on reported earnings from a weakening in the US dollar would be to increase both sales and costs, with the net result on earnings dependent on the relative size of the exchange rate movements against the US dollar.

We manage our currency exposures centrally, based on forecast future cash flows of our major currencies. The major currencies to which we are exposed (Swedish krona, euro and sterling) have typically tended to move in a similar direction against the US dollar, mitigating significantly the impact of exchange rate movements. Accordingly, we monitor this relationship closely and we will only consider hedging if we anticipate or experience a significant breakdown in this relationship. Any such hedging activity is subject to strict internal approval procedures. We do not, as a matter of policy, engage in speculative transactions. The Group will hold debt in non-US dollar currencies where there is an underlying net investment in the same currency. As at 31 December 2007, 4.6% of interest bearing loans and borrowings were denominated in sterling and 14.5% of interest bearing loans and borrowings were denominated in euros.

Transaction exposures arising where local subsidiaries make sales or purchases in non-local currencies are, where practicable, fully hedged using forward foreign exchange contracts.

Interest rate risk
Prior to the debt-financed acquisition of MedImmune, the Group’s policy was to match the interest rate exposure on the Group’s gross debt balance with that arising on the surplus cash position using interest rate swaps. With the move to a net debt position and the subsequent refinancing of short-term debt, a significant portion of the new debt has been held at fixed rates of interest. The balance remains at floating rates, including $1.5 billion of the new fixed rate debt that has been swapped to floating, which is achieved through the underlying basis of the funding or through the use of interest rate swaps. The portion of fixed rate debt was approved by the Board and any variation requires Board approval.

The majority of the Group’s cash balances are held with third party fund managers who return a target yield referenced to seven day US dollar LIBID. In addition to interest rate swaps, the Group uses forward rate agreements to manage any short term timing difference between the swapped debt interest expense and cash interest income.

Credit exposure
Exposure to financial counterparty credit risk is controlled by the treasury team centrally in establishing and monitoring counterparty limits. Centrally managed funds are invested almost entirely with counterparties whose credit rating is ‘A’ or better. External fund managers who manage $4,368 million of the Group’s cash are rated AAA by Standard & Poor’s. There were no other significant concentrations of credit risk at the balance sheet date. All financial instruments are transacted with commercial banks, in line with standard market practice and are not backed with cash collateral. Trade receivable exposures are managed locally in the operating units where they arise. The Group is exposed to customers ranging from government-backed agencies and large private wholesalers to privately owned pharmacies, and the underlying local economic and sovereign risks vary throughout the world. Where appropriate, the Group endeavours to minimise risks by the use of trade finance instruments such as letters of credit and insurance.

Sensitivity analysis
The sensitivity analysis, set out in this review on page 85, summarises the sensitivity of the market value of our financial instruments to hypothetical changes in market rates and prices. Changes to the value of the financial instruments are normally offset by our underlying transactions or assets and liabilities. The range of variables chosen for the sensitivity analysis reflects our view of changes that are reasonably possible over a one year period. Market values are the present value of future cash flows based on market rates and prices at the valuation date. Market values for interest rate risk are calculated using third party systems that model the present value of the instruments based on the market conditions at the valuation date. For long term debt, an increase in interest rates results in a decline in the fair value of debt.

The interest rate sensitivity analysis on page 85 assumes an instantaneous 100 basis point change in interest rates in all currencies from their levels at 31 December 2007, with all other variables held constant. The exchange rate sensitivity analysis on page 85 assumes an instantaneous 10% change in foreign currency exchange rates from their levels at 31 December 2007, with all other variables held constant. The +10% case assumes a 10% strengthening of the US dollar against all other currencies and the -10% case assumes a 10% weakening of the US dollar.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (adopted IFRS) and as issued by the International Accounting Standards Board and the accounting policies employed are set out under the heading ‘Financial Statements – Accounting Policies’ on pages 121 to 123. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. The actual outcome could differ from those estimates. Some of these policies require a high level of judgement, either because the areas are especially subjective or complex. We believe that the most critical accounting policies and significant areas of judgement and estimation are in revenue recognition, research and development,

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DIRECTORS’ REPORT
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FINANCIAL REVIEW CONTINUED

goodwill and intangible assets, provisions for contingent liabilities, post-retirement benefits, taxation and share-based compensation.

Revenue recognition
Revenue represents sales of products to external third parties and excludes inter-company income and value added taxes. We also receive income from royalties and from disposals of intellectual property, brands and product lines which are included in other operating income.

Sales of products to third parties: Sales revenue is recorded at the invoiced amount (excluding sales and value added taxes) less estimated accruals for product returns and rebates given to managed care and other customers – a particular feature in the US. Cash discounts for prompt payment are also deducted from sales. Revenue is recognised at the point of delivery, which is usually when title passes to the customer either on shipment or on receipt of goods by the customer depending on local trading terms.

At the time of invoicing sales in the US, rebates and deductions that we expect to pay, generally over the following six to nine months, are estimated. These rebates typically arise from sales contracts with third party managed care organisations, hospitals, long-term care facilities, group purchasing organisations and various state programmes (Medicaid ‘best price’ contracts, supplemental rebates etc) and can be classified as follows:

>	Chargebacks, where we enter into arrangements under which certain parties, typically hospitals, the Department of Veterans Affairs and the Department of Defense, are able to buy products from wholesalers at the lower prices we have contracted with them. The chargeback is the difference between the price we invoice to the wholesaler and the contracted price charged by the wholesaler. Chargebacks are paid directly to the wholesalers.

>	Regulatory, including Medicaid and other federal and state programmes, where we pay rebates based on the specific terms of agreements in individual states which include product usage and information on best prices and average market prices.

>	Contractual, under which entities such as third party managed care organisations, long-term care facilities and group purchasing organisations are entitled to rebates depending on specified performance provisions, which vary from contract to contract.

Accrual assumptions are built up on a product-by-product and customer-by-customer basis taking into account specific contract provisions coupled with expected performance and are then aggregated into a weighted average rebate accrual rate for each of our products. Accrual rates are reviewed and adjusted on a monthly basis. There may be further adjustments when actual rebates are paid after the initial sale based on utilisation information submitted to us (in the case of contractual rebates) and claims/invoices (in the case of regulatory rebates and chargebacks). We believe that we have been reasonable in our estimates for future rebates using a similar methodology to that of previous years. Inevitably, however, such estimates involve judgements on aggregate future sales levels, segment mix and the respective customer contractual performance.

Cash discounts are offered to customers to encourage prompt payment. Accruals are calculated based on historical experience and are adjusted to reflect actual experience.

Industry practice in the US allows wholesalers and pharmacies to return unused stocks within six months of, and up to 12 months after, shelf-life expiry. At point of sale, we estimate the quantity and value of goods which may ultimately be returned. Our returns accruals are based on actual experience over the preceding 12 months for established products together with market related information such as estimated stock levels at wholesalers and competitor activity. For newly launched products, we use rates based on our experience with similar products or a pre-determined percentage. For products facing generic competition (such as Toprol-XL in the US) our experience is that we usually lose the ability to estimate the levels of returns from wholesalers with the same degree of precision that we can for products still subject to patent protection. This is because we have limited or no insight into a number of areas – the actual timing of the launch of a generic competitor following regulatory approval of the generic product (for example, a generic manufacturer may or may not have produced adequate pre-launch inventory), the pricing and marketing strategy of the competitor, the take-up of the generic and (in cases where a generic manufacturer has approval to launch just one dose size in a market of several dose sizes) the likely level of switching from one dose to another. Under our accounting policy revenue is only recognised when the amount of the revenue can be measured reliably. Our approach in meeting this condition for products facing generic competition will vary from product to product depending on the specific circumstances; in the case of Toprol-XL (the only product affected in the years under review), which faced competition from several generic manufacturers from the time of launch of the first generic in 2006, we believed that revenue from all doses in the US could only be measured reliably on writing of the ultimate prescription (at which point the right of return is extinguished). Accordingly, the point of delivery is the point at which the prescription has been written. Overall, we believe that our estimates are reasonable.

The effects of these deductions on our US pharmaceuticals turnover, and the movements on accruals, are set out in the tables on page 88.

The adjustments in respect of prior years benefited reported US pharmaceuticals turnover by 1.9% and 0.4% in 2005 and 2006 respectively and decreased turnover by 0.4% in 2007. However, taking account of the following year’s reversal the net impact on 2006 and 2007 was a 1.3% and a 0.8% overstatement of US pharmaceuticals turnover, respectively.

The increase in contractual rebates in 2007 was driven by the introduction into the US market of generic omeprazole, with resultant price impacts on Nexium.

Regulatory rebates decreased by $341 million in 2006 compared to 2005, as a result of the automatic switch of those patients in state Medicaid programmes into Medicare Part D, classified as a contractual rebate. Contractual rebates increased by $1,212 million compared to 2005, partly as a result of this switch, and also due to volume growth.

A further factor that significantly influenced our sales in the US market prior to 2004 was wholesaler buying patterns. Wholesalers could place orders that were significantly larger than their normal levels of demand ahead of anticipated price increases or would seek to build up or run down their stock levels for other reasons. Such speculative purchases made forecasting sales patterns more difficult and could drive variances between reported and underlying demand at quarter end. In December 2003 we entered into Inventory Management Agreements to reduce the opportunity for such speculative purchases. In 2005 we replaced the Inventory Management Agreements with Distribution Service Agreements, which served to reduce even further the speculative purchasing behaviour of the wholesalers. As a result, we believe inventory movements have been neutral across the year. We continue to track

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DIRECTORS’ REPORT
88	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

FINANCIAL REVIEW CONTINUED

	2007	2006	2005
	$m	$m	$m

Gross sales	18,456	16,577	14,013

Chargebacks	(1,130)	(975)	(905)

Regulatory – US government and state programmes	(732)	(532)	(873)

Contractual – Managed care and group purchasing organisation rebates	(3,179)	(2,413)	(1,201)

Cash and other discounts	(356)	(329)	(405)

Customer returns	(18)	(46)	14

Other	(145)	(256)	(244)

Net sales	12,896	12,026	10,399

			Adjustment		Carried forward
	Brought forward	Provision for	in respect	Returns	at 31 December
	1 January 2005	current year	of prior years	and payments	2005
	$m	$m	$m	$m	$m

Chargebacks	118	927	(22)	(838)	185

Regulatory – US government and state programmes	493	970	(97)	(765)	601

Contractual – Managed care and group
purchasing organisation rebates	490	1,284	(83)	(1,271)	420

Cash and other discounts	23	405	–	(401)	27

Customer returns	282	(14)	–	(101)	167

Other	80	244	–	(270)	54

	1,486	3,816	(202)	(3,646)	1,454

			Adjustment		Carried forward
	Brought forward	Provision for	in respect	Returns	at 31 December
	1 January 2006	current year	of prior years	and payments	2006
	$m	$m	$m	$m	$m

Chargebacks	185	1,001	(26)	(1,068)	92

Regulatory – US government and state programmes	601	597	(65)	(819)	314

Contractual – Managed care and group
purchasing organisation rebates	420	2,367	46	(2,198)	635

Cash and other discounts	27	329	–	(327)	29

Customer returns	167	46	–	(53)	160

Other	54	256	–	(263)	47

	1,454	4,596	(45)	(4,728)	1,277

		Addition in		Adjustment		Carried forward
	Brought forward	respect of	Provision for	in respect	Returns	at 31 December
	1 January 2007	MedImmune	current year	of prior years	and payments	2007
	$m	$m	$m	$m	$m	$m

Chargebacks	92	2	1,115	15	(1,038)	186

Regulatory – US government and state programmes	314	69	769	(37)	(687)	428

Contractual – Managed care and group purchasing
organisation rebates	635	5	3,100	79	(2,919)	900

Cash and other discounts	29	1	356	–	(348)	38

Customer returns	160	1	19	(1)	(94)	85

Other	47	–	153	–	(147)	53

	1,277	78	5,512	56	(5,233)	1,690

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wholesaler stock levels by product, using our own, third party and wholesaler data and, where we believe such distortions occur, we disclose in the Annual Report for each product and in aggregate where shipments may be out of line with underlying prescription trends. We do not offer any incentives to encourage wholesaler speculative buying and attempt, where possible, to restrict shipments to underlying demand when such speculation occurs.

>	Royalty income: Royalty income is recorded under other operating income in the Financial Statements. Royalties tend to be linked to levels of sales or production by a third party. At the time of preparing the Financial Statements, we may have to estimate the third party’s sales or production when arriving at the royalty income to be included. These estimates, which may differ from actual sales or production, do not result in a material impact on reported other operating income.

>	Sales of intangible assets (such as intellectual property, brands and product lines): A consequence of charging all internal R&D expenditure to the income statement in the year that it is incurred (which is normal practice in the pharmaceutical industry) is that we own valuable intangible assets which are not recorded on the balance sheet. We also own acquired intangible assets which are included on the balance sheet.
As a consequence of regular reviews of product strategy, from time to time we sell such assets and generate income. Sales of product lines are often accompanied by an agreement on our part to continue manufacturing the relevant product for a reasonable period (often about two years) whilst the purchaser constructs its own manufacturing facilities. The contracts typically involve the receipt of an upfront payment, which the contract attributes to the sale of the intangible assets, and ongoing receipts, which the contract attributes to the sale of the product we manufacture. In cases where the transaction has two or more components, we account for the delivered item (for example, the transfer of title to the intangible asset) as a separate unit of accounting and record revenue on delivery of that component provided that we can make a reasonable estimate of the fair value of the undelivered component. Where the fair market value of the undelivered component (for example, a manufacturing agreement) exceeds the contracted price for that component we defer an appropriate element of the upfront consideration and amortise this over the performance period. However, where the fair market value of the undelivered component is equal to or lower than the contracted price for that component we treat the whole of the upfront amount as being attributable to the delivered intangible assets and recognise that part of the revenue upon delivery. No element of the contracted revenue related to the undelivered component is allocated to the sale of the intangible asset. This is because the contracted revenue relating to the undelivered component is contingent on future events (such as sales) and so cannot be anticipated.

Research and development
Our business is underpinned by our marketed products and development portfolio. The R&D expenditure on internal activities to generate these products is generally charged to the income statement in the year that it is incurred. Purchases of intellectual property and product rights to supplement our R&D portfolio are capitalised as intangible assets. Such intangible assets are amortised from the launch of the underlying products and are tested for impairment both before and after launch. This policy is in line with practice adopted by major pharmaceutical companies.

Goodwill and intangible assets
We have significant investments in goodwill and intangible assets as a result of acquisitions of businesses and purchases of such assets as product development and marketing rights. Under adopted IFRS, goodwill is held at cost and tested annually for impairment, whilst intangibles are amortised over their estimated useful lives. Changes in these lives would result in different effects on the income statement. We estimate that a one year reduction in the estimated useful lives of intangible assets would increase the annual amortisation charge by $54 million. The majority of our investments in intangible assets and goodwill arose from the restructuring of the Astra-Merck joint venture in 1998 and the acquisition of MedImmune in 2007, and we are satisfied that the carrying values are fully justified by estimated future earnings. Intangible assets are reviewed for impairment where there are indications that their carrying values may not be recoverable, and any impairments are charged to the income statement. Tests for impairment are based on discounted cash flow projections, which require us to estimate both future cash flows and an appropriate discount rate. Such estimates are inherently subjective. Impairments to intangible assets totalling $120 million were recognised in 2007 (2006 $17 million, 2005 nil).

Contingent liabilities and commitments
In the normal course of business, contingent liabilities may arise from product-specific and general legal proceedings, from guarantees or from environmental liabilities connected with our current or former sites. Where we believe that potential liabilities have a low probability of crystallising or are very difficult to quantify reliably, we treat them as contingent liabilities. These are not provided for but are disclosed in the notes. Further details of these contingent liabilities are set out in Note 27 to the Financial Statements. Although there can be no assurance regarding the outcome of legal proceedings, we do not currently expect them to have a materially adverse effect on our financial position. We also have significant commitments that are not currently recognised in the balance sheet arising from our relationship with Merck. These are described more fully in ‘Off-balance sheet transactions, contingent liabilities and commitments’ below.

Post-employment benefits
We account for the pension costs relating to the retirement plans under IAS19 ‘Employee Benefits’. In applying IAS19, we have adopted the option of recognising actuarial gains and losses in full through reserves. In all cases, the pension costs are assessed in accordance with the advice of independent qualified actuaries but require the exercise of significant judgement in relation to assumptions for future salary and pension increases, long term price inflation and investment returns.

Taxation
Accruals for tax contingencies require management to make judgements and estimates in relation to tax audit issues and exposures. Amounts accrued are based on management’s interpretation of country-specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are probable of being sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. All such provisions are included in creditors due within one year. Any recorded exposure to interest on tax liabilities is provided for in the tax charge.

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Share-based compensation
Through the Remuneration Committee we offer share and share option plans to certain employees as part of their compensation and benefits packages, designed to improve alignment of the interests of employees with shareholders. Details of these are given in Note 26 to the Financial Statements. The charges have been calculated principally using the Black-Scholes model as a valuation basis.

OFF-BALANCE SHEET TRANSACTIONS, CONTINGENT LIABILITIES AND COMMITMENTS
Details of our contingent liabilities and commitments are set out in Note 27 to the Financial Statements. We have no off-balance sheet arrangements and our derivative activities are non-speculative. The table on page 92 sets out our minimum contractual obligations at the year end.

Arrangements with Merck
Introduction
In 1982, Astra AB set up a joint venture with Merck & Co., Inc. for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “Restructuring”). Under the agreements relating to the Restructuring (the “Agreements”), a US limited partnership was formed, in which Merck is the limited partner and we are the general partner, and we obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provide Merck with safeguards over the activities of the partnership and place limitations on our commercial freedom to operate. The Agreements provide for:

>	Annual contingent payments.

>	A payment to Merck in the event of a business combination between Astra and a third party in order for Merck to relinquish certain claims to that third party’s products.

>	Termination arrangements which, if and when triggered, cause Merck to relinquish its interests in our products and activities.

These elements are discussed in further detail below together with a summary of their accounting treatments.

Annual contingent payments
We make ongoing payments to Merck based on sales of certain of our products in the US (the “contingent payments” on the “agreement products”). As a result of the merger of Astra and Zeneca in 1999, these contingent payments (excluding those in respect of Prilosec and

Nexium) cannot be less than annual minimum sums between 2002 and 2007 ranging from $125 million to $225 million. Our payments have exceeded the minimum levels in all years.

Payment in the event of a business combination
On the merger of Astra and Zeneca, a one-time Lump Sum Payment of $809 million was triggered. As a result of this payment, Merck relinquished any claims it may have had to Zeneca products.

Termination arrangements
The Agreements provided for arrangements and payments under which, subject to the exercise of certain options, the rights and interests in our activities and products held by Merck immediately prior to the merger would be terminated, including details of:

>	The Advance Payment.
>	The Partial Retirement.
>	The First Option and True-Up.
>	The Loan Note Receivable.
>	The Second Option.

Advance Payment
The merger between Astra and Zeneca triggered the first step in the termination arrangements. Merck relinquished all rights, including contingent payments on future sales, to potential Astra products with no existing or pending US patents at the time of the merger. As a result, we now have rights to such products and are relieved of potential obligations to Merck and restrictions in respect of those products (including annual contingent payments), affording us substantial freedom to exploit the products as we see fit.

At the time of the merger, the Advance Payment was paid. It was calculated as the then net present value of $2.8 billion discounted from 2008 to the date of merger at a rate of 13% per annum and amounted to $967 million. It is subject to a true-up in 2008, as discussed under ‘First Option and True-Up’ below.

Partial Retirement
In March 2008, there will be a partial retirement of Merck’s limited partnership interest by payment to Merck of an amount calculated as a multiple of the average annual contingent payments from 2005 to 2007 on the relevant products, plus $750 million. See ‘General’ below for our current estimate of the amount of this payment.

Upon the Partial Retirement, Merck’s rights in respect of certain of the agreement products will end. The products covered by the Partial Retirement include Toprol-XL, Pulmicort, Rhinocort and Symbicort.

First Option and True-Up
In 2008, a calculation will be made of the Appraised Value, being the net present value of the future contingent payments in respect of all agreement products not covered by the Partial Retirement, other than Prilosec and Nexium. Payment of the Appraised Value to Merck in March 2008 will take place only if Merck exercises the First Option. Should Merck not exercise this option in 2008, we may exercise it in 2010 for a sum equal to the 2008 Appraised Value. See ‘General’ below for our current estimate of the amount of this payment.

Contingent payments will continue from 2008 to 2010 if we exercise in 2010.

Upon exercise of the First Option, Merck will relinquish its rights over the agreement products not covered by the Partial Retirement, other than Nexium and Prilosec. If neither Merck nor we exercise the option, the contingent payment arrangements in respect of these agreement products will continue (as will our other obligations and restrictions in respect of these products) and the Appraised Value will not be paid. Products covered by the First Option include Atacand, Plendil, Entocort and certain compounds still in development.

In addition, in 2008 there will be a true-up of the Advance Payment. The true-up amount will be based on a multiple of the average annual contingent payments from 2005 to 2007 in respect of all the agreement products with the exception of Prilosec and Nexium (subject to a minimum of $6.6 billion), plus other defined amounts (totalling $912 million). It is then reduced by the Appraised Value (whether paid or not), the Partial Retirement and the Advance Payment (at its undiscounted amount of $2.8 billion) to determine the true-up amount. The true-up will be settled in 2008 irrespective of whether the First Option is exercised, and this could result in a further payment by us to Merck or a payment by Merck to us. See ‘General’ below for our current estimate of the amount of this payment.

Should Merck exercise the First Option in 2008, we will make payments in respect of the Partial Retirement, the First Option and the true-up totalling a minimum of $4.7 billion. If we exercise the First Option in 2010, the combined effect of the amounts paid to Merck in 2008 and 2010 will total the same amount.

Loan Note Receivable
Included in the assets and liabilities covered by the Restructuring is a loan note receivable by us from Merck with a face value of $1.4 billion. In 2008, at the same time as

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the settlement of the Partial Retirement and the true-up, Merck will settle the loan note receivable by paying us $1.4 billion.

Second Option
A Second Option exists whereby we have the option to re-purchase Merck’s interests in Prilosec and Nexium in the US. This option is exercisable by us two years after the exercise of the First Option, whether the First Option is exercised in either 2008 or 2010. Exercise of the Second Option by us at a later date is also provided for in 2017 or if combined annual sales of the two products fall below a minimum amount provided, in each case, that the First Option has been exercised. The exercise price for the Second Option is the net present value of the future annual contingent payments on Prilosec and Nexium as determined at the time of exercise.

If the Second Option is exercised, Merck will then have relinquished all its interests in the partnership and the agreement products including rights to contingent payments.

General
The precise timing and amount of settlements with Merck under the Partial Retirement, the First Option and the true-up cannot be determined at the date of this review. For example, the payment of the First Option is contingent upon Merck (or us) exercising the First Option. Similarly, the timing and amount of the Second Option cannot be determined at this time as the amount of the true-up, the Partial Retirement and the Appraised Value have been estimated but are subject to finalisation. However, the total payments in respect of the Partial Retirement, the true-up and the First Option will not exceed the minimum of $4.7 billion referred to above should the First Option be exercised. We estimate the amount of the Partial Retirement will be approximately $4.3 billion, the amount of the Appraised Value will be approximately $0.6 billion and the amount of the true-up (a payment from Merck to us) will be approximately $0.2 billion.

If Merck were to exercise the First Option in 2008, the net minimum payment to be made to Merck, being the combined payments of $4.7 billion less the repayment of the loan note of $1.4 billion, would be $3.3 billion. In accounting for the Restructuring in 1998, the loan note was included in the determination of the fair values of the assets and liabilities that were acquired. At that time, the loan note was ascribed a fair value of zero on acquisition and on the balance sheet because we estimated that the net minimum payment of $3.3 billion equated to the fair value of the rights to be acquired under the Partial Retirement, true-up and First Option.

We anticipate that the benefits that accrue to us under all the termination arrangements arise:

>	Currently, from the substantial freedom over products acquired or discovered post-merger.

>	On occurrence of each stage of such arrangements, from enhanced contributions from, and substantial freedom over, those products that have already been launched (for example, Pulmicort, Symbicort, Rhinocort and Atacand) and those that are in development.

Economic benefits include relief from contingent payments, anticipated cost savings from cessation of manufacturing arrangements and other cost efficiencies together with the strategic advantages of increased freedom to operate.

Accounting treatments
Annual contingent payments
The annual contingent payments on agreement products are expensed as incurred.

Payment in the event of a business combination
The Lump Sum Payment was expensed at the point of merger since it caused no incremental benefits over the prior years’ aggregate Astra and Zeneca performance to accrue to the merged AstraZeneca entity.

Termination arrangements
We consider that the termination arrangements described above represent the acquisition, in stages, of Merck’s interests in the partnership and agreement products (including their rights to contingent payments) and depend, in part, on the exercise of the First and Second Options. The effects will only be reflected in the Financial Statements as these stages are reached. If and when all such payments are made, we will have unencumbered discretion in our operations in the US market.

The Advance Payment has been accounted for as an intangible asset and is being amortised over 20 years. This approach reflects the fact that, under the Agreements, we have acquired rights relieving us of potential obligations and restrictions in respect of Astra products with no existing or pending patents at the time of merger. Although these rights apply in perpetuity, the period of amortisation of 20 years has been chosen to reflect the typical timescale of development and marketing of a product.

The net payments we expect to make in 2008 ($2.7 billion, or $3.3 billion if Merck exercises the First Option) will be capitalised as intangible assets representing acquired product rights.

The economic benefits that attach to these acquired product rights range from (a) relief from the obligation to make future contingent payments on agreement products (other than Nexium and Prilosec) to (b) the ability to pursue value-adding opportunities to fully exploit our resources and products within our Gastrointestinal, Cardiovascular, Neuroscience and Respiratory therapy area portfolios. The intangible assets will therefore be amortised over a variety of lives to reflect the periods over which we expect to receive these economic benefits. For instance, intangible assets relating to relief from contingent payments will be amortised over the expected sales lives of the products concerned whereas assets relating to the ability to fully exploit our product portfolios will be amortised over 20 years, a period which reflects the typical timescale of developing and marketing a product.

The intangible assets will be subject to impairment testing and would be impaired if a product is withdrawn or if activity in any of the affected therapy areas is significantly curtailed. Similarly, because payment for the assets relating to the ability to fully exploit our product portfolios are made through the Partial Retirement and true-up whilst certain benefits arise at the time of settlement of the First and Second Options, some of these payments will be held as non-refundable deposits. Should either the First Option or the Second Option not be exercised, all or some of these latter payments will be expensed immediately.

Our ongoing monitoring of the projected payments to Merck and the value to us of the related rights takes full account of changing business circumstances and the range of possible outcomes to ensure that the payments to be made to Merck are covered by the economic benefits expected to be realised, including those attributable to the strategic benefits of being relieved from some or all of the restrictions of the partnership with Merck. Should our monitoring reveal that these payments exceed the economic benefits expected to be realised, we would recognise a provision for an onerous contract.

Taxation
We face a number of transfer pricing audits in jurisdictions around the world and, in some cases, are in dispute with the tax authorities. The issues under discussion are often complex and can require many years to resolve.

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CONTRACTUAL OBLIGATIONS
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
Payments due by period	$m	$m	$m	$m	$m

Bank loans and other borrowings	4,892	2,924	2,773	13,228	23,817

Operating leases	103	118	77	184	482

Merck arrangements	4,677	–	–	–	4,677

Other	571	–	–	–	571

Total	10,243	3,042	2,850	13,412	29,547

Accruals for tax contingencies require us to make estimates and judgements with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. The international tax environment presents increasingly challenging dynamics for the resolution of transfer pricing disputes. These disputes usually result in taxable profits being increased in one territory and correspondingly decreased in another. Our balance sheet positions for these matters reflect appropriate corresponding relief in the territories affected. We consider that at present such corresponding relief will be available but, given the challenges in the international tax environment, will keep this aspect under careful review. The total net accrual included in the financial statements to cover the worldwide exposure to transfer pricing audits is $1,322 million, an increase of $327 million due to a number of new audits, revisions of estimates relating to existing audits, offset by a number of negotiated settlements. For transfer pricing audits where we are in dispute with the tax authorities, we estimate the potential for reasonably possible additional losses above and beyond the amount provided to be up to $400 million; however, we believe that it is unlikely that these additional losses will arise. Of the remaining tax exposures, we do not expect material additional losses. It is not possible to estimate the timing of tax cash flows in relation to each outcome; however, it is anticipated that a number of significant disputes may be resolved over the next one to two years.

POST-EMPLOYMENT BENEFITS
We offer post-retirement benefit plans which cover many of our employees around the world. In keeping with local terms and conditions, most of these plans are defined contribution in nature where the resulting income statement charge is fixed at a set level or is a set percentage of employees’ pay. However, several plans, mainly in the UK (which has by far the largest single scheme), the US and Sweden, are defined benefit plans where benefits are based on employees’ length of service and final salary (typically averaged over one, three or five years). The UK and US defined benefit schemes were closed to new entrants in 2000. All new employees in these countries are offered defined contribution schemes.

In applying IAS 19 ‘Employee Benefits’, we recognise all actuarial gains and losses immediately through reserves. This methodology results in a less volatile income statement charge than under the alternative approach of recognising actuarial gains and losses over time. Investment decisions in respect of defined benefit schemes are based on underlying actuarial and economic circumstances with the intention of ensuring that the schemes have sufficient assets to meet liabilities as they fall due, rather than meeting accounting requirements. The trustees follow a strategy of awarding mandates to specialist, active investment managers which results in a broad diversification of investment styles and asset classes. The investment approach is intended to produce less volatility in the plan asset returns.

The overall recognised deficit in the Group’s defined benefit schemes increased from $1,842 million at 31 December 2006 to $1,998 million at 31 December 2007. This was principally due to net actuarial losses (gains from changes in obligation assumptions, offset by experience losses on assets and obligations) and exchange. In assessing the discount rate applied to the obligations, we have used rates on AA corporate bonds with durations corresponding to the maturities of those obligations. At the last full actuarial valuation at 31 March 2006, the market value of the UK fund’s assets was £3,070 million, representing a solvency ratio of 97% on the fund’s liabilities.

INTERNATIONAL ACCOUNTING TRANSITION
On transition to using adopted IFRS in the year ended 31 December 2005, we took advantage of several optional exemptions available in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ and we discuss the major effects below.

>	Business combinations – IFRS 3 ‘Business Combinations’ has been applied from 1 January 2003, the date of transition, rather than being applied fully retrospectively.
As a result, the combination of Astra and Zeneca is still accounted for as a merger, rather than through purchase accounting. If purchase accounting had been adopted, Zeneca would have been deemed to have acquired Astra. Under this scenario the purchase costs of Astra would have been $34 billion. Intangible assets amounting to approximately $12 billion would have been recognised and property, plant and equipment would have been fair valued upwards by about $288 million offset by deferred tax amounting to $4 billion. Goodwill of $15 billion would have arisen. The recognition of intangible assets and higher property, plant and equipment would have resulted in increased amortisation and depreciation charges to income, net of tax, of approximately $1 billion in 2007.

>	Employee benefits – the provisions of IAS 19 have been applied from the date of transition when the full actuarial deficit was recognised as opposed to being applied retrospectively. Since we have adopted the amendment to IAS 19 allowing actuarial gains and losses to be recognised immediately directly in equity, the adoption of this exemption makes no difference to our reported results or net assets.

>	Cumulative exchange differences – we have chosen to set the cumulative exchange difference reserve at 1 January 2003 to zero.

NEW ACCOUNTING STANDARDS
New International Financial Reporting Standards which have been issued (both adopted and not yet adopted) are discussed on pages 121 and 123 (Accounting Policies).

SARBANES-OXLEY ACT SECTION 404
As a consequence of our listing on the New York Stock Exchange, AstraZeneca is required to comply with those provisions of the US Sarbanes-Oxley Act applicable to foreign issuers. Section 404 of this legislation requires companies annually to assess and make public statements about the quality and effectiveness of their internal control over financial reporting.

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Our approach to the assessment has been to select key transaction and financial reporting processes in our largest operating units and a number of specialist areas such as financial consolidation and reporting, treasury operations and taxation so that, in aggregate, we have covered a significant proportion of each of the key line items in our Financial Statements. Each of these operating units and specialist areas has ensured that its relevant processes and controls are documented to appropriate standards, taking into account, in particular, the guidance provided by the Securities and Exchange Commission. We have also reviewed the structure and operation of our ‘entity level’ control environment. This refers to the overarching control environment, including structure of reviews, checks and balances that are essential to the management of a well controlled business.

The Directors have concluded that our internal control over financial reporting is effective as at 31 December 2007 and the assessment is set out on page 116. KPMG Audit Plc have audited the effectiveness of internal control over financial reporting and, as noted on page 117, their report is unqualified.

RESULTS OF OPERATIONS – SUMMARY ANALYSIS OF YEAR TO 31 DECEMBER 2006
The tables below show our sales by therapy area and by key, patent expiry and base products and operating profit for 2006 compared to 2005.

Reported performance
Our sales grew by 11% from $23,950 million to $26,475 million, an increase of $2,525 million. Operating profit increased by 26% from $6,502 million to $8,216 million. Earnings per share for the year were $3.86, a rise of 33% from $2.91 in 2005. We estimate that without

SALES BY THERAPY AREA (2006 AND 2005)
			2006	2005	2006 compared to 2005

		Growth	Growth due to		Growth	Growth
		underlying	exchange effects		underlying	reported
	$m	$m	$m	$m	%	%

Cardiovascular	6,118	780	6	5,332	15	15

Gastrointestinal	6,631	297	(21)	6,355	4	4

Infection and other	875	37	(1)	839	4	4

Neuroscience	4,704	656	(11)	4,059	16	16

Oncology	4,262	470	(53)	3,845	12	11

Respiratory and Inflammation	3,151	284	(6)	2,873	10	10

Others	734	89	(2)	647	13	13

Total	26,475	2,613	(88)	23,950	11	11

SALES BY KEY, PATENT EXPIRY AND BASE PRODUCTS (2006 AND 2005)
			2006	2005	2006 compared to 2005

		Growth	Growth due to		Growth	Growth
		underlying	exchange effects		underlying	reported
	$m	$m	$m	$m	%	%

Key
(Arimidex, Crestor, Nexium, Seroquel, Symbicort)	13,318	2,475	(6)	10,849	23	23

Patent expiry
(Losec, Nolvadex, Plendil, Seloken/Toprol-XL, Zestril)	3,837	(335)	(21)	4,193	(8)	(8)

Base	9,320	473	(61)	8,908	5	5

Total	26,475	2,613	(88)	23,950	11	11

OPERATING PROFIT (2006 AND 2005)
		2006		2005	Percentage of sales		2006 compared to 2005

		Growth	Growth due to				Growth	Growth
		underlying	exchange effects		2006	2005	underlying	reported
	$m	$m	$m	$m	%	%	%	%

Sales	26,475	2,613	(88)	23,950			11	11

Cost of sales	(5,559)	(188)	(15)	(5,356)	(21.0)	(22.4)	4	4

Gross margin	20,916	2,425	(103)	18,594	79.0	77.6	13	13

Distribution costs	(226)	(15)	-	(211)	(0.9)	(0.8)	7	7

Research and
development	(3,902)	(532)	9	(3,379)	(14.7)	(14.1)	16	16

Selling, general
and administrative	(9,096)	(410)	9	(8,695)	(34.4)	(36.3)	5	5

Other operating income
and expense	524	326	5	193	2.0	0.8	169	172

Operating profit	8,216	1,794	(80)	6,502	31.0	27.2	28	26

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the sales and contribution from Toprol-XL in the US sales growth would have been 11% and earnings per share would have been $3.36, up 35% over 2005.

Underlying performance
Sales
Sales for the full year increased 11% at CER with good sales growth in all regions (US up 16%; Europe up 6%; Japan up 5%; Rest of World up 11%). This growth was driven by volume improvements that were offset by price reductions (particularly in the US and parts of Europe). Excluding Toprol-XL sales from both 2006 and 2005, growth was 11%.

The combined sales of five key products (Arimidex, Crestor, Nexium, Seroquel and Symbicort) grew by 23% to $13,318 million and now account for just over 50% of our total sales (up from 45% in 2005). Patent expiry products represented around 14% of sales, down from 18% in 2005. Base products saw growth of 5% in 2006 over 2005 although the relative percentage of sales fell.

The Gastrointestinal portfolio grew by 4% as Nexium growth more than offset the continuing decline in Losec/Prilosec. Nexium sales increased by 12% to $5,182 million. Sales in the US were up 13% to $3,527 million on continued strong volume growth offset by lower price realisation. Nexium sales in other markets increased 10%, as good volume growth in France and Italy helped mitigate the significant price erosion in Germany. Losec/Prilosec sales were down 16% to $1,371 million.

In Cardiovascular, sales grew by 15% to $6,118 million. Crestor sales exceeded $2 billion, reaching $2,028 million, up 59%. Sales in the US were up 57% to $1,148 million. Sales in other markets increased by 61% on good growth in Europe and the second half launch in Japan. Seloken/Toprol-XL sales increased by 3% to $1,795 million. US sales growth was restricted to 7% by the launch in November of generic Toprol-XL 25mg by Sandoz (formerly Eon Labs). The performances of Crestor and Seloken/Toprol-XL more than offset declines in Zestril and Plendil, down by 7% and 24%, respectively.

Respiratory and Inflammation sales increased by 10% to $3,151 million. Symbicort sales were the main driver of this growth and increased 18% to $1,184 million. Elsewhere in the therapy area, Pulmicort sales rose by 11% with annual sales of $1,292 million, whilst Rhinocort sales declined to $360 million, down by 7%.

Sales in the Oncology portfolio grew by 12% to $4,262 million. Arimidex sales increased 29% to $1,508 million. Casodex sales grew by 9% to $1,206 million, and Zoladex sales exceeded $1 billion for the second year in a row. Iressa sales fell by 11% to $237 million, as growth in Asia Pacific went some way to offset declines in the US.

Neuroscience sales grew by 16% to $4,704 million. Seroquel sales exceeded $3 billion to reach $3,416 million (up 24%).

Geographic analysis
In the US, sales were up 16%. Sales growth for Nexium, Seroquel, Arimidex and Crestor amounted to $1,441 million, whilst there were declines in products such as Prilosec. Toprol-XL grew in the year although it faced generic competition from November. Adjusting sales to exclude Toprol-XL sales from both 2006 and 2005, growth was 11%.

Revenue from outside the US now accounts for 53% of our sales. In Europe, sales increased by 6% for the full year, with good volume growth partially offset by lower realised prices. Sales for the five key products combined grew by 21%. However, performance was hindered by declines in Germany, where doctors have been encouraged to prescribe generics.

Sales in Japan increased by 5% as a result of good growth for Casodex and Arimidex together with the launch of Crestor. Sales in China were up 19% to $328 million on the back of strong growth in all the major therapy areas, particularly Oncology.

Operating margin and retained profit Operating margin increased by 3.8 percentage points from 27.2% to 31.0%. Excluding the effects of currency and other income, underlying margin increased 2.9 percentage points for the full year.

Gross margin increased by 1.4 percentage points to 79.0% of sales. Slightly lower payments to Merck (4.7% of sales) benefited gross margin by 0.1 percentage points whilst currency and royalties reduced gross margin by 0.1 percentage points and 0.2 percentage points, respectively. Excluding the prior year costs for the early termination of the MedPointe Zomig US distribution agreement and manufacturing provisons (in total $134 million) and the 2006 provisions made in respect of Toprol-XL, NXY-059 and manufacturing efficiencies (in total $215 million), underlying margin improved by 1.5 percentage points.

R&D expenditure was up 16% to $3,902 million (14% excluding the Cambridge Antibody Technology investment) and increased by 0.6 percentage points to 14.7% of sales. Selling, general and administrative cost increases were restricted to 5% over the last year, reaching $9,096 million and adding 2.0 percentage points to operating margin.

Higher net other income and expense increased operating margin by 1.1 percentage points due principally to higher royalties, plus the $109 million gain recognised in the first half of the year from the divestment of the US anaesthetics and analgesic products to Abraxis BioScience Inc., and the disposal of non-core products in Scandinavia ($32 million) in the final quarter.

Included within cost of sales is the movement in fair value of financial instruments used to manage our transactional currency exposures; the loss for the year, net of an exchange gain on the underlying exposures, was $11 million. Other fair value movements of $5 million are charged elsewhere in operating profit.

Net interest and dividend income for the year was $327 million (2005 $165 million). The increase over 2005 is primarily attributable to higher average investment balances and yields. The reported amounts include $43 million (2005 $15 million) arising from employee benefit fund assets and liabilities reported under IAS 19, ‘Employee Benefits’.

The effective tax rate for the twelve months was 29.0% (2005 29.1%) . The decrease compared to 2005 is the net effect of tax benefits arising from a different geographical mix of profits, tax deductions relating to share-based payments and the recognition of deferred tax assets in respect of tax credit carry forwards, offset by an increase in tax provisions principally in relation to global transfer pricing issues.

Earnings per share increased by 34% from $2.91 in 2005 to $3.86 for the current year. We estimate that the share re-purchase scheme has added 6 cents to earnings per share (after taking account of interest income foregone).

In 2006, Toprol-XL contributed US sales of $1,382 million and earnings per share of 50 cents. Since the timing of approval and launch of other proposed generic products (in addition to the 25mg launched by Sandoz) is difficult to predict, we believe that future performance can be best judged by excluding

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Toprol-XL from current performance. Consequently, if Toprol-XL were excluded from the current and prior years, sales growth would be 11% and earnings per share growth would be 36%.

FINANCIAL POSITION, INCLUDING CASH FLOW AND LIQUIDITY – 2006
All data in this section are on an actual basis (unless otherwise stated).

The net book value of our assets increased from $13,691 million to $15,416 million. Net profit was distributed by dividends of $2,217 million and share buy-backs of $4,147 million.

Property, plant and equipment
The increase in the value of property, plant and equipment was due primarily to additions of $822 million and exchange of $689 million offset by depreciation and impairments of $1,003 million. Additions were mainly driven by investment in building upgrades in the UK, Sweden and the US as well as a vehicle programme in the US.

Goodwill and intangible assets
The significant increase in the value of goodwill and intangibles was primarily due to the expansion of our externalisation programme (as described in more detail below). The additions of $1,360 million arising from the acquisition of Cambridge Antibody Technology were partly offset by the disposal of the Humira™ royalty stream intangible acquired with the company ($661 million). The other major additions were from the acquisition of KuDOS Pharmaceuticals ($297 million), the co-promotion agreement in respect of Abraxane® ($200 million) and software ($121 million).

Inventories
After excluding the effects of exchange of $203 million, the value of inventories fell by $159 million to $2,250 million, a reduction of just over 7%. This reflected a continuation of the work to reduce our inventory levels, with reductions seen primarily in the US (including declines in the levels of Merck-related inventory) and in the UK.

Receivables and payables
Receivables grew from $4,778 million at the end of 2005 to $5,561 million at the close of 2006. $270 million of this increase was due to exchange. The underlying rise of $513 million was driven by increases in trade debtors in the US (through higher sales in the last months of the year), the UK (primarily from higher export sales) and across several European markets. The second instalment of income due from the disposal of the anaesthetics business in the US (as described in more detail below) also contributed to the increase, which was offset by reductions in insurance balances.

There was an underlying increase in payables and provisions of $499 million arising principally from higher payables in the US (due to increased volumes of purchases from Merck) and the deferred income from the disposal of the anaesthetics business. There were also increases from insurance payables and Toprol-XL related severance provisions, which were reduced by the settlement of the defined benefit pension scheme in Japan. In addition, exchange effects accounted for just over $400 million.

Cash flow
Cash generated from operating activities in the year was $7,693 million, $950 million higher than in 2005. The improvement was due principally to an increase in profit before tax of $1,876 million offset by a $224 million increase in working capital requirements and a $563 million increase in tax paid. Tax paid for the year was $2,169 million compared to $1,606 million in 2005. This increase in 2006 compared to 2005 was due to increased profits in 2006.

Net cash outflows from investing activities were $272 million compared to $1,182 million in 2005. Net cash from investing activities was affected by the management of Group funds, with funds being transferred between long-term deposits and liquid cash. After excluding these inflows of $1,120 million (outflows of $491 million in 2005), underlying cash flows associated with investing activities were an outflow of $1,392 million in 2006 compared with $691 million in 2005. During the year, cash of $1,148 million was paid for the acquisition of Cambridge Antibody Technology and KuDOS Pharmaceuticals. There was a $388 million increase in expenditure on intangible assets as a result of the new collaboration deals (as described in the section immediately below). Proceeds of $661 million were received on disposal of the Humira™ royalty stream, an asset acquired as part of the acquisition of Cambridge Antibody Technology.

After shareholder returns of $5,382 million (comprising net share re-purchases of $3,162 million and $2,220 million dividend payments), and a net $1,148 million cash outflow from acquisitions (net of cash acquired), there was an overall increase in net funds of $1,135 million.

Investments, divestments and capital expenditure
The commitment to strengthening our product pipeline through pursuing external opportunities (in addition to the sustained investment in internal discovery and development) bore fruit in 2006 with two major acquisitions and several other significant licensing agreements and collaborations. In January 2006, we acquired the entire share capital of KuDOS Pharmaceuticals for $206 million to access DNA repair technology as well as several products, including the poly-ARP-ribose polymerase inhibitor in Oncology. We followed this by acquiring the total share capital of Cambridge Antibody Technology (adding to the 19.9% we have held since December 2004) to provide a foundation for establishing a significant biopharmaceuticals capability. The total cost of this acquisition of $1,116 million was reduced by disposing of the non-core intangible asset arising from the Humira™ royalty stream for $661 million in October 2006.

These acquisitions were complemented by significant licensing and collaboration agreements. These were led by four significant agreements with AtheroGenics, Inc., Protherics PLC, Targacept Inc., and POZEN, Inc., with combined payments (capitalised as intangible assets) in 2006 of $151 million. With AtheroGenics we entered into a development and commercialisation agreement for AGI-1067, a novel anti-atherosclerotic agent being studied for the treatment of patients with coronary disease, paying an upfront fee of $50 million in January 2006. Our agreement with Protherics is in respect of the anti-sepsis product CytoFab™ and involved both a 4.3% equity investment in Protherics of $13 million and an intangible asset of $31 million. In the case of Targacept, we have capitalised as an intangible asset payments totalling $30 million in respect of a neuronal nicotinic partial agonist focused on cognitive disorders. The payments comprised a $10 million upfront fee on signing and a $20 million milestone payment when proof of concept studies commenced. The agreement with POZEN is for the co-development of a combination product comprising esomeprazole and naproxen with an upfront fee of $40 million. In addition to these, we have entered into agreements with Schering AG, Array, Kinacia, Dynavax, Cubist and Argenta, capitalising around $70 million in intangible assets. All of these agreements include provisions for further payments over and above the initial signing or upfront fees, depending on certain development and sales milestones. The second payment to Targacept is an example of such milestones.

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Complementing these agreements, in June 2006 we entered into a co-promotion agreement with Abraxis BioScience, Inc. in respect of Abraxane® in the US. An upfront signing fee of $200 million was paid and to date we have earned $18 million in alliance revenue from the arrangement. We have also entered into an agreement with Abbott Laboratories to co-develop and co-promote a single pill, fixed dose combination of Crestor and an Abbott fenofibrate. Abbott has paid $50 million upfront, recognition of which has been deferred and will be credited to income should we elect to launch the product. Lastly, we disposed of our Diprivan and local anaesthetics business in the US to Abraxis for a total price of $340 million, comprising an upfront payment of $265 million and $75 million to be paid in 2007. A gain of $109 million was recognised immediately with the balance to be recognised over the accompanying five year manufacturing arrangement.

On behalf of the Board

G H R MUSKER
Group Secretary and Solicitor

31 January 2008

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		the Board. Our objective is to ensure that our compensation policies and practices support the generation of growth, and facilitate thereby the generation of value for shareholders. Meeting those objectives dominated our agenda during 2007. This included creating the appropriate compensation structures for the new MedImmune business.”

“Our role in the Remuneration Committee is to provide governance and strategic oversight of remuneration on behalf of		JOHN VARLEY Chairman of the Remuneration Committee

CONTENTS		REMUNERATION COMMITTEE MEMBERSHIP AND MEETINGS

Remuneration Committee membership and meetings	98	The members of the Remuneration Committee are John Varley (who became the Chairman of the Committee on 26 April 2007), John Buchanan, Louis Schweitzer (since 12 September 2007) and Nancy Rothwell (since 26 April 2007). They are all Non-Executive Directors. The Board considers them all to be independent with the exception of Louis Schweitzer who was considered independent upon his appointment as Chairman of the Board. (The independence of the Non-Executive Directors is discussed in more detail in the Directors’ Report on page 43). During 2007, three members resigned from the Remuneration Committee because they retired or resigned from the Board, namely Peter Bonfield (following his retirement from the Board on 26 April 2007), Erna Möller (following her retirement from the Board on 26 April 2007) and Joe Jimenez (following his resignation from the Board on 12 April 2007). The Company Secretary acts as the secretary to the Remuneration Committee.

		The Remuneration Committee met six times in 2007. Each meeting was attended by all of its members, except that other commitments prevented John Varley (prior to his appointment as Chairman of the Committee) and John Buchanan from each attending one meeting. Nancy Rothwell and Louis Schweitzer joined the Committee on 26 April 2007 and 12 September 2007 respectively and have attended all meetings from these dates, except that both Nancy Rothwell and Louis Schweitzer were unable to attend the meeting on 3 December 2007 as this was set up with short notice as it was an urgent meeting.

Remuneration Committee remit and key activities during the year	98

AstraZeneca’s overall remuneration policy and purpose	99

Components of remuneration	100

Executive Directors’ and Senior Executive Team’s remuneration and terms of employment	100

Audit	105

Directors’ emoluments in 2007	106

Pensions	108

Transactions with Directors	108

Total shareholder return graphs	109

Directors’ interest in shares	110

Share options	113

Gains by Directors on exercise of share options	114

This Directors’ Remuneration Report has been prepared in accordance with the Directors’ Remuneration Report Regulations 2002 (the Regulations) and meets the relevant requirements of the Financial Services Authority’s (FSA) Listing Rules. As required by the Regulations, a resolution to approve the report will be proposed at the Annual General Meeting (AGM) on Thursday 24 April 2008.

The following sections of the Directors’ Remuneration Report up to and including the section titled ‘Non-Executive Directors’ page 105 were not subject to audit by KPMG Audit Plc.

At the request of the Remuneration Committee, the Chief Executive Officer and certain senior managers were invited to attend meetings of the Remuneration Committee throughout the year. Accordingly, the following attended meetings of the Remuneration Committee in 2007, except where their own remuneration was being discussed: David Brennan (Chief Executive Officer); Tony Bloxham (formerly Executive Vice-President, Human Resources) and, following his retirement, Lynn Tetrault (Executive Vice-President, Human Resources and Corporate Affairs); Peter Brown (formerly Vice-President, Global Compensation and Benefits) and, following his retirement, Simon Appleby (Vice President, Performance and Reward); and (prior to his becoming a Remuneration Committee member and when the business of the meeting was better served by his attendance) Louis Schweitzer. These individuals provided advice and services that materially assisted the Remuneration Committee during the year. In so doing, Mr Brown (and following his retirement, Mr Appleby) drew on various sources of data concerning directors’ and executives’ salaries, bonus levels and other incentives including general pharmaceutical industry reports and surveys, as well as surveys specifically carried out for the Company, such as those prepared by Towers Perrin.

During 2007, Carol Arrowsmith of Deloitte & Touche LLP (Deloitte) was appointed by the Remuneration Committee to provide it with independent advice on all matters being considered by it. Deloitte also provided taxation advice and other non-audit services to the Company.

REMUNERATION COMMITTEE REMIT AND KEY ACTIVITIES DURING THE YEAR
Remit
During 2007, the Remuneration Committee undertook a review of its own remit. This led to a proposal to adopt a revised remit, building on the model remit prepared by the Institute of Chartered Secretaries and Administrators (ICSA), which was subsequently approved by the Board. This revised remit reflects AstraZeneca’s commitment to operate in a way which is consistent with the highest standards of corporate governance.

The revised Remuneration Committee remit covers, amongst other things:

>	The requirement that the Remuneration Committee takes into account all factors which it deems necessary in order to achieve a competitive and fair remuneration structure which operates in the interests

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of shareholders and to the benefit of the financial and commercial health of the Company.

>	The constitution of the Remuneration Committee, including membership criteria and the process for the appointment of independent Non-Executive Directors to the Remuneration Committee.

>	The operation of the Remuneration Committee, by ensuring compliance to the fullest extent appropriate and practicable with the best practice principles contained within the UK Combined Code on Corporate Governance (annexed to the FSA’s Listing Rules).

>	The remuneration policy of the Group. This includes the Remuneration Committee’s responsibility, after appropriate consultation with the Chairman and the Chief Executive Officer, to make recommendations to the Board in respect of the Company’s policy for Executive Director and senior executive remuneration; to make decisions, on an individual basis, regarding each element of remuneration, including the terms and conditions of employment and the retirement/severance provisions for the Chairman, the Deputy Chairman, the Chief Executive Officer, the Executive Directors, the Company Secretary and those within the wider senior executive population that fall within the Remuneration Committee’s remit.

In formulating its proposals, the Remuneration Committee seeks to provide key executives every encouragement to enhance the Company’s performance and to ensure that individuals are fairly, but responsibly, rewarded for their contribution to the creation of shareholder value.

>	The duties of the Remuneration Committee, including a description of the routine or annual matters that fall to the Remuneration Committee to consider.

>	The responsibility of the members of the Remuneration Committee to report to shareholders annually, and to be available at the AGM to address questions arising.

>	The duty of the Remuneration Committee to review its own performance, constitution and remit at least once a year in order to ensure that it is operating effectively.

A copy of the Remuneration Committee’s remit is available on the Company’s website, astrazeneca.com.

Key activities during the year
The Remuneration Committee considered the following matters, amongst other things, during 2007:

>	The terms of senior executive packages on appointment and termination.

>	The remuneration principles relating to the newly enlarged biologics business operating under the MedImmune name, in order to ensure that the dynamic and entrepreneurial ethos of a biotechnology company is maintained, whilst ensuring that there is proper alignment with the strategic objectives of the Group as a whole to deliver shareholder value.

>	As described above, a review of its own remit and the development of a revised remit which has been adopted by the Board.

ASTRAZENECA’S OVERALL REMUNERATION POLICY AND PURPOSE
The Board is committed to maintaining a dynamic performance culture, in which the Group can compete strongly by employing and developing the best talent and where every employee is clear about the Company’s objectives, how their work will impact on those objectives and how they will benefit from achieving high levels of performance.

To underpin these objectives, in addition to fixed remuneration (basic pay, pension and certain other benefits) benchmarked against appropriate external comparators, the majority of employees are eligible to receive an annual cash incentive, with a component based on corporate financial performance in the form of earnings per share (EPS) and/or individual performance. Whilst details of bonus plans differ from country to country, the EPS component ensures that all eligible employees receive an element of reward based on the Company’s overall financial performance. In addition, long-term incentive awards are provided to selected employees in order to align their interests closely with those of the shareholders.

These pay-for-performance principles apply throughout the Group, and provide a consistent framework within which executive remuneration decisions are made. The Remuneration Committee seeks to ensure that the overall proportion of variable pay (bonuses and share-based awards) to which Directors and members of the Senior Executive Team (SET) may become entitled makes up a significant proportion of their overall remuneration package. The Remuneration Committee’s objective is to ensure that such variable pay is linked to a range of measures designed to promote both individual and team behaviour and performance that genuinely contributes to the success of AstraZeneca and which ultimately creates value for shareholders. Such measures are designed to be stretching and challenging.

Consistent with its approach during the year, the Board has confirmed that the Company’s overall remuneration policy and purpose going forward will continue to be to:

>	Attract and retain people of the quality necessary to sustain the Company as one of the best pharmaceutical companies in the world.

>	Motivate these people in order to achieve the level of performance necessary to create sustained growth in shareholder value.

In order to achieve this, the remuneration policy and practice are designed to:

>	Closely align individual and team reward with business performance at each level.

>	Encourage employees to perform to their fullest capacity.

>	Encourage employees to align their interests with those of shareholders.

>	Support managers’ responsibility to achieve improvements in business performance through people and to recognise superior performance, in the short and longer term.

>	Be internally consistent, as far as practicable and beneficial, but taking due account of local market needs and permitting flexibility where this is beneficial.

>	Be competitive and cost-effective in each of the relevant employment markets.

The cost and value of the components of the remuneration package are considered as a whole and are designed to:

>	Ensure a proper balance of fixed pay and variable performance-related pay (linked to short- and long-term objectives).

>	Reflect market competitiveness.

During 2008, the Remuneration Committee intends to review the current remuneration policy for members of the SET with a view to benchmarking reward against the companies and markets with which AstraZeneca should

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appropriately reference competitive levels of reward. This is partly the consequence of the changing composition of the senior leadership group, which has become increasingly international and partly because we have added significant capability in our pursuit of growth (the best example being the biologics businesses which we have acquired over the last two years). In seeking to attract, develop and retain the best human capital in the industry, we must remain very attentive to the wider industry practice and the impact of the international pay environment.

We expect to report to our shareholders the key findings, and any changes to the remuneration policy as a consequence of this review, in next year’s Annual Report and Form 20-F Information.

COMPONENTS OF REMUNERATION
During 2007, the components of employee remuneration (including that of the Executive Directors and SET members) comprised of fixed and variable (ie performance-related) elements, as illustrated below.

Throughout 2007, as in 2006, the principal components of the total remuneration package comprised:

>	Annual salary – based on conditions in the relevant geographic market and the value of an individual’s sustained personal performance to the business, resulting from their ability and experience.

>	Pension arrangements – appropriate to the relevant national market.

>	Benefits (such as healthcare) – cost-effective and compatible with relevant welfare arrangements.
>	Short-term bonus – a lump-sum payment related to the targeted achievement of corporate, functional and individual goals, measured over a year and contained within a specific plan. The corporate goals are derived from the annual financial targets set by the Board and take into account external expectations of performance. The functional goals are agreed by the Remuneration Committee at the start of, and are monitored throughout, the year. Bonuses are not pensionable. Individual goals are based on annual objectives which are linked to functional goals.

>	Long-term incentive plans – for selected groups, targeted at the achievement of strategic objectives closely aligned with the interests of shareholders, namely the AstraZeneca Performance Share Plan (PSP) described on pages 103 to 104, the AstraZeneca Share Option Plan described on pages 104 to 105 and in line with market practice. Some individuals (primarily those based in the US, but excluding Executive Directors), participate in the Restricted Stock Unit Plan(s) described on page 105.

>	Share participation – various plans provide the opportunity for employees to take a personal stake in the Company’s wealth creation as shareholders. These plans are described in Note 26 to the Financial Statements.

The way in which these elements of remuneration were combined and applied varies according to a range of factors including specific business needs and practices in different geographic markets, although, in general, the more senior the role within the business, the greater the proportion of total remuneration was made up from variable pay.

EXECUTIVE DIRECTORS’ AND SENIOR EXECUTIVE TEAM’S REMUNERATION AND TERMS OF EMPLOYMENT
Illustration of fixed and
variable remuneration
Based on our remuneration policy, the charts at the top of page 101 illustrate the potential weighting given to fixed and variable elements of the remuneration package at Executive Director level. Performance-related elements of the package are shown on an ‘Expected Value’ basis, and in the event that performance conditions are not met, such elements would not deliver any value. The Expected Value approach considers the range of possible outcomes and the probability attached to each, in order to provide a value that represents the average that would be delivered if the arrangements were operated over many years. The Expected Value for bonus payment is taken to be the target payout level.

Fixed remuneration
Basic salary
The basic salary for each Executive Director and SET member is determined by the Remuneration Committee. The Company’s policy is currently to set Executive Directors’ base salary levels by reference to practice across the UK FTSE 30. Other SET members are benchmarked against comparable jobs in the countries in which they normally work (primarily referenced against industry comparators or companies with levels of global operation and complexity similar to those of AstraZeneca).

Salary decisions reflect the experience and sustained performance of the individuals to whom they apply, taking account of market competitiveness and the level of increases applicable to employees in the wider Group. For the Executive Directors and other members of the SET, the policy has been to position salaries at or slightly above the median of the relevant market.

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EXECUTIVE DIRECTORS’ SALARIES 2008
	Annual salary	Annual salary
	in 2007	in 2008
Executive Director	£	£	% Increase

David Brennan	940,000	972,900	3.5

John Patterson	504,692	540,000	7.0

Simon Lowth	550,000[1]	550,000	0.0

[1] Simon Lowth was paid £91,700 during 2007 as he was only appointed as a Director from 5 November 2007.

All Executive Directors’ terms and conditions are UK-based, apart from David Brennan’s pension (including health insurance) arrangements, which are described below.

For 2008, the Executive Directors’ revised annual salaries are shown in the table at the top of this page.

Pension arrangements
The table on page 108 gives details of the changes in the value of the Executive Directors’ accrued pensions during 2007.

US Executive Directors’
pension arrangements
David Brennan is a member of the AstraZeneca US Defined Benefit Pension Plan, by virtue of his membership of pension plans applicable to legacy Astra Merck employees. Benefits for members of this plan are delivered on a tax- qualified basis, with accrued benefits that exceed specific limits under the plan’s formula and the US Tax Code being delivered through a supplementary, non-qualified plan. The normal pension age under both plans is 65.

In September 2008, David Brennan will satisfy a condition in the plan relating to combined age and service exceeding 85 years, which is a condition that applies to all members within the plan. Thereafter, on leaving or retiring from employment, he would be eligible to take a pension or lump sum equivalent based on accrued service and final pensionable pay (ie, without actuarial reduction). This change in status under the plan will trigger an increase in transfer value during 2008.

David Brennan’s participation in the pension plan is subject to a service cap at 35 years’ service, which will be attained in January 2011, after which no further service accrual can be earned.

Members and, in the event of death, surviving spouses/dependants can elect to take pensions in lump-sum form based on actuarial valuation.

In addition, David Brennan is a contributing member of the US 401(k) savings plan[2], as applies to all US employees. For 2008, David Brennan, along with all eligible US employees, will receive an up-lift to the contributions paid into the 401(k) and associated non-qualified saving plans.

UK Executive Directors’
pension arrangements
UK Executive Directors have the option to participate in the UK Pension Fund according to their eligibility, or to take a cash allowance in lieu of pension. The cash allowance is consistent with the appropriate cost of the alternative gross pension benefit.

John Patterson (Executive Director, Development) has elected to remain a member of the AstraZeneca Group’s main UK Defined Benefit Pension Plan for the option year 2007/2008 rather than take the cash allowance. The normal pension age under this plan is 62. However, a member’s accrued pension is available from age 60 without any actuarial reduction. In addition, the accrued pension is available, unreduced, from age 57 if the Group consents to a request for early retirement and from age 50 if the retirement is at the Group’s request. John Patterson reached age 60 in January 2008 and hereafter, on leaving or retiring from the Group, will be eligible to take a pension based on accrued service and final pensionable pay.

On death in retirement, the accrued pension is guaranteed payable for the first five years of retirement and then reduces to two-thirds of this amount should there be a surviving spouse or other dependant. Any member may choose higher or lower levels of survivor’s pensions at retirement, subject to HM Revenue & Customs limits, in return for an adjustment to their own pension of equivalent actuarial value. Pensions are also payable to dependent children.

Pensions in payment are increased annually in line with inflation, as measured by the UK Retail Prices Index, up to a maximum of 5%.

Simon Lowth (the Chief Financial Officer) is eligible to join the Group’s main defined contribution plan at a Group contribution rate of 24% of annual basic salary, or alternatively, to take the Group contribution as a cash allowance. For the option year 2007/2008, he has elected to take the cash allowance (as detailed beneath the pensions table on page 108).

Jonathan Symonds (the former Chief Financial Officer) benefited from a pension promise equivalent to membership of the UK Defined Benefit Pension Plan. This was delivered in 2007 through a combination of an annual payment by the Company of 26% of base salary paid into a personal pension, and an unfunded top-up benefit to deliver the balance. The aggregate benefits are shown in the table on page 108 as if the scheme were a defined benefit arrangement.

Following Jonathan Symonds’ resignation in July 2007, his pension arrangements were terminated in accordance with pre-existing rights under the governing documentation. Accordingly, the Company exercised its power to wind up the pension arrangement and pay out the accrued capital value of the unfunded top-up benefit. In so doing, the Committee took external independent actuarial advice as to what would be a reasonable valuation, resulting in a cash lump sum payment of £3.27 million being made.

The payment extinguishes all pension liabilities the Company has in respect of Jonathan Symonds.

[2]	The 401(k) savings plan is a qualified plan to which eligible employees may make salary-deferral contributions on a post-tax and/or pre-tax basis. Employers may also make matching or non-elective contributions to the plan.

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In the event of a senior employee in the main UK Defined Benefit Pension Plan becoming incapacitated, then a pension is payable immediately as if such person had reached normal retirement age (subject to a maximum of 10 years’ additional service), based on current pensionable salary. In the event of a member’s death prior to retirement, dependants are entitled to a pension of two-thirds of the pension that would have been earned had the deceased remained in service to age 62, plus a capital sum of four times pensionable pay.

In the event of a senior employee in the main UK Defined Contribution Pension Plan (or where an alternative cash allowance has been taken) becoming incapacitated, then Permanent Health Insurance provides continuation of a proportion of salary subject to satisfying medical criteria. In the event of death prior to retirement, dependants are entitled to a pension and/or lump sum secured from a multiple of ten times salary.

Benefits
In conjunction with the majority of employers, certain benefits are made available to the Executive Directors and members of the SET via a flexible benefits programme offered by AstraZeneca. Under this programme, participants may elect to purchase certain benefits such as funding to facilitate the purchase of a company car and additional insurance from a fund calculated by reference to basic salary.

Variable remuneration
Executive Directors and members of the SET are eligible to participate in a number of different elements of variable pay, which are described below. The decision as to whether or not in any given year the Executive Directors and members of the SET receive any or all of their elements of variable pay is determined by the Remuneration Committee, who will typically have regard to the performance of the individual and will consider the elements of variable pay applicable to senior employees in other comparable organisations in making such a determination.

Short-term bonus
Performance criteria
All Executive Directors and members of the SET are eligible for a short-term bonus. The basis for the payment of any short-term bonus is determined by reference to a range of factors linked to the underlying performance of AstraZeneca’s business, the performance of the functional area for which the individual is responsible and the performance of the individual in his or her role. Further discussion of the weighting of each of these factors is set out under the heading ‘Structure and Assessment of Performance’ below.

In respect of the assessment of bonuses for 2007, EPS (excluding restructuring and synergy costs) increased by 7%; global sales increased by 7% overall; and operating profit (excluding restructuring and synergy costs) increased by 8%. The development pipeline was strengthened and now comprises 95 clinical projects. The size of the phase III portfolio doubled from five to 10 projects (covering nine new compounds). It was a record year in terms of the number of new molecules entering phase I compared with 2006 (24 in 2007, 12 in 2006). During 2007, there were significant externalisation developments, including the acquisition of MedImmune, Inc. which is described in detail on page 25. Good progress was made in product development life cycle management. These achievements were underpinned by a continuing emphasis on cost discipline, improved productivity and performance management. During 2007, the Business Performance Management framework was reviewed, with a view to further enhancing focus on AstraZeneca’s strategic objectives. Bonus outcomes for 2007 reflected overall corporate and relevant functional performance in 2007 against clear objectives in relation to the following categories:

>	Performance (financial and operational).
>	Patients.
>	Products.
>	People.

Bonus outcomes for 2008 will reflect overall corporate financial and relevant functional performance against clear objectives in relation to the following categories which are consistent with delivering shareholder value:

>	Strengthening the pipeline.
>	Growing the business.
>	Reshaping the business.
>	Promoting a culture of responsibility and accountability.

More information about these objectives is set out in the section Goals, Strategy and Performance Measurement on pages 9 to 12.

Structure and assessment of performance
Since consultation with shareholders in 2004, the performance criteria for determining the annual bonus for Executive Directors (and other SET members) have been as follows:

>	50% by reference to EPS.

>	25% by measures relating to the individual’s particular area of responsibility (or, in the case of the Chief Executive Officer, the average of these individual outcomes for the other members of the SET).

>	25% by a balance of qualitative and quantitative measures that address overall business performance.

Consistent with best practice, the Remuneration Committee has put in place a requirement that a certain proportion of any short-term bonus payment should be deferred and invested into Ordinary Shares (or ADSs) in the Company acquired on the open market at the prevailing market price and held on behalf of the individual Executive Director by the Company for a period of three years from the date of acquisition. This arrangement is intended as one of the ways in which, over time, Executive Directors will be able to build up a significant shareholding in the business. Although the delivery of these shares to the individual after three years is not contingent on the continued performance of the business, the Remuneration Committee has reserved the right to retrospectively alter bonus outcomes in circumstances where it does not consider that the delivery of shares is warranted by the underlying performance of the business. The proportion currently deferred into shares is one third of the pre-tax bonus for Executive Directors and one sixth for all other SET members. On leaving, participants would normally have to wait for the shares to be released at the end of the three year period. For 2007, the short-term bonuses awarded to the Executive Directors are set out on page 103.

Bonus outcomes for 2007
The bonus outcomes for 2007 are shown in the table at the top of page 103. Bonuses are not pensionable.

For 2008, the bonus ranges for each Executive Director are shown on page 103 and are the same as for 2007.

Long-term incentive plans
Executive Directors and members of the SET may also be granted share options under the AstraZeneca Share Option Plan and awards under the AstraZeneca Performance Share Plan. The grant of such options and award of such shares are determined by the Remuneration Committee, as are the performance targets that apply to their vesting and/or exercise. Both of these schemes are

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BONUS OUTCOMES FOR 2007
	Short-term bonus
	(delivered as a combination of cash and shares,	Percentage
	as shown in the table of emoluments)	of salary
Executive Director	£	%

David Brennan	1,008,150	107.3

John Patterson	468,425	92.8

Simon Lowth[1]	80,381	87.7

BONUS RANGES FOR 2008
Bonus range for 2008
	Executive Director	%

	David Brennan	0 – 180

	Simon Lowth	0 – 150

	John Patterson	0 –150

[1]	Part year only as appointed Director on 5 November 2007.

intended to align the interests of Executive Directors and members of the SET with those of shareholders. Following the exercise of an option under the AstraZeneca Share Option Plan it is the expectation of the Remuneration Committee that the Executive Directors will retain the net number of shares from the exercise for a period of not less than six months from the date of exercise.

Shareholding guidelines
For the Executive Directors and members of the SET, the Remuneration Committee has established target shareholding guidelines in which it is expected that Executive Directors build up their own holding of shares in the Company, equivalent to one times their basic salary. It is expected that these shareholding targets will be reached in part through shares delivered from the various long-term incentive arrangements as well as the deferred part of the short-term bonus (described above).

AstraZeneca Performance Share Plan
The AstraZeneca Performance Share Plan (PSP) was approved by shareholders at the AGM in 2005 and provides for the grant of performance share awards (Awards) over Ordinary Shares or American Depositary Shares in AstraZeneca PLC (together, the Shares).

Basis of participation
The Remuneration Committee is responsible for setting the policy for the way in which the PSP should be operated, including agreeing performance targets, identifying which employees should be invited to participate in the PSP and the level of Awards. Participation is highly selective and tends to only include senior employees on the basis of their performance. Awards are not pensionable and may not generally be assigned or transferred.

Generally, Awards can be granted at any time (although in practice they are awarded annually), but not during a close period of the Company. In 2007, the main grant of Awards was made on 30 March, with other awards approved by the Remuneration Committee in relation to, for example new appointments or promotions granted on 24 August and 16 November. The value of the shares subject to the Award is determined by reference to the market price of Shares over the three-day period immediately preceding the date of grant.

Details of Awards to Executive Directors are shown in the table on page 111.

Performance conditions
Save in exceptional circumstances, which are prescribed in the PSP rules, the vesting of Awards is contingent on the satisfaction of specified performance targets and continued employment with the Group. In addition to the satisfaction of these performance targets, Awards will generally not vest until the third anniversary of the date of grant although Awards may vest in part on a time pro-rated basis where a participant ceases to be in relevant employment under certain circumstances during the vesting period to the extent that the performance targets have been met.

Performance period and vesting dates
In the case of all Awards granted so far, the performance target relates to the three-year period commencing on 1 January of the year of grant. Thus, for the Awards made in 2007, the performance period runs from 1 January 2007 to 31 December 2009. The vesting date is the third anniversary of the date of grant.

Performance targets
For all Awards so far, the performance target is the Company’s total shareholder return (TSR) over the relevant three-year period compared with the TSR of a selected peer group of pharmaceutical companies for the same period. These companies are currently a total of 12: Abbott Laboratories, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Novartis, Pfizer, Roche, Sanofi-Aventis, Schering-Plough and Wyeth.

TSR looks at share price increase and dividends re-invested in respect of a notional number of shares, from the beginning of the relevant performance period to the end of it, and ranks the companies in the selected comparator group by reference to their TSR achieved over that period. The rank which the Company’s TSR achieves over the performance period will determine how many Shares will vest under the relevant Award, as per the vesting schedule shown in the table below:

TSR ranking	Vesting percentage of
of the Company	Shares under Award %

Below median	0

Median	30

Upper quartile	100

Between median and upper quartile	Pro rata

Significantly above upper quartile	up to 125

To alleviate any short-term volatility, the return index is averaged in the TSR calculations for each company over the three months prior to the start and end of the relevant performance period.

In addition to the TSR performance target being met for each Award as set out above, the Remuneration Committee also has to satisfy itself that achievement of the TSR performance target is a genuine reflection of the Company’s underlying financial performance and has the discretion to not allow Awards to vest or to only allow them to partially vest where this appears to the Remuneration Committee to be warranted.

The Remuneration Committee has the discretion to award Shares up to a further 25% over and above the Shares subject to the Award, if the Company’s TSR performance is substantially better than that of the upper quartile of the comparator group.

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Individual limit
In respect of any financial year, the maximum market value of Shares that may be put under Award in respect of an employee is 500% of that employee’s basic salary. This limit excludes the above 25% maximum additional Shares that may vest, at the sole discretion of the Remuneration Committee, if the Company’s TSR performance is substantially above that of the upper quartile of the comparator group. For Awards to vest at this level, the Company would need to have sustained a level of performance well in excess of upper quartile over a period of years and the Remuneration Committee would need to be satisfied that this was warranted.

The actual individual limits that apply under the PSP, subject to this maximum, are set by the Remuneration Committee from time to time.

Performance under the AstraZeneca Performance Share Plan in 2007
The Peer Group Graphs on page 109 show, for each Award, how the Company’s TSR performance has compared with the TSR for the companies in the comparator group from the first day of the relevant performance period to 31 December 2007 and how the Company ranks against those other peer companies on this basis. We will continue to report on the performance of each Award against the relevant performance target during the relevant vesting period.

Change in control provisions
On a change in control of the Company as a result of a general offer to acquire the whole of the issued ordinary share capital of the Company, Awards will vest pro-rata to the time elapsed between the date of grant of the Award and the date of the change in control to the extent that the relevant performance targets have been met up to the date of the change in control (or the most practicable earlier date). The Remuneration Committee will, however, have discretion to take into account any other factors it believes to be relevant in determining the extent to which Awards will vest in these circumstances.

AstraZeneca Share Option Plan
The AstraZeneca Share Option Plan (SOP) was approved by shareholders at the AGM in 2000 and provides for the grant of share option awards (Awards) over Ordinary Shares or American Depositary Shares in AstraZeneca PLC (together, the Shares).

Basis of participation
The Remuneration Committee is responsible for setting the policy for the way in which the SOP should be operated, including agreeing performance targets and identifying which employees should be invited to participate and the level of Awards. Participation is highly selective and tends to only include senior employees on the basis of their performance (except in the US where for cultural reasons, participation in the SOP is more widespread). Awards are not pensionable and may not generally be assigned or transferred.

Generally, Awards can be granted at any time, but not during a close period of the Company. In 2007, grants of Awards were made on 30 March, 24 August and 16 November. The exercise price is fixed by reference to the market price of Shares over the three day period immediately preceding the date of grant.

Details of Awards to Executive Directors are shown in the table on page 113.

Performance conditions
The Remuneration Committee must, before agreeing to grant an Award to Executive Directors and others, be satisfied that both the most recent and the underlying performance of the business justify each grant and that each individual to whom an Award is proposed to be granted has achieved a level of performance in his or her role considered by the Remuneration Committee as being able to justify in the interests of the business, the grant of such an Award.

In agreeing grants of Awards in March 2007, the Remuneration Committee took into account strong underlying financial performance and progress towards achieving longer-term goals. In particular, in coming to its view, it noted that during 2006: sales increased by 11% to $26.5 billion and operating profits increased by 28% to $8.2 billion on a constant exchange rate basis; earnings per share, at $3.36 (excluding Toprol), were 34.4% higher and dividends, at $1.72, 32% higher than in 2005; and costs were managed in a disciplined way. In addition, in 2006, the Company had announced a programme to rationalise production assets and to reduce headcount. Investment in R&D grew by 16% in 2006, to $3.9 billion; there were 120 development projects; 49 in pre-clinical, 23 in clinical phase I, 20 in phase II, and 28 in phase III; five new chemical entities were in late stage development; 11 applications were made to regulatory authorities for new indications for existing products; for example to the FDA for Seroquel in bipolar depression; 10 of these were approved; and 325 further R&D collaborations with outside agencies were agreed. In order to both supplement the short-term pipeline and to accelerate access to the new science of biopharmaceuticals, in 2006 AstraZeneca acquired Cambridge Antibody Technology Group.

As well as taking into account these performance considerations at the point of granting Awards, the Remuneration Committee imposed performance conditions in respect of the exercise of such Awards in respect of members of the SET (including the Executive Directors) which, in the view of the Remuneration Committee were considered appropriately stretching. In order for Awards to vest, the EPS of the Group must increase at least in line with the UK Retail Price Index plus 5% per annum on average, over a three year period, the base figure being the EPS for the financial year preceding the date of grant, with no re-testing. In addition, since the review of executive remuneration in 2004, the Remuneration Committee has included a condition to the effect that, if an event occurs which causes material reputational damage to the Company, such that it is not appropriate for the Awards to vest and become exercisable, the Remuneration Committee can make a determination to that effect.

The Remuneration Committee also sought and received assurances that each individual proposed for the grant of an Award has been performing in a manner that justified a grant to them. There was some variation in the level of grants being proposed between individuals, to reflect differing levels of performance and their seniority within the business.

Change in control provisions
On a change in control of the Company as a result of a general offer to acquire the whole of the issued ordinary share capital of the Company, any unvested Awards vest immediately following the change in control. All outstanding vested Awards can be exercised during the period of six months from the date of the change in control. The Company will use its best endeavours to ensure that any shares acquired from an exercise following a change in control are subject to the same terms as shares of the same class were acquired under the general offer. Unexercised Awards will lapse at the end of the six-month period following a change in control or, if the Award is exchanged for an option relating to shares in a different company, the date of exchange, whichever is earlier.

Dilution
The dilutive effect of the proposed grants of Awards on the Company’s issued share capital was also considered by the Remuneration Committee, in accordance

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with its commitment, reflecting the ABI’s guidance, that the percentage of the issued share capital that could be allocated under all of the Company’s employee share plans over a period of 10 years should be under 10%. This commitment is applied by the Remuneration Committee in practice as a limit, on average, of under 1% per annum. The Remuneration Committee concluded that a grant of Awards to those plan participants and individual Executive Directors proposed for a grant was appropriate given the level of performance achieved. None of the other long-term incentive plans currently operated by the Company have a dilutive effect because they do not involve the issue and allotment of new Shares or ADSs in the Company but rather rely on the market purchase of Shares or ADSs that have already been issued.

Zeneca 1994 Executive Share Option Scheme
This plan was replaced by the AstraZeneca Share Option Plan. The last grant of options under this plan was in March 2000. Certain Executive Directors and members of the SET have options outstanding under this plan, all of which are exercisable, the performance conditions having been satisfied. A description of this plan can be found on page 156.

Other plans
In addition to the plans described above, the Company operates a Share Incentive Plan and a Savings-Related Share Option Plan, both of which are UK HM Revenue & Customs approved plans. Certain Executive Directors and members of the SET are eligible to participate in these plans, more detailed descriptions of which can be found on pages 154 and 156.

Restricted Stock Unit Plans
The AstraZeneca Pharmaceuticals LP Restricted Stock Unit Award Plan (RSU Plan) was introduced in 2007 and provides for the grant of restricted stock unit awards (Awards) to selected employees (predominantly in the US). The RSU Plan is used in conjunction with the AstraZeneca Share Option Plan to provide a mix of restricted stock units and share options. Awards typically vest on the third anniversary of the date of grant and are contingent on continued employment with AstraZeneca. In 2007, Awards were made on 30 March and 24 August. In addition, the RSU Plan has also been used in 2007 to make Awards to certain employees within the MedImmune part of the Group as previously described.

Service contracts
Details of the service contracts for each of the Executive Directors, including their notice periods, are set out in the table below. The notice periods in the Executive Directors’ service contracts are 12 months, but in the case of Simon Lowth his 12 month notice may not expire prior to the second anniversary of his employment commencing. To recruit Simon Lowth it was necessary to offer him an initial one year period before the 12 month notice could be served. It is the Board’s intention that all Executive Directors should have notice periods that do not exceed 12 months. Where it is necessary to offer longer notice periods to new directors it is the Board’s intention that the notice period should reduce to a maximum of 12 months after the initial period, such as in Simon Lowth’s case.

It is the Board’s intention that, in the event of early termination of an Executive Director’s employment, any compensation payable under the service contract should not exceed the salary and benefits that would have been received had the contractual notice period been worked and this may be further reduced in line with the Executive Director’s duty to mitigate losses. Compensation for any bonus entitlement will be assessed initially as ‘on target’ but subject to adjustment by the Remuneration Committee to take account of the particular circumstances of the termination. In addition, in the case of the Executive Director Development only, the unreduced pension entitlement described under the Pensions section on page 108 would be payable. In the case of Simon Lowth only, his service contract provides that, in the event of termination during the first 12 months of his employment, his entitlement to compensation payable for the balance of the initial 12 month period in which he has not worked will be less than any salary and benefits to which he would have been entitled had he worked during that period.

Policy on external appointments and retention of fees
Subject to the specific approval of the Board in each case, Executive Directors and members of the SET may accept external appointments as non-executive directors of other companies and retain any related fees paid to them provided always that such external appointments are not considered by the Board to prevent or reduce the ability of the executive to perform his or her role to the required standard. Such appointments are seen as a way in which executives can gain a broader business experience and, in turn, benefit the Company.

In respect of any external appointments held by Executive Directors and in relation to the retention of any such fees, John Patterson is a non-executive director of Cobham plc. In respect of such position, he retained the fees paid to him for his services which, in 2007, totalled £51,500.

Non-Executive Directors
None of the Non-Executive Directors has a service contract. They are not eligible for performance-related bonuses or the grant of share options. No pension contributions are made on their behalf. None of the Non-Executive Directors have participated or will participate in any decision made by the Board in relation to the determination of their fees.

The remainder of this report was subject to audit by KPMG Audit Plc.

AUDIT
The Directors’ emoluments in 2007 and the details of the Directors’ interests in the Company’s Ordinary Shares disclosed in the Directors’ Emoluments section on pages 106 to 114 have been audited by the Company’s external auditor.

DETAILS OF EXECUTIVE DIRECTORS’ SERVICE CONTRACTS AT 31 DECEMBER 2007
Executive Director[1]	Date of service contract	Unexpired term at 31 December 2007	Notice period

David Brennan	1 January 2006	12 months	12 months

Simon Lowth[2]	5 November 2007	22 months	12 months

John Patterson	1 January 2005	12 months	12 months

[1]	None of the Executive Directors have any provision in their service contracts giving them a right to liquidated damages or an automatic entitlement to bonus for the duration of their notice period.
[2]	Simon Lowth’s notice period was set at 24 months from the effective date of the contract. After an initial 12 month period, this reduces to and remains at 12 months.

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DIRECTORS’ REMUNERATION REPORT CONTINUED

DIRECTORS’ EMOLUMENTS IN 2007
The aggregate remuneration, excluding pension contributions and the value of shares under option and shares subject to performance share plan awards, paid to or accrued for all Directors of the Company for services in all capacities during the year ended 31 December 2007 was £4.5 million ($9.0 million). The remuneration of individual Directors is set out below in sterling and US dollars. All salaries, fees, bonuses and other benefits for Directors are established in sterling.
DIRECTORS’ REMUNERATION – STERLING
			Bonuses
	Salary				Taxable		Total	Total	Total
	and fees	Cash	Shares	[1]	benefits	Other	2007	2006	2005
	£000	£000	£000		£000	£000	£000	£000	£000

Louis Schweitzer	260	–	–		–	–	260	260	260

David Brennan	992	672	336		19	131[2]	2,150	2,663	819

John Patterson	500	312	156		14	–	982	1,007	1,049

Simon Lowth[3]	91	53	27		1	–	172	–	–

John Buchanan	69	–	–		–	–	69	69	69

Jane Henney	57	–	–		–	–	57	57	57

Michele Hooper	64	–	–		–	–	64	49	49

Håkan Mogren	100	–	–		–	–	100	100	100

Nancy Rothwell	54	–	–		–	–	54	30	–

John Varley	56	–	–		–	–	56	21	–

Marcus Wallenberg	40	–	–		–	–	40	40	49

Bo Angelin[4]	21	–	–		–	–	21	–	–

Former Directors

Jonathan Symonds[5]	404	–	–		1	–	405	1,176	1,269

Peter Bonfield[6]	26	–	–		–	–	26	82	82

Joe Jimenez[7]	14	–	–		–	–	14	49	49

Erna Möller[6]	18	–	–		–	–	18	57	57

Others	–	–	–		–	–	–	18[8]	2,346[9]

Total	2,766	1,037	519		35	131	4,488	5,678	6,255

[1]	These figures represent that portion of the 2007 bonuses required to be deferred into shares to be held for a three-year period, as explained on page 102.	[6]	Part year only as ceased to be Director on 26 April 2007.
[2]	Relates to relocation allowances.	[7]	Part year only as ceased to be Director on 12 April 2007.
[3]	Part year only as appointed Director on 5 November 2007.	[8]	This comprises Bridget Ogilvie’s 2006 total of £18,000 ($34,000).
[4]	Part year only as appointed Director on 25 July 2007.	[9]	This comprises Tom McKillop’s 2005 total of £2,253,000 ($4,125,000), Bridget Ogilvie’s 2005 total of £57,000 ($104,000) and Åke Stavling’s final payment of £36,000 ($66,000).
[5]	Part year only as ceased to be Director on 31 July 2007.

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DIRECTORS’ REMUNERATION – US DOLLARS
			Bonuses
	Salary				Taxable		Total	Total	Total
	and fees	Cash	Shares	[1]	benefits	Other	2007	2006	2005
	$000	$000	$000		$000	$000	$000	$000	$000

Louis Schweitzer	520	–	–		–	–	520	475	476

David Brennan	1,984	1,344	672		38	262[2]	4,300	4,865	1,499

John Patterson	1,000	625	312		28	–	1,965	1,839	1,918

Simon Lowth[3]	182	107	54		2	–	345	–	–

John Buchanan	138	–	–		–	–	138	126	126

Jane Henney	114	–	–		–	–	114	104	104

Michele Hooper	128	–	–		–	–	128	89	90

Håkan Mogren	200	–	–		–	–	200	183	183

Nancy Rothwell	108	–	–		–	–	108	56	–

John Varley	113	–	–		–	–	113	39	–

Marcus Wallenberg	80	–	–		–	–	80	73	90

Bo Angelin[4]	42	–	–		–	–	42	–	–

Former Directors

Jonathan Symonds[5]	809	–	–		2	–	811	2,149	2,321

Peter Bonfield[6]	53	–	–		–	–	53	150	150

Joe Jimenez[7]	28	–	–		–	–	28	89	90

Erna Möller[6]	37	–	–		–	–	37	104	104

Others	–	–	–		–	–	–	34[8]	4,295[9]

Total	5,536	2,076	1,038		70	262	8,982	10,375	11,446

[1]	These figures represent that portion of the 2007 bonuses required to be deferred into shares to be held for a three-year period, as explained on page 102.	[6]	Part year only as ceased to be Director on 26 April 2007.
[2]	Relates to relocation allowances.	[7]	Part year only as ceased to be Director on 12 April 2007.
[3]	Part year only as appointed Director on 5 November 2007.	[8]	This comprises Bridget Ogilvie’s 2006 total of £18,000 ($34,000).
[4]	Part year only as appointed Director on 25 July 2007.	[9]	This comprises Tom McKillop’s 2005 total of £2,253,000 ($4,125,000), Bridget Ogilvie’s 2005 total of £57,000 ($104,000) and Åke Stavling’s final payment of £36,000 ($66,000).
[5]	Part year only as ceased to be Director on 31 July 2007.

In the tables on this page and page 106, salaries have been converted between sterling and US dollars at the average exchange rate for the year in question. These rates were:

GBP/USD

2005	0.546

2006	0.547

2007	0.500

The Executive Directors were also granted options to subscribe for Ordinary Shares and awards of Ordinary Shares under the Company’s long-term incentive plans (the AstraZeneca Share Option Plan and the AstraZeneca Performance Share Plan). Details of share options granted to, and exercised by, Directors and the aggregate of gains realised on the exercise of options, and of awards under the long-term incentive plans, in the year are given on pages 110 to 114.

No Director has a family relationship with any other Director.

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DIRECTORS’ REMUNERATION REPORT CONTINUED

PENSIONS
Defined benefit arrangements
Pensions are payable to Directors in sterling, with the exception of David Brennan’s, whose pension is payable in US dollars. For ease of understanding, the table below has been presented in both sterling and US dollars using the exchange rates for 2007 set out on the previous page.

		David	John	Jonathan	David	John	Jonathan
		Brennan	Patterson	Symonds	Brennan	Patterson	Symonds
		£000	£000	£000	$000	$000	$000

Defined Benefit Arrangements
1.	Accrued pension at 1 January 2007	484	313	278	969	626	556

2.	Increase in accrued pension during year as a result of inflation	–	12	6	–	24	12

3.	Adjustment to accrued pension as a result of salary increase relative to inflation	77	(1)	7	155	(2)	14

4.	Increase in accrued pension as a result of additional service	10	11	8	21	22	16

5.	Accrued pension at 31 December 2007	571	335	299	1,145	670	598

6.	Employee contributions during 2007	–	–	14	–	–	28

7.	Transfer value of accrued pension at 31 December 2006	3,977	6,129	3,020	7,956	12,260	6,041

8.	Transfer value of accrued pension at 31 December 2007	4,986	6,833	3,559	9,973	13,668	7,119

9.	Change in transfer value during the period less employee contributions	1,009	704	525	2,017	1,408	1,050

10.	Age at 31 December 2007	54[3] /12	59[11] /12	485/12	543 /12	5911 /12	485 /12

11.	Pensionable service (years) as at 31 December 2007	32	327 /12	2611 /12	32	327 /12	2611 /12

Notes
>	For John Patterson and Jonathan Symonds, transfer values are calculated on the market related basis used by the AstraZeneca UK Pension Plan, in line with the GN11 guidance note published by the Board for Actuarial Standards in the UK. The basis is to be reviewed during early 2008.

>	For David Brennan, transfer values are calculated to be consistent with the value of the lump sum distribution equivalent to his deferred accrued pension annuity. The minimum permissible value of such a lump sum distribution will be modified in 2008.

>	As described on page 101, David Brennan will reach age 55 during 2008 at which point he will become entitled to receive his benefits immediately on retirement without reduction for payment before normal pension age. This will result in a recalculation of his transfer value, which will be reflected in this table for 2008. The figures shown above reflect David Brennan’s participation in the AstraZeneca US Defined Benefit Pension Plan (qualified and non-qualified pension plans).

>	For John Patterson, member contributions of £20,000 ($40,000), being 4% of pensionable salary, are paid through salary sacrifice, and as such no employee contributions are shown above or included within emoluments.

>	Jonathan Symonds left the Board on 31 July 2007. The values shown in the table are as at 31 July 2007, or the period ending on that date, as appropriate. As described on page 101, Jonathan Symonds benefited from a pension promise equivalent to membership of the AstraZeneca UK Defined Benefit Pension Plan, delivered through a combination of savings vehicles and an unfunded top-up benefit to deliver the balance. Following his departure, the Company made a cash payment amounting to £3.27 million. The payment extinguishes all pension liabilities the Company has in respect of Jonathan Symonds.

Defined contribution arrangements
In addition to the defined benefit arrangements above for David Brennan, an employer matching contribution of £5,000 ($10,000) was made to his 401(k) plan during 2007.

Simon Lowth joined the Board on 5 November 2007. As described on page 101, he has chosen to receive the cash allowance in lieu of pension, which during 2007 amounted to £22,000 ($44,000).

TRANSACTIONS WITH DIRECTORS
There were no material recorded transactions between the Company and the Directors during 2007 or 2006.

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REMUNERATION REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	109

DIRECTORS’ REMUNERATION REPORT CONTINUED

TOTAL SHAREHOLDER RETURN GRAPHS
The UK Directors’ Remuneration Report Regulations 2002 require the inclusion in the Directors’ Remuneration Report of a graph showing total shareholder return (TSR) over a five year period in respect of a holding of the Company’s shares, plotted against TSR in respect of a hypothetical holding of shares of a similar kind and number by reference to which a broad equity market index is calculated. The Company is a member of the FTSE 100 Index and consequently, for the purposes of this graph, which is set out opposite, we have selected the FTSE 100 Index as the appropriate index. This graph is re-based to 100 at the start of the rolling five-year period. We have also included a ‘Pharma Peers Average’, which reflects the TSR of the same comparator group used for the Performance Share Plan graphs opposite.

The AstraZeneca Performance Share Plan (PSP) referred to on pages 103 to 104 requires that the TSR in respect of a holding of the Company’s shares over the relevant performance period be compared with the TSR of a peer group of 12 other pharmaceutical companies. The graphs opposite show how the Company’s TSR performance has compared with the TSR for the companies in the comparator group from the first day in the relevant three-year performance period in respect of each Award to 31 December 2007 and how the Company ranks against those other companies on this basis.

To alleviate any short-term volatility, the return index is averaged in the TSR calculations for each company over the three months prior to the start of the relevant performance period (as stipulated in the PSP) and, for the purposes of the graphs opposite, over the last three months of 2007.

Source data for all graphs on this page: Thomson Financial Datastream.

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REMUNERATION REPORT
110	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

DIRECTORS’ REMUNERATION REPORT CONTINUED

DIRECTORS’ INTERESTS IN SHARES
Beneficial interests
The table below shows the interests at 31 December 2007 or on the date of resignation (if earlier) of the persons who on that date were Directors (including the interests of their Connected Persons, as such term is defined in the Companies Act 2006) in shares and debentures of AstraZeneca PLC. All such interests were beneficial except as otherwise stated. However, interests in Ordinary Shares or American Depositary Shares (ADSs) that are the subject of awards under the AstraZeneca Performance Share Plan, the AstraZeneca Deferred Bonus Plan or the AstraZeneca US Executive Performance Share Plan discussed elsewhere, are not included in the table below but are shown on pages 111 and 112. None of the Directors has a beneficial interest in the shares of any of the Company’s subsidiaries. Between 31 December 2007 and 31 January 2008 there was no change in the interests in shares and debentures shown in the table below, with the exception of John Patterson who acquired a further 625 Ordinary Shares following the exercise of an option under the AstraZeneca Savings Related Share Option Plan.
	Beneficial interest in Ordinary Shares		Beneficial interest in Ordinary Shares
Director	at 1 Jan 2007 or appointment date	Change to beneficial interest	at 31 Dec 2007 or resignation date

Louis Schweitzer	4,000	–	4,000

David Brennan	111,788	3,856	115,644

John Patterson	8,015	–	8,015

Simon Lowth[1]	–	850	850

John Buchanan	2,500	–	2,500

Jane Henney	500	–	500

Michele Hooper	500	–	500

Håkan Mogren	62,164	–	62,164

Nancy Rothwell	500	–	500

John Varley	500	–	500

Marcus Wallenberg	67,264	–	67,264

Bo Angelin[2]	–	500	500

Former Directors

Jonathan Symonds[3]	11,527	–	11,527

Peter Bonfield[4]	500	–	500

Joe Jimenez[5]	500	–	500

Erna Möller[4]	2,718	–	2,718

[1]	Part year only as appointed Director on 5 November 2007.
[2]	Part year only as appointed Director on 25 July 2007.
[3]	Part year only as ceased to be Director on 31 July 2007.
[4]	Part year only as ceased to be Director on 26 April 2007.
[5]	Part year only as ceased to be Director on 12 April 2007.

Unitised stock plans
David Brennan, in common with other participating executives in the US, has interests awarded to him prior to becoming Group CEO in the following: the AstraZeneca Executive Deferral Plan, the AstraZeneca Executive Deferred Compensation Plan and the AstraZeneca Savings and Security Plan. These are unitised stock plans into which the value of certain previous share incentive awards has been deferred (and are not incentive awards in their own right). Participants hold units in each plan, which represents a long-term equity interest in the Company. A unit comprises part cash and part ADSs. The overall unit value can be determined daily by taking the market value of the underlying ADSs and adding the cash position. The ADSs held within these units carry both voting and dividend rights. David Brennan is deemed to have a notional interest in these ADSs, calculated by reference to the fund value and the closing price of ADSs. Therefore, the number of ADSs in which a notional interest arises can vary daily as a consequence of stock price movements.

		Net ADSs
Unitised stock plan	ADSs held at 1 Jan 2007	acquired/(disposed) during 2007	ADSs held at 31 Dec 2007

AstraZeneca Executive Deferral Plan	76,071	(12,282)	63,789

AstraZeneca Executive Deferred Compensation Plan	29,103	1,279	30,382

AstraZeneca Savings and Security Plan	6,456	527	6,983

No Director or senior executive beneficially owns, or has options over, 1% or more of the outstanding shares of the Company, nor do they have different voting rights to other shareholders.

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REMUNERATION REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	111

DIRECTORS’ REMUNERATION REPORT CONTINUED

AstraZeneca Performance Share Plan
The interests of Directors and former Directors at 31 December 2007, or on the date of resignation (if earlier), in shares that are the subject of Awards under the AstraZeneca Performance Share Plan are not included in the table on the previous page but are shown below:

Award	Numbers of shares	Award price	Grant date	[1]	Vesting date	[1]	Performance period	[1]

David Brennan
2006 Award	73,109	2975p	24.03.06		24.03.09		01.01.06 – 31.12.08

2006 Award	19,092	2848p	19.05.06		19.05.09		01.01.06 – 31.12.08

Total at 1 Jan 2007	92,201

2007 Award	107,051	2744p	30.03.07		30.03.10		01.01.07 – 31.12.09

Total at 31 Dec 2007	199,252

John Patterson 2005 Award	41,945	2241p	29.06.05		29.06.08		01.01.05 – 31.12.07

2006 Award	32,319	2975p	24.03.06		24.03.09		01.01.06 – 31.12.08

Total at 1 Jan 2007	74,264

2007 Award	36,785	2744p	30.03.07		30.03.10		01.01.07 – 31.12.09

Total at 31 Dec 2007	111,049

Simon Lowth Total at 5 Nov 2007	–

2007 Award	15,554	2210p	16.11.07		16.11.10		01.01.07 – 31.12.09

Total at 31 Dec 2007	15,554

Jonathan Symonds 2005 Award	47,723	2241p	29.06.05		29.06.08		01.01.05 – 31.12.07

2006 Award	41,646	2975p	24.03.06		24.03.09		01.01.06 – 31.12.08

Total at 1 Jan 2007	89,369

2007 Award	50,291	2744p	30.03.07		30.03.10		01.01.07 – 31.12.09

Total at 31 Jul 2007	139,660[2]

Tom McKillop[3] 2005 Award	104,417	2241p	29.06.05		29.06.08		01.01.05 – 31.12.07

Total at 1 Jan 2007	104,417

Total at 31 Dec 2007	104,417[4]

[1]	UK date convention applies.
[2]	This represents the balance as at 31 July 2007, the date of Jonathan Symonds’ resignation. In accordance with the plan rules, all Awards lapsed upon his resignation from the Company.
[3]	Ceased to be a Director on 31 December 2005.
[4]	To be pro-rated as described on page 74 of the 2005 Directors’ Remuneration Report.

US Executive Performance Share Plan
The interests of David Brennan at 31 December 2007 in ADSs of AstraZeneca PLC that are the subject of awards under the AstraZeneca US Executive Performance Share Plan (established in 2000) are not included in the above tables but are shown below. One ADS equals one Ordinary Share. The number of ADSs to which David Brennan may become unconditionally entitled on the vesting date will be determined by reference to AstraZeneca’s total shareholder return compared with that of other companies in the US Pharmaceutical Human Resources Association over the three year performance period from the date of first award.

Award	Number of ADSs	Award price	Grant date	[1]	Vesting date	[1]	Performance period	[1]

David Brennan
2004 Award	28,826	$ 46.63	26.03.04		26.03.07		01.01.04 – 31.12.06

2005 Award	27,877	$ 40.35	24.03.05		24.03.08		01.01.05 – 31.12.07

Total at 1 Jan 2007	56,703

Vesting of 2004 Award	(15,566)[2]

Lapse of 2004 Award	(13,260)

Total at 31 Dec 2007	27,877

[1]	UK date convention applies.
[2]	Vesting of 2004 Award was paid out in the form of ADSs. The ADS price on the vesting date was $54.73.

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REMUNERATION REPORT
112	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

DIRECTORS’ REMUNERATION REPORT CONTINUED

Deferred Bonus Plan
There is a requirement for SET members, including the Executive Directors, to defer a proportion of their bonus and to use it to acquire Ordinary Shares in the Company purchased on the market at the prevailing market price for a period of three years from the date on which the shares were first acquired. The proportion currently deferred into Ordinary Shares is one third of the pre-tax bonus for Executive Directors and one sixth for all other SET members. The interests of Directors and former Directors at 31 December 2007, or on the date of resignation (if earlier), in Ordinary Shares that are the subject of awards under these arrangements are not included in the table on the previous page but are shown below:

Award	Number of shares		Award price	Grant date	[1]	Vesting date	[1]

David Brennan
2006 Award	6,352		2639p	24.02.06		24.02.09

Total at 1 Jan 2007	6,352

2007 Award	12,014		2911p	23.02.07		23.02.10

Total at 31 Dec 2007	18,366

John Patterson 2006 Award	6,623		2639p	24.02.06		24.02.09

Total at 1 Jan 2007	6,623

2007 Award	5,600		2911p	23.02.07		23.02.10

Total at 31 Dec 2007	12,223

Jonathan Symonds 2006 Award	7,534		2639p	24.02.06		24.02.09

Total at 1 Jan 2007	7,534

2007 Award	6,491		2911p	23.02.07		23.02.10

Total at 31 Jul 2007	14,025	[2]

[1]	UK date convention applies.
[2]	This represents the balance as at 31 July 2007, the date of Jonathan Symonds’ resignation. In accordance with the plan rules, all Awards lapsed upon his resignation from the Company.

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REMUNERATION REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	113

DIRECTORS’ REMUNERATION REPORT CONTINUED

SHARE OPTIONS
The interests of Directors, and of former Directors who served during 2007, in options to subscribe for Ordinary Shares in the Company, which include options granted under the AstraZeneca Share Option Plan, the AstraZeneca Savings-Related Share Option Scheme and the 1994 Executive Share Option Scheme, together with options granted and exercised during 2007, are included in the following table. All grants in 2007 were made under the AstraZeneca Share Option Plan, unless otherwise indicated.

		Number of		Exercise
		Ordinary		price per		Market price
		Shares		Ordinary		at date	First day		Last day
		under option		Share	[1]	of exercise	exercisable	[2,3]	exercisable	[2,3]

Håkan Mogren	At 1 Jan 2007	244,896		2848p			13.12.02		24.03.13
	– market price above option price	90,422		2364p			16.03.00		24.03.13
	– market price at or below option price	154,474		3131p			13.12.02		27.03.12
	At 31 Dec 2007	244,896		2848p			13.12.02		24.03.13
	– market price above option price	–		n/a			n/a		n/a
	– market price at or below option price	244,896		2848p			13.12.02		24.03.13

David Brennan	At 1 Jan 2007 – options over ADSs	355,246		$ 45.22			16.03.03		23.03.15
At 1 Jan 2007 – options over Ordinary Shares		110,641		2949p			24.03.09		18.05.16
	– market price above option price	355,246		$ 45.22			16.03.03		23.03.15
	– market price below option price	110,641		2949p			24.03.09		18.05.16
	Granted 30 March 2007	128,462		2744p			30.03.10		29.03.17
	At 31 Dec 2007 – options over ADSs	355,246		$ 45.22			16.03.03		23.03.15
At 31 Dec 2007 – options over Ordinary Shares		239,103		2839p			24.03.09		29.03.17
– market price above options price (ADSs)		110,987		$ 40.35			24.03.08		23.03.15
– market price above option price (Ordinary Shares)		–		n/a			n/a		n/a
– market price at or below option price (ADSs)		244,259		$47.44			16.03.03		25.03.14
– market price at or below option price (Ordinary Shares)		239,103		2839p			24.03.09		29.03.17

Simon Lowth	At 1 Jan 2007	–		n/a			n/a		n/a
	– market price above option price	–		n/a			n/a		n/a
	– market price at or below option price	–		n/a			n/a		n/a
	Granted 16 November 2007	18,665		2210p			16.11.10		15.11.17
	At 31 Dec 2007	18,665		2210p			16.11.10		15.11.17
	– market price above option price	–		n/a			n/a		n/a
	– market price at or below option price	18,665		2210p			16.11.10		15.11.17

John Patterson	At 1 Jan 2007	192,574		2735p			25.03.02		23.03.16
	– market price above option price	100,784		2344p			25.03.02		23.03.15
	– market price at or below option price	91,790		3163p			23.08.03		23.03.16
	Granted 30 March 2007	44,142		2744p			30.03.10		29.03.17
	Granted 21 September 2007[4]	443		2164p			01.12.10		31.05.11
	At 31 Dec 2007	237,159		2735p			25.03.02		29.03.17
	– market price above option price	53,282		2129p			01.12.07		23.03.15
	– market price at or below option price	183,877		2911p			25.03.02		29.03.17

Jonathan Symonds	At 1 Jan 2007	363,002		2618p			01.10.00		23.03.16
	– market price above option price	225,809		2284p			01.10.00		23.03.15
	– market price at or below option price	137,611		3166p			23.08.03		23.03.16
	Granted 30 March 2007	60,349		2744p			30.03.10		29.03.17
	Exercised	30,656		2055p		2577p	01.10.00		30.09.07
	Exercised	13,136		2398p		2577p	20.08.01		19.08.08
	Exercised	29,342		2505p		2577p	25.08.02		24.08.09
	Exercised	48,012		2231p		2577p	25.03.06		24.03.13
	Exercised	44,049		2529p		2577p	26.03.07		25.03.14
	At 31 Jul 2007	258,574	[5]	2825p			23.08.03		29.03.17
	– market price above option price	60,614		2133p			01.12.07		23.03.15
	– market price at or below option price	197,960		3037p			23.08.03		29.03.17

[1]	Exercise prices at 1 January and 31 December are weighted averages.
[2]	First and last exercise dates of groups of options, within which period there are shorter exercise periods.
[3]	UK date convention applies.
[4]	Option granted under the AstraZeneca Savings Related Share Option Plan.
[5]	This represents the balance as at 31 July 2007, the date of Jonathan Symonds’ resignation. In accordance with the plan rules, all Awards lapsed upon his resignation from the Company.

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REMUNERATION REPORT
114	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

DIRECTORS’ REMUNERATION REPORT CONTINUED

GAINS BY DIRECTORS ON EXERCISE OF SHARE OPTIONS
The aggregate amount of gains made by Directors on the exercise of share options during the year and the two previous years is set out below.

	Gains made by Directors on	Gains made by
	the exercise of share options	the highest paid Director
Year	$	$

2007	783,858.08	–

2006	2,962,173.19	2,212,636.27

2005	577,795.42	577,407.91

During 2007, the market price of shares in the Company was as follows:

	Share market price as	Range of the share
Stock Exchange	at 31 December 2007	market price during 2007

London	2164 p	2093p to 2984p

Stockholm	277.00 SEK	272.00 SEK to 414.00 SEK

New York	$42.82	$42.82 to $59.04

The Register of Directors’ Interests (which is open to inspection) contains full details of Directors’ shareholdings and options to subscribe for Ordinary Shares.

On behalf of the Board

G H R MUSKER
Group Secretary and Solicitor

31 January 2008

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FINANCIAL STATEMENTS
116	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

PREPARATION OF THE FINANCIAL STATEMENTS AND DIRECTORS’ RESPONSIBILITIES

The Directors are responsible for preparing the Annual Report and Form 20-F Information and the Group and Company Financial Statements, in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Company Financial Statements for each financial year. Under that law the Directors are required to prepare the Group Financial Statements in accordance with IFRS as adopted by the European Union (EU) and applicable law and have elected to prepare the Company Financial Statements in accordance with UK Accounting Standards and applicable law.

The Group Financial Statements are required by law and IFRS as adopted by the EU to present fairly the financial position and performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The Company Financial Statements are required by law to give a true and fair view of the state of affairs of the Company.

In preparing each of the Group and Company Financial Statements, the Directors are required to:

>	Select suitable accounting policies and then apply them consistently.

>	Make judgements and estimates that are reasonable and prudent.

>	For the Group Financial Statements, state whether they have been prepared in accordance with IFRS as adopted by the EU.

>	For the Company Financial Statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Company Financial Statements.

>	Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and the Company and to prevent and detect fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

DIRECTORS’ RESPONSIBILITIES FOR, AND REPORT ON, INTERNAL CONTROL OVER FINANCIAL REPORTING

The Directors are responsible for establishing and maintaining adequate internal control over financial reporting. AstraZeneca’s internal control over financial reporting is designed to provide reasonable assurance over the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Directors assessed the effectiveness of AstraZeneca’s internal control over financial reporting as at 31 December 2007 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, the Directors believe that, as at 31 December

2007, the internal control over financial reporting is effective based on those criteria.

KPMG Audit Plc, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting as at 31 December 2007 and, as explained on page 117, has issued an unqualified report thereon.

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	117

AUDITORS’ REPORTS ON THE FINANCIAL STATEMENTS AND ON INTERNAL CONTROL OVER FINANCIAL REPORTING (SARBANES-OXLEY ACT SECTION 404)

The report set out below is provided in compliance with International Standards on Auditing (UK and Ireland). KPMG Audit Plc has also issued reports in accordance with auditing standards of the Public Company Accounting Oversight Board in the US, which will be included in the Annual Report on Form 20-F to be filed with the US Securities and Exchange Commission. Those reports are unqualified and include opinions on the financial statements and on the effectiveness of internal control over financial reporting as at 31 December 2007 (Sarbanes-Oxley Act Section 404). The Directors’ statement on internal control over financial reporting is set out on page 116.

KPMG Audit Plc has also reported separately on the Company Financial Statements of AstraZeneca PLC and on the information in the Directors’ Remuneration Report that is described as having been audited. This report is set out on pages 98 to 114.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ASTRAZENECA PLC

We have audited the Group Financial Statements of AstraZeneca PLC for the year ended 31 December 2007 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognised Income and Expense and the related notes on pages 118 to 177. These Group Financial Statements have been prepared under the accounting policies set out therein.

We have reported separately on the Company Financial Statements of AstraZeneca PLC for the year ended 31 December 2007 and on the information in the Directors’ Remuneration Report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985 and, in respect of the separate opinion in relation to International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB), on terms that have been agreed with the Company. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and, in respect of the separate opinion in relation to IFRSs as issued by the IASB, those matters that we have agreed to state to them in our report, and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Directors’ responsibilities for preparing the Annual Report and Form 20-F Information and the Group Financial Statements in accordance with applicable law and IFRSs as adopted by the European Union (EU) are set out in the Statement of Directors’ Responsibilities on page 116.

Our responsibility is to audit the Group Financial Statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group Financial Statements give a true and fair view and whether the Group Financial Statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors’ Report is consistent with the Group Financial Statements.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company’s compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and Form 20-F Information and consider whether it is consistent with the audited Group Financial Statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group Financial Statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group Financial Statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Group Financial Statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group Financial Statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group Financial Statements.

OPINION
In our opinion:
>	The Group Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group’s affairs as at 31 December 2007 and of its profit for the year then ended.

>	The Group Financial Statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

>	The information given in the Directors’ Report is consistent with the Group Financial Statements.

SEPARATE OPINION IN RELATION TO IFRSs
As explained in the accounting policies set out in the Group Financial Statements, in addition to complying with its legal obligation to comply with IFRSs as adopted by the EU, the Group has also complied with IFRSs as issued by the IASB.

In our opinion the Group Financial Statements give a true and fair view, in accordance with IFRSs as issued by the IASB, of the state of the Group’s affairs as at 31 December 2007 and of its profit for the year then ended.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB

31 January 2008

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FINANCIAL STATEMENTS
118	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER

		2007	2006	2005
	Notes	$m	$m	$m

Sales		29,559	26,475	23,950

Cost of sales		(6,419)	(5,559)	(5,356)

Distribution costs		(248)	(226)	(211)

Research and development		(5,162)	(3,902)	(3,379)

Selling, general and administrative costs		(10,364)	(9,096)	(8,695)

Other operating income and expense	1	728	524	193

Operating profit	1	8,094	8,216	6,502

Finance income	3	959	888	665

Finance expense	3	(1,070)	(561)	(500)

Profit before tax		7,983	8,543	6,667

Taxation	4	(2,356)	(2,480)	(1,943)

Profit for the period		5,627	6,063	4,724

Attributable to:
Equity holders of the Company		5,595	6,043	4,706

Minority interests	22	32	20	18

Basic earnings per $0.25 Ordinary Share	5	$3.74	3.86	$2.91

Diluted earnings per $0.25 Ordinary Share	5	$3.73	3.85	$2.91

Weighted average number of Ordinary Shares in issue (millions)	5	1,495	1,564	1,617

Diluted weighted average number of Ordinary Shares in issue (millions)	5	1,498	1,570	1,618

Dividends declared and paid in the period	23	2,658	2,217	1,676

All activities were in respect of continuing operations.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 31 DECEMBER

		2007	2006	2005
	Notes	$m	$m	$m

Profit for the period		5,627	6,063	4,724

Foreign exchange and other adjustments on consolidation	20	492	922	(1,052)

Foreign exchange differences on borrowings	20	(40)	–	–

Cash flow hedge in anticipation of debt issue	20	(21)	–	–

Available for sale losses taken to equity	20	(9)	(20)	(10)

Actuarial loss for the period	20	(113)	(108)	(35)

Tax on items taken directly to reserves	4, 20	33	137	(25)

		342	931	(1,122)

Total recognised income and expense for the period		5,969	6,994	3,602

Attributable to:
Equity holders of the Company		5,934	6,970	3,595

Minority interests		35	24	7

$m means millions of US dollars.

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	119

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER

		2007	2006	2005
	Notes	$m	$m	$m

Assets
Non-current assets

Property, plant and equipment	8	8,298	7,453	6,985

Goodwill	9	9,884	1,097	953

Intangible assets	10	11,467	3,107	1,759

Other investments	11	182	119	256

Deferred tax assets	4	1,044	1,220	1,117

		30,875	12,996	11,070

Current assets
Inventories	12	2,119	2,250	2,206

Trade and other receivables	13	6,668	5,561	4,778

Other investments	11	177	657	1,624

Income tax receivable		2,251	1,365	183

Cash and cash equivalents	14	5,867	7,103	4,979

		17,082	16,936	13,770

Total assets		47,957	29,932	24,840

Liabilities
Current liabilities

Interest bearing loans and borrowings	15	(4,280)	(136)	(90)

Trade and other payables	18	(6,968)	(6,295)	(5,421)

Provisions	19	(387)	(39)	(45)

Income tax payable		(3,552)	(2,977)	(1,283)

		(15,187)	(9,447)	(6,839)

Non-current liabilities
Interest bearing loans and borrowings	15	(10,876)	(1,087)	(1,111)

Deferred tax liabilities	4	(4,119)	(1,559)	(1,112)

Retirement benefit obligations	25	(1,998)	(1,842)	(1,706)

Provisions	19	(633)	(327)	(309)

Other payables	18	(229)	(254)	(72)

		(17,855)	(5,069)	(4,310)

Total liabilities		(33,042)	(14,516)	(11,149)

Net assets		14,915	15,416	13,691

Equity
Capital and reserves attributable to equity holders of the Company
Share capital	30	364	383	395

Share premium account	21	1,888	1,671	692

Capital redemption reserve	21	91	71	53

Merger reserve	21	433	433	433

Other reserves	21	1,378	1,398	1,345

Retained earnings	21	10,624	11,348	10,679

		14,778	15,304	13,597

Minority equity interests	22	137	112	94

Total equity	20	14,915	15,416	13,691

The Financial Statements on pages 118 to 177 were approved by the Board of Directors on 31 January 2008 and were signed on its behalf by:

DAVID R BRENNAN	SIMON LOWTH
Director	Director

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FINANCIAL STATEMENTS
120	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER

		2007	2006	2005
	Notes	$m	$m	$m

Cash flows from operating activities
Profit before tax		7,983	8,543	6,667

Finance income and expense	3	111	(327)	(165)

Depreciation, amortisation and impairment	1	1,856	1,345	1,327

Increase in trade and other receivables		(717)	(470)	(502)

Decrease in inventories		442	158	596

(Decrease)/increase in trade and other payables		(168)	420	238

Other non-cash movements		901	263	220

Cash generated from operations		10,408	9,932	8,381

Interest paid		(335)	(70)	(32)

Tax paid		(2,563)	(2,169)	(1,606)

Net cash inflow from operating activities		7,510	7,693	6,743

Cash flows from investing activities
Acquisitions of business operations	24	(14,891)	(1,148)	–

Movement in short term investments and fixed deposits		894	1,120	(491)

Purchase of property, plant and equipment		(1,130)	(794)	(810)

Disposal of property, plant and equipment		54	35	87

Purchase of intangible assets		(549)	(545)	(157)

Disposal of intangible assets		–	661	–

Purchase of non-current asset investments		(35)	(17)	(12)

Disposal of non-current asset investments		421	68	–

Interest received		358	352	206

Payments made by subsidiaries to minority interests		(9)	(4)	(5)

Net cash outflow from investing activities		(14,887)	(272)	(1,182)

Net cash (outflow)/inflow before financing activities		(7,377)	7,421	5,561

Cash flows from financing activities
Proceeds from issue of share capital		218	985	143

Re-purchase of shares		(4,170)	(4,147)	(3,001)

Issue of loans		9,692	–	–

Repayment of loans		(1,165)	–	–

Dividends paid		(2,641)	(2,220)	(1,717)

Movement in short term borrowings		4,117	16	3

Net cash inflow/(outflow) from financing activities		6,051	(5,366)	(4,572)

Net (decrease)/increase in cash and cash equivalents in the period		(1,326)	2,055	989

Cash and cash equivalents at beginning of the period		6,989	4,895	3,927

Exchange rate effects		64	39	(21)

Cash and cash equivalents at the end of the period	14	5,727	6,989	4,895

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	121

ACCOUNTING POLICIES

BASIS OF ACCOUNTING AND PREPARATION OF FINANCIAL INFORMATION
The Consolidated Financial Statements have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, in accordance with the Companies Act 1985 and International Financial Reporting Standards (IFRSs) as adopted by the European Union (“adopted IFRS”) in response to the IAS regulation (EC 1606/2002). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board. IFRS 7 ‘Financial Instruments: Disclosures’, the Amendment to IAS 1 ‘Presentation of Financial Statements – Capital Disclosures’ and IFRIC 11 ‘IFRS 2: Group and Treasury Share Transactions’ have been adopted in the year.

The Company has elected to prepare the Company Financial Statements in accordance with UK Accounting Standards. These are presented on pages 179 to 183 and the accounting policies in respect of Company information are set out on page 180.

In preparing their individual financial statements, the accounting policies of some overseas subsidiaries do not conform with adopted IFRSs. Therefore, where appropriate, adjustments are made in order to present the Group Financial Statements on a consistent basis.

The preparation of the Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Judgements include classification of transactions between the income statement and balance sheet, whilst estimations focus on areas such as carrying values and estimated lives.

AstraZeneca’s management considers the following to be the most important accounting policies in the context of the Group’s operations.

The accounting policy descriptions set out the areas where judgement needs exercising, the most significant of which are revenue recognition, research and development, goodwill and intangible assets, provisions for contingent liabilities, post-retirement benefits, taxation and share-based compensation.

Revenue
Sales exclude inter-company sales and value-added taxes and represent net invoice value less estimated rebates, returns and settlement discounts. Sales are recognised when the significant risks and rewards of ownership have been transferred to a third party. In general this is upon delivery of the products to wholesalers. However, when a product faces generic competition particular attention is given to the possible levels of returns and, in cases where the circumstances are such that the level of returns (and, hence, revenue) cannot be measured reliably, sales are only recognised when the right of return expires which is generally on ultimate prescription of the product to patients.

Research and development
Research expenditure is recognised in the income statement in the year in which it is incurred.

Internal development expenditure is capitalised only if it meets the recognition criteria of IAS 38 ‘Intangible Assets’. Where regulatory and other uncertainties are such that the criteria are not met the expenditure is recognised in the income statement. This is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Where, however, the recognition criteria are met, intangible assets are capitalised and amortised on a straight-line basis over their useful economic lives from product launch. As at 31 December 2007, no amounts have met the recognition criteria. Payments to in-licence products and compounds from external third parties for new research and development projects (in-process research and development), generally taking the form of up-front payments and milestones, are capitalised and amortised, generally on a straight-line basis, over their useful economic lives from product launch. Under this policy, it is not possible to determine precise economic lives for individual classes of intangible assets. However, lives range from three years to twenty years.

Intangible assets relating to products in development (both internally generated and externally acquired) are subject to impairment testing at each balance sheet date. All intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. Any impairment losses are recognised immediately in the income statement.

Business combinations and goodwill
On the acquisition of a business, fair values are attributed to the identifiable assets and liabilities and contingent liabilities unless the fair value cannot be measured reliably in which case the value is subsumed into goodwill. Where fair values of acquired contingent liabilities cannot be measured reliably, the assumed contingent liability is not recognised but is disclosed in the same manner as other contingent liabilities.

Goodwill arising on acquisitions is capitalised and subject to an impairment review, both annually and when there is an indication that the carrying value may not be recoverable. Prior to 1 January 2003, goodwill was amortised over its estimated useful life; such amortisation ceased on 31 December 2002.

The Group’s policy up to and including 1997 was to eliminate goodwill arising upon acquisitions against reserves. Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ and IFRS 3 ‘Business Combinations’, such goodwill will remain eliminated against reserves.

Employee benefits
The Group accounts for pensions and other employee benefits (principally healthcare) under IAS 19 ‘Employee Benefits’. In respect of defined benefit plans, obligations are measured at discounted present value whilst plan assets are measured at fair value. The operating and financing costs of such plans are recognised separately in the income statement; current service costs are spread systematically over the lives of employees and financing costs are recognised in full in the periods in which they arise. Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan.

Payments to defined contribution plans are recognised in the income statement as they fall due.

Taxation
The current tax payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items that are never taxable or deductible. The Group’s current tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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FINANCIAL STATEMENTS
122	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

ACCOUNTING POLICIES CONTINUED

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the asset can be utilised. This requires judgements to be made in respect of the availability of future taxable income.

No deferred tax asset or liability is recognised in respect of temporary differences associated with investments in subsidiaries, branches and joint ventures where the Group is able to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The Group’s deferred tax assets and liabilities are calculated using tax rates that are expected to apply in the period when the liability is settled or the asset realised based on tax rates that have been enacted or substantively enacted by the balance sheet date.

Accruals for tax contingencies require management to make judgements and estimates of ultimate exposures in relation to tax audit issues. Tax benefits are not recognised unless the tax positions will probably be sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of that benefit on the basis of potential settlement through negotiation and/or litigation. All provisions are included in current liabilities. Any recorded exposure to interest on tax liabilities is provided for in the tax charge.

Share-based payments
All plans are assessed and have been classified as equity settled. The grant date fair value of employee share option plans is generally calculated using the Black-Scholes model. In accordance with IFRS 2 ‘Share-based Payments’, the resulting cost is recognised in the income statement over the vesting period of the options, being the period in which the services are received. The value of the charge is adjusted to reflect expected and actual levels of awards vesting, except where the failure to vest is as a result of not meeting a market condition.

Property, plant and equipment
The Group’s policy is to write off the difference between the cost of each item of property, plant and equipment and its residual value systematically over its estimated useful life. Assets under construction are not depreciated.

Reviews are made annually of the estimated remaining lives and residual values of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impractical to calculate average asset lives exactly. However, the total lives range from approximately thirteen to fifty years for buildings, and three to fifteen years for plant and equipment. All items of property, plant and equipment are tested for impairment when there are indications that the carrying value may not be recoverable. Any impairment losses are recognised immediately in the income statement.

Borrowing costs
Borrowing costs are recognised in the income statement as incurred.

Leases
Rentals under operating leases are charged to the income statement on a straight-line basis.

Subsidiaries
A subsidiary is an entity controlled, directly or indirectly, by AstraZeneca. Control is regarded as the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.

The financial results of subsidiaries are consolidated from the date control is obtained until the date that control ceases.

Inventories
Inventories are stated at the lower of cost or net realisable value. The first in, first out or an average method of valuation is used. For finished goods and work in progress, cost includes directly attributable costs and certain overhead expenses (including depreciation). Selling expenses and certain other overhead expenses (principally central administration costs) are excluded. Net realisable value is determined as estimated selling price less all estimated costs of completion and costs to be incurred in selling and distribution.

Write downs of inventory occur in the general course of business and are included in cost of sales in the income statement.

Financial instruments
The Group’s financial instruments include interests in associates, leases, and rights and obligations under employee benefit plans which are dealt with in specific accounting policies.

The Group’s other financial instruments comprise:

>	Cash and cash equivalents
>	Fixed deposits
>	Other investments
>	Bank and other borrowings
>	Derivatives

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions and highly liquid investments with maturities of three months or less when acquired. They are readily convertible into known amounts of cash and are held at amortised cost.

Fixed deposits
Fixed deposits, comprising principally funds held with banks and other financial institutions, are initially measured at fair value (including direct transaction costs) and are subsequently remeasured to amortised cost using the effective interest rate method at each balance sheet date. Changes in carrying value are recognised in the income statement.

Other investments
Where the change in the fair value of an investment is substantially offset by the change in fair value of a derivative which has been entered into to manage the risk of changes in fair value of the investment, the investment and related derivative are initially measured at fair value (with direct transaction costs being included in the income statement as an expense) and are remeasured to fair value at each balance sheet date with changes in carrying value being recognised in the income statement.

Where investments have been classified as held for trading, they are measured initially at fair value and subsequently at fair value. Changes in fair value are recognised in the income statement.

In all other circumstances, the investments are initially measured at fair value (including direct transaction costs) and are subsequently remeasured to fair value at each balance sheet date. Changes in carrying value due to changes in exchange rates or impairments are recognised in the income statement. All other changes in fair value are recognised as income or expense directly in reserves. Impairments are recorded in the income statement when there is a decline in the value of an investment that is deemed to be other than temporary. On disposal of the investment, the cumulative income or expense recognised in reserves is recognised as the gain or loss on disposal in the income statement.

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	123

ACCOUNTING POLICIES CONTINUED

Bank and other borrowings
The Group uses derivatives, principally interest rate swaps, to hedge the interest rate exposure inherent in a portion of its fixed interest rate debt. In such cases the Group will either designate the debt as fair value through the profit and loss when certain criteria are met or as the hedged item under a fair value hedge.

If the debt instrument is designated as fair value through the profit and loss, the debt is initially measured at fair value (with direct transaction costs being included in the income statement as an expense) and is remeasured to fair value at each balance sheet date with changes in carrying value being recognised in the income statement (along with changes in the fair value of the related derivative). Such a designation has been made where this significantly reduces an accounting mismatch which would result from recognising gains and losses on different bases.

If the debt is designated as the hedged item under a fair value hedge, the debt is initially measured at fair value (with direct transaction costs being amortised over the life of the bonds), and is remeasured for fair value changes in respect of the hedged risk at each balance sheet date with changes in carrying value being recognised in the income statement (along with changes in the fair value of the related derivative).

If certain criteria are met, non-US dollar denominated loans are designated as net investment hedges of foreign operations and exchange differences arising from the retranslation are recognised directly in reserves. All other exchange differences giving rise to changes in the carrying value of foreign currency loans and overdrafts are recognised in the income statement.

Other interest bearing loans are initially measured at fair value (including direct transaction costs) and are subsequently remeasured to amortised cost using the effective interest rate method at each balance sheet date. Changes in carrying value are recognised in the income statement.

Derivatives
Derivatives are initially measured at fair value (with direct transaction costs being included in the income statement as an expense) and are subsequently remeasured to fair value at each balance sheet date. Changes in carrying value are recognised in the income statement.

Foreign currencies
Income statement items in foreign currencies are translated into US dollars at average exchange rates, which approximate to actual rates, for the relevant accounting periods. Assets and liabilities are translated at exchange rates prevailing at the date of the Group balance sheet.

Exchange gains and losses on short term foreign currency borrowings and deposits are included within finance income and finance expense. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit.

In the Consolidated Financial Statements, exchange differences arising on consolidation of the net investments in subsidiaries, joint ventures and associates, together with those on foreign currency loans which hedge these net investments, are taken directly to equity via the statement of recognised income and expense. Gains and losses accumulated in the translation reserve will be recycled to the income statement when the foreign operation is sold.

Contingent liabilities
Through the normal course of business, AstraZeneca is involved in legal disputes, the settlement of which may involve cost to the Group. Provision is made where an adverse outcome is probable and associated costs, including related legal costs, can be estimated reliably. In other cases, appropriate disclosures are included.

Where it is considered that the Group is more likely than not to prevail, legal costs involved in defending the claim are charged to the income statement as they are incurred.

Where it is considered that the Group has a valid contract which provides the right to reimbursement (from insurance or otherwise) of legal costs and/or all or part of any loss incurred or for which a provision has been established, the best estimate of the amount expected to be received is recognised as an asset.

AstraZeneca is exposed to environmental liabilities relating to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when there is a present obligation and where it is probable that expenditure on remedial work will be required and a reliable estimate can be made of the cost. Provisions are discounted where the effect is material.

Accounting standards issued but not adopted
IFRS 8 ‘Operating Segments’ was issued in November 2006. It requires the identification of operating segments based on internal reporting to the chief operating decision maker and extends the scope and disclosure requirements of IAS 14 ‘Segmental Reporting’. It is effective for annual periods beginning on or after 1 January 2009. The adoption of IFRS 8 will not have a significant impact upon the net results, net assets or disclosures of AstraZeneca.

A revised IAS 23 ‘Borrowing costs’ was issued in March 2007. It removes the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to prepare for use and therefore requires an entity to capitalise borrowing costs as part of the cost of such assets. The revised Standard is effective for annual periods beginning on or after 1 January 2009 and will be applied prospectively from that date. The adoption of these amendments to IAS 23 is not expected to have a material effect upon the net results or net assets of AstraZeneca.

A revised IAS 1 ‘Presentation of Financial Statements’ was issued in September 2007. It revises the presentation of non-owner changes in equity and introduces a statement of comprehensive income. It is effective for annual periods beginning on or after 1 January 2009. The adoption of these amendments to IAS 1 will not have a significant impact upon the net results, net assets or disclosures of AstraZeneca.

IFRS 8 ‘Operating Segments’ has been endorsed by the EU during 2007. The revised IAS 23 ‘Borrowing Costs’ and IAS 1 ‘Presentation of Financial Statements’ have not yet been endorsed by the EU.

The following IFRIC interpretations have been issued but are not yet adopted by AstraZeneca: IFRIC 12 ‘Service Concession Arrangements’, IFRIC 13 ‘Customer Loyalty Programmes’, and IFRIC 14 ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding requirements and their interaction’, none of which have yet been endorsed by the EU. None are expected to have a significant impact upon adoption.

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FINANCIAL STATEMENTS
124	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

NOTES TO THE FINANCIAL STATEMENTS

1 OPERATING PROFIT

	2007	2006	2005
	$m	$m	$m

Group operating profit	8,094	8,216	6,502

Charges included above
– for depreciation	(1,076)	(950)	(965)

– for amortisation	(554)	(325)	(272)

– for impairment	(226)	(70)	(90)

Gross profit	23,140	20,916	18,594

Impairment charges in 2007 relate to productivity initiatives in the Global Supply Chain in Germany, the write-down of business support assets, the termination of a product in development acquired with MedImmune and four collaboration agreements.

Impairment charges in 2006 relate to the write-down of assets in respect of Toprol-XL, NXY-059 and a collaboration agreement.

Impairment charges in 2005 relate to the write-down of assets associated with capacity reviews at manufacturing sites, primarily in the UK and France.

	2007	2006	2005
	$m	$m	$m

Other operating income and expense
Royalties	236	327	165

Other income and expense	492	197	28

	728	524	193

Other income and expense includes gains and losses arising from disposals under ongoing product and investment rationalisation programmes.

2 RESTRUCTURING AND SYNERGY COSTS
During 2007, Senior Executive Team-approved restructuring and synergy programmes were announced. The tables below show the costs that have been charged in respect of these programmes to the income statement by cost categorisation and type. Severance provisions are detailed in Note 19.

2007
$m

Cost of sales	415

Research and development	73

Selling, general and administrative expenses	478

Total charge	966

2007
$m

Severance costs	678

Accelerated depreciation and impairment	203

Other	85

Total charge	966

The total charge in respect of the Global Supply Chain productivity initiative is anticipated to be around $750m.

In aggregate, research and development restructuring costs of around $100m are expected.

A strategic review of the sales and marketing resources required in Europe for the next three years has been undertaken. The total costs of restructuring have been estimated at approximately $300m. Total costs of the programmes to improve IS and Business Support productivity and strategic sourcing are expected to amount to around $450m.

In addition, synergy programmes with respect to the integration of MedImmune have been initiated. Total costs of $375m are anticipated.

The Company expects the majority of the programmes to be substantially completed by the end of 2009. The Company will continue to look for further initiatives to improve the long-term efficiency of the business.

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	125

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

3 FINANCE INCOME AND EXPENSE

	2007	2006	2005
	$m	$m	$m

Finance income
Returns on fixed deposits and equity securities	52	29	15

Returns on short-term deposits	298	330	197

Expected return on post-employment defined benefit plan assets	573	518	448

Fair value gains on debt, interest rate swaps and investments	36	11	–

Net exchange gains	–	–	5

	959	888	665

Finance expense
Interest on debt and commercial paper	(513)	(59)	(42)

Interest on overdrafts and other financing costs	(9)	(13)	(19)

Interest on post-employment defined benefit plan liabilities	(539)	(475)	(433)

Fair value charges on debt, interest rate swaps and investments	(6)	–	(6)

Net exchange losses	(3)	(14)	–

	(1,070)	(561)	(500)

Net finance (expense)/income	(111)	327	165

The amount of exchange gains and losses recognised in income, other than those arising on financial instruments measured at fair value through profit or loss in accordance with IAS 39 (see Note 17), is losses of $3m (2006 $14m losses, 2005 $5m gains).

4 TAXATION
Taxation recognised in the income statement is as follows:

	2007	2006	2005
	$m	$m	$m

Current tax expense
Current year	1,890	2,431	1,747

Adjustment for prior years	261	270	112

	2,151	2,701	1,859

Deferred tax expense
Origination and reversal of temporary differences	379	(81)	165

Adjustment to prior years	(174)	(140)	(81)

Total taxation expense in the income statement	2,356	2,480	1,943

Taxation has been provided at current rates on the profits earned for the periods covered by the Group Financial Statements. The 2007, 2006 and 2005 prior period current tax adjustments relate mainly to provision to return adjustments, an increase in provisions in respect of a number of transfer pricing audits and double tax relief. The 2007, 2006 and 2005 prior year deferred tax credits relate to provision to return adjustments and the recognition of previously unrecognised deferred tax assets. To the extent that dividends remitted from overseas subsidiaries, joint ventures and associates are expected to result in additional taxes, appropriate amounts have been provided for. No deferred tax has been provided for unremitted earnings of Group companies overseas as these are considered permanently employed in the businesses of these companies. Unremitted earnings may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends. The aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures for which deferred tax liabilities have not been recognised totalled approximately $12,639m at 31 December 2007 (2006 $13,291m, 2005 $13,649m).

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FINANCIAL STATEMENTS
126	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

4 TAXATION CONTINUED
Consolidated statement of recognised income and expense
The current tax credit on consolidation exchange adjustments taken to reserves amounted to $32m in 2007 (2006 credit of $62m, 2005 charge of $46m). The current tax credit on share-based payments amounted to $1m (2006 $36m, 2005 $nil). The deferred tax credit taken to reserves amounted to $nil in 2007 (2006 $39m, 2005 $21m).

Factors affecting future tax charges
As a group involved in worldwide operations, AstraZeneca is subject to several factors that may affect future tax charges, principally the levels and mix of profitability in different jurisdictions, transfer pricing regulations and tax rates imposed. A number of material items currently under audit and negotiation are set out in detail in Note 27.

Tax reconciliation to UK statutory rate
The table shown below reconciles the UK statutory tax charge to the Group’s total tax charge.

	2007	2006	2005
	$m	$m	$m

Profit before tax	7,983	8,543	6,667

Notional taxation charge at UK corporation tax rate of 30% (30% for 2006, 30% for 2005)	2,395	2,563	2,000

Differences in effective overseas tax rates	(105)	(156)	(128)

Deferred tax income relating to reduction in UK and other tax rates[1]	(57)	–	–

Unrecognised deferred tax asset	(1)	(6)	25

Items not deductible for tax purposes	70	58	117

Items not chargeable for tax purposes	(33)	(109)	(102)

Adjustments in respect of prior periods	87	130	31

Total tax charge for the year	2,356	2,480	1,943

[1]	The majority of this item relates to the reduction in the UK statutory corporation tax rate from 30% to 28% effective from 1 April 2008.

Deferred tax
Deferred tax assets and liabilities and the movements during the year, before offset of balances within countries, are as follows:

									Losses
			Pension	Inter					and tax
	Property,		and post-	company				Deferred	credits
	plant and	Intangible	retirement	inventory	Untaxed	Accrued	Share	capital	carried
	equipment	assets	benefits	transfers	reserves[1]	expenses	schemes	gains	forward	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Deferred tax assets at 1 January 2006	119	–	461	821	–	200	82	–	–	12	1,695

Deferred tax liabilities at 1 January 2006	(842)	(200)	–	–	(492)	–	–	(94)	–	(62)	(1,690)

Net deferred tax balance at 1 January 2006	(723)	(200)	461	821	(492)	200	82	(94)	–	(50)	5

At 1 January 2006	(723)	(200)	461	821	(492)	200	82	(94)	–	(50)	5

Income statement	63	175	54	18	(315)	112	26	8	57	23	221

Statement of recognised income and expense	–	–	35	–	–	–	4	–	–	–	39

Acquisition of subsidiary undertaking[2]	–	(454)	–	–	–	–	–	–	–	–	(454)

Exchange	(133)	(10)	54	14	(74)	11	1	(13)	–	–	(150)

Net deferred tax balance at 31 December 2006	(793)	(489)	604	853	(881)	323	113	(99)	57	(27)	(339)

Deferred tax assets at 31 December 2006	37	2	604	853	–	323	113	–	57	28	2,017

Deferred tax liabilities at 31 December 2006	(830)	(491)	–	–	(881)	–	–	(99)	–	(55)	(2,356)

Net deferred tax balance at 31 December 2006	(793)	(489)	604	853	(881)	323	113	(99)	57	(27)	(339)

[1]	Untaxed reserves relate to taxable profits where the tax liability is deferred to later periods.
[2]	The deferred tax liability of $454m relates to the acquisitions of KuDOS Pharmaceuticals Limited and Cambridge Antibody Technology Group plc (Note 24). During the course of 2006 the Humira™ royalty stream was sold resulting in a release of the deferred tax liability of $198m recognised on acquisition.

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	127

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

4 TAXATION CONTINUED

									Losses
			Pension	Inter					and tax
	Property,		and post-	company				Deferred	credits
	plant and	Intangible	retirement	inventory	Untaxed	Accrued	Share	capital	carried
	equipment	assets	benefits	transfers	reserves [1]	expenses	schemes	gains	forward	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Deferred tax assets at 1 January 2007	37	2	604	853	–	323	113	–	57	28	2,017

Deferred tax liabilities at 1 January 2007	(830)	(491)	–	–	(881)	–	–	(99)	–	(55)	(2,356)

Net deferred tax balance at 1 January 2007	(793)	(489)	604	853	(881)	323	113	(99)	57	(27)	(339)

At 1 January 2007	(793)	(489)	604	853	(881)	323	113	(99)	57	(27)	(339)

Income statement	(86)	157	(99)	(71)	(225)	190	(45)	12	(96)	58	(205)

Statement of recognised income and expense	–	–	8	–	–	–	(8)	–	–	–	–

Acquisition of subsidiary undertaking[3]	3	(2,973)	–	58	–	74	–	–	369	(29)	(2,498)

Exchange	(35)	(5)	15	46	(65)	11	2	(1)	–	(1)	(33)

Net deferred tax balance at 31 December 2007	(911)	(3,310)	528	886	(1,171)	598	62	(88)	330	1	(3,075)

Deferred tax assets at 31 December 2007	66	59	531	907	–	611	62	–	330	71	2,637

Deferred tax liabilities at 31 December 2007	(977)	(3,369)	(3)	(21)	(1,171)	(13)	–	(88)	–	(70)	(5,712)

Net deferred tax balance at 31 December 2007	(911)	(3,310)	528	886	(1,171)	598	62	(88)	330	1	(3,075)

									2007	2006	2005
Analysed in the balance sheet, after offset of balances within countries, as:									$m	$m	$m

Deferred tax assets									1,044	1,220	1,117

Deferred tax liabilities									(4,119)	(1,559)	(1,112)

Net deferred tax balance									(3,075)	(339)	5

[1]	Untaxed reserves relate to taxable profits where the tax liability is deferred to later periods.
[3]	The deferred tax liability of $2,498m relates to MedImmune, Inc. and other acquisitions made during the course of the year (Note 24).

Unrecognised deferred tax assets
Deferred tax assets of $106m have not been recognised in respect of deductible temporary differences (2006 $103m, 2005 $87m) because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

5 EARNINGS PER $0.25 ORDINARY SHARE

	2007	2006	2005

Profit for the financial year ($m)	5,595	6,043	4,706

Basic earnings per Ordinary Share	$3.74	$3.86	$2.91

Diluted earnings per Ordinary Share	$3.73	$3.85	$2.91

Weighted average number of Ordinary Shares in issue for basic earnings (millions)	1,495	1,564	1,617

Dilutive impact of share options outstanding (millions)	3	6	1

Diluted weighted average number of Ordinary Shares in issue (millions)	1,498	1,570	1,618

There are no options, warrants or rights outstanding in respect of unissued shares except for employee share option schemes. The number of options outstanding and the weighted average exercise price of these options is shown in Note 26. The earnings figures used in the calculations above are post-tax and are unchanged for diluted earnings per Ordinary Share.

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FINANCIAL STATEMENTS
128	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

6 SEGMENT INFORMATION
The Group’s activities are in one business segment, pharmaceuticals. There are no other significant classes of business, either singularly or in aggregate.

Geographic areas
The tables below show information by geographic area and, for sales and property, plant and equipment, material countries. The figures show the sales, operating profit and profit before tax made by companies located in that area/country, together with segment assets, segment assets acquired, net operating assets and property, plant and equipment owned by the same companies; export sales and the related profit are included in the area/country from which those sales were made.

			Sales

	2007	2006	2005
	$m	$m	$m

UK
External	1,981	1,686	1,388

Intra-Group	6,506	6,123	5,037

	8,487	7,809	6,425

Continental Europe
Belgium	387	344	360

France	1,806	1,641	1,630

Germany	1,164	1,113	1,180

Italy	1,111	1,075	986

Spain	840	723	713

Sweden	985	843	767

Others	2,291	1,929	1,779

Intra-Group	4,123	4,314	3,852

	12,707	11,982	11,267

The Americas
Canada	1,145	1,031	976

US	13,404	12,381	10,735

Others	872	673	523

Intra-Group	786	351	413

	16,207	14,436	12,647

Asia, Africa & Australasia
Australia	631	481	502

Japan	1,585	1,433	1,453

China	403	224	198

Others	954	898	760

Intra-Group	56	49	41

	3,629	3,085	2,954

Continuing operations	41,030	37,312	33,293

Intra-Group eliminations	(11,471)	(10,837)	(9,343)

	29,559	26,475	23,950

Export sales from the UK totalled $7,546m for the year ended 31 December 2007 (2006 $7,012m, 2005 $5,716m). In the US, sales to three wholesalers accounted for approximately 82% of US sales (2006 three wholesalers accounted for approximately 80%, 2005 three wholesalers accounted for approximately 80%).

Intra-Group pricing is determined on an arm’s length basis.

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	129

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

6 SEGMENT INFORMATION CONTINUED

			Operating profit			Profit before tax

	2007	2006	2005	2007	2006	2005
Profit from	$m	$m	$m	$m	$m	$m

UK	2,060	1,852	1,526	1,828	1,936	1,560

Continental Europe	2,894	3,648	3,073	2,964	3,700	3,095

The Americas	2,734	2,437	1,628	2,781	2,627	1,743

Asia, Africa & Australasia	406	279	275	410	280	269

Continuing operations	8,094	8,216	6,502	7,983	8,543	6,667

			Total assets

	2007	2006	2005
	$m	$m	$m

UK	12,003	13,346	10,694

Continental Europe	7,311	6,937	6,525

The Americas	24,175	6,334	5,686

Asia, Africa & Australasia	2,217	1,950	1,752

Income tax receivable	2,251	1,365	183

Continuing operations	47,957	29,932	24,840

		Assets acquired		[1]		Net operating assets		[2]

	2007	2006	2005		2007	2006	2005
	$m	$m	$m		$m	$m	$m

UK	929	2,282	366		5,043	4,977	3,761

Continental Europe	624	440	380		4,972	4,820	4,703

The Americas	17,858	292	224		19,742	2,081	1,930

Asia, Africa & Australasia	48	50	38		1,510	1,270	1,228

Continuing operations	19,459	3,064	1,008		31,267	13,148	11,622

[1]	Included in ‘assets acquired’ are those assets that are expected to be used during more than one period (property, plant and equipment, goodwill and intangible assets).

[2]	Net operating assets exclude short term investments, cash, short term borrowings, loans, retirement benefit obligations and non-operating receivables and payables.

	Property, plant and equipment

	2007	2006	2005
	$m	$m	$m

UK	2,490	2,508	2,276

Sweden	2,204	2,104	1,897

US	1,915	1,172	1,176

Rest of the world	1,689	1,669	1,636

Continuing operations	8,298	7,453	6,985

Geographic markets
The table below shows turnover in each geographic market in which customers are located.

	2007	2006	2005
	$m	$m	$m

UK	1,003	850	757

Continental Europe	9,138	8,053	7,706

The Americas	15,459	14,213	12,327

Asia, Africa & Australasia	3,959	3,359	3,160

Continuing operations	29,559	26,475	23,950

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FINANCIAL STATEMENTS
130	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

7 PRODUCT SALES INFORMATION

	2007	2006	2005
	$m	$m	$m

Gastrointestinal:

Nexium	5,216	5,182	4,633

Losec/Prilosec	1,143	1,371	1,652

Others	84	78	70

Total Gastrointestinal	6,443	6,631	6,355

Cardiovascular:

Crestor	2,796	2,028	1,268

Seloken/Toprol-XL	1,438	1,795	1,735

Atacand	1,287	1,110	974

Zestril	295	307	332

Plendil	271	275	360

Others	599	603	663

Total Cardiovascular	6,686	6,118	5,332

Respiratory:

Symbicort	1,575	1,184	1,006

Pulmicort	1,454	1,292	1,162

Rhinocort	354	360	387

Oxis	86	88	91

Others	242	227	227

Total Respiratory	3,711	3,151	2,873

Oncology:

Arimidex	1,730	1,508	1,181

Casodex	1,335	1,206	1,123

Zoladex	1,104	1,008	1,004

Iressa	238	237	273

Faslodex	214	186	140

Nolvadex	83	89	114

Abraxane®	62	18	–

Ethyol	43	–	–

Others	10	10	10

Total Oncology	4,819	4,262	3,845

Neuroscience:

Seroquel	4,027	3,416	2,761

Local anaesthetics	557	529	511

Zomig	434	398	352

Diprivan	263	304	369

Others	59	57	66

Total Neuroscience	5,340	4,704	4,059

Infection and Other:

Merrem	773	604	505

Synagis	618	–	–

FluMist	53	–	–

Other Products	270	271	334

Total Infection and Other	1,714	875	839

Aptium Oncology	402	374	335

Astra Tech	444	360	312

Total	29,559	26,475	23,950

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	131

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

8 PROPERTY, PLANT AND EQUIPMENT

			Assets in	Total property,
	Land and	Plant and	course	plant and
	buildings	equipment	of construction	equipment
	$m	$m	$m	$m

Cost
At 1 January 2005	4,801	9,082	767	14,650

Capital expenditure	13	150	669	832

Transfer of assets into use	257	594	(851)	–

Disposals and other movements	(99)	(820)	(14)	(933)

Exchange adjustments	(482)	(971)	(91)	(1,544)

At 31 December 2005	4,490	8,035	480	13,005

Capital expenditure	23	196	577	796

Additions through business combinations	–	26	–	26

Transfer of assets into use	154	494	(648)	–

Disposals and other movements	(35)	(300)	(3)	(338)

Exchange adjustments	450	912	57	1,419

At 31 December 2006	5,082	9,363	463	14,908

Capital expenditure	53	304	812	1,169

Additions through business combinations	302	122	176	600

Transfer of assets into use	151	470	(621)	–

Disposals and other movements	(23)	(555)	(16)	(594)

Exchange adjustments	254	470	28	752

At 31 December 2007	5,819	10,174	842	16,835

Depreciation
At 1 January 2005	1,360	5,193	–	6,553

Charge for year	166	799	–	965

Impairment	–	90	–	90

Disposals and other movements	(53)	(794)	–	(847)

Exchange adjustments	(153)	(588)	–	(741)

At 31 December 2005	1,320	4,700	–	6,020

Charge for year	203	747	–	950

Impairment	6	47	–	53

Disposals and other movements	(21)	(277)	–	(298)

Exchange adjustments	148	582	–	730

At 31 December 2006	1,656	5,799	–	7,455

Charge for year	227	849	–	1,076

Impairment	39	65	2	106

Disposals and other movements	(3)	(498)	(1)	(502)

Exchange adjustments	96	306	–	402

At 31 December 2007	2,015	6,521	1	8,537

Net book value

At 31 December 2005	3,170	3,335	480	6,985

At 31 December 2006	3,426	3,564	463	7,453

At 31 December 2007	3,804	3,653	841	8,298

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FINANCIAL STATEMENTS
132	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

8 PROPERTY, PLANT AND EQUIPMENT CONTINUED
Impairment charges in 2007 are attributable to the productivity initiatives in the global supply chain in Germany and the write-down of business support assets. These costs were recognised in cost of sales and general and administrative expenses in the income statement.

Impairment charges in 2006 are attributable to the write-down of assets in relation to the termination of NXY-059 and the write-down of assets in association with Toprol-XL, resulting from the introduction of generic competition in the US. The charges were recognised in cost of sales in the income statement.

Impairment charges in 2005 relate to the write-down of assets associated with capacity reviews at manufacturing sites, primarily in the UK and France. These were recognised in cost of sales in the income statement.

	2007	2006	2005
	$m	$m	$m

The net book value of land and buildings comprised:
Freeholds	3,804	3,421	3,164

Short leases	–	5	6

	3,804	3,426	3,170

9 GOODWILL

	2007	2006	2005
	$m	$m	$m

Cost
At 1 January	1,430	1,280	1,325

Additions through business combinations	8,757	116	–

Exchange adjustments	38	34	(45)

At 31 December	10,225	1,430	1,280

Amortisation and impairment losses
At 1 January	333	327	336

Exchange adjustments	8	6	(9)

At 31 December	341	333	327

Net book value at 31 December	9,884	1,097	953

Significant assets

		Carrying	Remaining
		value	amortisation
	Description	$m	period

Goodwill in the US	Goodwill	707	Not amortised

Goodwill arising from the acquisition of MedImmune	Goodwill	8,757	Not amortised

For the purposes of impairment testing of goodwill, the Group is regarded as a single cash-generating unit. The cash-generating unit’s recoverable amount is based on value in use using projections of the Group’s performance over 10 years, a period reflecting the patent-protected lives of our current products. The projections include assumptions about product launches, competition from rival products, pricing policy as well as the possibility of generics entering the market. The 10 year period is covered by internal budgets and forecasts. A risk-adjusted discount rate of 12% has been applied to the projections. Tests on a similar basis are also conducted at geographic-specific levels using proportionate allocations of cross-functional assets.

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	133

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

10 INTANGIBLE ASSETS

	Product,
	marketing and		Software
	distribution	Other	development
	rights	intangibles	costs	Total
	$m	$m	$m	$m

Cost
At 1 January 2005	3,202	477	596	4,275

Additions – separately acquired	43	57	76	176

Exchange adjustments	(442)	(31)	(23)	(496)

At 31 December 2005	2,803	503	649	3,955

Additions – through business combinations	1,260	281	–	1,541

Additions – separately acquired	413	51	121	585

Disposals	(675)	(4)	–	(679)

Exchange adjustments	372	79	16	467

At 31 December 2006	4,173	910	786	5,869

Additions – through business combinations	6,946	1,477	–	8,423

Additions – separately acquired	299	33	178	510

Disposals	(52)	(82)	–	(134)

Exchange adjustments	183	47	12	242

At 31 December 2007	11,549	2,385	976	14,910

Amortisation and impairment losses
At 1 January 2005	1,507	335	372	2,214

Amortisation for year	214	19	39	272

Exchange adjustments	(288)	3	(5)	(290)

At 31 December 2005	1,433	357	406	2,196

Amortisation for year	250	25	50	325

Disposals	(14)	(4)	–	(18)

Impairment	–	17	–	17

Exchange adjustments	190	48	4	242

At 31 December 2006	1,859	443	460	2,762

Amortisation for year	364	112	78	554

Disposals	(52)	(81)	–	(133)

Impairment	98	22	–	120

Exchange adjustments	104	32	4	140

At 31 December 2007	2,373	528	542	3,443

Net book value

At 31 December 2005	1,370	146	243	1,759

At 31 December 2006	2,314	467	326	3,107

At 31 December 2007	9,176	1,857	434	11,467

Amortisation and impairment charges
Amortisation charges are recorded in selling, general and administrative costs and research and development costs in the income statement.

The impairment in 2007 was in relation to the termination of a product in development acquired with MedImmune and four collaboration agreements.

The impairment in 2006 was in relation to the termination of NXY-059 and a collaboration agreement.

These costs were included in research and development in the income statement in both years.

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FINANCIAL STATEMENTS
134	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

10 INTANGIBLE ASSETS CONTINUED
Significant assets

		Carrying	Remaining
		value	amortisation
	Description	$m	period

Intangible assets arising from joint venture with Merck[1]	Product, marketing and distribution rights	298	6 and 10 years

Advance payment[1]	Product, marketing and distribution rights	704	11 years

Intangible assets arising from the acquisition of CAT	Product, marketing and distribution rights	585	8 and 13 years	[2]

Intangible assets arising from the acquisition of KuDOS	Product, marketing and distribution rights	285	Not amortised\	[2]

Intangible assets arising from the acquisition of MedImmune	Product, marketing and distribution rights	5,916	18-24 years

Intangible assets arising from the acquisition of MedImmune	Licensing and contractual income	1,314	2-13 years

Intangible assets arising from the acquisition of MedImmune	Product, marketing and distribution rights	576	Not amortised	[2]

[1]	These assets are associated with the restructuring of the joint venture with Merck & Co., Inc. Further information can be found in Note 27.
[2]	Assets in development are not amortised but are tested annually for impairment.

11 OTHER INVESTMENTS

	2007	2006	2005
	$m	$m	$m

Non-current investments
Loans and receivables at fair value through profit or loss	–	37	100

Equity securities available for sale	182	82	156

	182	119	256

Current investments
Equity securities held for trading	31	26	16

Fixed deposits	60	559	1,549

Derivative financial instruments	86	72	59

	177	657	1,624

Impairment charges of $18m in respect of available for sale securities are included in other operating income and expense in the income statement (2006 $nil, 2005 $16m included in research and development).

In 2006, the Group completed the acquisition of Cambridge Antibody Technology Group plc, which was previously held as an available for sale investment.

12 INVENTORIES

	2007	2006	2005
	$m	$m	$m

Raw materials and consumables	579	541	491

Inventories in process	806	778	957

Finished goods and goods for re-sale	734	931	758

	2,119	2,250	2,206

Inventory write-offs in the year amounted to $95m (2006 $137m, 2005 $147m).

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	135

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

13 TRADE AND OTHER RECEIVABLES

	2007	2006	2005
	$m	$m	$m

Amounts due within one year
Trade receivables	5,415	4,340	3,809

Less: Amounts provided for doubtful debts	(89)	(52)	(45)

	5,326	4,288	3,764

Other receivables	593	462	312

Prepayments and accrued income	510	578	417

	6,429	5,328	4,493

Amounts due after more than one year
Other receivables	54	44	58

Prepayments and accrued income	185	189	227

	239	233	285

	6,668	5,561	4,778

	2007	2006	2005
	$m	$m	$m

Provisions for doubtful debts
Balance at beginning of year	52	45	46

Income statement charge	34	4	3

Amounts utilised, exchange and other movements	3	3	(4)

Balance at end of year	89	52	45

14 CASH AND CASH EQUIVALENTS

	2007	2006	2005
	$m	$m	$m

Cash at bank and in hand	1,403	684	545

Short term deposits	4,464	6,419	4,434

Cash and cash equivalents	5,867	7,103	4,979

Unsecured bank overdrafts	(140)	(114)	(84)

Cash and cash equivalents in the cash flow statement	5,727	6,989	4,895

The Group’s insurance subsidiaries hold cash and short term investments totalling $347m (2006 $320m, 2005 $300m), of which $257m (2006 $220m, 2005 $176m) is required to meet insurance solvency requirements and which, as a result, is not readily available for the general purposes of the Group.

15 INTEREST BEARING LOANS AND BORROWINGS

		Repayment	2007	2006	2005
		dates	$m	$m	$m

Current liabilities
Bank overdrafts		On demand	140	114	84

Other loans		Within one year	4,140	22	6

			4,280	136	90

Non-current liabilities
Floating Rate Note	US dollars	2009	649	–	–

4.625% Non-callable bond	Euros	2010	1,099	–	–

5.4% Callable bond	US dollars	2012	1,765	–	–

5.4% Callable bond	US dollars	2014	767	756	770

5.125% Non-callable bond	Euros	2015	1,099	–	–

5.9% Callable bond	US dollars	2017	1,768	–	–

7% Guaranteed debentures	US dollars	2023	323	331	341

5.75% Non-callable bond	Pounds sterling	2031	691	–	–

6.45% Callable bond	US dollars	2037	2,715	–	–

			10,876	1,087	1,111

All loans and borrowings above are unsecured.

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FINANCIAL STATEMENTS
136	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

16 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
The Group’s principal financial instruments, other than derivatives, comprise bank overdrafts, loans, current and non-current investments, cash and short term deposits. The main purpose of these financial instruments is to manage the Group’s funding and liquidity requirements. The Group has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The principal financial risks to which the Group is exposed are those of interest rate, liquidity, foreign currency and credit. Each of these are managed in accordance with Board-approved policies. These policies are set out below.

The Group uses foreign currency borrowings, foreign currency forwards and options, interest rate swaps and forward rate agreements for the purpose of hedging its foreign currency and interest rate risks. The Group may designate certain financial instruments as either fair value hedges or net investment hedges in accordance with IAS 39. Key controls, applied to transactions in derivative financial instruments, are to use only instruments where good market liquidity exists, to revalue all financial instruments regularly using current market rates and to sell options only to offset previously purchased options. The Group does not use derivative financial instruments for speculative purposes.

The debt-financed acquisition of MedImmune during the year resulted in a change to the financial risks faced by the Group, specifically exposure to liquidity risk. The Group initially funded the acquisition through drawing on a $15bn 364 day loan facility, which was re-financed with short-term US commercial paper. The majority of the commercial paper was subsequently re-financed into longer-term debt through capital market issuances. The initial $15bn 364 day loan facility was gradually reduced throughout the year and then finally replaced by a series of new bilateral agreements making up in total $1.8bn of 364 day facilities, expiring on 24 October 2008 but with a 12 month term-out option, and $3.35bn of five year facilities. The Board approved the financing and risk management policy and parameters in July and delegated the execution, within these approved parameters, to the Chief Executive Officer, supported by a Treasury Committee. The Treasury Committee included the Group Financial Controller, Group Treasurer and Company Secretary.

Liquidity risk
The Group manages liquidity risk by maintaining access to a number of sources of funding, which are sufficient to meet anticipated funding requirements. Specifically, the Group uses US commercial paper, bank facilities and cash resources to manage short-term liquidity and manages long-term liquidity by raising funds through the capital markets.

In addition to cash balances (comprising fixed deposits, cash and cash equivalents less overdrafts) of $5,787m, the Group has committed bank facilities of $5.15bn, a $15bn US Commercial Paper Programme, a $5bn Euro Medium Term Note (EMTN) Programme and an uncapped SEC-registered shelf debt programme available to manage liquidity. As at 31 December 2007, the Group has issued $2,889m under the EMTN programme, $7,664m under the SEC-registered shelf, $323m under a previous SEC-registered programme and has $4,112m of commercial paper outstanding. The committed facilities were undrawn as at 31 December 2007.

The Board reviews the Group’s ongoing liquidity risks annually as part of the planning process. The Board considers short-term requirements against available sources of funding taking into account cash flow. In addition, this year the Board reviewed liquidity requirements as part of its consideration of the acquisition of MedImmune, and, at the January 2008 meeting, assessed the impact of the likely payments under the Merck termination agreement in March 2008.

Market risk
Interest rate risk
Prior to the debt-financed acquisition of MedImmune, the Group’s policy was to match the interest rate exposure on the Group’s gross debt balance with that arising on the surplus cash position using interest rate swaps. With the move to a net debt position and the subsequent re-financing of short-term debt, a significant portion of the new debt has been held at fixed rates of interest. The balance remains in floating rates, including $1.5bn of the new fixed rate debt swapped to floating, which is achieved through the underlying basis of the funding or through the use of interest rate swaps. The portion of fixed rate debt was approved by the Board and any variation requires Board approval.

The majority of the Group’s cash balances are held with third party fund managers who return a target yield referenced to seven day US dollar LIBID. In addition to interest rate swaps, the Group uses forward rate agreements to manage any short-term timing difference between the swapped debt interest expense and cash interest income.

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	137

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

16 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES CONTINUED
Foreign currency risk
 Translational exposure
The US dollar is the Group’s most significant currency. As a consequence, the Group results are presented in US dollars and exposures are managed against US dollars accordingly. Approximately 54% of Group external sales in 2007 were denominated in currencies other than the US dollar, while a significant proportion of manufacturing and R&D costs were denominated in sterling and Swedish krona. Surplus cash generated by business units is substantially converted to, and held centrally in US dollars. As a result, operating profit and total cash flow in US dollars will be affected by movements in exchange rates.

This currency exposure is managed centrally based on forecast cash flows for the currencies of Swedish krona, sterling, euro, Australian dollar, Canadian dollar and Japanese yen. The impact of movements in exchange rates is mitigated significantly by the correlations which exist between the major currencies to which the Group is exposed and the US dollar, and, accordingly, we will hedge only if there is a significant change or anticipated change in our risk position. Monitoring of currency exposures and correlations is undertaken on a regular basis and hedging is subject to pre-execution approval.

The Group will hold debt in non-US dollar currencies where there is an underlying net investment in the same currency. As at 31 December 2007, 4.6% of interest bearing loans and borrowings were denominated in sterling and 14.5% of interest bearing loans and borrowings were denominated in euros.

Transactional exposure
The transaction exposures that arise from non-local currency sales and purchases by subsidiaries are, where practicable, fully hedged economically using forward foreign exchange contracts.

Credit risk
The Group is exposed to credit risk on financial assets, such as cash balances (including fixed deposits and cash and cash equivalents), derivative instruments, trade and other receivables. The Group is also exposed in its net asset position to its own credit risk in respect of the 2023 debentures and 2014 bonds which are accounted for as fair value through profit and loss.

Trade and other receivables
Trade receivable exposures are managed locally in the operating units where they arise and credit limits set as deemed appropriate for the customer. The Group is exposed to customers ranging from government backed agencies and large private wholesalers to privately owned pharmacies, and the underlying local economic and sovereign risks vary throughout the world. Where appropriate, the Group endeavours to minimise risks by the use of trade finance instruments such as letters of credit and insurance.

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of specific trade and other receivables where it is deemed that a receivable may not be recoverable. When the debt is deemed irrecoverable, the allowance account is written off against the underlying receivable.

Other financial assets
Exposure to financial counterparty credit risk is controlled by the treasury team centrally in establishing and monitoring counterparty limits. Centrally managed funds are invested entirely with counterparties whose credit rating is ‘A’ or better. External fund managers, who manage $4,368m of the Group’s cash, are rated AAA by Standard & Poor’s. There were no other significant concentrations of credit risk at the balance sheet date. All financial derivatives are transacted with commercial banks, in line with standard market practice and are not backed with cash collateral. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments recorded, in the balance sheet.

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FINANCIAL STATEMENTS
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NOTES TO THE FINANCIAL STATEMENTS CONTINUED

17 FINANCIAL INSTRUMENTS
Fair values of financial assets and financial liabilities
Set out below is a comparison by category of carrying values and fair values of all the Group’s financial assets and financial liabilities as at 31 December 2007, 31 December 2006 and 31 December 2005. None of the financial assets or financial liabilities have been reclassified during the year.

	Designated	Derivatives and				Total
	at fair	other items at	Available	Held for	Amortised	carrying	Fair
	value	fair value	for sale	trading	cost	value	value
	$m	$m	$m	$m	$m	$m	$m

2007

Cash and cash equivalents	–	–	–	–	5,867	5,867	5,867

Overdrafts	–	–	–	–	(140)	(140)	(140)

Loans due within one year	–	–	–	–	(4,140)	(4,140)	(4,140)

Loans due after more than one year	(1,090)	(1,544)	–	–	(8,242)	(10,876)	(11,235)

Derivative assets	67	19	–	–	–	86	86

Other investments	–	–	182	31	60	273	273

Other financial assets	–	–	–	–	5,973	5,973	5,973

Other financial liabilities	–	–	–	–	(8,070)	(8,070)	(8,070)

2006

Cash and cash equivalents	–	–	–	–	7,103	7,103	7,103

Overdrafts	–	–	–	–	(114)	(114)	(114)

Loans due within one year	–	–	–	–	(22)	(22)	(22)

Loans due after more than one year	(1,087)	–	–	–	–	(1,087)	(1,087)

Derivative assets	27	45	–	–	–	72	72

Other investments	37	–	82	26	559	704	704

Other financial assets	–	–	–	–	4,794	4,794	4,794

Other financial liabilities	–	–	–	–	(6,729)	(6,729)	(6,729)

2005

Cash and cash equivalents	–	–	–	–	4,979	4,979	4,979

Overdrafts	–	–	–	–	(84)	(84)	(84)

Loans due within one year	–	–	–	–	(6)	(6)	(6)

Loans due after more than one year	(1,111)	–	–	–	–	(1,111)	(1,111)

Derivative assets	49	10	–	–	–	59	59

Other investments	100	–	156	16	1,549	1,821	1,821

Other financial assets	–	–	–	–	4,134	4,134	4,134

Other financial liabilities	–	–	–	–	(5,847)	(5,847)	(5,847)

Credit risk increased the fair value of the bonds designated as fair value through profit and loss by $23m for the year and by $21m since designation. Changes in credit risk had no material effect on any other financial assets and liabilities recognised at fair value in the financial statements. The change in fair value attributable to changes in credit risk is calculated as the change in fair value not attributable to market risk.

The methods and assumptions used to estimate the fair values of financial instruments are as follows:

>	Current investments – the fair value of listed investments is based on year end quoted market prices. For unlisted investments, carrying values approximate fair value.
>	Non-current investments (excluding equity investments in joint ventures and associates) – the fair value of listed investments is based on year end quoted market prices. For unlisted investments, carrying values approximate fair value.
>	Loans – the fair value of fixed rate publicly traded debt is based on year end quoted market prices; the fair value of floating rate debt is nominal value, as mark to market differences would be minimal given frequency of resets.
>	Forward foreign exchange contracts – the Group has forward foreign exchange contracts to sell currency for the purpose of hedging non-dollar commercial transaction exposures which existed at the date of the balance sheet. The majority of the contracts for existing transactions had a maturity of six months or less from year end. The fair value of forward foreign exchange contracts is based on market forward foreign exchange rates at year end.
>	Foreign currency option contracts – the Group may use foreign currency option contracts to hedge anticipated, but not firmly committed, non-dollar commercial transactions. The fair value of option contracts is estimated using Black-Scholes valuation techniques.
>	Interest rate swaps – the Group uses interest rate swaps to hedge the Group’s exposure to fluctuations in interest rates, in accordance with a formal risk management strategy. The fair value is estimated using appropriate zero coupon curve valuation techniques based on rates current at year end.

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	139

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

17 FINANCIAL INSTRUMENTS CONTINUED
Net gains and losses on financial assets and financial liabilities

	2007	2006	2005
	$m	$m	$m

Included in operating profit
(Losses)/gains on forward foreign exchange contracts	(59)	168	(61)

Gains/(losses) on receivables and payables	108	(179)	85

(Losses)/gains on investments designated at fair value through profit and loss	(1)	(13)	34

(Losses)/gains on available for sale financial assets	(21)	5	(15)

	27	(19)	43

Included in finance income and expense
Interest and fair value adjustments in respect of debt designated at fair value through profit and loss, net of derivatives	(22)	(59)	(48)

Interest and changes in carrying values of debt designated as hedged items, net of derivatives	(28)	–	–

Interest and fair value changes on fixed and short-term deposits and equity securities	344	368	212

Interest on debt, overdrafts and commercial paper held at amortised cost	(436)	(11)	(19)

Exchange (losses)/gains on financial assets and liabilities	(3)	(14)	5

	(145)	284	150

$49m fair value gains on hedging instruments and $52m fair value losses on the hedged items have been included within interest and changes in carrying values of debt designated as hedged items, net of derivatives.

$70m of losses on financial assets and liabilities have been taken directly to equity (2006 $20m, 2005 $10m).

Liquidity risk
The maturity profile of the anticipated future cash flows including interest in relation to the Group’s non-derivative financial liabilities, on an undiscounted basis and which, therefore, differs from both the carrying value and fair value, is as follows:

			Trade, other
	Bank overdrafts		payables and
	and other loans	Bonds	provisions	Total
	$m	$m	$m	$m

Within one year	4,305	619	7,355	12,279

In one to two years	–	1,259	715	1,974

In two to three years	–	1,679	–	1,679

In three to four years	–	532	–	532

In four to five years	–	2,255	–	2,255

In more than five years	–	13,356	–	13,356

	4,305	19,700	8,070	32,075

Effect of interest	(25)	(8,857)	–	(8,882)

Effect of discounting, fair values and issue costs	–	33	–	33

31 December 2007	4,280	10,876	8,070	23,226

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FINANCIAL STATEMENTS
140	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

17 FINANCIAL INSTRUMENTS CONTINUED
Market risk
Interest rate risk

The interest rate profile of the Group’s interest bearing financial instruments, as at 31 December 2007 and at 31 December 2006 are set out below. In the case of non-current financial liabilities, the classification includes the impact of interest rate swaps which convert the debt to floating rate.

			2007			2006

	Total	Fixed rate	Floating rate	Total	Fixed rate	Floating rate
	$m	$m	$m	$m	$m	$m

Financial liabilities
Interest bearing loans and borrowings
Current	4,280	–	4,280	136	–	136

Non-current	10,876	7,594	3,282	1,087	–	1,087

	15,156	7,594	7,562	1,223	–	1,223

Financial assets
Fixed deposits	60	–	60	559	–	559

Cash and cash equivalents	5,867	–	5,867	7,103	–	7,103

	5,927	–	5,927	7,662	–	7,662

In addition to the financial assets above, there are $6,272m (2006 $5,011m) of other current and non-current asset investments and other financial assets on which no interest is received.

Foreign currency risk
Transactional exposure
100% of the Group’s major transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged, where practicable, using forward foreign exchange contracts. As a result, as at 31 December 2007 and 31 December 2006, there were no material monetary assets or liabilities in currencies other than the functional currencies of the Group companies concerned, having taken into account the effect of forward exchange currency contracts that have been used to match foreign currency exposures.

Translational exposure
During the year there was no significant change in our risk position in relation to the cash flows of the Group’s principal six currency exposures (sterling, Swedish krona, euro, Australian dollar, Japanese yen and Canadian dollar). During the year, foreign currency loans have been designated as hedges on retranslation of net investments in foreign operations.

Sensitivity analysis
The sensitivity analysis set out below summarises the sensitivity of the market value of our financial instruments to hypothetical changes in market rates and prices. The range of variables chosen for the sensitivity analysis reflects our view of changes which are reasonably possible over a one year period. Market values are the present value of future cash flows based on market rates and prices at the valuation date. For long term debt, an increase in interest rates results in a decline in the fair value of debt.

The sensitivity analysis assumes an instantaneous 100 basis point change in interest rates in all currencies from their levels at 31 December 2007, with all other variables held constant. Based on the composition of our long term debt portfolio as at 31 December 2007, a 1% increase in interest rates would result in an additional $75m in interest expense being incurred per year. The exchange rate sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from their levels at 31 December 2007, with all other variables held constant. The +10% case assumes a 10% strengthening of the US dollar against all other currencies and the -10% case assumes a 10% weakening of the US dollar.

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	141

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

17 FINANCIAL INSTRUMENTS CONTINUED

31 December 2007
		Interest rates		Exchange rates
	+1%	-1%	+10%	-10%

Increase/(decrease) in fair value of financial instruments	666	(779)	165	(165)

Impact on income statement: gain/(loss)	–	–	(37)	37

Impact on equity: gain/(loss)	–	–	202	(202)

31 December 2006
		Interest rates		Exchange rates
	+1%	-1%	+10%	-10%

Increase/(decrease) in fair value of financial instruments	–	–	(185)	185

Impact on income statement: gain/(loss)	–	–	(104)	104

Impact on equity: gain/(loss)	–	–	(81)	81

31 December 2005
		Interest rates		Exchange rates
	+1%	-1%	+10%	-10%

Increase/(decrease) in fair value of financial instruments	–	–	(113)	113

Impact on income statement: gain/(loss)	–	–	(67)	67

Impact on equity: gain/(loss)	–	–	(46)	46

Credit risk
The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2007	2006	2005
	$m	$m	$m

US	1,961	1,491	1,305

United Kingdom	425	397	320

Sweden	260	242	176

Euro-zone countries	901	771	633

Other European countries	247	171	143

Japan	771	647	621

Other countries	761	569	566

	5,326	4,288	3,764

The aging of trade receivables at the reporting date was:
	2007	2006	2005
	$m	$m	$m

Not past due	4,930	3,966	3,481

Overdue but renegotiated	120	86	58

Past due 0-90 days	79	83	50

Past due 90-180 days	99	62	37

Past due > 180 days	98	91	138

	5,326	4,288	3,764

The allowance for doubtful debts has been calculated based on past experience and is in relation to specific customers. Given the profile of our customers, including large wholesalers and government backed agencies, no further credit risk has been identified with the trade receivables not past due other than those balances for which an allowance has been made.

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FINANCIAL STATEMENTS
142	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

18 TRADE AND OTHER PAYABLES

	2007	2006	2005
	$m	$m	$m

Current liabilities
Trade payables	3,497	3,482	3,161

Value added and payroll taxes and social security	434	280	263

Other payables	865	1,166	854

Accruals	2,172	1,367	1,143

	6,968	6,295	5,421

Non-current liabilities
Other payables	229	254	72

Included in other payables are amounts totalling $209m (2006 $241m, 2005 $180m) to meet insurance obligations of the Group’s insurance subsidiaries.

19 PROVISIONS FOR LIABILITIES AND CHARGES

			Employee	Other
	Severance	Environmental	benefits	provisions	Total
	$m	$m	$m	$m	$m

At 1 January 2005	34	67	121	83	305

Charge for the year	33	17	32	20	102

Cash paid	(1)	(16)	(20)	–	(37)

Exchange and other movements	(4)	–	(11)	(1)	(16)

At 31 December 2005	62	68	122	102	354

Charge/(credit) for the year	(1)	56	36	(4)	87

On acquisition of subsidiary	–	–	–	20	20

Cash paid	(36)	(29)	(36)	(5)	(106)

Exchange and other movements	6	–	(13)	18	11

At 31 December 2006	31	95	109	131	366

Charge for the year	620	48	4	58	730

Cash paid	(25)	(32)	(23)	(25)	(105)

Exchange and other movements	17	–	10	2	29

At 31 December 2007	643	111	100	166	1,020

			2007	2006	2005
			$m	$m	$m

Due within one year			387	39	45

Due after more than one year			633	327	309

			1,020	366	354

AstraZeneca is undergoing a worldwide restructuring initiative which involves rationalisation of the Global Supply Chain, European Sales and Marketing, Information Services and Business Support infrastructure and Research and Development. Employee costs in connection with the initiatives are recognised in severance provisions. This is a three-year programme expected to be substantially completed by the end of 2009.

Employee benefit provisions include the executive deferred bonus plan and other employee benefit provisions. Further details are included in Note 26.

Details of environmental and litigation provisions are provided in Note 27.

No provision has been released or applied for any purpose other than that for which it was established.

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	143

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

20 STATEMENT OF CHANGES IN EQUITY

	2007	2006	2005
	$m	$m	$m

Total equity at 1 January	15,416	13,691	14,497

Net profit for the period	5,627	6,063	4,724

Dividends (Note 23)	(2,658)	(2,217)	(1,676)

Transfers from minority interests to payables	(10)	(6)	(6)

Issues of AstraZeneca PLC Ordinary Shares	218	985	143

Re-purchase of AstraZeneca PLC Ordinary Shares	(4,170)	(4,147)	(3,001)

Share-based payments	150	129	143

Treasury shares	–	(13)	(11)

Foreign exchange and other adjustments on consolidation	492	922	(1,052)

Foreign exchange on borrowings	(40)	–	–

Cash flow hedge in anticipation of debt issue	(21)	–	–

Available for sale losses	(9)	(20)	(10)

Actuarial loss	(113)	(108)	(35)

Tax on items taken directly to reserves	33	137	(25)

Net movement in equity	(501)	1,725	(806)

Total equity at 31 December	14,915	15,416	13,691

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FINANCIAL STATEMENTS
144	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

21 RESERVES

	Share	Capital
	premium	redemption	Merger	Other	Retained
	account	reserve	reserve	reserves	earnings	Total
	$m	$m	$m	$m	$m	$m

At 1 January 2005	550	36	433	1,384	11,590	13,993

Profit retained for the year					4,706	4,706

Dividends					(1,676)	(1,676)

Share premiums	142					142

Re-purchase of shares		17			(3,001)	(2,984)

Share-based payments					143	143

Treasury shares					(11)	(11)

Actuarial loss					(40)	(40)

Available for sale losses					(10)	(10)

Exchange adjustments:
Goodwill				(39)	39	–

Foreign exchange and other adjustments on consolidation					(1,038)	(1,038)

Tax on items taken directly to reserves					(23)	(23)

Net movements	142	17	–	(39)	(911)	(791)

At 31 December 2005	692	53	433	1,345	10,679	13,202

Profit retained for the year					6,043	6,043

Dividends					(2,217)	(2,217)

Share premiums	979					979

Re-purchase of shares		18			(4,147)	(4,129)

Share-based payments					129	129

Treasury shares					(13)	(13)

Actuarial loss					(108)	(108)

Available for sale losses					(20)	(20)

Exchange adjustments:
Goodwill				53	(53)	–

Foreign exchange and other adjustments on consolidation					918	918

Tax on items taken directly to reserves					137	137

Net movements	979	18	–	53	669	1,719

At 31 December 2006	1,671	71	433	1,398	11,348	14,921

Profit retained for the year					5,595	5,595

Dividends					(2,658)	(2,658)

Share premiums	217					217

Re-purchase of shares		20			(4,170)	(4,150)

Share-based payments					150	150

Actuarial loss					(113)	(113)

Available for sale losses					(9)	(9)

Foreign exchange on borrowings					(40)	(40)

Cash flow hedge in anticipation of debt issue					(21)	(21)

Exchange adjustments:
Goodwill				(20)	20	–

Foreign exchange and other adjustments on consolidation					489	489

Tax on items taken directly to reserves					33	33

Net movements	217	20	–	(20)	(724)	(507)

At 31 December 2007	1,888	91	433	1,378	10,624	14,414

The cumulative translation differences at 31 December 2007 were $2,433m (2006 $1,945m, 2005 $1,080m).

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	145

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

21 RESERVES CONTINUED
Nature and purpose of other reserves
The other reserves arose from the cancellation of £1,255m of share premium account by the parent company in 1993 and the redenomination of share capital ($157m) in 1999. The reserves are available for writing off goodwill arising on consolidation and, subject to guarantees given to preserve the rights of creditors as at the date of the court order, are available for distribution.

The cumulative amount of goodwill written off directly to reserves resulting from acquisitions, net of disposals, amounted to $681m (2006 $661m, 2005 $714m) using year end rates of exchange. At 31 December 2007, nil shares, at a cost of $nil, have been deducted from retained earnings (2006 1,112,223 shares, at a cost of $40m, 2005 1,132,144 shares, at a cost of $42m).

There are no significant statutory or contractual restrictions on the distribution of current profits of subsidiaries, joint ventures or associates; undistributed profits of prior years are, in the main, permanently employed in the businesses of these companies. The undistributed income of AstraZeneca companies overseas may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends (see Note 4).

22 MINORITY INTERESTS

	2007	2006	2005
	$m	$m	$m

At beginning of year	112	94	93

Minority interest share of profit	32	20	18

Actuarial gain, net of tax	–	–	3

Transfers from minority interests to payables	(10)	(6)	(6)

Other movements including exchange	3	4	(14)

At end of year	137	112	94

23 DIVIDENDS TO SHAREHOLDERS

	2007	2006	2005	2007	2006	2005
	Per share	Per share	Per share	$m	$m	$m

Final, paid March 2007	$1.230	$0.920	$0.645	1,885	1,453	1,061

Interim, paid September 2007	$0.520	$0.490	$0.380	773	764	615

	$1.750	$1.410	$1.025	2,658	2,217	1,676

The second interim dividend, to be confirmed as final, is $1.35 per share and $1,967m in total. This will be payable on 17 March 2008.

On payment of the dividends, exchange gains of $17m (2006 losses of $3m, 2005 losses of $41m) arose. These exchange gains and losses are included in finance income and expense.

24 ACQUISITIONS OF BUSINESS OPERATIONS
Details with regard to acquisitions made during the year ended 31 December 2007 are set out below:

MedImmune, Inc.
On 1 June 2007, AstraZeneca announced the successful tender offer for all the outstanding shares of common stock of MedImmune, Inc., a world-leading biotechnology company with proven biologics discovery and development strength, pipeline and leading biomanufacturing capability. At that date, approximately 96.0% of the outstanding shares were successfully tendered; the remaining shares were acquired by 18 June 2007. The financial results of MedImmune, Inc. have been consolidated into the Group’s results from 1 June 2007.

Cash consideration of $13.9bn was paid for the outstanding shares. After taking account of the cash and investments acquired, together with the settlement of MedImmune’s convertible debt and outstanding share options, the total cash paid to acquire MedImmune was $15.6bn.

In most business acquisitions, there is a part of the cost that is not capable of being attributed in accounting terms to identifiable assets and liabilities acquired and is therefore recognised as goodwill. In the case of the acquisition of MedImmune, this goodwill is underpinned by a number of elements, which individually cannot be quantified. Most significant amongst these is the premium attributable to a pre-existing, well positioned business in the innovation intensive, high growth biologics market with a highly skilled workforce and established reputation. Other important elements include buyer specific synergies, potential additional indications for identified products and the core technological capabilities and knowledge base of the company.

MedImmune, Inc. contributed $714m of turnover in the period since acquisition. After amortisation, net investments/interest costs (including interest costs of external financing of $446m) and tax, the loss attributable to MedImmune since acquisition is $410m. If the acquisition had taken effect at the beginning of the reporting period (1 January 2007), on a proforma basis the revenue, profit before tax and profit after tax of the combined Group for the year would have been $30,127m, $7,576m and $5,351m, respectively. Basic and diluted Earnings per Share for the combined Group would have been $3.56 and $3.55, respectively. This proforma information has been prepared taking into account amortisation, interest costs and related tax effects but does not purport to represent the results of the combined Group that actually would have occurred had the acquisition taken place on 1 January 2007 and should not be taken to be representative of future results.

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FINANCIAL STATEMENTS
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24 ACQUISITIONS OF BUSINESS OPERATIONS CONTINUED

		Fair value
	Book value	adjustment	Fair value
	$m	$m	$m

Non-current assets
Intangible assets	193	7,882	8,075

Property, plant and equipment	523	70	593

Other	550	(17)	533

	1,266	7,935	9,201

Current assets	1,439	115	1,554

Current liabilities	(326)	39	(287)

Additional obligations related to convertible debt and share options	–	(1,724)	(1,724)

Non-current liabilities

Interest bearing loans and borrowings	(1,165)	–	(1,165)

Other payables	(73)	–	(73)

Deferred tax assets/(liabilities)	314	(2,694)	(2,380)

	(924)	(2,694)	(3,618)

Total assets acquired	1,455	3,671	5,126

Goodwill			8,757

Total consideration for outstanding shares			13,883

Additional payments related to convertible debt, share options and other acquisition obligations			1,770

Total consideration			15,653

The total consideration for outstanding shares includes $29m of directly attributable costs.

Other acquisitions

		Fair value
	Book value	adjustment	Fair value
	$m	$m	$m

Non-current assets
Intangible assets	–	347	347

Property, plant and equipment	7	–	7

	7	347	354

Current assets	12	–	12

Current liabilities	(19)	–	(19)

Non-current liabilities
Other payables	(9)	–	(9)

Deferred tax liabilities	–	(118)	(118)

	(9)	(118)	(127)

Total assets acquired	(9)	229	220

Goodwill			–

Total consideration			220

The total consideration includes $3m of directly attributable costs.

Arrow Therapeutics Limited
On 28 February 2007, the Company acquired 100% of the issued share capital of Arrow Therapeutics Limited for cash consideration of $147m. Arrow Therapeutics Limited is a UK biotechnology company, focused on the discovery and development of anti-viral therapies. The acquisition provides a widely recognised expert group and technology platform in an area of research that complements internal capabilities in the therapy area of infection and anti-bacterials.

Arrow Therapeutics Limited had a turnover of $nil and a loss of $26m for the year, of which $nil of turnover and $17m of loss related to the period since acquisition.

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24 ACQUISITIONS OF BUSINESS OPERATIONS CONTINUED
Atlantis Components Inc.
On 10 October 2007, a Company subsidiary, Astra Tech, acquired 100% of the issued share capital of Atlantis Components Inc. for cash consideration of $71m.

Atlantis Components Inc, is a US dental business whose principal activity is the design and manufacture of bespoke dental implant abutments. The intangible asset acquired is the specialist CAD/CAM technology used to design and manufacture customised dental implant abutments. The acquisition further strengthens Astra Tech’s product portfolio in the field of dental implants.

The turnover and loss for both the period since acquisition and full year are immaterial.

Cash flows

	MedImmune, Inc.	Other	Total
	$m	$m	$m

Total consideration	15,653	220	15,873

Cash and cash equivalents included in undertaking acquired	(979)	(3)	(982)

Net cash consideration	14,674	217	14,891

Details with regard to acquisitions made during the year ended 31 December 2006 are set out below:

Cambridge Antibody Technology Group plc
On 22 August 2006, AstraZeneca completed the acquisition of 100% of the issued share capital of Cambridge Antibody Technology Group plc, a biopharmaceutical company with a leading position in the discovery and development of human therapeutic antibodies. On 22 June 2006, the offer to acquire the entire share capital of Cambridge Antibody Technology Group plc was declared unconditional and the financial results of Cambridge Antibody Technology Group plc were consolidated into the Company’s results from this date. Cash consideration of $1,074m was paid during the year. Prior to the acquisition, AstraZeneca had been engaged in a collaboration and licensing agreement with Cambridge Antibody Technology Group plc. At 31 December 2005, AstraZeneca held a 19.2% interest in the issued share capital of Cambridge Antibody Technology Group plc, which was recorded on the balance sheet within non-current asset investments as ‘Equity securities available for sale’.

The goodwill arising on the acquisition results from assets which cannot be recognised separately and measured reliably including early stage pipeline products and a highly skilled workforce.

Cambridge Antibody Technology Group plc had a turnover of $nil and a loss of $58m for the year, of which $nil of turnover and $38m of loss related to the period since acquisition. Subsequent to the acquisition of Cambridge Antibody Technology Group plc, the Humira™ royalty stream acquired with the company was sold for $661m (see Note 4).

		Fair value
	Book value	adjustment	Fair value
	$m	$m	$m

Non-current assets
Intangible assets – Humira™ royalty stream	–	675	675

Intangible assets – other	21	560	581

Property, plant and equipment	24	–	24

Other	20	–	20

	65	1,235	1,300

Current assets	336	–	336

Current liabilities	(72)	–	(72)

Non-current liabilities

Deferred taxation	(5)	(364)	(369)

Other	–	(20)	(20)

	(5)	(384)	(389)

Total assets acquired	324	851	1,175

Goodwill	–	104	104

Less:
Existing non-current asset investment	–	(163)	(163)

Total consideration	324	792	1,116

Exchange	–	(24)	(24)

Settled in loan notes	–	(18)	(18)

Cash paid	324	750	1,074

The total consideration includes $15m of directly attributable costs.

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24 ACQUISITIONS OF BUSINESS OPERATIONS CONTINUED
KuDOS Pharmaceuticals Limited
On 31 January 2006, the Company acquired 100% of the issued share capital of KuDOS Pharmaceuticals Limited for a cash consideration of $206m. KuDOS Pharmaceuticals Limited is a UK biotechnology company focused on the discovery and development of oncology therapies based on inhibition of DNA repair. The acquisition provides the Company with a widely recognised expert group and technology platform that complements the existing capabilities of the oncology franchise, one of the Company’s key therapy areas. The goodwill arising on the acquisition results from assets which cannot be recognised separately and measured reliably and includes early stage pipeline products.

KuDOS Pharmaceuticals Limited had a turnover of $nil and a loss of $15m for the year, of which $nil of turnover and $14m of loss related to the period since acquisition.

		Fair value
	Book value	adjustment	Fair value
	$m	$m	$m

Non-current assets
Intangible assets – other	–	285	285

Property, plant and equipment	2	–	2

	2	285	287

Current assets	3	–	3

Current liabilities	(11)	–	(11)

Non-current liabilities

Deferred taxation	–	(85)	(85)

Total assets acquired	(6)	200	194

Goodwill	–	12	12

Total consideration	(6)	212	206

The total consideration includes $2m of directly attributable costs.

Cash flows

	Cambridge
	Antibody	KuDOS
	Technology	Pharmaceuticals
	Group plc	Limited	Total
	$m	$m	$m

Total consideration	1,074	206	1,280

Cash and cash equivalents included in undertaking acquired	(129)	(3)	(132)

Net cash consideration	945	203	1,148

25 POST-RETIREMENT BENEFITS
Pensions
Background
The Company and most of its subsidiaries offer retirement plans which cover the majority of employees in the Group. Many of these plans are “defined contribution”, where the company contribution and resulting income statement charge is fixed at a set level or is a set percentage of employees’ pay. However, several plans, mainly in the UK, the US and Sweden, are “defined benefit”, where benefits are based on employees’ length of service and average final salary (typically averaged over 1, 3 or 5 years). The major defined benefit plans, apart from the collectively bargained Swedish plan (which is still open to employees born before 1979), have been closed to new entrants since 2000.

The UK plan, which is the single largest plan, has specific restrictions imposed on one section of the membership preventing amendments that will prejudice the rights or interest of that section of the membership.

The major defined benefit plans are funded through legally separate fiduciary administered funds. The cash funding of the plans, which may from time to time involve special payments, is designed, in consultation with independent qualified actuaries, to ensure that the assets together with future contributions should be sufficient to meet future obligations. The funding is monitored rigorously by the Company and appropriate fiduciaries specifically with reference to the Company’s credit rating, market capitalisation and cash flows.

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25	POST-RETIREMENT BENEFITS CONTINUED

Post-retirement scheme deficit
The assets and obligations of the defined benefit schemes operated by the Group at 31 December 2007 as calculated in accordance with IAS 19 are shown below. The fair values of the schemes’ assets are not intended to be realised in the short term and may be subject to significant change before they are realised. The present value of the schemes’ obligations is derived from cash flow projections over long periods and is thus inherently uncertain.

	Value at 31 December 2007			Value at 31 December 2006

	UK	Rest of Group	Total	UK	Rest of Group	Total
	$m	$m	$m	$m	$m	$m

Scheme assets

Equities	2,581	1,453	4,034	2,669	1,497	4,166

Bonds	2,517	888	3,405	2,154	735	2,889

Others	1,212	303	1,515	1,255	261	1,516

Total fair value of assets	6,310	2,644	8,954	6,078	2,493	8,571

Present value of scheme obligations	(7,644)	(3,348)	(10,992)	(7,352)	(3,109)	(10,461)

Past service cost not yet recognised	–	40	40	–	48	48

Deficit in the scheme as recognised

in the balance sheet	(1,334)	(664)	(1,998)	(1,274)	(568)	(1,842)

96.9% of the Group’s defined benefit obligations at 31 December 2007 are in schemes within the UK, the US, Sweden or Germany. In these countries the pension obligations are funded with reference to the following financing principles:

Financing Principles
>	The Group has a fundamental belief in funding the benefits it promises to employees.

>	The Group considers its pension arrangements in the context of its broader capital structure. In general it does not believe in committing excessive capital for funding whilst it has better uses of capital within the business nor does it wish to generate surpluses.

>	The pension funds are not part of the Group’s core business. Pension funds may take rewarded risks with the investments underlying the funding, subject to adequate controls and the expected rewards outweighing the risks.

>	The Group recognises that deciding to hold certain investments may cause volatility in the funding position. The Group would not wish to amend its contribution level for relatively small deviations from its preferred funding level, because it is expected that there will be short term volatility, but it is prepared to react appropriately to more significant deviations.

>	In the event that local regulations require an additional level of financing, the Group would consider the use of alternative methods of providing this that do not require immediate cash funding but help mitigate exposure of the pension arrangement to the credit risk of the Group.

These principles are appropriate to AstraZeneca’s business at the present date; should circumstances change they may require review.

The Company has developed a funding framework to implement these principles. This determines the cash contributions payable to the pension funds, but does not affect the IAS 19 liabilities. To reduce the risk of committing excess capital to pension funds, liabilities are based on the expected return on the actual pension assets, rather than a corporate bond yield. At present this puts a lower value on the liabilities than IAS 19 and so the Company’s expectation is to continue to run an IAS 19 pension deficit for the foreseeable future.

UK
With regard to the Group’s UK defined benefit fund, the above principles are modified in light of the UK regulatory requirements and resulting discussions with the pension fund Trustee. The most recent full actuarial valuation was carried out at 31 March 2006.

Under the agreed funding principles for the UK, cash contributions will be paid to the fund to target a level of assets in excess of the current expected cost of providing benefits. The Company will make additional contributions to an escrow account which will be held outside of the pension fund. The escrow account assets will be payable to the fund in agreed circumstances, for example in the event of the Company and Trustee agreeing a change to the current long term investment strategy.

The market value of the fund’s assets at the valuation date was £3,070m ($5,363m equivalent), representing 97% of the fund’s actuarially assessed liabilities as valued in accordance with the fund’s technical provisions. The shortfall will be funded over nine years through payments of about £62m per annum which include the regular contributions required to meet the benefits accruing of about £53m per annum. In addition to this, contributions of around £27m per annum will be payable to the escrow account which is outside of the pension fund.

Under the agreed funding principles, the key assumptions as at 31 March 2006 for contributions to both the fund and escrow account are as follows: Long-term UK price inflation set at 2.8% pa, salary increases at 4.1% pa, pension increases at 2.8% pa and investment returns at 6.8% pa (pre-retirement) and 5.1% pa (post-retirement).

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25	POST-RETIREMENT BENEFITS CONTINUED

Rest of Group
The IAS 19 positions as at 31 December 2007 are shown below for each of the other countries with large defined benefit plans. These plans account for 90% of the Group’s defined benefit obligations outside of the UK. In principle, these plans are funded in line with the financing principles and contributions paid as prescribed by the funding framework.

>	The US defined benefits programme was actuarially revalued at 31 December 2007, when plan obligations were $1,693m and plan assets were $1,591m. This includes obligations in respect of the non-qualified plan which is largely unfunded.

>	The Swedish defined benefits programme was actuarially revalued at 31 December 2007, when plan obligations were estimated to amount to $1,087m and plan assets were $752m.

>	The German defined benefits programme was actuarially revalued at 31 December 2007, when plan obligations amounted to $226m and plan assets were $35m. The plan is largely unfunded but work is currently underway to put in place a funding strategy during 2008.

Post-retirement benefits other than pensions
In the US, and to a lesser extent in certain other countries, AstraZeneca’s employment practices include the provision of healthcare and life assurance benefits for retired employees. As at 31 December 2007, some 3,511 retired employees and covered dependants currently benefit from those provisions and some 13,860 current employees will be eligible on their retirement. AstraZeneca accrues for the present value of such retiree obligations over the working life of the employee. In practice these benefits will be funded with reference to the Financing Principles.

The cost of post-retirement benefits other than pensions for the Group in 2007 was $26m (2006 $12m, 2005 $12m). Plan assets were $274m and plan obligations were $355m at 31 December 2007. These benefit plans have been included in the disclosure of post-retirement benefits under IAS 19.

Financial assumptions
Qualified independent actuaries have updated the actuarial valuations of the major defined benefit schemes operated by the Group to 31 December 2007. The assumptions used by the actuaries are chosen from a range of possible actuarial assumptions which, due to the long-term nature of the scheme, may not necessarily be borne out in practice. These assumptions were as follows:

	2007		2006

	UK	Rest of Group	UK	Rest of Group

Inflation assumption	3.3%	2.3%	3.0%	2.2%

Rate of increase in salaries	4.5%	3.7%	4.3%	3.8%

Rate of increase in pensions in payment	3.3%	0.9%	3.0%	0.7%

Discount rate	5.8%	5.4%	5.1%	5.2%

Long term rate of return expected at 31 December

Equities	8.0%	8.9%	8.2%	8.3%

Bonds	5.6%	5.0%	5.1%	6.1%

Others	6.5%	4.8%	6.2%	4.6%

Rate of increase in medical costs	10.0%	9.0%	10.0%	10.0%

The expected return on assets is determined with reference to the expected long term level of dividends, interest and other returns derived from the plan assets, together with realised and unrealised gains or losses on the plan assets, less any costs of administering the plan, less any tax payable by the plan. The expected returns are based on long term market expectations and analysed on a regular basis to ensure any sustained movements in underlying markets are reflected.

Demographic assumptions
The mortality assumptions are based on country specific mortality tables. These are compared to actual AstraZeneca experience and adjusted where sufficient data is available. Additional allowance for future improvements in life expectancy is included for all major schemes where there is credible data to support this continuing trend.

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25	POST-RETIREMENT BENEFITS CONTINUED
The table below illustrates life expectancy assumptions at age 65 for male members retiring in 2007 and members expected to retire in 2027.

Life expectancy assumption for a male member retiring at age 65

Country	2007	2027	2006	2026

UK	23.7	25.7	20.6	22.0

US	19.6	21.1	19.6	21.0

Sweden	20.4	22.4	19.2	20.0

Germany	17.7	20.5	17.7	20.5

Sensitivity of medical cost assumptions

Effect of change in medical cost assumption increase/(decrease)

		2007		2006
	+1%	–1%	+1%	–1%

Current service and interest cost of net periodic post-employment medical costs ($m)	4	(4)	3	(2)

Accumulated post-employment benefit obligation for medical costs ($m)	30	(19)	26	(24)

Actuarial gains and losses
	2007	2006	2005

UK
Present value of obligations ($m)	(7,644)	(7,352)	(6,309)

Fair value of plan assets ($m)	6,310	6,078	5,314

Deficit in the scheme ($m)	(1,334)	(1,274)	(995)

Experience adjustments on:
Scheme assets

Amount ($m)	(185)	(259)	636

Percentage of scheme assets	2.9%	4.3%	12.0%

Scheme obligations

Amount ($m)	114	71	(539)

Percentage of scheme obligations	1.5%	1.0%	8.5%

Rest of Group
Present value of obligations ($m)	(3,348)	(3,109)	(2,995)

Fair value of plan assets ($m)	2,644	2,493	2,284

Deficit in the scheme ($m)	(704)	(616)	(711)

Experience adjustments on:
Scheme assets

Amount ($m)	(24)	55	63

Percentage of scheme assets	0.9%	2.2%	2.8%

Scheme obligations

Amount ($m)	(18)	25	(195)

Percentage of scheme obligations	0.5%	0.8%	6.5%

Total
Present value of obligations ($m)	(10,992)	(10,461)	(9,304)

Fair value of plan assets ($m)	8,954	8,571	7,598

Deficit in the scheme ($m)	(2,038)	(1,890)	(1,706)

Experience adjustments on:
Scheme assets

Amount ($m)	(209)	(204)	699

Percentage of scheme assets	2.3%	2.4%	9.2%

Scheme obligations

Amount ($m)	96	96	(734)

Percentage of scheme obligations	0.9%	0.9%	7.9%

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25 POST-RETIREMENT BENEFITS CONTINUED
The obligation arises from the following plans:

	2007		2006

	UK	Rest of Group	UK	Rest of Group
	$m	$m	$m	$m

Funded	(7,616)	(2,911)	(7,321)	(2,650)

Unfunded	(28)	(437)	(31)	(459)

Total	(7,644)	(3,348)	(7,352)	(3,109)

Income statement disclosures
The amounts that have been charged to the consolidated income statement and consolidated statement of recognised income and expense, in respect of defined benefit schemes for the year ended 31 December 2007 are set out below:

			2007			2006

	UK	Rest of Group	Total	UK	Rest of Group	Total
	$m	$m	$m	$m	$m	$m

Operating profit
Current service cost	(187)	(113)	(300)	(153)	(139)	(292)

Past service cost	(38)	(6)	(44)	(18)	(10)	(28)

Finance expense
Expected return on post-retirement scheme assets	402	171	573	364	154	518

Interest on post-retirement scheme obligations	(379)	(160)	(539)	(330)	(145)	(475)

Net return	23	11	34	34	9	43

Charge before taxation	(202)	(108)	(310)	(137)	(140)	(277)

Consolidated statement of
recognised income and expense
Difference between the actual return and the expected
return on the post-retirement schemes’ assets	(185)	(24)	(209)	(259)	55	(204)

Experience (losses)/gains arising on
the post-retirement schemes’ obligations	(359)	(62)	(421)	55	(9)	46

Changes in assumptions underlying the present
value of the post-retirement schemes’ obligations	473	44	517	16	34	50

Actuarial (losses)/gains recognised	(71)	(42)	(113)	(188)	80	(108)

Movement in post-retirement scheme obligations
	2007			2006

	UK	Rest of Group	Total	UK	Rest of Group	Total
	$m	$m	$m	$m	$m	$m

Present value of obligation in schemes
at beginning of year	(7,352)	(3,109)	(10,461)	(6,309)	(2,995)	(9,304)

Current service cost	(187)	(113)	(300)	(153)	(139)	(292)

Past service cost	(38)	(6)	(44)	(18)	(10)	(28)

Participant contributions	(29)	(2)	(31)	(27)	(6)	(33)

Benefits paid	311	99	410	296	97	393

Other finance expense	(379)	(160)	(539)	(330)	(145)	(475)

Expenses	9	–	9	9	–	9

Actuarial gain/(loss)	114	(18)	96	71	25	96

Amendments	–	–	–	–	(48)	(48)

Settlements	–	–	–	–	290	290

Exchange	(93)	(39)	(132)	(891)	(178)	(1,069)

Present value of obligations in schemes at end of year	(7,644)	(3,348)	(10,992)	(7,352)	(3,109)	(10,461)

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25 POST-RETIREMENT BENEFITS CONTINUED
Fair value of scheme assets
	2007			2006

	UK	Rest of Group	Total	UK	Rest of Group	Total
	$m	$m	$m	$m	$m	$m

At beginning of year	6,078	2,493	8,571	5,314	2,284	7,598

Expected return on plan assets	402	171	573	364	154	518

Expenses	(9)	–	(9)	(9)	–	(9)

Actuarial (loss)/gain	(185)	(24)	(209)	(259)	55	(204)

Exchange	90	2	92	760	126	886

Contributions	245	101	346	204	157	361

Benefits paid	(311)	(99)	(410)	(296)	(97)	(393)

Settlements	–	–	–	–	(186)	(186)

At end of year	6,310	2,644	8,954	6,078	2,493	8,571

It is expected that the contributions to the scheme during the year ended 31 December 2008 will be $236m.

Included in total assets and obligations for the UK scheme is £166m in respect of members defined contribution sections. Costs in respect of defined contribution schemes during the year were $105m (2006 $62m, 2005 $71m).

Reserves
Included within the retained earnings reserve is the actuarial reserve. Movements on this reserve are as follows:

	2007	2006	2005
	$m	$m	$m

At 1 January	(401)	(328)	(303)

Actuarial losses	(113)	(108)	(35)

Deferred tax	35	35	10

At 31 December	(479)	(401)	(328)

The cumulative amount of actuarial losses before deferred tax recognised in the statement of recognised income and expense is $635m (2006 $522m).

26 EMPLOYEE COSTS AND SHARE OPTION PLANS FOR EMPLOYEES
Employee costs
The average number of people employed by the Group is set out in the table below. In accordance with the Companies Act 1985, this includes part-time employees:

Employees	2007	2006	2005

Average number of people employed by the Group in:
UK	11,800	11,800	11,600

Continental Europe	25,600	26,600	26,200

The Americas	20,200	18,200	17,900

Asia, Africa & Australasia	10,300	10,000	9,200

Continuing operations	67,900	66,600	64,900

The number of people employed by the Group at the end of 2007 was 67,400 (2006 66,800, 2004 65,300).

The costs incurred during the year in respect of these employees were:

	2007	2006	2005
	$m	$m	$m

Salaries	5,217	4,580	4,270

Social security costs	858	832	670

Pension costs	449	390	339

Other employment costs	584	553	482

	7,108	6,355	5,761

Severance costs of $724m are not included above (2006 $66m, 2005 $29m).

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26 EMPLOYEE COSTS AND SHARE OPTION PLANS FOR EMPLOYEES CONTINUED
The Directors believe that, together with the basic salary system, the Group’s employee incentive schemes provide competitive and market-related packages to motivate employees. They should also align the interests of employees with those of shareholders, as a whole, through long-term share ownership in the Company. The Group’s current UK, Swedish and US schemes are described below; other arrangements apply elsewhere.

Bonus plans
The AstraZeneca UK Performance Bonus Plan
Employees of participating AstraZeneca UK companies are invited to participate in this bonus plan, which rewards strong individual performance. Bonuses are paid partly in the form of Ordinary Shares in the Company (under the Inland Revenue-approved AstraZeneca All-Employee Share Plan and up to a maximum annual value of £3,000) and partly in cash. A tax-efficient share retention scheme, under which employees leave their bonus shares in trust for three to five years, forms part of the All-Employee Share Plan. The Company also offers UK employees the opportunity to buy Partnership Shares (Ordinary Shares) under the All-Employee Share Plan. Employees may invest up to £1,500 over a 12 month accumulation period and purchase Partnership Shares in the Company with the total proceeds at the end of the period. The purchase price for the shares is the lower of the price at the beginning or the end of the 12 month period. A tax-efficient share retention scheme is also available in respect of Partnership Shares. At the Company’s AGM in 2002, shareholders approved the issue of new shares for the purposes of the All-Employee Share Plan.

The AstraZeneca Executive Annual Bonus Scheme
This scheme is a performance bonus scheme for Directors and senior employees who do not participate in the AstraZeneca UK Performance Bonus Plan. Annual bonuses are paid in cash and reflect both corporate and individual performance measures. The Remuneration Committee has discretion to reduce or withhold bonuses if business performance falls sufficiently short of expectations in any year such as to make the payment of bonuses inappropriate.

The AstraZeneca Deferred Bonus Plan
This plan was introduced in 2006 and is used to defer a portion of the bonus earned under the AstraZeneca Executive Annual Bonus Scheme into Ordinary Shares in the Company for a period of three years. The plan currently operates only in respect of Executive Directors and members of the Senior Executive Team (SET). Awards of shares under this plan are typically made in February each year, the first award having been made in February 2006.

The AstraZeneca Performance Share Plan
This plan was approved by shareholders in 2005 for a period of 10 years. Generally, awards can be granted at any time, but not during a close period of the Company. The first grant of awards was made in June 2005. The main grant of awards in 2007 under the plan was in March, at the same time as options were granted under the AstraZeneca Share Option Plan, with further smaller grants in August and November. Awards granted under the plan vest after three years depending on the performance of the Company compared to that of a selected peer group of other pharmaceutical companies. The Remuneration Committee has responsibility for agreeing any awards under the plan and for setting the policy for the way in which the plan should be operated, including agreeing performance targets and which employees should be invited to participate. A fuller description of this plan can be found on page 103 in the Directors’ Remuneration Report.

The AstraZeneca Pharmaceuticals LP Restricted Stock Unit Award Plan
This plan was introduced in 2007 and provides for the grant of restricted stock unit (RSU) awards (Awards) to selected employees (predominantly in the US). The RSU Plan is used in conjunction with the AstraZeneca Share Option Plan to provide a mix of restricted stock units and share options. Awards typically vest on the third anniversary of the date of grant and are contingent on continued employment with the Company. The RSU Plan has also been used in 2007 to make Awards to certain employees within the MedImmune part of the Group.

Sweden
In Sweden an all-employee performance bonus plan is in operation, which rewards strong individual performance. Bonuses are paid partly into a fund investing 50% in AstraZeneca equities and partly in cash. The AstraZeneca Executive Annual Bonus Scheme, the AstraZeneca Share Option Plan and the AstraZeneca Performance Share Plan all operate in respect of relevant AstraZeneca employees in Sweden.

US
In the US, there are two all-employee performance bonus plans in operation, which reward strong individual performance. Annual bonuses are paid in cash. There are also two senior staff incentive schemes, under which approximately 450 participants may be eligible for awards granted as either AstraZeneca ADSs or stock appreciation rights related to AstraZeneca ADSs. AstraZeneca ADSs necessary to satisfy the awards are purchased in the market. The AstraZeneca Share Option Plan and the AstraZeneca Pharmaceuticals LP Restricted Stock Unit Award Plan both operate in respect of relevant AstraZeneca employees in the US.

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FINANCIAL STATEMENTS
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NOTES TO THE FINANCIAL STATEMENTS CONTINUED

26	EMPLOYEE COSTS AND SHARE OPTION PLANS FOR EMPLOYEES CONTINUED
AstraZeneca Performance Share Plan
	Shares	WAFV*
	’000	pence

Shares awarded in June 2005	312	1121

Shares awarded in March 2006	280	1486

Shares awarded in May 2006	19	1424

Shares awarded in March 2007	1,611	1372

Shares awarded in August 2007	68	1217

Shares awarded in November 2007	16	1105

US incentive share schemes

	Shares	WAFV*
	’000	$

	1,028	50.86

Restricted Stock Unit Award Plan
	Units	WAFV*
	’000	$

Units awarded in March 2007	755	26.90

Units awarded in November 2007	270	21.56

* Weighted average fair value.

The fair values were determined using a modified version of the binomial model. This method incorporated expected dividends but no other features into the measurements of fair value.

The charge for share-based payments in respect of the AstraZeneca Performance Share Plan, the US incentive share schemes and restricted stock unit award plan is $31m (2006 $14m, 2005 $15m). The plans are equity-settled.

Share option plans
At 31 December 2007, there were options outstanding under the Zeneca 1994 Executive Share Option Scheme, the AstraZeneca Savings-Related Share Option Scheme, the AstraZeneca Savings-Related Share Option Plan and the AstraZeneca Share Option Plan.

(1) Summary of the AstraZeneca Share Option Plan
This is a share option plan for employees of participating AstraZeneca Group companies which was approved by shareholders at the Company’s AGM in 2000. The first grant of options occurred in August 2000. The main grant of options in 2007 under the plan was in March, with further smaller grants in August and November. The Remuneration Committee sets the policy for the Company’s operation of the plan and, in accordance with the rules of the plan, conducted a review of the plan in 2004.

Eligibility
Any AstraZeneca employee may be recommended from time to time for the grant of an option. The Remuneration Committee sets the policy for the Company’s operation of the plan including as regards which employees will be eligible to participate.

Grant of options
Options may be granted at any time other than during a close period. The grant of options is supervised by the Remuneration Committee, which is comprised wholly of Non-Executive Directors. No payment is required for the grant of an option. Options are not transferable. Options may be granted over AstraZeneca Ordinary Shares or ADSs.

Acquisition price
The price per Ordinary Share payable upon the exercise of an option will not be less than an amount equal to the average of the middle-market closing price for an Ordinary Share or ADS of the Company on the London or New York Stock Exchange on the three consecutive dealing days immediately before the date of grant (or as otherwise agreed with HM Revenue & Customs). Where the option is an option to subscribe, the price payable upon exercise cannot be less than the nominal value of an Ordinary Share of the Company.

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FINANCIAL STATEMENTS
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26 EMPLOYEE COSTS AND SHARE OPTION PLANS FOR EMPLOYEES CONTINUED
Exercise of options
An option will normally be exercisable between three and 10 years following its grant provided any relevant performance condition has been satisfied. Options may be satisfied by the issue of new Ordinary Shares or by existing Ordinary Shares purchased in the market. The Remuneration Committee sets the policy for the Company’s operation of the plan including as regards whether any performance target(s) will apply to the grant and/or exercise of each eligible employee’s option. Options normally lapse on cessation of employment. Exercise is, however, permitted for a limited period following cessation of employment either for reasons of injury or disability, redundancy or retirement, or at the discretion of the Remuneration Committee, and on an amalgamation, take-over or winding-up of the Company.

(2) Summary of the AstraZeneca Savings-Related Share Option Scheme and the AstraZeneca Savings-Related Share Option Plan
The AstraZeneca Savings-Related Share Option Scheme was approved by shareholders in 1994 for a period of 10 years. The last grant of options under this scheme was made in September 2002. In 2003, shareholders approved the AstraZeneca Savings-Related Share Option Plan for a period of 10 years. The first grant of options under this plan was made in September 2003. The following sections apply to both the AstraZeneca Savings-Related Share Option Scheme and the AstraZeneca Savings-Related Share Option Plan, which have broadly similar rules.

Eligibility
UK-resident employees of participating AstraZeneca companies are automatically eligible to participate.

Grant of options
Invitations to apply for options may be issued within six weeks after the announcement by the Company of its results for any period and at other times in circumstances considered to be exceptional by the Directors. No invitations may be issued later than 10 years after the approval of the scheme by shareholders. Options may only be granted to employees who enter into HM Revenue & Customs-approved savings contracts with the savings body nominated by the Company, under which monthly savings of a fixed amount (currently not less than £5 nor more than £250) are made over a period of three or five years. The number of Ordinary Shares over which an option is granted will be such that the total amount payable on its exercise will be the proceeds on maturity of the related savings contract. No payment will be required for the grant of an option. Options are not transferable.

Individual participation
Monthly savings by an employee under all savings contracts linked to options granted under any Save As You Earn scheme may not exceed £250 or such lower amounts as may be determined by the Directors.

Acquisition price
The price per Ordinary Share payable upon the exercise of an option will not normally be less than the higher of:

(a)	90% of the arithmetical average of the middle-market quotations for an Ordinary Share on the London Stock Exchange on three consecutive dealing days shortly before the date on which invitations to apply for options are issued (provided that no such day may fall before the Company last announced its results for any period) or such other dealing day or days falling within the six week period for the issue of invitations, as the Directors may decide; and

(b)	the nominal value of an Ordinary Share (unless the option is expressed to relate only to existing Ordinary Shares).

Exercise of options
An option will normally be exercisable only for six months commencing on the third or fifth anniversary of the commencement of the related savings contract. Options are satisfied by the issue of new Ordinary Shares. Options normally lapse on cessation of employment. Exercise is, however, permitted for a limited period (irrespective of the period during which the option has been held) following cessation of employment in certain compassionate circumstances or where an option has been held for more than three years (except on dismissal for misconduct) and on an amalgamation, take-over or winding-up of the Company.

(3) Summary of the Zeneca 1994 Executive Share Option Scheme
The Zeneca 1994 Executive Share Option Scheme was introduced in 1994. The last date for the grant of options was 16 March 2000 and the scheme has been replaced by the AstraZeneca Share Option Plan. Options granted under the 1994 scheme are normally exercisable between three and 10 years following grant, provided the relevant performance condition has been satisfied. Options are satisfied by the issue of new Ordinary Shares. The performance condition applicable to the 1994 scheme was that earnings per share must have grown by at least the increase in the UK Retail Price Index over three years plus 3% per annum. Satisfaction of this condition was tested annually by reference to the audited financial statements. All options granted under the 1994 scheme have become exercisable, the performance conditions having been satisfied.

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FINANCIAL STATEMENTS
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NOTES TO THE FINANCIAL STATEMENTS CONTINUED

26	EMPLOYEE COSTS AND SHARE OPTION PLANS FOR EMPLOYEES CONTINUED

	AstraZeneca
	Share Option Plan		1994 Scheme		SAYE Schemes		ASVIP

							Shares
	Options	WAEP*	Options	WAEP*	Options	WAEP*	under option	WAEP*
	000	pence	’000	pence	’000	pence	’000	SEK

At 1 January 2005
Options outstanding	44,136	2790	7,489	2650	4,113	2005	483	431

Movements during 2005
Options granted	9,621	2133	–	–	606	2257	–	–

Options exercised	(1,053)	2486	(1,259)	2601	(689)	1782	(6)	442

Options forfeited	(2,625)	2800	(272)	2688	(592)	2248	(168)	411

Options lapsed	–	–	–	–	–	–	–	–

Weighted average fair value of
options granted during the year		619				700

At 31 December 2005
Options outstanding	50,079	2670	5,958	2658	3,438	2053	309	442

Movements during 2006
Options granted	9,266	2977	–	–	280	3001	–	–

Options exercised	(18,543)	2708	(4,038)	2665	(289)	2278	–	–

Options forfeited	(1,078)	2669	(14)	2862	(218)	2473	(309)	442

Options lapsed	–	–	–	–	–	–	–	–

Weighted average fair value of
options granted during the year		857				943

At 31 December 2006
Options outstanding	39,724	2428	1,906	2371	3,211	2087	–	–

Movements during 2007
Options granted	7,312	2737	–	–	1,074	2164	–	–

Options exercised	(2,770)	2648	(321)	2426	(1,327)	1785	–	–

Options forfeited	(1,706)	2745	(95)	2603	(238)	2528	–	–

Options lapsed	–	–	–	–	–	–	–	–

Weighted average fair value of
options granted during the year		682				616

At 31 December 2007
Options outstanding	42,560	2451	1,490	2364	2,720	2226	–	–

Range of exercise prices		1477p to		2208p to		1756p to		n/a
		3487p		2749p		3001p

Weighted average remaining contractual life		2,473 days		751 days		1,109 days		n/a

Options exercisable	19,637	2860	1,490	2689	350	1879	–	n/a

*Weighted average exercise price.

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FINANCIAL STATEMENTS
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26	EMPLOYEE COSTS AND SHARE OPTION PLANS FOR EMPLOYEES CONTINUED

	2007	2006	2005

Average share price (pence)	2599	3020	2384

Weighted average exercise price (pence)
AstraZeneca Share Option Plan	2737	2977	2133

SAYE schemes	2164	3001	2257

Weighted average fair value of options granted in the period (pence)
AstraZeneca Share Option Plan	682	857	619

SAYE schemes	616	943	700

Expected volatility (%)	25.0	30.0	30.0

Dividend yield (%)	2.6	2.3	2.3

Risk-free interest rate (%)	4.8	4.3	4.3

Expected lives: AstraZeneca Share Option Plan (years)	6.0	6.0	6.0

Expected lives: SAYE schemes (years)	4.3	4.1	3.9

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options) adjusted for any expected changes to future volatility due to publicly available information.

No other features of options granted were incorporated into the measurement of fair value.

The charge for share-based payments in respect of share options is $124m (2006 $125m, 2005 $128m) which is comprised entirely of equity-settled transactions.

27 COMMITMENTS AND CONTINGENT LIABILITIES

	2007	2006	2005
	$m	$m	$m

Commitments
Contracts placed for future capital expenditure not provided for in these accounts	571	383	220

Included in the above total are contracts related to certain product purchase and licence agreements with deferred consideration obligations, the amounts of which are variable depending upon particular ‘milestone’ achievements. Sales of the products to which these milestones relate could give rise to additional payments, contingent upon the sales levels achieved. Guarantees and contingencies arising in the ordinary course of business, for which no security has been given, are not expected to result in any material financial loss.

Arrangements with Merck
Introduction
In 1982, Astra AB set up a joint venture with Merck & Co., Inc. for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “Restructuring”). Under the agreements relating to the Restructuring (the “Agreements”), a US limited partnership was formed, in which Merck is the limited partner and AstraZeneca is the general partner, and AstraZeneca obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provide Merck with safeguards over the activities of the partnership and place limitations on AstraZeneca’s commercial freedom to operate. The Agreements provide for:

>	Annual contingent payments.
>	A payment to Merck in the event of a business combination between Astra and a third party in order for Merck to relinquish certain claims to that third party’s products.
>	Termination arrangements which, if and when triggered, cause Merck to relinquish its interests in AstraZeneca’s products and activities.

These elements are discussed in further detail below together with a summary of their accounting treatments.

Annual contingent payments
AstraZeneca makes ongoing payments to Merck based on sales of certain of its products in the US (the “contingent payments” on the “agreement products”). As a result of the merger of Astra and Zeneca in 1999, these contingent payments (excluding those in respect of Prilosec and Nexium) cannot be less than annual minimum sums between 2002 and 2007 ranging from $125m to $225m. AstraZeneca’s payments have exceeded the minimum level in all years.

Payment in the event of a business combination
On the merger of Astra and Zeneca, a one-time Lump Sum Payment of $809m was triggered. As a result of this payment, Merck relinquished any claims it may have had to Zeneca products.

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FINANCIAL STATEMENTS
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27 COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED
Termination arrangements
The Agreements provided for arrangements and payments under which, subject to the exercise of certain options, the rights and interests in AstraZeneca’s activities and products held by Merck immediately prior to the merger would be terminated, including details of:

>	The Advance Payment.
>	The Partial Retirement.
>	The First Option and True-Up.
>	The Loan Note Receivable.
>	The Second Option.

Advance Payment
The merger between Astra and Zeneca triggered the first step in the termination arrangements. Merck relinquished all rights, including contingent payments on future sales, to potential Astra products with no existing or pending US patents at the time of the merger. As a result, AstraZeneca now has rights to such products and is relieved of potential obligations to Merck and restrictions in respect of those products (including annual contingent payments), affording AstraZeneca substantial freedom to exploit the products as it sees fit.

At the time of the merger, the Advance Payment was paid. It was calculated as the then net present value of $2.8bn discounted from 2008 to the date of merger at a rate of 13% per annum and amounted to $967m. It is subject to a true-up in 2008, as discussed under “First Option and True-Up” below.

Partial Retirement
In March 2008, there will be a partial retirement of Merck’s limited partnership interest by payment to Merck of an amount calculated as a multiple of the average annual contingent payments from 2005 to 2007 on the relevant products, plus $750m. See “General” below for the current estimate of the amount of this payment.

Upon the Partial Retirement, Merck’s rights in respect of certain of the agreement products will end. The products covered by the Partial Retirement include Toprol-XL, Pulmicort, Rhinocort and Symbicort.

First Option and True-Up
In 2008, a calculation will be made of the Appraised Value, being the net present value of the future contingent payments in respect of all agreement products not covered by the Partial Retirement, other than Prilosec and Nexium. Payment of the Appraised Value to Merck in March 2008 will take place only if Merck exercises the First Option. Should Merck not exercise this option in 2008, AstraZeneca may exercise it in 2010 for a sum equal to the 2008 Appraised Value. See “General” below for the current estimate of the amount of this payment. Contingent payments will continue from 2008 to 2010 if AstraZeneca exercises in 2010.

Upon exercise of the First Option, Merck will relinquish its rights over the agreement products not covered by the Partial Retirement, other than Nexium and Prilosec. If neither Merck nor AstraZeneca exercises the option, the contingent payment arrangements in respect of these agreement products will continue (as will AstraZeneca’s other obligations and restrictions in respect of these products) and the Appraised Value will not be paid. Products covered by the First Option include Atacand, Plendil, Entocort and certain compounds still in development.

In addition, in 2008 there will be a true-up of the Advance Payment. The true-up amount will be based on a multiple of the average annual contingent payments from 2005 to 2007 in respect of all the agreement products with the exception of Prilosec and Nexium (subject to a minimum of $6.6bn), plus other defined amounts (totalling $912m). It is then reduced by the Appraised Value (whether paid or not), the Partial Retirement and the Advance Payment (at its undiscounted amount of $2.8bn) to determine the true-up amount. The true-up will be settled in 2008 irrespective of whether the First Option is exercised, and this could result in a further payment by AstraZeneca to Merck or, more likely, a payment by Merck to AstraZeneca. See “General” below for the current estimate of the amount of this payment.

Should Merck exercise the First Option in 2008, AstraZeneca will make payments in respect of the Partial Retirement, the First Option and the true-up totalling a minimum of $4.7bn. If AstraZeneca exercises the First Option in 2010, the combined effect of the amounts paid to Merck in 2008 and 2010 will total the same amount.

Loan Note Receivable
Included in the assets and liabilities covered by the Restructuring is a loan note receivable by AstraZeneca from Merck with a face value of $1.4bn. In 2008, at the same time as the settlement of the Partial Retirement and the true-up, Merck will settle the loan note receivable by paying AstraZeneca $1.4bn.

Second Option
A Second Option exists whereby AstraZeneca has the option to repurchase Merck’s interests in Prilosec and Nexium in the US. This option is exercisable by AstraZeneca two years after the exercise of the First Option, whether the First Option is exercised in either 2008 or 2010. Exercise of the Second Option by AstraZeneca at a later date is also provided for in 2017 or if combined annual sales of the two products fall below a minimum amount provided, in each case, that the First Option has been exercised. The exercise price for the Second Option is the net present value of the future annual contingent payments on Prilosec and Nexium as determined at the time of exercise. If the Second Option is exercised, Merck will then have relinquished all its interests in the partnership and the agreement products including rights to contingent payments.

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FINANCIAL STATEMENTS
160	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

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27 COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED
General
The precise timing and amount of settlements with Merck under the Partial Retirement, the First Option and the true-up cannot be determined at this time. For example, the payment of the First Option is contingent upon Merck (or AstraZeneca) exercising the First Option. Similarly, the timing and amount of the Second Option cannot be determined at this time. The amount of the true-up, the Partial Retirement and the Appraised Value, have been estimated, and are subject to finalisation. However, the total payments in respect of the Partial Retirement, the true-up and the First Option will not exceed the minimum of $4.7bn referred to above should the First Option be exercised. We estimate the amount of the Partial Retirement will be approximately $4.3bn, the amount of the Appraised Value will be approximately $0.6bn and the amount of the true-up (a payment from Merck to AstraZeneca) will be approximately $0.2bn.

If Merck exercises the First Option in 2008, the net minimum payment to be made to Merck, being the combined payments of $4.7bn less the repayment of the loan note of $1.4bn, will be $3.3bn. In accounting for the Restructuring in 1998, the loan note was included in the determination of the fair values of the assets and liabilities to be acquired. At that time, the loan note was ascribed a fair value of zero on acquisition and on the balance sheet because it was estimated that the net minimum payment of $3.3bn equated to the fair value of the rights to be acquired under the Partial Retirement, true-up and First Option.

AstraZeneca anticipates that the benefits that accrue under all the termination arrangements arise:

>	Currently, from the substantial freedom over products acquired or discovered post-merger.

>	On occurrence of each stage of such arrangements, from enhanced contributions from, and substantial freedom over, those products that have already been launched (for example, Pulmicort, Symbicort, Rhinocort and Atacand), and those that are in development.

>	Economic benefits include relief from contingent payments, anticipated cost savings from cessation of manufacturing arrangements and other cost efficiencies, together with the strategic advantages of increased freedom to operate.

Accounting treatments
Annual contingent payments
The annual contingent payments on agreement products are expensed as incurred.

Payment in the event of a business combination
The Lump Sum Payment was expensed at the point of merger since it caused no incremental benefits over the prior years’ aggregate Astra and Zeneca performance to accrue to the merged AstraZeneca entity.

Termination arrangements
AstraZeneca considers that the termination arrangements described above represent the acquisition, in stages, of Merck’s interests in the partnership and agreement products (including Merck’s rights to contingent payments) and depend, in part, on the exercise of the First and Second Options. The effects will only be reflected in the Financial Statements as these stages are reached. If and when all such payments are made, AstraZeneca will have unencumbered discretion in its operations in the US market.

The Advance Payment has been accounted for as an intangible asset and is being amortised over 20 years. This approach reflects the fact that, under the Agreements, AstraZeneca has acquired rights relieving it of potential obligations and restrictions in respect of Astra products with no existing or pending patents at the time of merger. Although these rights apply in perpetuity, the period of amortisation of 20 years has been chosen to reflect the typical timescale of development and marketing of a product.

The net payment expected to be made ($2.6bn, or $3.3bn if Merck exercises the First Option) will be capitalised as intangible assets representing acquired product rights.

Ongoing monitoring of the projected payments to Merck and the value to AstraZeneca of the related rights takes full account of changing business circumstances and the range of possible outcomes to ensure that the payments to be made to Merck are covered by the economic benefits expected to be realised, including those attributable to the strategic benefits of being relieved from some or all of the restrictions of the partnership with Merck. Should the monitoring reveal that these payments exceed the economic benefits expected to be realised, a provision for an onerous contract would be recognised.

Environmental costs and liabilities
The Group’s expenditure on environmental protection, including both capital and revenue items, relates to costs which are necessary for implementing internal systems and programmes and meeting legal and regulatory requirements for processes and products.

They are an integral part of normal ongoing expenditure for carrying out the Group’s research, manufacturing and commercial operations and are not separated from overall operating and development costs. There are no known changes in legal, regulatory or other requirements resulting in material changes to the levels of expenditure for 2005, 2006 or 2007.

In addition to expenditure for meeting current and foreseen environmental protection requirements, the Group incurs costs in investigating and cleaning up land and groundwater contamination. In particular, AstraZeneca and/or its affiliates have environmental liabilities at some currently or formerly owned, leased and third party sites.

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FINANCIAL STATEMENTS
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27 COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED
In the US, the AstraZeneca affiliate, Zeneca Inc., and/or its indemnitees, have been named as potentially responsible parties (PRPs) or defendants at approximately 19 sites where Zeneca Inc. is likely to incur future investigation, remediation or operation and maintenance costs under federal or state, statutory or common law environmental liability allocations schemes. Similarly, the AstraZeneca affiliate, Stauffer Management Company LLC (SMC), which was established in 1987 to own and manage certain assets of Stauffer Chemical Company acquired that year, and/or its indemnitees, have been named as PRPs or defendants at approximately 28 sites where SMC is likely to incur future investigation, remediation or operation and maintenance costs under federal or state, statutory or common law environmental liability allocations schemes. In Europe and other parts of the world outside the US, AstraZeneca is likely to incur costs at one currently owned site and has given indemnities to third parties in respect of approximately 45 other sites. These environmental liabilities arise from legacy operations that are not part of the Group’s current pharmaceuticals business and, at most of these sites, remediation, where required, is either completed or nearing completion.

AstraZeneca has made provisions for the estimated costs of future environmental investigation, remediation and operation and maintenance activity beyond normal ongoing expenditure for maintaining the Group’s R&D and manufacturing capacity and product ranges where a present obligation exists, it is probable that such costs will be incurred, and they can be estimated reliably. With respect to such estimated future costs, there were provisions at 31 December 2007 in the aggregate of $111m, which mainly relate to the US. These provisions do not include possible additional costs that are not currently probable. Where we are jointly liable or otherwise have cost sharing agreements with third parties we reflect only our share of the obligation. Where the liability is insured in part or in whole by insurance or other arrangements for reimbursement, an asset is recognised to the extent that this recovery is virtually certain.

It is possible that the Company, or its affiliates, could incur future environmental costs beyond the extent of our current provisions. The extent of such possible, additional costs is inherently difficult to estimate due to a number of factors, including, but not limited to: (1) the nature and extent of claims that may be asserted in the future; (2) whether the Company or any of its affiliates has or will have any legal obligation with respect to asserted or unasserted claims; (3) the type of remedial action, if any, that may be selected at sites where the remedy is presently not known; (4) the potential for recoveries from or allocation of liability to third parties; and (5) the length of time that the environmental investigation, remediation and liability allocation process can take. Notwithstanding and subject to the foregoing, it is estimated that potential additional loss for future environmental investigation, remediation and remedial operation and maintenance activity above and beyond our provisions could be, in the aggregate, in the order of $25-40m of which $15-30m relates to the US.

Legal proceedings
AstraZeneca is involved in various legal proceedings considered typical to its businesses, including litigation relating to employment, product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, anti-trust, securities laws and governmental investigations. The more significant matters are discussed below.

Most of the claims involve highly complex issues. Often, these issues are subject to substantial uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss are difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect to the nature and facts of the case.

With respect to each of the legal proceedings described below, other than those which have been disposed of, we are unable to make estimates of the possible loss or range of possible losses at this stage, other than where noted in the case of the European Commission fine and the proposed settlement with class 1 plaintiffs in the Average Wholesale Price litigation. We also do not believe that disclosure of the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. However, although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note 27 to the Financial Statements, we do not expect them to have a materially adverse effect on our financial position.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed or where a loss is probable and we are able to make a reasonable estimate of the loss, we indicate the loss absorbed or the amount of the provision accrued (which includes all related legal costs). No provisions have been made for any such claims and legal costs incurred discussed below other than the European Commission fine which has been paid and the settlement with certain parties under the Average Wholesale Price litigation.

Where it is considered that the Group is more likely than not to prevail, legal costs involved in defending the claim are charged to the income statement as they are incurred.

Where it is considered that the Group has a valid contract which provides the right to reimbursement (from insurance or otherwise) of legal costs and/or all or part of any loss incurred or for which a provision has been established, the best estimate of the amount expected to be received is recognised as an asset.

Assessments as to whether or not to recognise provisions or assets and of the amounts concerned usually involve a series of complex judgements about future events and can rely heavily on estimates and assumptions. AstraZeneca believes that the provisions recorded are adequate based on currently available information and that the insurance recoveries recorded will be received. However, given the inherent uncertainties involved in assessing the outcomes of these cases and in estimating the amount of the potential losses and the associated insurance recoveries, we could in future periods incur judgments or insurance settlements that could have a material adverse effect on our results in any particular period.

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Intellectual property claims include challenges to the Group’s patents on various products or processes and assertions of non-infringement of patents. A loss in any of these cases could result in loss of patent protection on the related product. The consequences of any such loss could be a significant decrease in sales of the product which could materially affect the future results of the Group. The lawsuits pending against companies that have filed abbreviated new drug applications (ANDAs) in the US, seeking to market generic forms of products sold by the Group prior to the expiry of the applicable patents covering these products typically include allegations of non-infringement, invalidity and unenforceability of these patents. In the event that the Group is not successful in these actions or the statutory 30-month stay expires before a ruling is obtained, the companies involved will also have the ability, subject to US Food and Drug Administration (FDA) approval, to introduce generic versions of the product concerned. 30-month stays will not prevent the FDA from approving ANDAs for Nexium, Pulmicort Respules and Seroquel in the year ending 31 December 2008.

Abraxane® (paclitaxel protein-bound particles for injectable suspension) (albumin-bound)
In July 2006, Elan Pharma International Limited (Elan) filed a lawsuit in the US District Court for the District of Delaware against Abraxis BioScience, Inc. (Abraxis). Elan essentially alleges that Abraxis infringes two US patents in connection with the marketing, use and sale of Abraxane®. During 2007, the Court held a Markman hearing and issued an opinion on claims construction. Expert and fact discovery are ongoing. No trial date has been set. AstraZeneca is not named as a party in the lawsuit. AstraZeneca is party to an agreement with Abraxis to co-promote Abraxane® in the US.

Atacand (candesartan cilexetil)
In April 2007, AstraZeneca (new drug application (NDA) holder) and Takeda (patent holder) received notice from Sandoz Inc. (Sandoz) that Sandoz had filed an ANDA with the FDA, seeking approval to market a generic version of Atacand (candesartan cilexetil) in the 4, 8, 16 and 32mg doses, prior to the expiration of US Patent No. 5534534 (the ’534 patent), which expires in July 2013. The notification claims that the Sandoz product does not infringe the ’534 patent. Sandoz did not challenge the compound patents listed in the FDA Orange Book with reference to Atacand, the later of which expires in June 2012. As a result, Sandoz cannot market candesartan cilexetil until the end of the exclusivity period afforded by these patents. AstraZeneca and Takeda have decided not to bring an action for patent infringement at this time.

Crestor (rosuvastatin)
From 2004 to present, AstraZeneca Pharmaceuticals LP and/or AstraZeneca LP in the US were served with 15 individual lawsuits in various US jurisdictions, alleging injury in association with the use of Crestor. 11 of the cases were dismissed in early stages, and another was dismissed after the court granted AstraZeneca’s motion for summary judgment in June 2007. These decisions were not appealed by the plaintiffs. AstraZeneca intends to vigorously defend the remaining cases, all of which are still in preliminary stages. In addition, a motion to institute a class action was filed in Quebec, Canada against AstraZeneca PLC and AstraZeneca Canada Inc. in which the petitioners alleged injury as a result of the use of Crestor. In March 2007, the Court granted the named plaintiff’s request to discontinue this action.

AstraZeneca lists three patents in the FDA Orange Book: No. RE37,314 covering the active ingredient (the ’314 patent); No. 6,316,460 covering formulations (the ’460 patent); and No. 6,858,618 covering medical use (the ’618 patent). The ’314 patent expires in January 2016, the ’460 patent expires in August 2020 and the ’618 patent expires in December 2021. Between 30 October 2007 and 6 December 2007, AstraZeneca received Paragraph IV certification notice-letters from Apotex, Inc. (Apotex); Aurobindo Pharma Limited (Aurobindo); Cobalt Pharmaceuticals Inc. and Cobalt Laboratories Inc. (together Cobalt); Glenmark Pharmaceuticals Inc. USA (Glenmark); Mylan Pharmaceuticals, Inc. (Mylan); Par Pharmaceutical, Inc. (Par); Sandoz, Inc. (Sandoz); Sun Pharmaceuticals Industries Limited (Sun); and Teva Pharmaceuticals USA, Inc (Teva). Each entity notified AstraZeneca that it had submitted an ANDA to the FDA for approval to market Crestor 5, 10, 20 and 40mg rosuvastatin calcium tablets prior to the expiration of one or more of AstraZeneca’s three FDA Orange Book-listed patents. The notice-letters notified AstraZeneca that each respective ANDA contained a Paragraph IV certification alleging non-infringement, invalidity or unenforceability of one or more of AstraZeneca’s three patents. In December 2007, in response to notice-letters from seven of the nine manufacturers, AstraZeneca Pharmaceuticals LP, AstraZeneca UK Limited, IPR Pharmaceuticals, Inc., and AstraZeneca’s licensor, Shionogi Seiyaku Kabushiki Kaisha (Shionogi), filed separate lawsuits in the US District Court for the District of Delaware, against Apotex, Aurobindo, Cobalt, Mylan, Par, Sandoz and Sun for infringement of the patent covering rosuvastatin calcium, the active ingredient in Crestor tablets. AstraZeneca did not file patent infringement actions against Teva and Glenmark because they did not seek approval to market products before the 2016 expiration date of the patent covering the active ingredient. In addition to filing actions in the US District Court for the District of Delaware, for procedural reasons, AstraZeneca Pharmaceuticals LP, AstraZeneca UK Limited, IPR Pharmaceuticals, Inc. and Shionogi filed three duplicate patent infringement actions against Mylan, Aurobindo and Cobalt respectively in US District Courts in West Virginia, New Jersey and Florida. These cases proceed.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Crestor.

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Exanta (ximelagatran)
Four putative and essentially similar securities class actions were filed in the US against AstraZeneca PLC, Håkan Mogren (who currently serves as a Director of AstraZeneca PLC), Sir Tom McKillop, Jonathan Symonds and Percy Barnevik (who are former Directors of AstraZeneca PLC) between January and March 2005. These actions were subsequently consolidated into a single action pending in the US District Court for the Southern District of New York. The Consolidated Amended Complaint alleges that the defendants made materially false and misleading statements regarding Exanta clinical trials and the status of the Exanta new drug application in the US. The plaintiffs purport to assert claims on behalf of purchasers of AstraZeneca publicly traded securities during the period April 2003 to September 2004 under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5.

The defendants deny the allegations made in the lawsuit and will vigorously defend the action. In 2006 they filed a motion to dismiss the action, and that motion is pending before the Court.

Iressa (gefitinib)
During 2004, 2005 and 2006, six claims were filed against AstraZeneca KK in Japan, in the Osaka and Tokyo District Courts. In five of the claims, it is alleged that Iressa caused a fatal incidence of interstitial lung disease (ILD) in a Japanese patient. In the sixth claim, it is alleged that Iressa caused a non-fatal incidence of ILD. AstraZeneca KK, following consultation with external legal advisers, believes the claims are without merit and is defending all the cases. ILD is a known complication of lung disease, including advanced lung cancer, regardless of treatment.

Losec/Prilosec (omeprazole)
In 2001, AstraZeneca filed a suit in the US against Andrx Pharmaceuticals, Inc. (Andrx) for infringement of a patent number 6,013,281 directed to a process for making an omeprazole formulation (the ’281 patent). Andrx filed counterclaims of non-infringement, invalidity and unenforceability for inequitable conduct during prosecution of the ’281 patent. Andrx also asserted that in addition to the ’281 patent, two other formulation patents, numbered 4,786,505 and 4,853,230 (the ’505 and ’230 patents) were unenforceable for alleged litigation misconduct by AstraZeneca. Both parties sought attorneys’ fees. In May 2004, the US District Court for the Southern District of New York ruled that the ’281 patent was infringed, but also ruled that the ’281 patent was invalid.

The US District Court for the Southern District of New York dismissed Andrx’s litigation misconduct and other counterclaims and affirmative defences, leaving intact the Court’s October 2002 decision finding the ’230 and ’505 patents not invalid and infringed by Andrx. The Court’s October 2002 decision was affirmed in all respects on appeal in December 2003. The Court entered final judgment regarding the ’281 patent in July 2004, after determining to stay the attorneys’ fees claims pending any appeals. Andrx appealed the judgment and AstraZeneca cross-appealed. The appeal was argued to the US Court of Appeals for the Federal Circuit in August 2006. In April 2007, the Federal Circuit affirmed the lower court decision that the asserted claims of the ’281 patent are invalid. The Federal Circuit also concluded that AstraZeneca’s ’505 and ’230 formulation patents remained enforceable. As a result of Andrx’s infringement of the ’505 and ’230 patents, AstraZeneca was the prevailing party against Andrx in the lower court. AstraZeneca is pursuing appropriate relief, including damages.

During 2000 and 2001, AstraZeneca had filed suits against Lek Pharmaceutical and Chemical Company d.d. and Lek Services USA, Inc. (together Lek), Impax Laboratories Inc. (Impax), Eon Labs Manufacturing Inc. (Eon), Mylan Pharmaceuticals Inc. (Mylan), Apotex Corp, Apotex, Inc. (together Apotex), Torpharm, Inc. (Torpharm) and Zenith Goldline Pharmaceuticals, Inc. (now known as IVAX Pharmaceuticals, Inc.) (IVAX). These suits followed the filing of ANDAs by these companies with the FDA concerning the companies’ intention to market generic omeprazole products in the US. The basis for the proceedings is that the actions of all the companies infringe the ’505 and ’230 formulation patents relating to omeprazole. The cases are proceeding under the US Hatch-Waxman legislation. The case against IVAX was dismissed without prejudice shortly after it was filed, after IVAX withdrew its application to market generic omeprazole. During 2003, after Mylan commenced commercial sale of its product, AstraZeneca filed suit against Laboratorios Esteve, SA and Esteve Quimica, SA (together Esteve), manufacturers of the omeprazole product to be distributed in the US by Mylan. In 2003 and 2004, Lek, Apotex and Impax all began commercial sales of their generic omeprazole products. In July 2004, Lek filed a motion for summary judgment of non-infringement. In January 2005, AstraZeneca filed suit against Teva Pharmaceutical Industries Ltd and Teva Pharmaceuticals USA, Inc., which are marketing and selling Impax’s omeprazole products. The Teva case was stayed in June 2005 until liability issues in the Impax action are resolved. AstraZeneca made claims for damages against each of the selling defendants. Anti-trust and non-infringement counterclaims were filed by Andrx, Apotex/Torpharm, Impax, Eon and Lek. All defendants except Lek have also raised invalidity and unenforceability counterclaims. The anti-trust counterclaims, as well as AstraZeneca’s claims for damages, have been stayed pending resolution of the patent liability issues.

The cases were consolidated for discovery before, or are directly assigned to, Judge Jones in the US District Court for the Southern District of New York. All discovery in these cases was completed in February 2005. Briefing on the summary judgment motion filed by Lek and 14 additional motions for summary judgment were completed in July 2005. All of the defendants’ motions for summary judgment were denied in January 2006. In February 2006, the Eon suit was dismissed after it announced it would not commence sales until after the ’505 and ’230 patents expired. In July 2005, AstraZeneca filed suit against Ranbaxy Laboratories Limited, Ranbaxy, Inc. and Ranbaxy Pharmaceuticals, Inc. (together Ranbaxy) for infringement of the ’505 and ’230 formulation patents. The Ranbaxy case was consolidated with the other omeprazole patent cases for pre-trial purposes. In March 2006, the Ranbaxy case was dismissed when it announced it would not commence sales until after the ’505 and ’230 patents expired.

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In January 2006, AstraZeneca withdrew its claims for damages against Impax, and as a result the Court struck Impax’s jury demand. Impax appealed this decision on an interlocutory basis to the US Court of Appeals for the Federal Circuit, which denied the appeal, and then to the US Supreme Court, which also denied the appeal. From April to June 2006, Judge Jones conducted a consolidated bench trial on patent liability issues involving the remaining defendants, Mylan/Esteve, Lek, Apotex and Impax. Post-trial briefing was completed in July 2006.

In May 2007, the US District Court for the Southern District of New York upheld both formulation patents covering Prilosec (omeprazole), a ruling consistent with the previously disclosed decision in the first wave case in October 2002. The Court found that the generic omeprazole formulations of Impax and Apotex infringed both patents in suit. AstraZeneca is seeking appropriate relief, including damages. The Court also found that the generic omeprazole products sold by Lek and Mylan/Esteve did not infringe. Lek and Mylan/Esteve are pursuing costs, attorney’s fees and anti-trust counterclaims. AstraZeneca has appealed the Mylan/Esteve decision to the US Court of Appeals for the Federal Circuit.

In April 2006, AstraZeneca received a notice from Dexcel Pharma Technologies, Ltd (Dexcel) that Dexcel had submitted a new drug application seeking FDA approval to market a 20mg omeprazole tablet for the over-the-counter (OTC) market. Dexcel seeks approval to market a generic omeprazole OTC product before the expiration of the patents listed in the FDA Orange Book in reference to AstraZeneca’s Prilosec product and the Prilosec OTC that is marketed by The Procter & Gamble Co. (Procter & Gamble). In May 2006, AstraZeneca filed suit in the US District Courts for the District of Delaware and the Eastern District of Virginia charging Dexcel with infringement of the ’505 and ’230 patents and US Patent No. 6,150,380. In September 2007, the parties entered into a settlement agreement, and the cases have been dismissed in their entirety. The terms of the settlement are confidential and are not material to AstraZeneca.

In June 2007, AstraZeneca received a notice from Dr. Reddy’s Laboratories, Ltd and from Dr. Reddy’s Laboratories, Inc. (together, Dr Reddy’s) that Dr. Reddy’s had submitted an ANDA seeking FDA approval to market a 20mg delayed release omeprazole magnesium capsule for the OTC market. Dr. Reddy’s seeks approval to market a generic omeprazole OTC product before the expiration of the patents listed in the FDA Orange Book in reference to the Prilosec OTC product that is marketed by Procter & Gamble. In July 2007, AstraZeneca commenced patent infringement litigation in the US District Court for the Southern District of New York against Dr. Reddy’s in response to Dr. Reddy’s Paragraph IV certifications regarding Prilosec OTC. No trial date has been set.

In June and July 2004, AstraZeneca applied in France for injunctions based on its omeprazole formulation patent against six companies for marketing generic omeprazole. In August 2004, the applications were rejected at first instance. AstraZeneca appealed this decision and in March 2005 the applications were rejected on appeal. In May 2004, AstraZeneca also started legal proceedings against the same companies for infringement of its omeprazole formulation patent in France. These proceedings have been consolidated with a case challenging the validity of the patent, brought by one of the companies against AstraZeneca. No date has yet been set for a hearing.

In 2001, AstraZeneca was granted an interlocutory injunction based on AstraZeneca’s omeprazole formulation patents against the generic company A/S Gea Farmaceutiske Fabrik (now Hexal A/S). The parties have now settled this case. The terms of the settlement are confidential and are not material to AstraZeneca.

An interlocutory injunction against Biochemie Novartis Healthcare A/S was granted in Denmark during 2003, based on AstraZeneca’s omeprazole formulation patent. The parties have now settled this case. The terms of the settlement are confidential and are not material to AstraZeneca.

In December 2004, an interlocutory injunction against Nomeco A/S, a Danish distributor of a generic omeprazole product from ratiopharm, was granted in Denmark based on AstraZeneca’s omeprazole formulation patent. The case was heard on appeal in November and December 2005 and, in February 2006, the High Court repealed the interlocutory injunction. The parties have now settled this case. The terms of the settlement are confidential and are not material to AstraZeneca.

During 2003 and 2004, AstraZeneca was denied interlocutory injunctions based on certain of its omeprazole patents against Novartis Sverige AB and ratiopharm AB in Sweden and Novartis Finland Oy and ratiopharm Oy in Finland. In 2002 and 2003, Novartis Sverige AB, ratiopharm AB and Arrow Läkemedel AB initiated cases to invalidate AstraZeneca’s omeprazole formulation patent. AstraZeneca initiated infringement cases against Novartis Sverige AB and ratiopharm AB in Sweden, in 2003. The parties have now settled all of these cases. The terms of the settlement are confidential and are not material to AstraZeneca.

In Finland, the separate infringement proceedings against ratiopharm Oy and Novartis Finland Oy based on infringement of AstraZeneca’s omeprazole formulation patent had been stayed in 2005, as Novartis Finland Oy had initiated an invalidation action against the formulation patent. In May 2006, AstraZeneca and Novartis Finland Oy settled their disputes, as a result of which the invalidation action against the formulation patent and the infringement action against Novartis Finland Oy were withdrawn. During the autumn of 2006, the infringement action against ratiopharm Oy, which had been stayed pending the outcome of the invalidation action by Novartis Finland Oy, was resumed. The parties have now settled this case. The terms of the settlement are confidential and are not material to AstraZeneca

Also during 2003, the District Court in Norway found that the generic omeprazole product marketed by ratiopharm AB did not infringe AstraZeneca’s omeprazole formulation patent. This judgment was confirmed by the Norwegian Appeal Court in October 2005. In January 2006, the Supreme Court in Norway denied AstraZeneca leave to appeal.

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AstraZeneca continues to be involved in proceedings in Canada involving various generics and patents, including under the Patented Medicines (Notice of Compliance) Regulations, relating to omeprazole capsules or omeprazole magnesium tablets. Apotex launched a generic omeprazole capsule product in Canada in January 2004. Following this launch, AstraZeneca commenced judicial review proceedings seeking to quash Apotex’s Notice of Compliance (marketing approval) and AstraZeneca sued Apotex in July 2004 alleging infringement of its formulation patents by Apotex’s omeprazole capsules. In May 2005, the Canadian Federal Court of Appeal quashed Apotex’s Notice of Compliance, overruling the first instance decision in September 2004, which went against AstraZeneca. In June 2005, the Canadian Federal Court of Appeal granted Apotex’s motion for a stay of the Court’s decision to quash the Notice of Compliance, pending an application by Apotex for leave to appeal to the Supreme Court of Canada. The Supreme Court of Canada granted Apotex leave to appeal and also continued the stay granted by the Federal Court of Appeal, thereby allowing Apotex to continue selling its omeprazole capsules pending a decision by the Supreme Court on Apotex’s appeal. The appeal was heard in May 2006 and allowed in November 2006, with the result that Apotex can continue to sell omeprazole capsules pending the outcome of the patent infringement action.

In February 2006, the Federal Court of Appeal upheld a lower court decision that prohibited Apotex from obtaining a Notice of Compliance for omeprazole magnesium tablets until the expiry of a relevant formulation patent in December 2008.

In January 2006, AstraZeneca Canada Inc. was served with a claim in the Federal Court of Canada for payment of an undetermined sum based on damages allegedly suffered by Apotex due to the delay from January 2002 to January 2004 in the issuance to Apotex of a Notice of Compliance in Canada for its 20mg omeprazole capsule product. AstraZeneca believes the claim is without merit and intends to defend it and to pursue its already pending patent infringement action against Apotex vigorously.

AstraZeneca initiated proceedings in the Federal Court of Canada against Novopharm Limited in connection with certain patents related to omeprazole magnesium tablets, on the basis that Novopharm was seeking a Notice of Compliance in Canada based on a comparison with AstraZeneca’s Losec tablets. Two of these proceedings remain pending.

AstraZeneca initiated proceedings in the Federal Court of Canada against Sandoz Canada Inc. (“Sandoz”) in connection with certain patents related to omeprazole capsules, on the basis that Sandoz was seeking a Notice of Compliance in Canada based on a comparison with AstraZeneca’s Losec capsules. The proceedings were discontinued in September 2007 and Sandoz has subsequently started marketing and selling its omeprazole capsule product in Canada.

In January 2007, AstraZeneca discontinued long pending proceedings against Reddy-Cheminor Inc. in respect of patents relating to omeprazole capsules, following Reddy-Cheminor’s withdrawal of its allegations.

European Commission investigation
In February 2000, the European Commission commenced an investigation relating to certain omeprazole intellectual property rights, and associated regulatory and patent infringement litigation. The investigation is pursuant to Article 82 of the EC Treaty, which prohibits an abuse of a dominant position. The investigation was precipitated by a complaint by a party to a number of patent and other proceedings involving AstraZeneca. AstraZeneca has, in accordance with its corporate policy, co-operated with the Commission. In July 2003, the Commission served a Statement of Objections on AstraZeneca, referring to alleged infringements regarding the obtaining of supplementary protection certificates for omeprazole in certain European countries; and regarding AstraZeneca’s replacement of omeprazole capsules by omeprazole MUPS (tablets) and withdrawal of capsule marketing authorisations in three European countries. AstraZeneca replied fully to the Commission, explaining why its actions were, in AstraZeneca’s view, lawful. An oral hearing took place in February 2004. In June 2005, the Commission notified AstraZeneca PLC and AstraZeneca AB of its Decision to impose fines totalling €60m on the companies for infringement of European competition law (Article 82 of the EC Treaty and Article 54 of the EEA Agreement). The Commission alleges that the companies abused their dominant positions in the periods between 1993 and 2000 by making a pattern of misleading representations before the patent offices and/ or courts in Belgium, Denmark, Germany, The Netherlands, Norway and the UK in regard to obtaining supplementary protection certificates for omeprazole; and by requesting the surrender of market authorisations for omeprazole capsules in Denmark, Norway and Sweden, combined with withdrawal from these countries of omeprazole capsules and the launch of omeprazole MUPS (tablets). AstraZeneca does not accept the Commission’s Decision and has appealed it to the Court of First Instance. AstraZeneca denies that it had a dominant position or that it was engaged in the behaviours as characterised by the Commission. In the meantime, the fine was fully provided for in the half year results in 2005 through a charge to operating profit of $75m. Because it is further alleged by the Commission that these activities had the effect of hindering the entry of the generic version of Losec and parallel trade, it is possible that third parties could seek damages for alleged losses arising from this matter. Any such claims would be vigorously resisted.

Nexium (esomeprazole magnesium)
Sales and marketing practices
AstraZeneca entities have been sued in various state and federal courts in the US in purported representative class actions involving the marketing of Nexium (esomeprazole magnesium). These actions generally allege that AstraZeneca’s promotion and advertising of Nexium to physicians and consumers is unfair, unlawful and deceptive conduct, particularly as the promotion relates to comparisons of Nexium with Prilosec. They also allege that AstraZeneca’s conduct relating to the pricing of Nexium was unfair, unlawful and deceptive. The plaintiffs allege claims under various state consumer protection, unfair practices and false advertising laws. The plaintiffs in these cases seek remedies that include restitution, disgorgement of profits, damages, punitive damages, injunctive relief, attorneys’ fees and costs of suit.

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The first action was brought in 2004 in the Superior Court of the State of California for the County of Los Angeles by the AFL-CIO, two unincorporated associations, and an individual on behalf of themselves, the general public and a class of California consumers, third party payers, cash payers and those making a co-payment. A second action was filed in the same court on behalf of a similar putative class of consumers. Actions making substantially similar allegations were filed in 2004 and 2005 on behalf of putative classes of consumers, third party payers, purchasers and labour management trust funds in the Circuit Court of Searcy County, Arkansas; in the Superior Court of the State of Delaware in and for New Castle County; in the Superior Court of Massachusetts in Boston; in the US District Court for the District of Delaware (three consolidated cases); and in the Circuit Court of the 11th Judicial Court in and for Miami-Dade County, Florida.

In September 2005, the Court in California issued a ruling on AstraZeneca’s demurrer and motion to strike in the two California actions. The Court granted AstraZeneca’s motion with respect to the associational plaintiffs and denied the motion with respect to the individual plaintiffs, allowing the cases of the individuals to proceed. In October 2005, the Court in Massachusetts denied AstraZeneca’s motion to dismiss. Discovery in the California and Massachusetts cases is proceeding, and plaintiffs’ motions for class certification were filed in October 2007. The California plaintiffs filed an amended class certification motion in January 2008.

In November 2005, the US District Court for the District of Delaware granted AstraZeneca’s motion to dismiss the consolidated class action complaint. In September 2007, the US Court of Appeals for the Third Circuit affirmed the dismissal and denied plaintiffs’ petition for rehearing en banc. On 18 December 2007, plaintiffs filed a petition for writ of certiorari with the US Supreme Court. AstraZeneca’s response to the petition is due in February 2008. The Delaware state case has been stayed pending the outcome of the Delaware federal cases.

In May 2006, the Arkansas State Court granted AstraZeneca’s motion to dismiss the plaintiffs’ complaint. The plaintiffs filed additional motions and pleadings, including an amended complaint. AstraZeneca filed a motion to dismiss the amended complaint.

In October 2006, the Florida Court dismissed the plaintiffs’ complaint with prejudice and without leave to amend. In June 2007, the Florida Court of Appeal affirmed the dismissal and the Florida Supreme Court denied further review.

Anti-trust
In December 2006 and January 2007, several lawsuits against AstraZeneca entities, including putative class actions, were filed in the US District Court for the District of Columbia alleging anti-trust claims of unlawful monopolisation relating to Prilosec and Nexium. Individual actions were filed in December 2006 by Walgreen Co., Eckerd Corporation, Maxi Drug, Inc. d/b/a Brooks Pharmacy, The Kroger Co., New Albertson’s Inc., Safeway, Inc., Hy-Vee, Inc., American Sales Company, Inc., Rite Aid Corporation, and Rite Aid Headquarters Corp. Also, putative class actions brought on behalf of direct purchasers were filed on 18 December 2006 by Meijer, Inc., Meijer Distribution, Inc., Louisiana Wholesale Drug Co., Inc., and in January 2007 by Burlington Drug Co., Inc., Dik Drug Co., Inc, and King Drug Co. of Florence, Inc. The plaintiffs seek treble damages, injunctive relief and attorney fees. All plaintiffs filed amended complaints in February 2007. In April 2007, AstraZeneca filed a motion to dismiss the amended complaints in each of the cases.

Patent proceedings
In October 2007, the European Patent Office (EPO) Opposition Division ruled that the European process patent EP 0773940 for Nexium is valid in amended form, despite an opposition by the German generic manufacturer, ratiopharm. The patent has been upheld as granted except, with respect to certain claims, minor amendments were made. On 23 January 2008, ratiopharm filed a notice of appeal against this decision.

The EP 0773940 patent for Nexium covers a process for the manufacturing of esomeprazole and its salts in Austria, Belgium, Switzerland, Germany, Denmark, Spain, France, UK, Greece, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Monaco, The Netherlands, Portugal, Slovenia and Sweden. This positive decision by the EPO means that this patent, in its amended form, still covers the manufacturing process for Nexium. This patent expires in 2015.

This portfolio includes additional patents with expiration dates ranging from 2009 to 2018. In addition to these patents, Nexium has data exclusivity valid until March 2010 in most major European markets. AstraZeneca will vigorously defend and enforce its intellectual property rights protecting Nexium.

Patent litigation
In October 2005, AstraZeneca received a notice from Ranbaxy Pharmaceuticals, Inc. that Ranbaxy Laboratories Limited (together Ranbaxy) had submitted an ANDA to the FDA for esomeprazole magnesium delayed-release capsules, 20mg and 40mg. The ANDA contained Paragraph IV certifications of invalidity and/or non-infringement in respect of certain AstraZeneca US patents listed in the FDA Orange Book with reference to Nexium. In November 2005, AstraZeneca commenced wilful infringement patent litigation in the US District Court for the District of New Jersey against Ranbaxy and its affiliates in response to Ranbaxy’s Paragraph IV certifications regarding Nexium.

In January 2006, AstraZeneca received a notice from IVAX Pharmaceuticals Inc. that IVAX Corporation had submitted an ANDA to the FDA for esomeprazole magnesium delayed-release capsules, 20mg and 40mg. The ANDA contained Paragraph IV certifications of invalidity and/or non-infringement in respect of certain AstraZeneca US patents listed in the FDA Orange Book with reference to Nexium. IVAX also certified in respect of certain other AstraZeneca US patents listed in the FDA Orange Book with reference to Nexium that IVAX will not launch its product prior to the expiry of those patents, the latter of which expired in October 2007. In March 2006, AstraZeneca commenced wilful patent infringement litigation in the US District Court for the District of New Jersey against IVAX, its parent Teva Pharmaceuticals, and their affiliates. The Ranbaxy and Teva/IVAX matters have been consolidated. No trial date has been set.

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In August 2006, AstraZeneca received a notice from Dr Reddy’s Laboratories Inc. and Dr Reddy’s Laboratories Limited (together, Dr Reddy’s) that Dr Reddy’s had submitted an ANDA to the FDA for esomeprazole magnesium delayed-release capsules, 20mg and 40mg. Dr Reddy’s August 2006 notice did not challenge three FDA Orange Book-listed patents claiming esomeprazole magnesium (US Patent Nos. 5,714,504, 5,877,192 and 6,875,872). In December 2007, AstraZeneca received another notice from Dr. Reddy’s that Dr. Reddy’s had submitted an ANDA to the FDA for esomeprazole magnesium delayed-release capsules, 20mg and 40mg. Dissimilar from the August 2006 notice, Dr. Reddy’s December 2007 notice did challenge three FDA Orange Book-listed patents claiming esomeprazole magnesium (US Patent Nos. 5,714,504, 5,877,192 and 6,875,872). AstraZeneca’s exclusivity relating to these three patents expires on 3 August 2015, 27 November 2014 and 27 November 2014, respectively. In January 2008, AstraZeneca commenced patent infringement litigation in the US District Court for the District of New Jersey against Dr. Reddy’s in response to Dr. Reddy’s Paragraph IV certifications regarding Nexium. No trial date has been set.

In July and September 2007, AstraZeneca received notice from Matrix Laboratories, Inc. (Matrix) that Matrix had submitted an ANDA to the FDA for esomeprazole magnesium delayed-release capsules, 20mg and 40mg. Matrix was seeking FDA approval to market a generic esomeprazole magnesium product prior to the expiration of some but not all of the patents listed in the FDA Orange Book with reference to Nexium. Matrix’s notice did not challenge three FDA Orange Book-listed patents claiming esomeprazole magnesium (US Patent Nos. 5,714,504, 5,877,192 and 6,875,872). Because AstraZeneca has not received notice from Matrix as to these three US patents, Matrix cannot market generic esomeprazole magnesium until the end of the exclusivity afforded by these patents. As a result, AstraZeneca did not bring a lawsuit at this time. AstraZeneca reserves the right to enforce all patents related to Nexium, including those listed in the FDA Orange Book.

After its expiry, a 30-month stay will not prevent the FDA from approving an ANDA, and an ‘at risk’ launch by a generic drug manufacturer may occur, of delayed-release esomeprazole magnesium capsules, in the year ending 31 December 2008.

In Canada, AstraZeneca Canada, Inc. received several notices of allegation from Apotex Inc. (Apotex) in late 2007 in respect of patents listed on the Patent Register in Canada for Nexium. Apotex has asserted in its notices that it has filed an Abbreviated New Drug Submission in March 2007, for 20mg and 40mg esomeprazole magnesium trihydrate tablets and alleges non-infringement and/or invalidity of numerous patents. AstraZeneca has responded by commencing seven court applications in January 2008 under the Patented Medicines (Notice of Compliance) Regulations. On 17 January 2008, Apotex advised that its product was erroneously described as being a trihydrate in its recent allegations, which allegations Apotex asserted it was withdrawing. Apotex mailed replacement allegations on 17 January 2008, which AstraZeneca is entitled to challenge. Apotex cannot obtain a Notice of Compliance (marketing approval) for its esomeprazole tablets until the earlier of the disposition of all of the court applications in Apotex’s favour or 24 months from the date on which the latest court application has been commenced.

AstraZeneca has full confidence in and will vigorously defend and enforce its intellectual property protecting Nexium.

Nolvadex (tamoxifen)
AstraZeneca was a co-defendant with Barr Laboratories, Inc. (Barr) in numerous purported class actions filed in federal and state courts throughout the US. All of the state court actions were removed to federal court and were consolidated, along with all of the cases originally filed in the federal courts, in a federal multi-district litigation proceeding pending in the US District Court for the Eastern District of New York. Some of the cases were filed by plaintiffs representing a putative class of consumers who purchased tamoxifen. The other cases were filed on behalf of a putative class of ‘third party payers’ (including health maintenance organisations, insurers and other managed care providers and health plans) that have reimbursed or otherwise paid for prescriptions of tamoxifen. The plaintiffs alleged that they paid ‘supra-competitive and monopolistic prices’ for tamoxifen as a result of the settlement of patent litigation between Zeneca and Barr in 1993. The plaintiffs sought injunctive relief, treble damages under the anti-trust laws, disgorgement and restitution. In April 2002, AstraZeneca filed a motion to dismiss the cases for failure to state a cause of action. In May 2003, the US District Court for the Eastern District of New York granted AstraZeneca’s motion to dismiss. The plaintiffs appealed the decision.

In November 2005, the US Court of Appeals for the Second Circuit affirmed the District Court’s decision. The plaintiffs thereafter moved for re-hearing by the original panel of judges in the case and re-hearing by a panel of all of the judges on the US Court of Appeals for the Second Circuit. The plaintiffs’ requests for re-hearing were denied in September 2006. In December 2006, the plaintiffs filed a petition for a writ of certiorari to the US Supreme Court seeking to have the Court hear an appeal of the Second Circuit’s decision. In June 2007, the US Supreme Court denied the plaintiffs’ writ, thus ending the litigation.

Pulmicort Respules (budesonide inhalation suspension)
In September 2005, AstraZeneca received a notice from IVAX Pharmaceuticals Inc. (IVAX) that IVAX had submitted an ANDA to the FDA for a budesonide inhalation suspension containing a Paragraph IV certification and alleging invalidity and non-infringement in respect of certain of AstraZeneca’s patents relating to budesonide inhalation suspension. In October 2005, AstraZeneca filed a patent infringement action against IVAX in the US District Court for the District of New Jersey. In December 2005, IVAX responded and filed counterclaims alleging non-infringement and invalidity. In January 2006, AstraZeneca filed an amended complaint, withdrawing averments as to the infringement of one of the patents-in-suit. Discovery in the litigation is ongoing. After its expiry, a 30-month stay will not prevent the FDA from approving an ANDA, and an ‘at risk’ launch by a generic drug manufacturer may occur, of a budesonide inhalation suspension in the year ending 31 December 2008.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Pulmicort Respules.

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Rhinocort Aqua (budesonide nasal spray)
In September 2007, AstraZeneca AB received a letter from Apotex Inc. (Apotex) stating that Apotex had submitted an ANDA for a budesonide nasal spray (32mcg spray) and that it intended to engage in the commercial manufacture, use and sale of a generic version of Rhinocort Aqua budesonide nasal spray before the expiration of US Patent Nos. 6,291,445, 6,686,346 and 6,986,904 (the ’445, ’346 and ’904 patents). The Apotex notice contained a Paragraph IV certification alleging that the claims of the ’445, ’346 and ’904 patents are ‘not infringed and invalid’. The ’346 and ’904 patents will expire in April 2017. The ’445 patent has an additional six months of paediatric exclusivity which ends in October 2017.

After investigating the allegations in Apotex’s Paragraph IV letter, AstraZeneca has decided not to file a patent infringement suit against Apotex. AstraZeneca will not maintain or enforce the ’445, ’346 and ’904 patents and has requested their de-listing from the FDA Orange Book.

Seroquel (quetiapine fumarate)
Product liability
In August 2003, Susan Zehel-Miller filed a putative class action against AstraZeneca PLC and AstraZeneca Pharmaceuticals LP on behalf of ‘all persons in the US who purchased and/or used Seroquel’. Among other things, the class action alleged that AstraZeneca failed to provide adequate warnings in connection with an alleged association between Seroquel and the onset of diabetes. In 2004, the US District Court for the Middle District of Florida denied class certification and the case was ultimately dismissed. Two additional putative class actions raising similar allegations have likewise been dismissed. There are no other US class actions relating to Seroquel; however, four putative class actions raising substantially similar allegations have been filed in Canada.

Additionally, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel. In most of these cases, the nature of the plaintiffs’ alleged injuries is not clear from the complaint and in most cases, little or no factual information regarding the alleged injury has been provided in the complaint. However, the plaintiffs generally contend that they developed diabetes and/or other related injuries as a result of taking Seroquel and/or other atypical anti-psychotic medications. As of 16 January 2008 AstraZeneca was defending 8,121 served or answered lawsuits involving approximately 12,347 plaintiff groups (24 January 2007: 604 served or answered lawsuits involving approximately 7,450 plaintiff groups). To date, approximately 1,900 additional cases have been dismissed by order or agreement and approximately 1,400 of those cases have been dismissed with prejudice. Approximately 22% of the cases that were or are pending in the federal court multi-district litigation (MDL) have been dismissed. Approximately half of the currently pending Seroquel cases are in federal court with clusters of state court activity in Delaware, New Jersey, New York and Missouri. Single cases are pending in a few additional jurisdictions, including one case in Canada. Plaintiffs’ discovery of AstraZeneca, as well as AstraZeneca’s discovery of specific plaintiffs’ cases, is ongoing in most jurisdictions and AstraZeneca intends to vigorously test the merits of those individual cases on factual and legal grounds. Bellwether case systems have been implemented by the courts in Delaware, New Jersey and the federal court MDL due to the larger volume of consolidated cases in those jurisdictions. No trials are expected to begin in any of the Seroquel cases until the autumn of 2008. One trial that was scheduled in Minnesota for March 2008 has been dismissed. AstraZeneca is also aware of approximately 70 additional cases that have been filed but not yet served and has not determined how many additional cases, if any, may have been filed. Some of the cases also include claims against other pharmaceutical manufacturers such as Eli Lilly & Co., Janssen Pharmaceutica, Inc. and/or Bristol-Myers Squibb Company. AstraZeneca intends to litigate these cases on the merits and will defend the cases vigorously. As of 31January 2008, legal defence costs of approximately $200m have been incurred (of which approximately $160m was incurred during 2007). AstraZeneca has product liability insurance that is considered to respond to the vast majority of claims brought in these Seroquel cases, subject to a retention. This insurance provides coverage for legal defence costs and potential damages that may be incurred up to a specified limit. AstraZeneca currently expects the legal defence costs to be less than the upper limit of the insurance coverage and has recorded an insurance receivable of $139m (2006 $nil). However, these cases are at an early stage and there can be no guarantee that the ultimate cost incurred will not exceed any insurance recoveries received.

Patent litigation
In September 2005, AstraZeneca received a notice from Teva Pharmaceuticals USA Inc. (Teva) that Teva had submitted an ANDA for quetiapine fumarate 25mg tablets containing a Paragraph IV certification alleging invalidity, unenforceability or non-infringement respecting AstraZeneca’s US patent listed in the FDA Orange Book with reference to Seroquel. In November 2005, AstraZeneca filed a lawsuit directed to Teva’s 25mg tablets ANDA in the US District Court for the District of New Jersey for wilful patent infringement.

In February 2006, AstraZeneca received another notice from Teva that it had amended its previously submitted ANDA for quetiapine fumarate 25mg tablets and added 100, 200 and 300mg tablets to its application to the FDA. The amended ANDA submission contained a similar Paragraph IV certification alleging invalidity, unenforceability or non-infringement in respect of AstraZeneca’s US patent listed in the FDA Orange Book with reference to Seroquel. In March 2006, in response to Teva’s amended ANDA and Teva’s intent to market additional strengths of a generic version of Seroquel in the US prior to the expiration of AstraZeneca’s patent, AstraZeneca filed an additional lawsuit against Teva in the US District Court for the District of New Jersey for patent infringement.

The two Teva lawsuits were consolidated in April 2006. However, in March 2006, the US District Court had granted Teva’s motion to strike AstraZeneca’s added allegation of wilfullness in its patent infringement claim in the first complaint directed to Teva’s 25mg tablets. Therefore, in the consolidated action, in response to AstraZeneca’s now combined allegations of patent infringement directed to Teva’s 25, 100, 200 and 300mg tablets ANDA, Teva alleges non-infringement and patent invalidity. In January 2007, Teva filed a motion seeking leave to amend its pleadings in the consolidated action to add allegations, defences and counter-claims directed to alleged inequitable conduct in the procurement of AstraZeneca’s patent.

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In March 2007, AstraZeneca received a Paragraph IV certification notice-letter from another generic drug manufacturer, Sandoz Inc. (Sandoz), notifying AstraZeneca that it had submitted an ANDA to the FDA for approval to market a generic version of AstraZeneca’s 25mg quetiapine fumarate tablets prior to the expiration of AstraZeneca’s listed patent. Sandoz’s notice-letter alleged non-infringement and patent invalidity. In April 2007, AstraZeneca filed a lawsuit in the US District Court for the District of New Jersey against Sandoz alleging patent infringement.

In June 2007, AstraZeneca received a third notice from Teva notifying AstraZeneca that it had supplemented its ANDA for quetiapine fumarate tablets again, adding 50, 150 and 400mg tablets to the application. The third notice-letter similarly advised that Teva’s supplementation contained a Paragraph IV certification respecting AstraZeneca’s listed patent covering Seroquel. In June 2007, AstraZeneca filed a third lawsuit in the US District Court for the District of New Jersey against Teva for its supplementation adding the 50, 150 and 400mg dosage strengths.

In October 2007, the Court granted AstraZeneca’s partial summary judgment motion based on collateral estoppel, which precludes Teva from re-litigating issues previously resolved against it in another previous patent litigation involving Eli Lilly’s anti-psychotic drug, Zyprexa™.

The four pending patent infringement cases against Teva and Sandoz have been consolidated for purposes of discovery, which proceeds. After its expiry, a 30-month stay will not prevent the FDA from approving an ANDA, and an ‘at risk’ launch by a generic drug manufacturer may occur, of quetiapine fumarate tablets in the year ending 31 December 2008.

We continue to have full confidence in our intellectual property protecting Seroquel and will vigorously defend and enforce it.

Sales and marketing practices
In February 2007, the Commonwealth of Pennsylvania filed suit against AstraZeneca, Eli Lilly & Co. (Lilly), and Janssen Pharmaceutica Inc. (Janssen) claiming damages incurred by the Commonwealth as a result of alleged off-label promotion of atypical anti-psychotics by the three manufacturers. The lawsuit is filed in state court in Philadelphia and seeks to recover the cost to the Pennsylvania Medicaid programme and other state-funded health insurance programmes for prescriptions written as a result of the alleged off-label promotion. In December 2007, the Court granted defendants’ motion to sever the claims against AstraZeneca and Janssen from those against Lilly and directed the Commonwealth to file separate complaints against the two severed defendants, which the Commonwealth did in January 2008. Although no similar lawsuits have been brought by states other than Pennsylvania, AstraZeneca has been informed that the Attorney Generals’ Offices of multiple other states have investigations into similar Seroquel off-label issues. AstraZeneca has signed agreements with 20 states tolling the statutes of limitations on potential claims, and has been approached by additional states for similar tolling agreements. AstraZeneca believes these claims to be without merit and intends to vigorously defend the Pennsylvania lawsuit.

In May 2007, the New Jersey Ironworkers Local Union No. 68 filed a class action suit against AstraZeneca on behalf of all individuals and non-governmental entities that paid for Seroquel from January 2000 to date. The lawsuit is filed in the federal District Court in New Jersey and alleges that AstraZeneca promoted Seroquel for off-label uses and misled class members into believing that Seroquel was superior to other, lower-cost alternative medicines. Two similar class action lawsuits were filed in June 2007 in the New Jersey and Pennsylvania federal courts. In December 2007, the three lawsuits were transferred to the Middle District of Florida by the US Judicial Panel on Multidistrict Litigation. AstraZeneca believes these suits to be without merit and intends to vigorously defend the claims.

Symbicort (budesonide/formoterol)
In October 2007, following an appeal by a group of generic manufacturers, Norton Healthcare Limited, Miat SpA, Generics (UK) Limited and Liconsa SA, the European Patent Office (EPO) Technical Board of Appeal revoked the European combination patent for Symbicort for use in asthma. Two European patents (EPB1014993 and EPB1210943) claiming Symbicort for use in COPD are under appeal and opposition respectively. The hearing date for the COPD appeal at the EPO is now set for 6 May 2008. The proceedings instituted by IVAX Pharmaceuticals (UK) Limited in the UK and Ireland with respect to the Symbicort patents will remain stayed until the EPO Technical Board of Appeal decision on the COPD patent.

AstraZeneca will vigorously defend and enforce its remaining intellectual property portfolio protecting Symbicort, which has patent expiry dates up to 2019 in Europe.

Toprol-XL (metoprolol succinate)
In May 2003, AstraZeneca filed a patent infringement action against KV Pharmaceutical Company (KV) in the US District Court for the Eastern District of Missouri in response to KV’s notification of its intention to market a generic version of Toprol-XL tablets in the 200mg dose prior to the expiration of AstraZeneca’s patents covering the substance and its formulation. In response to later similar notices from KV related to the 25, 50 and 100mg doses, AstraZeneca filed further actions. KV responded in each instance and filed counterclaims alleging non-infringement, invalidity and unenforceability of the listed patents.

In February 2004, AstraZeneca filed a patent infringement action against Andrx Pharmaceuticals LLC (Andrx) in the US District Court for the District of Delaware in response to Andrx’s notification of its intention to market a generic version of Toprol-XL tablets in the 50mg dose prior to the expiration of AstraZeneca’s patents. In response to two later similar notices from Andrx related to the 25, 100 and 200mg doses, AstraZeneca filed two additional patent infringement actions in the same court. In each instance, Andrx claimed that each of the listed patents is invalid, not infringed and unenforceable.

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In April 2004, AstraZeneca filed a patent infringement action against Eon Labs Manufacturing Inc. (Eon) in the US District Court for the District of Delaware in response to Eon’s notification of its intention to market generic versions of Toprol-XL tablets in the 25, 50, 100 and 200mg doses prior to the expiration of AstraZeneca’s patents. In its response, Eon alleged that each of the listed patents is invalid, not infringed and unenforceable. Eon also alleged that the filing of the infringement complaints, as well as other actions by AstraZeneca, constitutes anti-competitive conduct in violation of US anti-trust laws. Pursuant to a joint motion of AstraZeneca and Eon these anti-trust counts were severed from the case and stayed, for possible consideration depending on the outcome of the trial of the patent claims.

All of the patent litigation relating to Toprol-XL against KV, Andrx and Eon was consolidated for pre-trial discovery purposes and motion practice in the US District Court for the Eastern District of Missouri. The defendants filed a motion for summary judgment in December 2004 alleging that the Toprol-XL patents are invalid due to double patenting. A summary judgment motion of unenforceability was filed by the defendants in 2005 and AstraZeneca filed summary judgment motions on infringement and validity in 2005. In January 2006, the US District Court for the Eastern District of Missouri issued a ruling finding that the two patents-in-suit are unenforceable (based on AstraZeneca’s inequitable conduct in the prosecution of these patents in the US Patent and Trademark Office) and invalid. AstraZeneca appealed the District Court decision to the US Court of Appeals for the Federal Circuit. In July 2007, a three-judge panel of the Federal Circuit unanimously ruled that the inequitable conduct determination by the District Court was improper on summary judgment because there were material facts in dispute and therefore the issue of inequitable conduct was remanded to the District Court. The panel upheld, however, in a divided (2-1) decision, the finding that the Toprol-XL patents were invalid due to double patenting. In August 2007, AstraZeneca petitioned the Federal Circuit for reconsideration of the invalidity determination. Reconsideration was denied in October 2007.

In August 2006, Sandoz (formerly Eon) received final approval from the FDA on the 25mg dose of metoprolol succinate and tentative approval on the 50, 100 and 200mg doses. On 21 November 2006, Sandoz launched its 25mg metoprolol succinate product, which was followed by Par Pharmaceuticals’ (Par) launch of a 25mg generic metoprolol succinate product under a distribution agreement with AstraZeneca. In May 2007, the FDA issued final approval to KV for the 100 and 200mg doses of generic metoprolol succinate. KV launched these products in July 2007, followed by a launch of an authorised generic by Par under its distribution agreement with AstraZeneca. In May 2007, the FDA issued final approval to Sandoz for a 50mg generic metoprolol succinate product after Andrx waived its right to 180 days exclusivity on the 50mg product. In August 2007, Sandoz launched its 50mg product, followed immediately by the launch of a 50mg authorised generic by Par, pursuant to its distribution agreement with AstraZeneca.

In the first quarter of 2006, AstraZeneca was served with 14 complaints filed in the US District Courts in Delaware, Massachusetts and Florida against AstraZeneca Pharmaceuticals LP, AstraZeneca LP, AstraZeneca AB and Aktiebolaget Hässle. The complaints were putative class actions filed on behalf of both direct purchasers and indirect purchasers that allege that the AstraZeneca defendants attempted to illegally maintain monopoly power in the US over Toprol-XL in violation of the Sherman Act through the listing of invalid and unenforceable patents in the FDA Orange Book and the enforcement of such patents through litigation against generic manufacturers seeking to market metoprolol succinate. The complaints seek treble damages based on alleged overcharges to the putative classes of plaintiffs. These 14 complaints were consolidated into two amended complaints in the US District Court in Delaware, one on behalf of direct purchasers, and one on behalf of indirect purchasers. The lawsuits are based upon the 2006 ruling described above by the US District Court for the Eastern District of Missouri in the consolidated patent litigation against KV, Andrx and Eon, that the AstraZeneca patents relating to Toprol-XL are invalid and unenforceable. In 2006 AstraZeneca filed a motion seeking to dismiss or in the alternative stay the consolidated complaint in both anti-trust cases. As noted above, AstraZeneca appealed the District Court decision, which resulted in a reversal and remand on the issue of inequitable conduct and an affirmance that the Toprol-XL patents were invalid. AstraZeneca’s motion to dismiss the complaints is still pending. AstraZeneca denies the allegations of the anti-trust complaints and will vigorously defend the lawsuits.

In June 2007, AstraZeneca received notification from Dr. Reddy’s Laboratories Inc that it had filed an ANDA for the 100 and 200mg doses of metoprolol succinate and that sale of its generic products would not infringe AstraZeneca’s US Patent Nos. 4,957,745 and 5,246,714. AstraZeneca did not file suit in response to this notification.

Zestril (lisinopril)
In 1996, two of AstraZeneca’s predecessor companies, Zeneca Limited and Zeneca Pharma Inc. (as licensees), Merck & Co., Inc. and Merck Frosst Canada Inc. commenced a patent infringement action in the Federal Court of Canada against Apotex, Inc. (Apotex), alleging infringement of Merck’s lisinopril patent. Apotex sold a generic version of AstraZeneca’s Zestril and Merck’s Prinivil™ tablets. Apotex admitted infringement but raised positive defences to infringement, including that it acquired certain quantities of lisinopril prior to issuance of the patent and that certain quantities were licensed under a compulsory licence. Apotex also alleged invalidity of the patent. Following a trial in early 2006, in April 2006 the Federal Court of Canada ruled in favour of AstraZeneca and Merck on the key issues and Apotex stopped selling lisinopril in May 2006. In October 2006, the Federal Court of Appeal in Canada upheld the lower court’s decision and dismissed Apotex’s appeal. In December 2006, Apotex sought leave to appeal to the Supreme Court of Canada. The Supreme Court of Canada dismissed Apotex’s leave to appeal in May 2007. AstraZeneca intends to pursue a reference proceeding in the Federal Court to quantify the damages related to the infringement by Apotex. Apotex commenced the sale of lisinopril in October 2007 after expiry of the relevant patent.

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Average wholesale price class action litigation
In January 2002, AstraZeneca was named as a defendant along with 24 other pharmaceutical manufacturers in a class action suit in Massachusetts, brought on behalf of a putative class of plaintiffs alleged to have overpaid for prescription drugs as a result of inflated wholesale list prices. Following the Massachusetts complaint, nearly identical class action suits were filed against AstraZeneca and various other pharmaceutical manufacturers in four other states. AstraZeneca and other manufacturers have since been sued in similar lawsuits filed by the state Attorneys General of Pennsylvania, Nevada, Montana, Wisconsin, Illinois, Alabama, Kentucky, Arizona, Mississippi, Hawaii, Alaska, Idaho and Utah as well as by multiple individual counties in the state of New York. The Attorney General lawsuits seek to recover alleged overpayments under Medicaid and other state-funded healthcare programmes. In several cases, the states are also suing to recover alleged overpayments by state residents. Several of these suits have been consolidated with the Massachusetts action for pre-trial purposes, pursuant to federal multi-district litigation procedures.

In January 2006, the District Court in Boston certified three classes of plaintiffs against the ‘Track 1’ manufacturer defendants, AstraZeneca, GlaxoSmithKline, Bristol-Myers Squibb, Schering-Plough and Johnson & Johnson. The three certified classes are: (Class 1) a nationwide class of consumers who made co-payments for certain physician-administered drugs reimbursed under the Medicare Part B programme (Part B drugs); (Class 2) a Massachusetts-only class of third-party payers, including insurance companies, union health and welfare benefit plans, and self-insured employers, who covered consumer co-payments for Part B drugs; and (Class 3) a Massachusetts-only class of third-party payers and consumers who paid for Part B drugs outside of the Medicare programme. For all classes, the only AstraZeneca drug at issue is Zoladex (goserelin acetate implant).

A bench trial against four of the Track 1 defendants, including AstraZeneca, by Classes 2 and 3 began in November 2006 and concluded in January 2007. A separate jury trial against AstraZeneca only, involving the Class 1 claims, was scheduled to begin in June 2007.

In May 2007, the parties reached a proposed settlement agreement resolving the Class 1 claims. The settlement, if ultimately approved by the Court, will involve payments of up to $24m, not including attorneys’ fees, to reimburse individual class members submitting claims. AstraZeneca has agreed that $10m of any unclaimed amounts will be donated to charitable organisations funding cancer patient care and research. Notice of the proposed settlement was mailed to potential class members in December 2007, and the Court has scheduled a hearing for final approval of the settlement in May 2008. A provision of $27m was established in 2007.

In June 2007 and November 2007, the Court issued decisions on liability and damages on Classes 2 and 3. The Court found AstraZeneca liable under the Massachusetts consumer protection statute for engaging in unfair and deceptive conduct in connection with the pricing of Zoladex during the period 1998 to 2003. The Court awarded double damages (with pre-judgment interest) of $5.5m for Class 2, and single damages (with pre-judgment interest) of $7.4m for Class 3. AstraZeneca believes the decision to be in error and has filed an appeal in which it is confident that it will prevail and so no provision has been made for these awards.

The Court’s award on Classes 2 and 3, if it survives appeal, relates to damages incurred by payers within the Commonwealth of Massachusetts only. Plaintiffs have filed a motion seeking certification of multi-state classes of third-party payers in an effort to pursue similar claims for damages under the consumer protection statutes of other states. The Court has scheduled a hearing on plaintiffs’ motion in May 2008.

The decision on Classes 2 and 3 and the settlement of Class 1 relate to Zoladex only. The multiple Attorney General lawsuits pending against AstraZeneca and other manufacturers nationwide, which involve numerous drugs in addition to Zoladex, remain pending against AstraZeneca. The first of these cases scheduled for trial is the case filed by the Alabama Attorney General in state court in Montgomery, Alabama. That case is scheduled for a jury trial against AstraZeneca beginning February 2008.

Separately, MedImmune is involved in various lawsuits brought by various states and counties in the US alleging manipulation of average wholesale prices by several defendants, including MedImmune. The lawsuits were filed between 2003 and 2007 by Alabama, Mississippi, Iowa, New York City, and by various New York counties. The status of the various lawsuits by various states and counties alleging manipulation of average wholesale price by several defendants, including MedImmune, did not change materially during the financial year ended 31 December 2007, except that in April 2007, Orange County, New York filed suit in the Southern District of New York against a number of defendants, including MedImmune and in October 2007, the State of Iowa filed a lawsuit against a number of defendants, including MedImmune, in the US District Court for the Southern District of Iowa.

The allegations made in respect of the average wholesale price lawsuits described in this section are denied and will be vigorously defended.

340B class action litigation
In August 2004, AstraZeneca was named as a defendant, along with multiple other pharmaceutical manufacturers, in a class action suit filed by the County of Santa Clara in California state court on behalf of similarly situated California counties and cities that allegedly overpaid for drugs covered by the federal ‘340B’ programme. The 340B programme entitles hospitals and clinics that treat a substantial portion of uninsured patients to preferential drug pricing for outpatient drugs. According to the complaint, the genesis of the suit was an audit report by the US Department of Health and Human Services Office of Inspector General (OIG) in June 2004. The OIG later withdrew the audit report and in 2006, re-issued a revised audit report that substantially modified the previous audit findings.

The case was removed to federal court, the US District Court for the Northern District of California. In 2006, the US District Court dismissed each of the allegations in the County’s complaint. The County appealed the dismissal to the US Court of Appeals for the Ninth Circuit, and the parties briefed the matter. A date for oral argument has not yet been set. AstraZeneca denies the allegations in the County’s complaint and intends to continue to defend them vigorously.

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27 COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED
Drug importation anti-trust litigation
In May 2004, plaintiffs in a purported class action filed complaints in the US District Court for Minnesota and for New Jersey, alleging that AstraZeneca Pharmaceuticals LP and eight other pharmaceutical manufacturer defendants conspired to prevent American consumers from purchasing prescription drugs from Canada, ‘depriving consumers of the ability to purchase’ drugs at competitive prices. The New Jersey case was voluntarily dismissed in July 2004. In August 2005, the Minnesota District Court dismissed with prejudice the plaintiffs’ federal anti-trust claims and declined to exercise supplemental jurisdiction in relation to the state statutory and common law claims, which claims were dismissed without prejudice. The plaintiffs appealed the District Court’s decision to the US Court of Appeals for the Eighth Circuit. In November 2006, the US Court of Appeals for the Eighth Circuit affirmed the District Court’s decision. This matter is now concluded.

In August 2004, Californian retail pharmacy plaintiffs filed an action in the Superior Court of California making similar allegations to the Minnesota action and also alleging a conspiracy by approximately 15 pharmaceutical manufacturer defendants to set the price of drugs sold in California at or above the Canadian sales price for those same drugs. In July 2005, the Court overruled in part and sustained in part, without leave to amend, the defendants’ motion to dismiss the plaintiffs’ third amended complaint in these proceedings. The Court overruled the defendants’ motion in respect of conspiracy claims but sustained the motion in respect of the California Unfair Competition Law claims. In December 2006, the Court granted the defendants’ motion for summary judgment and the case was subsequently dismissed. In January 2007, plaintiffs filed a Notice of Appeal with the Court of Appeal of the State of California. Briefing on the appeal is now complete.

AstraZeneca denies the material allegations in the California action and is vigorously defending this matter.

Anti-trust
In July 2006, AstraZeneca Pharmaceuticals LP was named as a defendant, along with a number of other pharmaceutical manufacturers and wholesalers, in a complaint filed by RxUSA Wholesale, Inc. (RxUSA) in the US District Court for the Eastern District of New York. The complaint alleges that the defendants violated federal and state anti-trust laws by, amongst other things, allegedly refusing to deal with RxUSA and other ‘secondary wholesalers’ in the wholesale pharmaceutical industry. The plaintiff alleges a conspiracy among the manufacturers and seeks an injunction and treble damages. AstraZeneca vigorously denies the allegations and in November 2006 filed a motion to dismiss the complaint.

For a description of other anti-trust-related litigation involving AstraZeneca, see the subsections entitled Nexium (esomeprazole), Losec/Prilosec (omeprazole), Nolvadex (tamoxifen) and Toprol-XL (metoprolol succinate) in this Note 27 to the Financial Statements.

AstraZeneca is part of a sectoral inquiry by the European Commission into the pharmaceutical industry and was the subject of an unannounced inspection in January 2008. The inquiry relates to the introduction of innovative and generic medicines and it will cover commercial practices, including the use of patents and generics. We understand that several companies have been similarly approached.

The Commission has stated that this inquiry is not aimed at investigating practices where there have been any indications of wrongdoing although it could address any competition law breaches found by means of separate proceedings. The Commission has also stated that it plans to issue an interim report in autumn 2008 and envisages that the final results of its inquiry will be available in spring 2009.

AstraZeneca is cooperating fully with the Commission in relation to its inquiry.

Employment-wage/hour litigation
In September 2006, Marc Brody filed a putative class action lawsuit against AstraZeneca LP on behalf of himself and a class of approximately 844 pharmaceutical sales specialists employed by the Group in California during the period 19 September 2002 to the present. The plaintiff alleges he and the proposed class members were unlawfully classified as exempt employees and denied overtime compensation and meal breaks in violation of the California Labour Code. AstraZeneca removed this action to the US District Court for the Central District of California in October 2006. The Plaintiff filed a first amended complaint on or about 20 March 2007, for failure to provide meal and rest periods, failure to pay all wages earned each pay period, failure to provide accurate wage statements, failure to pay wages timely upon termination, unfair competition and civil penalties. AstraZeneca denies the allegations made by the plaintiff, asserting that the sales specialists are properly classified under various exemptions to the wage laws. Discovery is ongoing. (The plaintiff’s lawyers are also pursuing similar claims in lawsuits against most of the major pharmaceutical companies.)

In separate lawsuits against AstraZeneca, the firms representing Brody filed additional state wage-and-hour class actions, the first under Pennsylvania Minimum Wage Act and Wage Payment Collection Law in the US District Court for the Western District of Pennsylvania on behalf of two plaintiffs and a putative class of approximately 473 sales specialists working in Pennsylvania during the period March 2004 to the present; and the second in the US District Court for the Southern District of New York on behalf of one plaintiff and a putative class of approximately 890 sales specialists working in the state of New York during the period June 2001 to the present, claiming the sales specialists were misclassified as exempt from overtime pay under New York labour law.

Additionally, in June 2007, the firms representing Brody filed a nationwide collective action based on federal wage-and-hour law (FLSA) in the US District Court for the District of Delaware, seeking unpaid overtime compensation and liquidated damages. The lawsuit has a potential class size of 8,300 current and former sales specialists employed by the Group in the US during the period June 2004 to the present. The parties have negotiated a stipulation of dismissal of this lawsuit, and the action has been dismissed with prejudice. Plaintiff’s counsel is expected to file a new FLSA action with a different named plaintiff in the near future.

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	173

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

27 COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED
Additional government investigations into drug marketing practices
As is true for most, if not all, major prescription pharmaceutical companies operating in the US, AstraZeneca is currently involved in multiple US federal and state investigations into drug marketing and pricing practices. The US Attorney’s Office in Philadelphia is directing four active investigations involving AstraZeneca. The first two involve requests for documents and information relating to contracting and disease management programmes with two of the leading national Pharmacy Benefits Managers. The third involves a review of sales and marketing practices relating to Seroquel, including allegations that AstraZeneca promoted Seroquel for non-indicated (off-label) uses. The fourth investigation relates to selected physicians who participated in clinical trials involving Seroquel. The US Attorney’s Office in Boston is conducting an additional investigation into sales and marketing interactions with a leading provider of pharmacy services to long-term care facilities. AstraZeneca understands that all of these investigations may be the subjects of sealed qui tam lawsuits filed under the False Claims Act.

There are also a number of additional active investigations led by state Attorneys General. These include multiple investigations relating to Seroquel off-label issues, discussed above, along with an investigation by the Delaware Attorney General’s Office into marketing and sale activities within the state of Delaware.

It is not possible to predict the outcome of any of these investigations, which could include the payment of damages and the imposition of fines, penalties and administrative remedies.

Congressional investigations
AstraZeneca, along with several other manufacturers, has received a letter from the Committee on Oversight and Government Reform of the US House of Representatives as part of the Committee’s ongoing oversight of the pharmaceutical industry’s research and marketing practices. The Committee has requested that AstraZeneca provide clinical and marketing information relating to Seroquel.

AstraZeneca also received letters from the Finance Committee of the US Senate requesting information regarding AstraZeneca’s payments to certain identified physicians and their prescribing information related to Seroquel. In addition, the Finance Committee has requested sales and marketing information regarding the use of Seroquel in nursing homes.

AstraZeneca is co-operating with both Committees.

Federal Trade Commission (FTC) study on authorised generics
In October 2007, AstraZeneca received a Special Order from the FTC, requesting certain information in connection with the FTC’s industry-wide study of the short- and long-term competitive effects of authorised generics in the prescription drug marketplace. AstraZeneca has begun to collect the requested information and plans to respond to the Special Order.

Informal US Securities and Exchange Commission (SEC) inquiry
In October 2006, AstraZeneca received from the SEC a letter requesting documents related to its business activities in Italy, Croatia, Russia and Slovakia for the period ‘1 October 2003 to the present’. The SEC’s request generally seeks documents concerning any payments to doctors or government officials and related internal accounting controls. The request also seeks policies, correspondence, audits and other documents concerning compliance with the Foreign Corrupt Practices Act, as well as any allegations or communications with prosecutors’ offices relating to corruption or bribery of doctors or government officials. AstraZeneca has produced documents in response to this request. It is not currently possible to predict the outcome of this inquiry.

Serious Fraud Office (SFO) inquiry
In 2007, AstraZeneca received from the SFO in the UK a request for documentation about its involvement in the UN Oil for Food programme in Iraq. AstraZeneca denies any allegation of illegal or unethical behaviour in its trading relationships with Iraq. AstraZeneca will comply with the SFO’s request for documentation.

Other government investigations
From time to time, AstraZeneca receives enquiries and requests for information from a number of governmental and/or other regulatory bodies relating to a range of issues (some, but not all, of which relate directly to the business of AstraZeneca) and some of which are confidential in nature. AstraZeneca seeks to comply with these requests in an appropriate and timely manner and generally on the basis of legal advice received. The nature and scope of the investigation in relation to which such enquiries and requests for information have been received is not always known to AstraZeneca. Consequently, it is not always possible to determine whether such enquiries and investigations relate specifically to AstraZeneca or are merely a means of gathering factual information in the context of an unrelated third-party issue.

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FINANCIAL STATEMENTS
174	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

27 COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED
Taxation
Where tax exposures can be quantified, an accrual is made based on best estimates and management’s judgement. Details of the movements in relation to material tax exposures are discussed below.

AstraZeneca faces a number of transfer pricing audits in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. The issues under discussion are often complex and can require many years to resolve. Accruals for tax contingencies require management to make estimates and judgements with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. The international tax environment presents increasingly challenging dynamics for the resolution of transfer pricing disputes. These disputes usually result in taxable profits being increased in one territory and correspondingly decreased in another. Our balance sheet positions for these matters reflect appropriate corresponding relief in the territories affected. Management considers that at present such corresponding relief will be available but given the challenges in the international tax environment will keep this aspect under careful review. The total net accrual included in the Financial Statements to cover the worldwide exposure to transfer pricing audits is $1,322m, an increase of $327m due to a number of new audits, revisions of estimates relating to existing audits, offset by a number of negotiated settlements. For transfer pricing audits where AstraZeneca and the tax authorities are in dispute, AstraZeneca estimates the potential for reasonably possible additional losses above and beyond the amount provided to be up to $400m; however, management believes that it is unlikely that these additional losses will arise. Of the remaining tax exposures, AstraZeneca does not expect material additional losses. It is not possible to estimate the timing of tax cash flows in relation to each outcome, however, it is anticipated that a number of significant disputes may be resolved over the next one to two years. Included in the provision is an amount of interest of $234m. Interest is accrued as a tax expense.

28 LEASES
Total rentals under operating leases charged to the income statement were as follows:

2007	2006	2005
$m	$m	$m

210	197	155

The future minimum lease payments under operating leases that have initial or remaining terms in excess of one year at 31 December 2007 were as follows:

	2007	2006	2005
	$m	$m	$m

Obligations under leases comprise
Rentals due within one year	103	108	83

Rentals due after more than one year:
After five years	184	161	90

From four to five years	34	30	18

From three to four years	43	38	26

From two to three years	51	51	41

From one to two years	67	63	52

	379	343	227

	482	451	310

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	175

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

29 STATUTORY AND OTHER INFORMATION

	2007	2006	2005
	$m	$m	$m

Fees payable to KPMG Audit Plc and its associates:
Group audit fee	3.6	3.1	2.5

Fees payable to KPMG Audit Plc and its associates for other services:
The audit of subsidiaries pursuant to legislation	6.1	5.4	5.0

Other services pursuant to legislation	3.6	4.1	0.8

Taxation	1.1	1.2	1.0

All other services	0.7	1.0	2.2

Fees payable to KPMG Audit Plc in respect of the Group’s pension schemes:
The audit of subsidiaries’ pension schemes	0.6	0.5	0.5

	15.7	15.3	12.0

Other services pursuant to legislation includes fees of $2.7m (2006 $3.2m, 2005 $nil) in respect of section 404 of the Sarbanes-Oxley Act. All other services includes $nil (2006 $nil, 2005 $1.8m) in respect of section 404 of the Sarbanes-Oxley Act.

Included within the Group audit fee is an amount of $0.1m (2006 $0.1m) in respect of the audit of the Company.

Taxation services consist of tax compliance services and tax advice.

Related party transactions
The Group had no material related party transactions which might reasonably be expected to influence decisions made by the users of these Financial Statements.

Key management personnel compensation

	2007	2006	2005
	$’000	$’000	$’000

Short-term employee benefits	31,525	21,321	19,334

Post-employment benefits	2,072	3,191	1,731

Share-based payments	11,515	8,417	5,663

	45,112	32,929	26,728

Short-term employee benefits in 2007 include one-off employee costs of $11m in relation to the acquisition of MedImmune.

Total remuneration is included within employee costs (Note 26).

Subsequent events
There were no material subsequent events.

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FINANCIAL STATEMENTS
176	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

30 SHARE CAPITAL OF PARENT COMPANY

	Authorised	Allotted, called-up and fully paid

	2007	2007	2006	2005
	$m	$m	$m	$m

Issued Ordinary Shares ($0.25 each)	364	364	383	395

Unissued Ordinary Shares ($0.25 each)	236	–	–	–

Redeemable Preference Shares (£1 each – £50,000)	–	–	–	–

	600	364	383	395

The total authorised number of Ordinary Shares at 31 December 2007 was 2,400,000,000, of which 1,457,000,853 Ordinary Shares were in issue.

The Redeemable Preference Shares carry limited class voting rights and no dividend rights. This class of shares is capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

The movements in share capital during the year can be summarised as follows:

	No. of shares
	(million)	$m

At 1 January 2007	1,532	383

Issues of shares	5	1

Re-purchase of shares	(80)	(20)

At 31 December 2007	1,457	364

Share re-purchases
During the year the Company re-purchased, and subsequently cancelled, 79,927,377 Ordinary Shares at an average price of 2593 pence per share. The total consideration, including expenses, was $4,170m. The consideration has been charged against retained earnings.

Share schemes
A total of 4,682,622 Ordinary Shares were issued during the year in respect of share schemes. Details of movements in the number of Ordinary Shares under option are shown in Note 26; details of options granted to Directors are shown in the Directors’ Remuneration Report.

Shares held by subsidiaries
No shares in the Company were held by subsidiaries in any year.

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	177

PRINCIPAL SUBSIDIARIES

		Percentage of voting
At 31 December 2007	Country	share capital held		Principal activity

UK
AstraZeneca UK Limited	England	100	[1]	Research and development,
				manufacturing, marketing

AstraZeneca Reinsurance Limited	England	100		Insurance and reinsurance underwriting

AstraZeneca Treasury Limited	England	100		Treasury

Continental Europe
NV AstraZeneca SA	Belgium	100		Manufacturing, marketing

AstraZeneca Dunkerque Production SCS	France	100		Manufacturing

AstraZeneca SAS	France	100		Research, manufacturing, marketing

AstraZeneca GmbH	Germany	100		Development, manufacturing, marketing

AstraZeneca Holding GmbH	Germany	100		Manufacturing, marketing

AstraZeneca SpA	Italy	100		Manufacturing, marketing

AstraZeneca Farmaceutica Spain SA	Spain	100		Manufacturing, marketing

AstraZeneca AB	Sweden	100		Research and development,
				manufacturing, marketing

AstraZeneca BV	The Netherlands	100		Marketing

The Americas
AstraZeneca Canada Inc.	Canada	100		Research, manufacturing, marketing

IPR Pharmaceuticals Inc.	Puerto Rico	100		Development, manufacturing, marketing

AstraZeneca LP	US	99		Research and development,
				manufacturing, marketing

AstraZeneca Pharmaceuticals LP	US	100		Research and development,
				manufacturing, marketing

Zeneca Holdings Inc.	US	100		Manufacturing, marketing

MedImmune, Inc.	US	100		Research and development,
				manufacturing, marketing

Asia, Africa & Australasia
AstraZeneca Pty Limited	Australia	100		Development, manufacturing, marketing

AstraZeneca KK	Japan	80		Manufacturing, marketing

1 Shares held directly.

The companies and other entities listed above are those whose results or financial position principally affected the figures shown in the Group Financial Statements. A full list of subsidiaries, joint ventures and associates will be annexed to the Company’s next annual return filed with the Registrar of Companies. The country of registration or incorporation is stated alongside each company. The accounting year ends of subsidiaries and associates are 31 December, except for Aptium Oncology, Inc. which, owing to local conditions and to avoid undue delay in the preparation of the Financial Statements, is 30 November. AstraZeneca operates through 290 subsidiaries worldwide. The Group Financial Statements consolidate the Financial Statements of the Company and its subsidiaries at 31 December 2007. Products are manufactured in 20 countries worldwide and are sold in over 100 countries.

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FINANCIAL STATEMENTS
178	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ASTRAZENECA PLC

We have audited the Company Financial Statements of AstraZeneca PLC for the year ended 31 December 2007 which comprise the Balance Sheet and the related notes on pages 179 to 183. These Company Financial Statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.

We have reported separately on the Group Financial Statements of AstraZeneca PLC for the year ended 31 December 2007.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Directors’ responsibilities for preparing the Annual Report and Form 20-F Information, the Directors’ Remuneration Report and the Company Financial Statements in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors’ Responsibilities on page 116.

Our responsibility is to audit the Company Financial Statements and the part of the Directors’ Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Company Financial Statements give a true and fair view and whether the Company Financial Statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors’ Report is consistent with the Company Financial Statements.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report and Form 20-F Information and consider whether it is consistent with the audited Company Financial Statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Company Financial Statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Company Financial Statements and the part of the Directors’ Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Company Financial Statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Company Financial Statements and the part of the Directors’ Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Company Financial Statements and the part of the Directors’ Remuneration Report to be audited.

OPINION
In our opinion:

>	The Company Financial Statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the Company’s affairs as at 31 December 2007.

>	The Company Financial Statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

>	The information given in the Directors’ Report is consistent with the Company Financial Statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor 8 Salisbury Square London EC4Y 8BB

31 January 2008

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	179

ASTRAZENECA PLC

BALANCE SHEET

		2007	2006
At 31 December	Notes	$m	$m

Fixed assets
Fixed asset investments	1	30,355	19,118

Current assets
Debtors – other	2	1	9

Debtors – amounts owed by subsidiaries		6,984	1,382

		6,985	1,391

Total assets		37,340	20,509

Creditors: Amounts falling due in less than one year
Non-trade creditors	3	(4,353)	(33)

Net current assets		2,632	1,358

Total assets less current liabilities		32,987	20,476

Creditors: Amounts falling due after more than one year
Amounts owed to subsidiaries	4	(283)	(283)

Interest bearing loans and borrowings	4	(10,482)	(747)

		(10,765)	(1,030)

Net assets		22,222	19,446

Capital and reserves

Called-up share capital	7	364	383

Share premium account	5	1,888	1,671

Capital redemption reserve	5	91	71

Other reserves	5	1,841	1,841

Profit and loss account	5	18,038	15,480

Shareholders’ funds		22,222	19,446

$m means millions of US dollars.

The Financial Statements on pages 179 to 183 were approved by the Board of Directors on 31 January 2008 and were signed on its behalf by:

DAVID R BRENNAN	SIMON LOWTH
Director	Director

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FINANCIAL STATEMENTS
180	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The Company Financial Statements are prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, in accordance with the Companies Act 1985 and UK Generally Accepted Accounting Principles (UK GAAP). The Group Financial Statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and are presented on pages 121 to 123.

The following paragraphs describe the main accounting policies under UK GAAP, which have been applied consistently.

NEW ACCOUNTING STANDARDS
The Company has adopted the following accounting standard in the year:

Financial Reporting Standard No. 29 ‘Financial Instruments: Disclosures’ (FRS 29). FRS 29 sets out the requirements for the presentation of, and disclosures relating to, financial instruments, and replaces the disclosure requirements of FRS 25 ‘Financial Instruments: Disclosure and Presentation’. The Company is exempt from the requirements of FRS 29 because the Company is included in AstraZeneca PLC’s publicly available Consolidated Financial Statements for 2007, which include disclosures that comply with IFRS 7, the equivalent International Financial Reporting Standard.

The Company has also adopted Amendment to FRS 26 ‘Financial Instruments: Measurement’, UITF Abstract 42 ‘Reassessment of Embedded Derivatives’ and UITF Abstract 45 ‘Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment’. The adoption of these standards and abstracts did not have a significant impact on net results, net assets or disclosures of the Company.

UITF Abstract 44 (IFRIC 11): ‘FRS 20 (IFRS 2) Group and Treasury Transactions’ has been issued but has not yet been adopted by the Company.

FOREIGN CURRENCIES
Profit and loss account items in foreign currencies are translated into US dollars at average rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates prevailing at the date of the Company balance sheet. Exchange gains and losses on loans and on short term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit.

TAXATION
The charge for taxation is based on the result for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Full provision is made for the effects of these differences. Deferred tax asset valuation allowances are made where it is more likely than not that the asset will not be realised in the future. These valuations require judgements to be made including the forecast of future taxable income. Deferred tax balances are not discounted.

Accruals for tax contingencies require management to make judgements and estimates in relation to tax audit issues. Tax benefits are not recognised unless the tax positions will probably be sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of that benefit on the basis of potential settlement through negotiation and/or litigation.

Any recorded exposure to interest on tax liabilities is provided for in the tax charge. All provisions are included in creditors due within one year.

INVESTMENTS
Fixed asset investments, including investments in subsidiaries, are stated at cost and reviewed for impairment if there are indications that the carrying value may not be recoverable.

FINANCIAL INSTRUMENTS
Loans and other receivables are held at amortised cost. Long term loans payable are held at amortised cost.

CONTINGENT LIABILITIES
Through the normal course of business, AstraZeneca is involved in legal disputes, the settlement of which may involve cost to the Company. Provision is made where an adverse outcome is probable and associated costs can be estimated reliably. In other cases, appropriate descriptions are included.

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	181

NOTES TO THE COMPANY FINANCIAL STATEMENTS

1 FIXED ASSET INVESTMENTS

	Investments in subsidiaries

	Shares	Loans	Total
	$m	$m	$m

Cost and net book value at 1 January 2007	6,715	12,403	19,118

Additions	8,571	9,692	18,263

Repayment of loan	–	(7,069)	(7,069)

Exchange	–	40	40

Amortisation	–	3	3

Cost and net book value at 31 December 2007	15,286	15,069	30,355

2 OTHER DEBTORS

	2007	2006
	$m	$m

Other debtors	1	1

Deferred tax asset	–	8

	1	9

3 NON-TRADE CREDITORS

	2007	2006
	$m	$m

Amounts due within one year
Short term borrowings (unsecured)	4,123	7

Other creditors	206	12

Amounts owed to subsidiaries	24	14

	4,353	33

4 LOANS

	Repayment	2007	2006
	dates	$m	$m

Amounts owed to subsidiaries (unsecured)
US dollars
7.2% Loan	2023	283	283

Interest bearing loans and borrowings (unsecured)
US dollars

Floating Rate Note	2009	649	–

5.4% Callable bond	2012	1,741	–

5.4% Callable bond	2014	747	747

5.9% Callable bond	2017	1,741	–

6.45% Callable bond	2037	2,715	–

Euros

4.625% Non-callable bond	2010	1,099	–

5.125% Non-callable bond	2015	1,099	–

Pounds sterling

5.75% Non-callable bond	2031	691	–

		10,765	1,030

Loans or instalments thereof are repayable:
After five years from balance sheet date		7,276	1,030

From two to five years		2,840	–

From one to two years		649	–

Total unsecured		10,765	1,030

Total due within one year		–	–

		10,765	1,030

With the exception of the floating rate note, all loans are at fixed interest rates. Accordingly the fair values of the loans will change as market rates change. However, since the loans are held at amortised cost, changes in interest rates and the credit rating of the Company do not have any effect on the Company’s net assets.

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FINANCIAL STATEMENTS
182	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

NOTES TO THE COMPANY FINANCIAL STATEMENTS CONTINUED

5 RESERVES

	Share	Capital		Profit
	premium	redemption	Other	and loss	2007	2006
	account	reserve	reserves	account	Total	Total
	$m	$m	$m	$m	$m	$m

At beginning of year	1,671	71	1,841	15,480	19,063	23,778

Profit for the year	–	–	–	9,407	9,407	652

Dividends	–	–	–	(2,658)	(2,658)	(2,217)

Cash flow hedge in anticipation of debt issue	–	–	–	(21)	(21)	–

Share re-purchases	–	20	–	(4,170)	(4,150)	(4,129)

Share premiums	217	–	–	–	217	979

At end of year	1,888	91	1,841	18,038	21,858	19,063

Distributable reserves at end of year	–	–	1,841	13,978	15,819	6,063

As permitted by section 230 of the Companies Act 1985, the Company has not presented its profit and loss account.

At 31 December 2007 $4,060m (31 December 2006 $11,129m) of the profit and loss account reserve was not available for distribution. The majority of this non-distributable amount relates to profit arising on the sale of Astra AB to a subsidiary in 1999, which becomes distributable as the underlying receivable is settled. During 2007, $7,069m (2006: $5,738m) of the profit was realised by repayment. Subsequent to the year end, a further $377m was repaid on 18 January 2008, resulting in additional distributable reserves not included in the figures above. Included in other reserves is a special reserve of $157m, arising on the redenomination of share capital in 1999.

6 RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS

	2007	2006
	$m	$m

Shareholders’ funds at beginning of year	19,446	24,173

Net profit for the financial year	9,407	652

Dividends	(2,658)	(2,217)

Cash flow hedge in anticipation of debt issue	(21)	–

Issues of AstraZeneca PLC Ordinary Shares	218	985

Re-purchase of AstraZeneca PLC Ordinary Shares	(4,170)	(4,147)

Net increase/(reduction) in shareholders’ funds	2,776	(4,727)

Shareholders’ funds at end of year	22,222	19,446

7 SHARE CAPITAL

	Authorised	Allotted, called-up and fully paid

	2007	2007	2006
	$m	$m	$m

Issued Ordinary Shares ($0.25 each)	364	364	383

Unissued Ordinary Shares ($0.25 each)	236	–	–

Redeemable Preference Shares (£1 each – £50,000)	–	–	–

	600	364	383

The total authorised number of Ordinary Shares at 31 December 2007 was 2,400,000,000, of which 1,457,000,853 Ordinary Shares were in issue.

The Redeemable Preference Shares carry limited class voting rights and no dividend rights. This class of shares is capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

The movements in share capital during the year can be summarised as follows:

	No. of shares
	(million)	$m

At 1 January 2007	1,532	383

Issues of shares	5	1

Re-purchase of shares	(80)	(20)

At 31 December 2007	1,457	364

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FINANCIAL STATEMENTS
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	183

NOTES TO THE COMPANY FINANCIAL STATEMENTS CONTINUED

7 SHARE CAPITAL CONTINUED
Share re-purchases
During the year the Company re-purchased, and subsequently cancelled, 79,927,377 Ordinary Shares at an average price of 2593 pence per share. The total consideration, including expenses, was $4,170m. The consideration has been charged against the profit and loss account reserve.

Share schemes
A total of 4,682,622 Ordinary Shares were issued during the year in respect of share schemes. Details of movements in the number of Ordinary Shares under option are shown in Note 26 to the Group Financial Statements; details of options granted to Directors are shown in the Directors’ Remuneration Report.

Shares held by subsidiaries
No shares in the Company are held by subsidiaries.

8 COMMITMENTS AND CONTINGENT LIABILITIES
Crestor (rosuvastatin)
From 2004 to present, AstraZeneca Pharmaceuticals LP and/or AstraZeneca LP in the US were served with 15 individual lawsuits in various US jurisdictions, alleging injury in association with the use of Crestor. 11 of the cases were dismissed in early stages, and another was dismissed after the Court granted AstraZeneca’s motion for summary judgment in June 2007. These decisions were not appealed by the plaintiffs. AstraZeneca intends to vigorously defend the remaining cases, all of which are still in preliminary stages. In addition, a motion to institute a class action was filed in Quebec, Canada against AstraZeneca PLC and AstraZeneca Canada Inc. in which the petitioners alleged injury as a result of the use of Crestor. In March 2007, the Court granted the named plaintiff’s request to discontinue this action.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Crestor.

Exanta (ximelagatran)
Four putative and essentially similar securities class actions were filed in the US against AstraZeneca PLC, Håkan Mogren (who currently serves as a Director of AstraZeneca PLC), Sir Tom McKillop, Jonathan Symonds and Percy Barnevik (who are former Directors of AstraZeneca PLC) between January and March 2005. These actions were subsequently consolidated into a single action pending in the US District Court for the Southern District of New York. The Consolidated Amended Complaint alleges that the defendants made materially false and misleading statements regarding Exanta clinical trials and the status of the Exanta New Drug Application in the US. The plaintiffs purport to assert claims on behalf of purchasers of AstraZeneca publicly traded securities during the period April 2003 to September 2004 under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5.

The defendants deny the allegations made in the lawsuit and will vigorously defend the action. In 2006 they filed a motion to dismiss the action, and that motion is pending before the Court.

Anti-trust
AstraZeneca is part of a sectoral inquiry by the European Commission into the pharmaceutical industry and was the subject of an unannounced inspection in January 2008. The inquiry relates to the introduction of innovative and generic medicines and it will cover commercial practices, including the use of patents and generics. We understand that several companies have been similarly approached.

The Commission has stated that this inquiry is not aimed at investigating practices where there have been any indications of wrong-doing although it could address any competition law breaches found by means of separate proceedings. The Commission has also stated that it plans to issue an interim report in autumn 2008 and envisages that the final results of its inquiry will be available in spring 2009.

AstraZeneca is cooperating fully with the Commission in relation to its inquiry.

Other
The Company has guaranteed the external borrowing of a subsidiary, in the amount of $288m.

9 STATUTORY AND OTHER INFORMATION

There are no employees of the Company (2006 nil). The Directors of the Company were paid by another Group company in 2007 and 2006.

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FINANCIAL STATEMENTS
184	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

GROUP FINANCIAL RECORD

	2003	2004	2005	2006	2007
For the year ended 31 December	$m	$m	$m	$m	$m

Turnover and profits
Sales	18,849	21,426	23,950	26,475	29,559

Cost of sales	(4,463)	(5,193)	(5,356)	(5,559)	(6,419)

Distribution costs	(162)	(177)	(211)	(226)	(248)

Research and development	(3,012)	(3,467)	(3,379)	(3,902)	(5,162)

Selling, general and administrative costs	(7,393)	(8,268)	(8,695)	(9,096)	(10,364)

Other operating income and expense	188	226	193	524	728

Operating profit	4,007	4,547	6,502	8,216	8,094

Profit on sale of interest in joint venture	–	219	–	–	–

Finance income	381	532	665	888	959

Finance expense	(311)	(454)	(500)	(561)	(1,070)

Profit before tax	4,077	4,844	6,667	8,543	7,983

Taxation	(1,033)	(1,161)	(1,943)	(2,480)	(2,356)

Profit for the period	3,044	3,683	4,724	6,063	5,627

Attributable to:
Equity holders of the Company	3,022	3,664	4,706	6,043	5,595

Minority interests	22	19	18	20	32

Earnings per share
Earnings per $0.25 Ordinary Share (basic)	$1.77	$2.18	$2.91	$3.86	$3.74

Earnings per $0.25 Ordinary Share (diluted)	$1.77	$2.18	$2.91	$3.85	$3.73

Dividends	$ 0.725	$0.835	$1.025	$1.410	$1.750

Return on sales
Operating profit as a percentage of sales	21.3%	21.2%	27.2%	31.0%	27.4%

Ratio of earnings to fixed charges	100.4	93.6	85.6	92.7	15.6

	2003	2004	2005	2006	2007
At 31 December	$m	$m	$m	$m	$m

Balance sheet
Property, plant and equipment, goodwill and intangible assets	10,574	11,147	9,697	11,657	29,649

Other investments	133	262	256	119	182

Deferred tax assets	1,261	1,218	1,117	1,220	1,044

Current assets	11,593	13,025	13,770	16,936	17,082

Total assets	23,561	25,652	24,840	29,932	47,957

Current liabilities	(6,558)	(6,587)	(6,839)	(9,447)	(15,187)

Non-current liabilities	(3,828)	(4,568)	(4,310)	(5,069)	(17,855)

Net assets	13,175	14,497	13,691	15,416	14,915

Capital and reserves attributable to equity holders	13,086	14,404	13,597	15,304	14,778

Minority equity interests	89	93	94	112	137

Total equity and reserves	13,175	14,497	13,691	15,416	14,915

	2003	2004	2005	2006	2007
For the year ended 31 December	$m	$m	$m	$m	$m

Cash flows
Net cash inflow/(outflow) from:
Operating activities	3,368	4,817	6,743	7,693	7,510

Investing activities	(852)	970	(1,182)	(272)	(14,887)

Financing activities	(2,674)	(2,761)	(4,572)	(5,366)	6,051

	(158)	3,026	989	2,055	(1,326)

Ratio of earnings to fixed charges
For the purpose of computing these ratios, earnings consist of the income from continuing ordinary activities before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges (excluding capitalised interest). Fixed charges consist of interest (including capitalised interest) on all indebtedness, amortisation of debt discount and expense and that portion of rental expense representative of the interest factor.

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ADDITIONAL INFORMATION
186	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

SHAREHOLDER INFORMATION

AstraZeneca	2003	2004	2005	2006	2007

Ordinary Shares in issue – millions
At year end	1,693	1,645	1,581	1,532	1,457

Weighted average for year	1,709	1,673	1,617	1,564	1,495

Stock market price – per $0.25 Ordinary Share
Highest (pence)	2868	2749	2837	3529	2984

Lowest (pence)	1820	1863	1861	2574	2093

At year end (pence)	2680	1889	2829	2744	2164

PERCENTAGE ANALYSIS AT 31 DECEMBER 2007 OF ISSUED SHARE CAPITAL
By size of account	2007
No. of shares	%

1 – 250	0.5

251 – 500	0.7

501 – 1,000	0.9

1,001 – 5,000	1.3

5,001 – 10,000	0.2

10,001 – 50,000	1.0

50,001 – 1,000,000	12.9

Over 1,000,000[1]	82.5

Issued share capital	100.0

[1]	Includes VPC and ADR holdings.

At 31 December 2007, AstraZeneca PLC had 133,820 registered holders of 1,457,000,853 Ordinary Shares of $0.25 each. At 31 December 2007, there were approximately 223,000 holders of American Depositary Receipts (ADRs) representing 9.58% of the issued share capital and 145,000 holders of shares held under the VPC Services Agreement representing 20.55% of the issued share capital. The ADRs, each of which is equivalent to one Ordinary Share, are issued by JPMorgan Chase Bank.

ASTRAZENECA PLC
Since April 1999, following the AstraZeneca merger, the principal markets for trading in the shares of AstraZeneca PLC are the London, Stockholm and New York Stock Exchanges. The table below sets out, for the four quarters of 2006 and for the first two quarters and last six months of 2007 the reported high and low share prices of AstraZeneca PLC, on the following bases:

>	For shares listed on the London Stock Exchange (LSE) the reported high and low middle market closing quotations are derived from The Daily Official List.

>	For shares listed on the Stockholm Stock Exchange (SSE) the high and low closing sales prices are as stated in the Official List.

>	For American Depositary Shares (ADS) listed on the New York Stock Exchange the reported high and low sales prices are as reported by Dow Jones (ADR quotations).

		Ordinary LSE		ADS		Ordinary SSE*

		High	Low	High	Low	High	Low
		(pence)	(pence)	(US$)	(US$)	(SEK)	(SEK)

2006	– Quarter 1	2975	2574	51.73	45.12	403.5	352.5

	– Quarter 2	3264	2757	59.82	50.54	434.5	376.5

	– Quarter 3	3435	3101	65.43	56.60	477.0	414.5

	– Quarter 4	3529	2728	66.37	53.55	484.0	365.5

2007	– Quarter 1	2984	2734	58.78	53.53	414.0	367.5

	– Quarter 2	2953	2567	59.04	51.00	401.0	354.5

	– July	2770	2542	56.16	51.51	374.5	348.0

	– August	2545	2278	51.78	45.56	348.5	319.5

	– September	2466	2345	50.07	47.29	342.0	315.0

	– October	2589	2356	52.47	48.66	343.5	310.5

	– November	2330	2093	48.23	43.23	311.5	272.0

	– December	2316	2164	47.14	42.82	303.5	277.0

*	Principally held in bearer form.

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ADDITIONAL INFORMATION
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	187

SHAREHOLDER INFORMATION CONTINUED

During 2007, AstraZeneca’s share re-purchase programme, which was introduced in 1999, continued with the re-purchase and subsequent cancellation of 79.9 million shares at a total cost of $4,170m, representing 5.5% of the total issued share capital of the Company. The average price paid per share in 2007 was 2593 pence. Between 1999 and 2006, a total of 282.8 million Ordinary Shares were re-purchased, and subsequently cancelled, at an average price of 2693 pence per share for a consideration, including expenses, of $13,318m. The excess of the consideration over the nominal value was charged against the profit and loss account reserve. Shares issued in respect of share schemes totalled 4.7 million.

In 1999, in connection with the merger, AstraZeneca’s share capital was redenominated in US dollars. On 6 April 1999, Zeneca shares were cancelled and US dollar shares issued, credited as fully paid on the basis of one dollar share for each Zeneca share then held. This was achieved by a reduction of capital under section 135 of the Companies Act 1985. Upon the reduction of capital becoming effective, all issued and unissued Zeneca shares were cancelled and the sum arising as a result thereof credited to a special reserve, which was converted into US dollars at the rate of exchange prevailing on the record date. This US dollar reserve was then applied in paying up, at par, newly created US dollar shares.

At the same time as the US dollar shares were issued, the Company issued 50,000 Redeemable Preference Shares with a nominal value of £1.00 each for cash at par. The Redeemable Preference Shares carry limited class voting rights and no dividend rights. This class of shares is also capable of redemption at par at the option of the Company on the giving of seven days’ written notice to the registered holder of the shares.

A total of 826 million AstraZeneca shares were issued to Astra shareholders who accepted the merger offer before the final closing date, 21 May 1999. AstraZeneca received acceptances from Astra shareholders representing 99.6% of Astra’s shares and the remaining 0.4% was acquired in 2000 for cash.

MAJOR SHAREHOLDINGS
At 31 January 2008, the following had disclosed an interest in the issued Ordinary Share capital of the Company in accordance with the requirements of section 5.1.2 of the UK Listing Authority’s Disclosure and Transparency Rules:

		Date of		Percentage
		disclosure		of issued
Shareholder	Number of shares	to Company	*	share capital

Capital Research and Management Company	71,261,060	25 Jun 2007		4.89%

Axa SA	70,934,559	20 Dec 2007		4.87%

Investor AB	63,465,810	11 Feb 2004		4.36%

Barclays PLC	61,721,820	18 Dec 2006		4.24%

Wellington Management Co., LLP	60,565,299	30 Oct 2006		4.16%

Legal & General Investment Management Limited	59,198,535	12 Sept 2007		4.06%

*	Since the date of disclosure to the Company, the interest of any person listed above in the Ordinary Shares of the Company may have increased or decreased. No requirement to notify the Company of any increase or decrease would have arisen unless the holding moved up or down through a whole number percentage level. The percentage level may increase (on the cancellation of shares following a re-purchase of shares under the Company’s share re-purchase programme) or decrease (on the issue of new shares under any of the Company’s share plans).

No other person held a notifiable interest in shares, comprising 3% or more of the issued Ordinary Share capital of the Company.

Changes in the percentage ownership held by major shareholders during the past three years are set out below. Major shareholders do not have different voting rights.

	Percentage of issued share capital

Shareholder	31 Jan 2008	31 Jan 2007	31 Jan 2006	26 Jan 2005

Capital Research and Management Company	4.89%	11.70%	12.57%	13.39%

Axa SA	4.87%	–	–	–

Investor AB	4.36%	4.14%	4.01%	3.86%

Barclays PLC	4.24%	4.03%	3.20%	3.08%

Wellington Management Co., LLP	4.16%	3.95%	4.97%	3.25%

Legal & General Investment Management Limited	4.06%	3.43%	3.32%	3.19%

AstraZeneca PLC American Depositary Shares (each representing one Ordinary Share) evidenced by American Depositary Receipts issued by JPMorgan Chase Bank, as depositary, are listed on the New York Stock Exchange. At 31 January 2008, the proportion of Ordinary Shares represented by American Depositary Shares was 9.58% of the Ordinary Shares outstanding.

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ADDITIONAL INFORMATION
188	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

SHAREHOLDER INFORMATION CONTINUED

MAJOR SHAREHOLDINGS CONTINUED
Number of registered holders of Ordinary Shares at 31 January 2008:

> In the US	790
> Total	132,685

Number of record holders of American Depositary Receipts at 31 January 2008:
> In the US	2,379
> Total	2,413

So far as the Company is aware, it is neither directly nor indirectly owned nor controlled by one or more corporations or by any government.

At 31 January 2008, the total amount of the Company’s voting securities owned by Directors and Officers of the Company was:
		Percentage
Title of class	Amount owned	of class

Ordinary Shares	283,176	0.02%

The Company does not know of any arrangements, the operation of which might result in a change in the control of the Company.

RELATED PARTY TRANSACTIONS
During the period 1 January 2008 to 31 January 2008, there were no transactions, loans, or proposed transactions between the Company and any related parties which were material to either the Company or the related party, or which were unusual in their nature or conditions (see also Note 29).

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES
(a) At 31 January 2008, options outstanding to subscribe for Ordinary Shares of $0.25 of the Company were:

Number of shares	Subscription price		Normal expiry date

46,514,629	1913p-3487	p	2008-2017

The weighted average subscription price of options outstanding at 31 January 2008 was 2702p. All options were granted under Company employee share schemes.

(b)	Included in paragraph (a) are options granted to Directors and Officers of AstraZeneca as follows:
Number of shares	Subscription price		Normal expiry date

1,925,548	2132p-3487	p	2008-2017

(c)	Included in paragraph (b) are options granted to individually named Directors. Details of these option holdings at 31 December 2007 are shown in the Directors’ Remuneration Report.

During the period 1 January 2008 to 31 January 2008, John Patterson exercised options over 625 Ordinary Shares under the AstraZeneca Savings-Related Share Option Scheme and retained all the shares so acquired.

DIVIDEND PAYMENTS
For Ordinary Shares trading on the London and Stockholm Stock Exchanges, the record date for the second interim dividend for 2007, payable on 17 March 2008, is 8 February 2008. For ADRs trading on the New York Stock Exchange, the record date for the second interim dividend for 2007, payable on 17 March 2008, is 11 February 2008. Ordinary Shares trade ex-dividend on the London and Stockholm Stock Exchanges from 6 February 2008 and ADRs trade ex-dividend on the New York Stock Exchange from 7 February 2008. Dividends will normally be paid as follows:

First interim:	Announced in July and paid in September.

Second interim:	Announced in January/February and paid in March.

The record date for the first interim dividend for 2008, payable on 15 September 2008 (in the UK, the US and Sweden), is 8 August 2008.

SHAREVIEW
AstraZeneca’s shareholders with internet access may visit shareview.co.uk and register their details to create a portfolio. Shareview is a free and secure on-line service from the Company’s registrars, Equiniti Limited, which gives access to shareholdings including balance movements, indicative share prices and information about recent dividends.

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ADDITIONAL INFORMATION
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	189

SHAREHOLDER INFORMATION CONTINUED

SHAREGIFT
AstraZeneca welcomes and values all of its shareholders, no matter how many or how few shares they own. However, shareholders who have only a small number of shares whose value makes it uneconomic to sell them, either now or at some stage in the future, may wish to consider donating them to charity through ShareGift, an independent charity share donation scheme. One feature of the scheme is that there is no gain or loss for UK capital gains tax purposes on gifts of shares through ShareGift, and it may now also be possible to obtain UK income tax relief on the donation. Further information about ShareGift can be found on its website, sharegift.org, or by contacting ShareGift on 020 7930 3737 or at 17 Carlton House Terrace, London SW1Y 5AH. More information about the UK tax position on gifts of shares to ShareGift can be obtained from HM Revenue & Customs, whose website address is hmrc.gov.uk. The share transfer form needed to make a donation may be obtained from the Company’s registrars, Equiniti Limited, whose address can be found on the back cover of this document. ShareGift is administered by The Orr Mackintosh Foundation, registered charity number 1052686.

THE UNCLAIMED ASSETS REGISTER
AstraZeneca supplies unclaimed dividend data to the Unclaimed Assets Register (UAR), which provides investors who have lost track of shareholdings with an opportunity to search the UAR’s database of unclaimed financial assets on payment of a small, fixed fee. The UAR donates part of the search fee to charity. The UAR can be contacted on 0870 241 1713 or at 6th Floor, Cardinal Place, 80 Victoria Street, Victoria, London SW1E 5JL.

RESULTS
Unaudited trading results of AstraZeneca in respect of the first three months of 2008 will be published on 24 April 2008 and results in respect of the first six months of 2008 will be published on 31 July 2008.

DOCUMENTS ON DISPLAY
The Memorandum and Articles of Association of the Company and other documents concerning the Company which are referred to in this document may be inspected at the Company’s registered office at 15 Stanhope Gate, London W1K 1LN.

TAXATION FOR US RESIDENTS
The following summary of the material UK and US federal income tax consequences of ownership of Ordinary Shares or ADRs held as capital assets by US resident shareholders is based on current UK and US federal income tax law, including the US/UK double taxation convention relating to income and capital gains, which entered into force on 31 March 2003 (the Convention) and practice. This discussion is also based in part on representations of JPMorgan Chase Bank as depositary for ADRs and assumes that each obligation in the deposit agreement among the Company, the depositary and the holders from time to time of ADRs and any related agreements will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by US holders of ADRs, of foreign tax credits for US federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate US resident shareholders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate US resident shareholders could be affected by actions that may be taken by parties to whom ADRs are pre-released.

This discussion assumes that we are not, and will not become, a passive foreign investment company (PFIC), as discussed below.

UK AND US INCOME TAXATION OF DIVIDENDS
The UK does not currently impose a withholding tax on dividends paid by a UK company, such as the Company.

For US federal income tax purposes, distributions paid by the Company to a US resident shareholder are includible in gross income as foreign source ordinary dividend income to the extent of the Company’s current or accumulated earnings and profits, calculated in accordance with US federal income tax principles. The amount of the dividend will be the US dollar amount received by the depositary for US resident holders of ADRs, (or in the case of Ordinary Shares, the US dollar value of the pounds sterling on the date the dividend is received by the US resident shareholders, regardless of whether the dividend is converted into US dollars). If the dividend is converted into US dollars on the date of receipt, US resident shareholders of Ordinary Shares generally should not be required to recognise foreign currency gain or loss in respect of the dividend income. They may have foreign currency gain or loss if the amount of such dividend is not converted into US dollars on the date of its receipt.

Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, dividends received by certain non-corporate US resident holders of Ordinary Shares or ADRs in taxable years beginning before 1 January 2011 may be subject to US federal income tax at a maximum rate of 15%. US resident shareholders should consult their own tax advisers to determine whether they are subject to any special rules which may limit their ability to be taxed at this favourable rate.

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ADDITIONAL INFORMATION
190	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

SHAREHOLDER INFORMATION CONTINUED

TAXATION ON CAPITAL GAINS
Under the Convention, each contracting state may in general tax capital gains in accordance with the provisions of its domestic law. Under present UK law, individuals who are neither resident nor ordinarily resident in the UK, and companies which are not resident in the UK, will not be liable to UK tax on capital gains made on the disposal of their Ordinary Shares or ADRs, unless such Ordinary Shares or ADRs are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency.

A US resident shareholder will generally recognise US source capital gain or loss for US federal income tax purposes on the sale or exchange of Ordinary Shares or ADRs in an amount equal to the difference between the US dollar amount realised and such holder’s US dollar adjusted tax basis in the Ordinary Shares or ADRs. US resident shareholders should consult their own tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate US resident shareholders and capital losses, the deductibility of which may be limited.

PASSIVE FOREIGN INVESTMENT COMPANY RULES
We believe that we were not a passive foreign investment company (PFIC) for US federal income tax purposes for the year ended 31 December 2007, and do not expect to be a PFIC in the foreseeable future. However, since PFIC status depends on the composition of our income and assets and the market value of our assets (including, among others, less than 25%-owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which Ordinary Shares or ADRs were held, certain adverse tax consequences could apply to US resident shareholders.

UK INHERITANCE TAX
Under the current Double Taxation (Estates) Convention (the Estate Tax Convention) between the US and the UK, Ordinary Shares or ADRs held by an individual shareholder who is domiciled for the purposes of the Estate Tax Convention in the US, and is not for the purposes of the Estate Tax Convention a national of the UK, will generally not be subject to UK inheritance tax on the individual’s death or on a chargeable gift of the Ordinary Shares or ADRs during the individual’s lifetime, provided that any applicable US federal gift or estate tax liability is paid, unless the Ordinary Shares or ADRs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the Ordinary Shares or ADRs have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the Ordinary Shares or ADRs will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US and was a UK national. In the exceptional case where the Ordinary Shares or ADRs are subject to both UK inheritance tax and US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

UK STAMP DUTY RESERVE TAX AND STAMP DUTY
A 1.5% stamp duty reserve tax is payable upon the deposit of Ordinary Shares in connection with the creation of, but not subsequent dealing in, ADRs. A 0.5% stamp duty is payable on all purchases of Ordinary Shares.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
There are no governmental laws, decrees or regulations in the UK restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of Ordinary Shares or ADRs.

There are no limitations under English law or the Company’s Memorandum and Articles of Association on the right of non-resident or foreign owners to be the registered holders of and to vote Ordinary Shares or ADRs or to be registered holders of notes or debentures of Zeneca Wilmington Inc. or AstraZeneca PLC.

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EXCHANGE RATES
For the periods up to April 1999, Astra accounted for and reported its results in Swedish kronor, whereas Zeneca accounted for and reported its results in sterling. Consistent with AstraZeneca’s decision to publish its Financial Statements in US dollars, the financial information in this document has been translated from kronor and sterling into US dollars at the following applicable exchange rates:

	SEK/USD	USD/GBP

Average rates (profit and loss account, cash flow)
1995	7.1100	1.5796

1996	6.7000	1.5525

1997	7.6225	1.6386

1998	7.9384	1.6603

1999	8.2189	1.6247

End of year spot rates (balance sheet)
1995	6.6500	1.5500

1996	6.8400	1.6900

1997	7.8500	1.6600

1998	8.0400	1.6600

1999	8.5130	1.6185

The following information relating to average and spot exchange rates used by AstraZeneca is provided for convenience:

	SEK/USD	USD/GBP

Average rates (income statement, cash flow)
2005	7.3878	1.8306

2006	7.4472	1.8265

2007	6.7692	2.0003

End of year spot rates (balance sheet)
2005	7.9464	1.7239

2006	6.8824	1.9626

2007	6.4051	1.9932

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DEFINITIONS AND INTERPRETATION
Figures in parentheses in tables and in the Financial Statements are used to represent negative numbers.

Except where otherwise indicated, figures included in this report relating to pharmaceutical product market sizes and market shares are obtained from syndicated industry sources, primarily IMS Health (IMS), a market research firm internationally recognised by the pharmaceutical industry. The 2007 market share figures included in this report are based primarily on data obtained from an online IMS database.

IMS data may differ from that compiled by the Group with respect to its own products. Of particular significance in this regard are the following: (1) AstraZeneca publishes its financial results on a financial year and quarterly interim basis, whereas IMS issues its data on a monthly and quarterly basis; (2) the online IMS database is updated quarterly and uses the average exchange rates for the relevant quarter; (3) IMS data from the US is not adjusted for Medicaid and similar state rebates; and (4) IMS sales data are compiled using actual wholesaler data and data from statistically representative panels of retail and hospital pharmacies, which data are then projected by IMS to give figures for national markets.

References to prevalence of disease have been derived from a variety of sources and are not intended to be indicative of the current market or any potential market for AstraZeneca’s pharmaceutical products since, among other things, there may be no correlation between the prevalence of a disease and the number of individuals who are treated for such a disease.

Terms used in the Annual Report
and Form 20-F Information	US equivalent or brief description

Accruals	Accrued expenses

Allotted	Issued

Bank borrowings	Payable to banks

Called-up share capital	Issued share capital

Creditors	Liabilities/payables

Current instalments of loans	Long term debt due within one year

Debtors	Receivables and prepaid expenses

Earnings	Net income

Finance lease	Capital lease

Fixed asset investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Loans	Long term debt

Prepayments	Prepaid expenses

Profit	Income

Profit and loss account	Income statement/consolidated statement of income

Reserves	Retained earnings

Short term investments	Redeemable securities and short term deposits

Share premium account	Premiums paid in excess of par value of Ordinary Shares

Statement of recognised income and expense	Statement of comprehensive income

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RISK

As a research-based pharmaceutical company doing business globally, we are subject to a variety of risks. Set out below is a summary of the principal risks that may affect our business. They are grouped under the headings Industry/ Economic Environment Risks; Legal/Regulatory Risks; Business Execution Risks; and Reputation. Any of these risks (together with other risks and uncertainties discussed throughout this report or which are not presently known to us or currently considered material) could have a significant effect on our financial condition, results of operations and/or reputation. These risks have not been listed in any assumed order of priority and should be read in conjunction with the cautionary statements regarding forward-looking statements set out on the inside front cover of this report and below. The Managing Risk section on page 47 contains general information about how we manage risks and summary information about our approach to managing certain specific risks.

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS
This report contains certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. Forward-looking statements are identified in this report by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond our control, include, among other things, the risks detailed below:

INDUSTRY/ECONOMIC ENVIRONMENT RISKS
Risk of expiration of patents or marketing exclusivity
Scientific development and technological innovation are crucial if we are to deliver long-term market success. Patent protection and other types of marketing exclusivity are important ways in which we create value from such development and innovation, but all patents and marketing exclusivity will eventually expire. In the pharmaceutical market, a drug or diagnostic or medical device is normally only protected from competition from alternative products, for the same use, during the period of patent protection or marketing exclusivity. Once patent protection or marketing exclusivity has expired, the product is generally open to competition from generic copy products.

Products under patent protection or having marketing exclusivity usually generate significantly higher revenues than those not protected by patents or marketing exclusivity. For example, we anticipate the expiry of certain patents and/or marketing exclusivity relating to Arimidex in a number of major markets within the next few years. Arimidex, for the treatment of breast cancer, had global sales of $1,730m in 2007.

Risk of patent litigation and early loss of patents, marketing exclusivity or trademarks
We believe that we have robust patent protection for our products. However, over the last few years there has been a marked increase in intellectual property litigation in the pharmaceutical industry. Increasingly, manufacturers of generic pharmaceutical products, whether based in developing countries, such as those in Asia, or elsewhere in the world, seek to challenge our patents or other types of marketing exclusivity and/or assert that their products do not infringe our patents in order to gain access to the market for their own generic products. Generic drug manufacturers are seeking to market generic versions of many of our more important products, prior to the expiration of our patents and marketing exclusivity periods. For example, we are currently facing challenges from multiple generic manufacturers to certain of our patents for Nexium, Seroquel and Crestor, some of our best-selling products in the US, our largest market. If such challenges are successful and result in the launch of generic products, or if otherwise generic products are launched ‘at risk’ on the expectation that challenges will be successful, this may have a materially adverse effect on our financial condition and results of operations. US sales for Nexium in 2007 were $3,383m, for Seroquel were $2,863m and for Crestor were $1,424m. As a result of challenges by generic manufacturers, certain of our US patents covering Toprol-XL were held to be invalid during 2007 and generic versions of the product are now being sold in the US. Sales of Toprol-XL in the US, which were $1,382m in 2006, were down 30% in 2007 to $969m. The more significant patent litigation relating to our products is described in Note 27 to the Financial Statements.

In addition to generic manufacturers, the research-based pharmaceutical industry has become more aggressive in recent years in using intellectual property rights offensively as an additional basis for commercial competition between patented products. This has included the use of patent litigation directed at relatively young products. In the case of litigation both by generic manufacturers and other research-based companies, we expect that the greatest challenges will be focused on the most valuable products.

Parts of our technology, techniques and proprietary compounds and potential new drugs, including those that are in-licensed, may be found to infringe patents owned by or granted to others. This risk may increase as our focus on biologics and vaccines increases, because intellectual property issues related to biological medicines can be extremely complex. If we cannot resolve any intellectual property disputes, we may be liable for damages, be required to obtain costly licences or be stopped from manufacturing, using or selling our products. During the course of our activities, we may become aware of broad patents owned by others relating to some of our intellectual property, and in some instances we may receive notices from the owners of patents claiming that their patents may be infringed by the development, manufacture or sale of some of our products and potential new drugs. In response, we may obtain licences, determine that our products do not infringe the patents or that the patents are not valid, or we may make various modifications that we believe should not infringe the patents and that should permit commercialisation of our products. Defending such claims can be costly, even if we are successful.

We vigorously defend our intellectual property rights, including taking appropriate infringement action in various courts throughout the world. However, there can be no assurance that any of our currently patented products will not be the subject of intellectual property litigation or other disputes involving patent offices, anti-trust authorities or other government or law enforcement agencies in the future, despite our efforts to establish and defend the most robust patent protection. We may not prevail in a patent infringement action; be able to obtain a licence to any third party patent on commercially reasonable terms; successfully develop non-infringing alternatives on a timely basis; or be able to license alternative non-infringing technology, if any exists, on commercially reasonable terms; and patent protection may not be available at all. If we were not successful during the patent protection or data exclusivity periods in maintaining exclusive rights to market one or more of our major products, particularly in the US where we have our highest revenue and margins, our revenue and margins would be significantly adversely affected.

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In addition to challenges to our patented products from manufacturers of generic or other patented pharmaceutical products, there is a risk that some countries, particularly those in the developing world, may seek to impose limitations on the availability of patent protection for pharmaceutical products, or on the extent to which such protection may be obtained, within their jurisdictions. As a result, generic manufacturers in these countries may be increasingly and more easily able to introduce competing products to the market earlier than they would have been able to, had the patent protection been available.

Trade mark protection for our products is also an important element of our overall product marketing programmes. Combined with patent protection and other types of marketing exclusivity, products protected by a valid trade mark usually generate higher revenues than those not protected by a trade mark. We believe that we have robust trade mark protection for our products. However, trade mark protection may be challenged by third parties.

Risk of expiration or earlier loss of patents covering competing products
The expiration or earlier loss of patents belonging to other pharmaceutical manufacturers that cover branded products, which either compete directly against one of our products or compete in the same therapy area or product class as one of our products, could have a materially adverse effect on our financial condition and results of operations, by allowing competing generic products to enter the market.

Failure to obtain patent protection
It is our policy to apply for intellectual property protection for all inventions and innovations created as a result of the investments in R&D throughout the Group. Obtaining adequate protection for the intellectual property associated with our significant investment in R&D activities continues to be a key business imperative. The range of protection includes patents, trade marks, design registrations, copyright and domain name registrations. It is therefore important to our success that we are able to obtain and enforce patents and other proprietary rights in relation to our products.

We operate in a number of different countries in many of which the patent laws in the pharmaceutical field are continually evolving. As a result, we cannot be sure that, under the applicable legal regimes, new inventions will be patentable, that patents for which applications are now pending will be issued or reissued to us or that the scope of any patent protection will be broad enough to protect our intellectual property to the extent to which we may receive protection under other, more developed regimes. Limitations on the availability of patent protection in certain developing countries could have an adverse effect on pricing and sales in respect of those products and, consequently, could adversely affect our revenues from those products in those countries, compared to countries where patent protection is available.

Impact of fluctuations in exchange rates
As a global business, currency fluctuations can significantly affect our results of operations, which are accounted for in US dollars. Approximately 49% of our 2007 sales were in North America (comprised of the US and Canada) with a significant proportion of that figure being in respect of US sales. The US is, and is expected to remain, our largest market. Sales in certain other countries are also in US dollars, or in currencies whose exchange rates are linked to the US dollar. Major components of our cost base are, however, located in Europe, where an aggregate of approximately 55% of our employees are based. Movements in the exchange rates used to translate foreign currencies into US dollars may therefore have a materially adverse effect on our financial condition and results of operations.

Certain of our subsidiaries import and export goods and services in currencies other than their own working currency. The results of such subsidiaries could, therefore, be affected by currency fluctuations arising between the transaction dates and the settlement dates for those transactions. We hedge these exposures through financial instruments. The fair value of financial instruments used to hedge these exposures, principally forward foreign exchange contracts and purchased currency options, at 31 December 2007 was $30m. We have policies that seek to mitigate the effect of exchange rate fluctuations on the value of foreign currency cash flows and in turn their effects on the results of the various subsidiaries, but we do not seek to remove all such risks. Further information is contained on page 85 (Financial Review). In general, a unilateral strengthening of the US dollar adversely affects our reported results whereas a weakening of the US dollar is generally favourable. Exchange rate fluctuations may have a materially adverse effect on our financial condition and results of operations in the future.

Debt-funding arrangements
We incurred substantial debt in connection with the acquisition of MedImmune, Inc.. Our debt could affect our business flexibility and requires us to devote cash resources to service interest and principal payments. Our current debt level could limit our ability to engage in additional transactions or incur additional indebtedness and could potentially affect our investment grade credit rating.

The risks of owning and operating a biologics and vaccines business
The acquisition of MedImmune, Inc. in 2007, combined with the earlier acquisition of Cambridge Antibody Technology Group plc in 2006, accelerated our strategic aim of building a major presence in biologics and significantly increased the importance of biologics within the Group. As a result, the risks related to owning and operating a biologics and vaccines business are becoming more important to the Group. Some of the more significant of these risks are described below:

>	We may have limited access to and/or supply of biological materials, such as cells or animal products or by-products. In addition, government regulations in multiple jurisdictions, such as the US and countries within the EU, could result in restricted access to, or transport or use of, such materials. If we lose access to sufficient sources of such materials, or if tighter restrictions are imposed on the use of such materials, we may not be able to conduct research activities as planned and may incur additional development costs.

>	The development, manufacturing and marketing of biological products are subject to regulation by the US Food and Drug Administration, the European Medicines Agency and other regulatory bodies. These regulations are often more complex and extensive than those applicable to other pharmaceutical products. As a result, the regulatory review and oversight process may affect production and release schedules for biological products to a greater extent than for other products. In addition, various legislative and regulatory authorities are considering whether an abbreviated approval process is appropriate for biosimilars or follow-on biological products (similar versions of existing biological products). It is uncertain as to when, or if, any such process may be adopted or how such a process would relate to intellectual property rights in connection with marketed or pipeline biological products, but any such process

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could have a material effect on the future commercial prospects for patented biological products.

>	Manufacturing biological products, especially in large quantities, is often complex and may require the use of innovative technologies to handle living micro-organisms. Manufacturing biological products requires facilities specifically designed and validated for this purpose, and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process may result in lot failure, product recalls or spoilage due to contamination or otherwise.

>	The methods of distributing and marketing biological products could have a material impact on the revenue we are able to generate from the sales of products such as Synagis and FluMist.

Competition, price controls and price reductions
The principal markets for our pharmaceutical products are the Americas, the countries of the EU, Asia Pacific, India, China and Japan. These markets are highly competitive. We compete in all of them, and elsewhere in the world, against major prescription pharmaceutical companies which, in many cases, are able to match or exceed the resources that we have available to us, particularly in the areas of R&D and marketing investment. Some of our most important products, such as Crestor, Seroquel and Symbicort, compete directly with similar products marketed by some of these companies. Industry consolidation has resulted in the formation of a small number of very large companies and continued consolidation could adversely affect our competitive position, whilst continued consolidation among our customers may increase price pressures. Increasingly, we also compete directly with biotechnology companies and companies that manufacture generic versions of our products following the expiry or loss of patent protection or other marketing exclusivity, which typically leads to a dramatic loss of sales and reduces our revenues and margins. Some of our patented products, including Nexium, Crestor, Seroquel and Symbicort are subject to price pressure from competition from generic products in the same product class.

In most of the principal markets in which we sell our products, there is continued economic, regulatory and political pressure to limit the cost of pharmaceutical products. Certain groups have been involved in exerting price pressure on pharmaceutical companies with the aim of making medicines more affordable to those who need them. A summary of the principal aspects of price regulation in our most important markets, such as the US, the EU and Japan, is set out in the Sales and Marketing section on page 31.
The Geographical Review section on page 69 also contains references to how price pressures are affecting our business.

In the US, as well as regulatory price pressure, realised prices are being depressed by pressure from managed care organisations and institutional purchasers, who use cost considerations to restrict the sale of preferred drugs that their physicians may prescribe, as well as other competitive activity. Such limited lists or formularies may force manufacturers either to reduce prices or be excluded from the list, thereby losing all the sales revenue from patients covered by that formulary. In addition, private health insurance companies and employers that self-insure have been raising co-payments required from beneficiaries, particularly for branded pharmaceuticals and biotechnology products, among other reasons, to encourage beneficiaries to use generic products. The increased use of strict formularies by institutional customers in response to the current cost-containment environment and increasingly restrictive reimbursement policies could result in a materially adverse effect on our financial condition and results of operations.

In the EU, efforts by the European Commission to reduce inconsistencies and improve standards and best practice in the disparate national regulatory systems have met with little immediate success. The industry is, therefore, exposed to ad hoc national cost-containment measures on prices and the consequent cross-border movement of products from markets with prices depressed by governments into those where higher prices prevail.

The importation of pharmaceutical products from countries where prices are low due to government price controls or other market dynamics, to countries where prices for those products are higher, may increase. The accession of additional countries from Central and Eastern Europe to the EU may result in significant increases in the parallel trading of pharmaceutical products. Movements of pharmaceutical products into the US, in particular from Canada into the US, may increase despite the need to meet current or future safety requirements imposed by regulatory authorities. For example, the US market has recently experienced efforts to introduce legislation such as the Pharmaceutical Market Access and Drug Safety Act of 2007, which would allow the commercial importation of drugs into the US from selected countries including some member states of the EU, Canada, Australia, New Zealand, Japan and Switzerland, by certain individual consumers, pharmacies and drug wholesalers. There may be further pressure for the adoption of such legislation, particularly given the forthcoming US presidential elections. The effects of any increase in the volume of this cross-border movement of products could result in a materially adverse effect on our financial condition and results of operations.

We expect that pressures on pricing will continue and may increase. Because of these pressures, there can be no certainty that we will be able to charge prices for a product that, in a particular country or in the aggregate, enable us to earn an adequate return on our investment in that product.

Taxation
The integrated nature of our worldwide operations can produce conflicting claims from revenue authorities as to the profits to be taxed in individual territories. The resolution of these disputes can result in a reallocation of profits between jurisdictions and an increase or decrease in related tax costs, and has the potential to affect our cash flows and earnings per share.

The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which enable us to ensure that our revenues and capital gains do not incur a double tax charge. If any of these double tax treaties should be withdrawn or amended, especially in a territory where a member of the Group is involved in a taxation dispute with a tax authority in relation to cross-border transactions, such withdrawal or amendment could have a materially adverse effect on our financial condition and results of operations. Similarly, a negative outcome of a tax dispute or failure of tax authorities to agree through competent authority proceedings could also have a materially adverse effect on our financial condition and results of operations.

Risk of substantial product liability claims
Given the widespread impact that prescription drugs may have on the health of large patient populations, pharmaceutical, biopharmaceutical and medical device companies have, historically, been subject to large product liability damages claims, settlements and awards for injuries allegedly caused by the use of their products.

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Product liability claims, regardless of their merits or their outcome, are costly, divert management attention, and may adversely affect our reputation and demand for our products. Adverse publicity relating to the safety of a product or of other competing products may increase the risk of product liability claims. Litigation, particularly in the US, is inherently unpredictable and verdicts and/or unexpectedly high awards of damages can result. Substantial product liability claims that result in court decisions against us or in the settlement of proceedings could have a materially adverse effect on our financial condition and results of operations, particularly where such circumstances are not covered by insurance. We are currently subject to product liability litigation in relation to Seroquel, and further details about this and all material legal proceedings in which we are involved are set out in Note 27 to the Financial Statements. Information about our approach to patient safety is set out in the Medicines section on page 21.

Performance of new products
Although we carry out numerous and extensive clinical trials on all our products before they are launched, for a new product it can be difficult, for a period following its launch, to establish from available data a complete assessment of its eventual efficacy and/or safety in broader clinical use on the market. Due to the relatively short time that a product has been tested and the relatively small number of patients who have taken the product, the available data may be immature. Simple extrapolation of the data may not be accurate and could lead to a misleading interpretation of a new product’s likely future commercial performance.

The successful launch of a new pharmaceutical product involves a substantial investment in sales and marketing costs, launch stocks and other items. The commercial success of our new medicines is of particular importance to us in order to replace sales lost as and when patent protection ceases in major markets for established marketed products. If a new product does not succeed as anticipated or its rate of sales growth is slower than anticipated, there is a risk that the costs incurred in launching it could have a materially adverse effect on our financial condition and results of operations. In addition, for launch of products that are seasonal in nature, delays for regulatory approval or manufacturing difficulties can have the effect of delaying launch to the next season and significantly reduce the value of costs spent in preparing for the launch for that season.

Environmental/occupational health and safety liabilities
We have environmental liabilities at some currently or formerly owned, leased and third party sites, as described in more detail in Note 27 to the Financial Statements. These liabilities are carefully managed by designated technical, legal and business personnel and there is no reason for us to believe that associated current and expected expenditure and/or risks are likely to have a materially adverse effect on our financial condition and results of operations as a general matter, although they could, to the extent that they exceed applicable provisions, have a materially adverse effect on our financial condition and results of operations for the relevant period. In addition, a change in circumstances (including a change in applicable laws or regulations) may result in such an effect.

Nonetheless, a significant non-compliance or incident for which we were responsible could result in us being liable to pay compensation, fines or remediation costs. In some circumstances, such liability could have a materially adverse effect on our financial condition, reputation and results of operations. In addition, our financial provisions for any obligations that we may have relating to environmental liabilities may be insufficient if the assumptions underlying the provisions – including our assumptions regarding the portion of waste at a site for which we are responsible – prove incorrect, or if we are held responsible for additional contamination.

Developing our business in emerging markets
The development of our business in emerging markets may be a critical factor in determining our future ability to sustain or increase the level of our global product revenues. Challenges that arise in relation to the development of the business in emerging markets include, but are not limited to, competition from companies that are already present in the market, the need to correctly identify and leverage appropriate opportunities for sales and marketing, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud) (further details of which can be found below), inadvertent breaches of local law/regulation and not being able to recruit sufficient personnel with appropriate skills and experience. The failure to exploit potential opportunities appropriately in emerging markets may have a materially adverse effect on our financial condition and results of operations. Information on the risks associated with the failure to obtain patent protection can be found above.

Product counterfeiting
Counterfeit medicines are a danger to patients all over the world, as they may contain harmful substances, the wrong dose of the active pharmaceutical ingredient (API) or no API at all. The International Medical Products Anti-Counterfeiting Taskforce (IMPACT) of the World Health Organization (WHO) estimates that approximately 10 to 30% of medicines in emerging economies are counterfeit, with parts of Latin America, Asia and Africa having a greater percentage than that range. By contrast, in developed countries with effective regulatory systems, counterfeits represent less than 1% of the market.

In addition, undue or misplaced concern about the issue might induce some patients to stop taking their medicines, with consequential risks to their health. Also, public loss of confidence in the integrity of pharmaceutical products as a result of counterfeiting could adversely affect our reputation and financial performance.

We use a range of measures against counterfeit medicines, and continue to develop such measures, including through the following:

>	We are introducing technologies that make it more difficult for counterfeiters to copy our products.

>	We conduct market surveillance and monitor the supply chain to identify potential counterfeiting operations.

>	We respond rapidly to any reports of counterfeit AstraZeneca medicines, working with regulators, healthcare professionals, distributors, law enforcement agencies and other organisations to protect patient interests.

>	We participate in a variety of anti- counterfeiting forums in the public and private sector, including the WHO’s IMPACT working group and the Pharmaceutical Security Institute.

LEGAL/COMPLIANCE/REGULATORY RISKS
Risk of adverse outcome of litigation and/or government investigations and risk of insufficient insurance coverage
Note 27 to the Financial Statements includes information about legal proceedings in which we are currently involved. Unfavourable resolution of these and similar future proceedings, including government investigations, competition and anti-trust enquiries, investigations and litigation, product liability litigation and securities class action law suits, may have a materially

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adverse effect on our financial condition and results of operations, not least because we may be required to make significant provisions in our accounts related to legal proceedings and/or governmental investigations, which would reduce earnings. In many cases, particularly in the US, the practice of the plaintiff bar is to claim damages – compensatory, punitive and statutory – in extremely high amounts. Accordingly, it is difficult to quantify the potential exposure to claims in proceedings of the type referred to in Note 27 to the Financial Statements.

Recent insurance loss experience in the pharmaceutical industry, including product liability exposures, has increased the cost of, and narrowed the coverage afforded by, pharmaceutical companies’ product liability insurance. In order to contain insurance costs in recent years, we have continued to adjust our coverage profile, accepting a greater degree of uninsured exposure. The Group has not held product liability insurance and securities class action cover since February 2006. In addition, where claims are made under insurance policies, insurers may reserve the right to deny coverage on various grounds. If such denial of coverage is ultimately upheld, this could result in material additional charges to our earnings.

Difficulties of obtaining and maintaining regulatory approvals for new products
We are subject to strict controls on the manufacture, labelling, distribution and marketing of pharmaceutical products. The requirement to obtain regulatory approval based on a product’s safety, efficacy and quality before it may be marketed for a specified therapeutic indication or indications in a particular country, and to maintain and to comply with licences and other regulations relating to its manufacture, are particularly important. The submission of an application to regulatory authorities (which are different, with different requirements, in each region or country) may or may not lead to approval to market the product. Regulators can refuse to grant approval or may require additional data before approval is given, even though the medicine may already be launched in other parts of the world. The countries that constitute key markets for our pharmaceutical products include the US, the countries of the EU and Japan. The approval of a product is required by the relevant regulatory authority in each country, although a single pan-EU, marketing authorisation approval can be obtained through a centralised procedure.

In recent years, regulatory authorities and sponsor companies have been under increased public pressure to apply more conservative benefit/risk criteria before a pharmaceutical product is approved. In addition, third party interpretation of publicly available data on our marketed products has the potential to influence the approval status or labelling of a currently approved and marketed product.

Risk of failure to observe continuing regulatory oversight
Once a product has been approved for marketing by regulatory authorities, it is subject to continuing control and regulation, such as the manner of its manufacture, distribution, marketing and safety surveillance. In addition, the facilities in which products are produced are subject to continuing inspections, and minor changes in manufacturing processes may require additional regulatory approvals, either of which could result in us having to incur significant additional costs. Regulatory authorities have wide-ranging administrative powers to deal with any failure to comply with continuing regulatory oversight (and this could affect us whether such failure is our own or that of third parties with which we have relationships). These powers include withdrawal of a marketing approval previously granted, product recalls, seizure of products and other sanctions for non-compliance. Regulatory sanction, following a failure to comply with such continuing regulatory oversight, could have a materially adverse effect on the conduct of our business, our financial condition and results of operations. In addition, because our products are intended to promote the health of patients, any supply interruption could lead to allegations that public health has been endangered, and could lead to legal proceedings being filed against us.

BUSINESS EXECUTION RISKS
Risk that R&D will not yield new products that achieve commercial success
The development of new pharmaceutical and biological products is complex and involves the commitment of substantial effort, funds and other resources to R&D activities. It also involves a high degree of risk and uncertainty and can take many years. New products are important to replace the sales of older products that decline upon the expiration of exclusive rights. Our product development efforts with respect to any product candidate may fail at any stage of the process, and we may ultimately be unable to achieve commercial success for any number of reasons, including:

>	Difficulty enrolling patients in clinical trials.

>	Our failure to obtain the required regulatory approvals for the product candidate or the facilities in which it is manufactured.

>	Adverse reactions to the product candidate or indications of other safety concerns.

>	Our inability to manufacture sufficient quantities of the product candidate for development or commercialisation activities in a timely and cost-efficient manner.

>	Unfavourable data from key studies.

>	Excessive costs of, or difficulty in, manufacturing.

>	Erosion of patent term and other intellectual property rights, and infringement of those rights and the intellectual property rights owned by third parties.

>	Our failure to show value or a differentiated profile for our products.

As a result, we cannot be certain that compounds currently under development will achieve success. For example, in 2007 we discontinued a number of projects as shown in the pipeline table on page 30. There can also be no guarantee that new products in the pipeline will achieve market success or come to market before the expiration of our patents or the erosion of our current product brands. Furthermore, a succession of negative drug project results and a failure to reduce development timelines effectively could adversely affect the reputation of our R&D capabilities. The failure of R&D to yield new products that achieve commercial success may have a materially adverse affect on our financial condition and results of operations.

Acquisitions and strategic alliances formed as part of our externalisation strategy may be unsuccessful
We may pursue acquisitions of complementary businesses, technology licensing arrangements and strategic alliances to expand our product portfolio and geographical presence as part of our business strategy. Examples of recent such strategic acquisitions, arrangements and alliances include:

>	Acquisitions of MedImmune, Inc., Cambridge Antibody Technology Group plc, Arrow Therapeutics Ltd and KuDOS Pharmaceuticals Limited.

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>	Collaboration with Bristol-Myers Squibb Company to develop and commercialise two investigational compounds being studied for the treatment of Type 2 diabetes, saxagliptin and dapagliflozin.

>	Collaboration with POZEN Inc. to develop a fixed dose combination of naproxen and esomeprazole for chronic pain (PN400), utilising POZEN’s proprietary technology.

>	Agreement with Abbott Laboratories for the development of Abbott’s next-generation fenofibrate (ABT-335) and Crestor in a single pill, fixed-dose combination treatment to target all three major blood lipids – LDL-C ‘bad cholesterol’, HDL-C ‘good cholesterol’ and triglycerides.

We may not complete these types of transactions or collaborative projects in a timely manner, on a cost-effective basis, or at all, and may not realise the expected benefits of any acquisition, licensing arrangement or strategic alliance. For example, in April 2007, we terminated our licensing and collaboration agreement with AtheroGenics, Inc. following the discontinuation of the development of AGI-1067 (an investigational anti-atherosclerotic agent for the potential treatment of patients with coronary artery disease) due to its failure to meet its target product profile. Other companies may also compete with us for these strategic opportunities. When we are able to complete these transactions, the success of these types of arrangements (whether already existing or to be entered into in the future) is largely dependent on the technology and other intellectual property acquired from a business or contributed from our strategic partners and the resources, efforts and skills of our partners. Disputes and difficulties in such relationships are common, often due to conflicting priorities or conflicts of interest. The benefits of these alliances would be reduced or eliminated should strategic partners terminate the agreements; fail to devote sufficient financial or other resources to the alliances; suffer negative outcomes in intellectual property disputes; fail to perform their obligations as expected; or impose controls and commercial limitations over the marketing and promotion of products developed under that collaboration. Also, under many of our strategic alliances, we make milestone payments well in advance of commercialisation of products, with no assurance that we will ever recoup those payments. If these types of transactions are unsuccessful, this may have a materially adverse effect on our financial condition and results of operations.

In addition, integration of an acquired business could result in us incurring significant debt and unknown or contingent liabilities, as well as having a negative effect on our reported results of operations from acquisition-related charges, amortisation of expenses related to intangibles and charges for impairment of long-term assets. These effects, individually or in combination, could cause a deterioration of our credit rating and result in increased borrowing costs and interest expense. We could also experience difficulties in integrating geographically separated organisations, systems and facilities, and personnel with diverse backgrounds. Integration of an acquired business may also require management resources that would otherwise be available for continuing development of our existing business. For example, the process of ensuring that our biologics and vaccines business, MedImmune, is operationally independent within our R&D organisation but aligned with our overall R&D strategy and objectives may be time-consuming and hard to achieve. The process may result in business disruption, the loss of key employees, slower execution of various work processes, compliance failures due to a change in applicable regulatory requirements and other issues such as a failure to integrate information technology and other systems (further details of the risks associated with information technology and outsourcing can be found below). Furthermore, although the operating model for MedImmune has significant potential benefits, it may not be the most effective way of realising efficiencies. As a result, we cannot be certain that we will not encounter difficulties in aligning MedImmune whilst maintaining its operational independence as contemplated, or that the expected benefits, including anticipated synergies, will be realised.

Risk of reliance on third parties for supplies of materials and services
Like most, if not all, major prescription pharmaceutical companies, in some of our key business operations, such as the manufacture, formulation and packaging of products, we increasingly rely on third parties for the timely supply of specified raw materials, equipment, contract manufacturing, formulation or packaging services and maintenance services. Although we actively manage these third party relationships to ensure continuity of supplies on time and to our required specifications, some events beyond our control could result in the complete or partial failure of supplies or in supplies not being delivered on time. Any such failure could have a materially adverse effect on our financial condition and results of operations.

Risk of failure to manage a crisis
We handle chemical and biological materials, operate research and manufacturing plants and distribute products worldwide. Major disruption to our business and damage to our reputation may be triggered by an operational incident or actions by third parties. In these circumstances, a well tried and tested plan for addressing operational and other issues should ensure a timely response and the ability to resume business as usual. Failure to institute proper communication to internal and external stakeholders and mobilise a rapid operational response could have a materially adverse effect on our financial condition and results of operations.

Risk of delay to new product launches
Our continued success depends on the development and successful launch of innovative new drugs. The anticipated launch dates of major new products have a significant impact on a number of areas of our business, including investment in large clinical trials, the manufacture of pre-launch stocks of the products, investment in marketing materials ahead of a product launch, sales force training and the timing of anticipated future revenue streams from commercial sales of new products. These launch dates are primarily driven by the development programmes that we run and the demands of the regulatory authorities in the approvals process, as well as pricing negotiation in some countries. Delays in anticipated launch dates can arise as a result of adverse findings in pre-clinical or clinical studies, regulatory demands, competitor activity and technology transfer. Any delay to the anticipated launch dates may therefore impact our business and operations in a number of ways. Significant delay to the anticipated launch dates of new products could have a materially adverse effect on our financial condition and results of operations.

Information technology and outsourcing
We are dependent on effective information technology systems. These systems are an important means of internal communication and communication with customers and suppliers, and also play an important role in respect of our R&D capabilities. Any significant disruption of these systems could materially and adversely affect our operations. We also have a number of outsourcing arrangements in respect of critical processes and services and our increasing dependency on these service

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RISK CONTINUED

providers could impact on our ability to deliver on business targets and to maintain our compliance status and reputation.

Risks relating to productivity initiatives
We are implementing various productivity initiatives and restructuring programmes, with the aim of enhancing the long-term efficiency of the business. However, the anticipated cost savings and other benefits are based on preliminary estimates and the actual savings may vary significantly. In particular, these cost reduction measures are based on current conditions and do not take into account any future changes to the pharmaceutical industry or our operations, including new business developments, wage and price increases and other factors. Our failure to successfully implement these planned cost reduction measures, either through the successful conclusion of employee consultation processes or otherwise, or the possibility that these efforts do not generate the level of cost savings we anticipate going forward, could have a materially adverse effect on our financial condition and results of operations.

REPUTATION
Some parts of society continue to challenge the pharmaceuticals industry, which is under the close scrutiny of the public, the media and other stakeholders. Rising expectations are especially noteworthy in the areas of improving access to medicines for the underprivileged, both in our established markets and in less-developed nations; business conduct in our supply chain; fair marketing practices; bio-ethical challenges; working conditions; human rights; and animal rights. Although we seek to manage these risks through various proactive measures, there can be no assurance that in the future such risks will not have a materially adverse effect on our financial condition or results of operations.

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200	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

CORPORATE INFORMATION

HISTORY AND DEVELOPMENT OF THE COMPANY
AstraZeneca PLC was incorporated in England and Wales on 17 June 1992 under the Companies Act 1985. It is a public limited company domiciled in the UK. The Company’s registered number is 2723534 and its registered office is at 15 Stanhope Gate, London W1K 1LN (telephone + 44 (0)20 7304 5000). From February 1993 until April 1999, the Company was called Zeneca Group PLC. On 6 April 1999, the Company changed its name to AstraZeneca PLC.

The Company was formed when the pharmaceutical, agrochemical and specialty chemical businesses of Imperial Chemical Industries PLC were demerged in 1993. In 1999, the Company sold the specialty chemical business. Also in 1999, the Company merged with Astra AB of Sweden. In 2000, it demerged the agrochemical business and merged it with the similar agribusiness of Novartis AG to form a new company called Syngenta AG.

The Company owns and operates numerous R&D, production and marketing facilities worldwide. Its corporate headquarters are at 15 Stanhope Gate, London W1K 1LN.

MEMORANDUM AND ARTICLES OF ASSOCIATION
Objects
As is typical of companies registered in England and Wales, the Company’s objects, which are detailed in the Memorandum of Association, are broad and wide-ranging and include manufacturing, distributing and trading pharmaceutical products.

Any amendment to the Company’s Articles of Association requires the approval of shareholders at a general meeting of the Company.

Directors
The Board has the authority to manage the business of the Company, through powers such as authorising the Company to allot and re-purchase its shares. However, subject to certain exceptions, Directors do not have power to vote at Board meetings on matters in which they have a material interest.

The quorum for meetings of the Board of Directors is a majority of the full Board, of whom at least four must be Non-Executive Directors. In the absence of a quorum, the Directors do not have power to determine compensation arrangements for themselves or any member of the Board.

The Board of Directors may exercise all the powers of the Company to borrow money. Variation of these borrowing powers would require the passing of a special resolution of the Company’s shareholders.

All Directors must retire from office at the Company’s AGM each year and may present themselves for re-election. Directors are not prohibited, upon reaching a particular age, from submitting themselves for election or re-election.

Within two months of the date of appointment, Directors are required to beneficially own Ordinary Shares in the Company of an aggregate nominal amount of $125. At present, this means they must own at least 500 shares.

Rights, preferences and restrictions attaching to shares
The share capital of the Company is divided into 2,400,000,000 Ordinary Shares with a nominal value of $0.25 each and 50,000 Redeemable Preference Shares with a nominal value of £1.00 each. The rights and restrictions attaching to the Redeemable Preference Shares differ from those attaching to Ordinary Shares as follows:

>	The Redeemable Preference Shares carry no rights to receive dividends.

>	The holders of Redeemable Preference Shares have no rights to receive notices of, attend or vote at general meetings except in certain limited circumstances. They have one vote for every 50,000 Redeemable Preference Shares held.

>	On a distribution of assets of the Company, on a winding-up or other return of capital (subject to certain exceptions), the holders of Redeemable Preference Shares have priority over the holders of Ordinary Shares to receive the capital paid up on those shares.

>	Subject to the provisions of the Companies Act 1985, the Company has the right to redeem the Redeemable Preference Shares at any time on giving not less than seven days’ written notice.

Action necessary to change the rights of shareholders
In order to vary the rights attached to any class of shares, the consent in writing of the holders of three quarters in nominal value of the issued shares of that class or the sanction of an extraordinary resolution passed at a general meeting of such holders is required.

Annual general meetings and extraordinary general meetings
Annual general meetings and extraordinary general meetings where a special resolution is to be passed or a Director is to be appointed require 21 clear days’ notice to shareholders. All other extraordinary general meetings require 14 clear days’ notice.

For all general meetings, a quorum of two shareholders present in person or by proxy, and entitled to vote on the business transacted, is required.

Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to general meetings.

Limitations on the rights to own shares
There are no limitations on the rights to own shares.

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CROSS-REFERENCE TO FORM 20-F

The information in this document that is referenced on this page is included in AstraZeneca’s Form 20-F for 2007 (2007 Form 20-F) and is filed with the Securities and Exchange Commission (SEC). The 2007 Form 20-F is the only document intended to be incorporated by reference into any filings by AstraZeneca under the Securities Act of 1933, as amended. References to major headings include all information under such major headings, including subheadings. References to subheadings include only the information contained under such subheadings. Graphs are not included unless specifically identified. The 2007 Form 20-F has not been approved or disapproved by the SEC, nor has the SEC passed comment upon the accuracy or adequacy of the 2007 Form 20-F. The 2007 Form 20-F filed with the SEC may contain modified information and may be updated from time to time.

Item		Page
3	KEY INFORMATION
A.	Selected financial data

	Financial Highlights	2

	Group Financial Record	184

	Shareholder Information	186

D.	Risk factors	193

4	INFORMATION ON THE COMPANY
A.	History and development of the Company	200

	Financial Review – Investments, divestments and capital expenditure	82, 95

	Note 8 – Property, plant and equipment	131

	Note 24 – Acquisitions of business operations	145

B.	Business overview

	Directors’ Report	8

C.	Organisational structure

	Directors’ Report – Corporate Governance and Managing Risk	38

	Principal Subsidiaries	177

D.	Property, plant and equipment

	Directors’ Report – Main Facilities	37

5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A-F.	Directors’ Report	7

A-F.	Financial Review	77

	Note 17 – Financial instruments	138

6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and senior management

	Business Organisation – Board of Directors at 31 December 2007	18

B.	Compensation

	Directors’ Remuneration Report	98

	Note 25 – Post-retirement benefits	148

	Note 29 – Statutory and other information	175

C.	Board practices

	Business Organisation – Board of Directors at 31 December 2007	18

	Directors’ Remuneration Report	98

	Directors’ Report – Corporate Governance and Managing Risk	38

	Audit Committee	39

D.	Employees

	Note 26 – Employee costs and share option plans for employees	153

	Directors’ Report – People	35

E.	Share ownership

	Directors’ Remuneration Report – Directors’ Interests in Shares	110

	Note 26 – Employee costs and share option plans for employees	153

Item		Page
7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major shareholders

	Shareholder Information – Major shareholdings	187

B.	Related party transactions

	Shareholder Information – Related party transactions	188

	Note 29 – Statutory and other information 175

8	FINANCIAL INFORMATION
A.	Consolidated statements and other financial information

	Financial Statements (excluding Directors’ responsibilities on page 116 and Auditors’ opinion on page 117)	118

B.	Significant changes

	Note 29 – Statutory and other information	175

9	THE OFFER AND LISTING
A4	Price history of listed stock

	Shareholder Information	186

C.	Markets

	Shareholder Information	186

10	ADDITIONAL INFORMATION
B.	Memorandum and Articles of Association	200

C.	Material contracts	n/a

D.	Exchange controls and other limitations affecting security holders	190

E.	Taxation	85

H.	Documents on display	189

I.	Subsidiary information

	Principal Subsidiaries	177

11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
	Financial Review – Financial Risk Management Policies – Treasury	85

12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
		n/a

13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
		n/a

Item		Page
14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
		n/a

15	CONTROLS AND PROCEDURES
	Directors’ Report – Internal controls, risk management and Turnbull Report guidance	42

16	[RESERVED]
A.	Audit Committee financial expert

	Audit Committee	39

B.	Code of ethics

	Directors’ Report – Code of Conduct	44

C.	Principal accountant fees and services

	Note 29 – Statutory and other information	175

D.	Exemptions from the listing standards for audit committees	n/a

E.	Purchases of equity securities by the issuer and affiliated purchasers

	Note 30 – Share capital of parent company	176

18	FINANCIAL STATEMENTS
	Financial Statements (excluding Directors’ responsibilities on page 116 and Auditors’ opinion on page 117)	118

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202	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

GLOSSARY

The following abbreviations and expressions have the following meanings when used in this report:
abbreviated new drug application (ANDA)
A marketing approval application for a generic drug submitted to the US Food and Drug Administration.
ACE inhibitors A class of drugs that is used to treat hypertension and other cardiovascular diseases, which work by blocking the production of a hormone called angiotensin II.
acute coronary syndrome (ACS) An umbrella term used to cover any group of clinical symptoms compatible with acute myocardial ischaemia.
adenosine diphosphate (ADP) A molecule that plays an important role in energy transfer in cells.
adjuvant An agent that modifi es the effect of other agents (for example drugs and vaccines) while having few if any direct effects when given by itself; it operates like a catalyst in chemical reactions.
adjuvant therapy Treatment given as an adjunct to another medical intervention, for example surgery.
ADR American Depositary Receipt evidencing title to an ADS.
ADS American Depositary Share representing one underlying Ordinary Share.
adverse reaction An unwanted, negative consequence associated with the use of a medicine.
agonist A substance capable of binding to a molecular target to trigger a response.
allergic rhinitis An allergic reaction to airborne substances such as pollen or dust.
Alzheimer’s disease A group of disorders causing deterioration of the brain, which affects one’s memory and reasoning capabilities.
anaesthesia The total or partial loss of sensation, especially in relation to pain.
analgesia The inability to feel pain whilst conscious.
angina Chest pain/discomfort caused by lack of oxygen to the heart muscles through reduced blood flow in the coronary arteries.
angiogenesis A physiological process in which new blood vessels grow from pre-existing vessels.
angiotensin II A hormone that causes blood vessels to narrow and thereby raises blood pressure.
angiotensin converting enzyme (ACE) Converts a hormone called angiotensin to its activated form called angiotensin II, enabling it to function.
Angiotensin II acts by narrowing the diameter of the blood vessels and thereby raises blood pressure.
ankylosing spondylitis (AS) A degenerative inflammatory disease affecting the spine and causing chronic pain.
antagonist A substance capable of binding to a molecular target to neutralise or counteract a reaction.
anti-androgen A drug that blocks the action of testosterone on the prostate gland and is used in the treatment of prostate cancer.
anti-psychotic drug A drug for the treatment of depression or mania.
aromatase inhibitor A drug that inhibits the enzyme, aromatase, which is involved in the production of the female sex hormone, oestrogen and therefore is used in the treatment of breast cancer.
AstraZeneca AstraZeneca PLC and its subsidiaries.
atherosclerosis The progressive narrowing or hardening of the arteries linked to the build-up of lipids (fats) in the arterial walls and the formation of atheromatous plaque.
atherosclerotic plaque A build up of cholesterol and fatty material in the walls of blood vessels as a consequence of atherosclerosis.
atrial fibrillation (AF) Abnormal irregular heart rhythm.
beta-agonist A medicine that relaxes the muscles around the airways and thereby eases restricted breathing during an asthma attack or in chronic obstructive pulmonary disease.

beta-blocker A medicine used to treat various cardiovascular diseases that acts by blocking receptors at nerve endings.
biomarker A characteristic that can be measured objectively and evaluated as an indicator of normal biological, or pathogenic processes, or pharmacological responses to a therapeutic intervention.
biopharmaceuticals/biologics A class of medicines derived from proteins usually produced naturally by living organisms in response to disease, for example antibodies.
biosimilars Follow-on biopharmaceuticals that are biologically similar to an existing medicine.
bipolar disorder Any of several mood disorders, usually characterised by alternating episodes of depression and mania or by episodes of depression alternating with mild, non-psychotic excitement.
Board The Board of Directors of AstraZeneca PLC.
BRCA-mutated breast cancer A form of breast cancer caused by the mutation of the gene that normally acts to restrain the growth of cells in the breast.
bronchodilator A drug that causes the widening of air passages of the lungs.
CAD/CAM Computer aided design/computer aided manufacturing.
carbapenem A class of antibiotic drugs.
cardiovascular (CV) Relating to the heart and blood vessels.
CAT Cambridge Antibody Technology Group plc.
CEE Central and Eastern Europe.
CER Constant exchange rates.
cerebrovascular disease Disease affecting the arteries in the brain or those that supply blood to the brain.
chloro-fluorocarbons (CFCs) Gaseous compounds of carbon, chlorine, fluorine and hydrogen.
chronic obstructive pulmonary disease (COPD) Any disorder that persistently obstructs bronchial airflow, for example emphysema.
cognitive disorders Disorders with progressive or chronic impairment of cognition or memory.
colorectal cancer (CRC) Also called colon cancer or bowel cancer.
Company AstraZeneca PLC.
congestive heart failure (CHF) Impairment of the heart muscle leading to deterioration of the heart’s ability to function as a pump to circulate blood throughout the body.
connected person This is defined by sections 252 – 256 Companies Act 2006 and includes a person’s spouse, civil partner, child(ren) and step-child(ren).
corticosteroid Any of the steroid hormones made by the cortex (outer layer) of the adrenal gland.
cost growth rates Percentage growth of a particular cost category over the comparable cost category for the previous year.
CR Corporate responsibility.
C-reactive protein (CRP) Produced by the liver. The level of CRP rises when there is body-wide (systemic) inflammation.
CRO A contract research organisation to which pharmaceutical companies can sub-contract activities, for example clinical trial work.
Crohn’s disease A chronic inflammatory disorder of the bowel.
depositary JPMorgan Chase Bank, as depositary under the deposit agreement pursuant to which the ADRs are issued.
diabetes A metabolic disorder caused by inadequate production or utilisation of insulin, characterised by hyperglycaemia (high glucose blood sugar).

Director A director of the Company.
diuretic A drug that causes the increased production of urine.
deoxyribonucleic acid (DNA) A molecule that carries the key genetic instructions for living organisms.
dopamine partial agonists Drugs that mimic the effects of dopamine in the brain by stimulating dopamine receptors.
double-blind study A clinical study in which none of the participants (subject, investigator nor research team), knows what treatment the subject is receiving until the end of the study.
drug metabolism The biochemical modification or degradation of drugs, usually through specialised enzymatic systems.
dyslipidaemia Abnormal concentrations of lipids or lipoproteins in the blood.
earnings per share (EPS) Profit for the year after tax and minority interests, divided by the weighted average number of Ordinary Shares in issue during the year.
EEA The European Economic Area.
efficacy The beneficial effect of a drug.
EFPIA The European Federation for Pharmaceutical Industries and Associations.
EMEA The European Medicines Agency.
epidermal growth factor (EGF) receptor A protein found on the surface of some cells and to which epidermal growth factor binds, causing the cells to divide. It is found at abnormally high levels on the surface of many types of cancer cells, so these cells may divide excessively in the presence of epidermal growth factor.
epidemiological Relating to the study of incidences, distribution, control and prevention of diseases in populations.
EU European Union.
exceptional items Significantly large items that are distinct in nature from items normally occurring during ordinary business activities.
excipient An inactive substance that serves as the vehicle or medium for a drug or other active substance.
extrapyramidal Relating to nerve pathways that link nerve nuclei in the surface of the cerebrum (main mass of the brain), basal ganglia (deep within the brain) and parts of the brain stem.
finance income and expense Includes interest earned and payable, and similar items.
first good laboratory practice (FGLP) The point at which a compound undergoes the first pre-clinical study that is required for regulatory approval, which marks entry into the development pipeline.
first-line therapy Treatment given to a newly diagnosed patient, who has therefore not yet been treated.
first time in man The first time that an experimental compound is administered to a human. It implies that the compound has passed ethical review bodies and passed formal regulatory toxicology studies.
Food and Drug Administration (FDA) Part of the US Department of Health and Human Services Agency, which is the regulatory authority for all pharmaceuticals (including biologics and vaccines) and medical devices in the US.
free cash flow Represents net cash flows before financing activities, and is calculated as net cash inflow before financing activities, adjusted for acquisitions of businesses, movements in short term investments and fixed deposits and disposal of intangible assets.
gastrointestinal (GI) Relating to the stomach and intestines.
gastrointestinal stromal tumours A rare tumour of the gastrointestinal tract.

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ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	203

GLOSSARY CONTINUED

gastro-oesophageal reflux disease (GERD) A condition where gastric juices, containing acid, travel back from the stomach into the oesophagus.
generalised anxiety disorder (GAD) A neurotic illness characterised by chronic and persistent apprehension and tension.
GIA Group Internal Audit, our internal audit function.
glioblastoma A type of primary brain tumour.
gross margin The margin, as a percentage, by which sales exceed the cost of sales, calculated by dividing the difference between the two by the sales figure.
Group AstraZeneca PLC and its subsidiaries.
head-to-head study A clinical trial in which two different treatments are directly compared with each other. (For drugs under development, this is often a comparison with a marketed drug that is seen to be the gold standard).
high-density lipoprotein cholesterol (HDL-C) Cholesterol carried in the blood by HDL back to the liver, sometimes referred to as ‘good’ cholesterol.
high-throughput screening The process of using automated tests to search quickly through large numbers of substances for desired binding or activity characteristics.
HKAPI Hong Kong Association of the Pharmaceutical Industry.
hormone A chemical messenger carried in the blood which produces a biological effect at its site of action.
human papilloma virus (HPV) A group of viruses that can cause cervical cancer.
hydrochlorothiazide (HCTZ) A water pill (thiazide diuretic) that helps prevent the body from absorbing too much salt, which can cause fluid retention.
hydrofluoroalkanes (HFAs) New propellants for metered-dose inhalers that are more environmentally friendly than the current CFC-based inhalers.
hyperglycaemic The condition of abnormally high levels of glucose in the blood.
hypertension High blood pressure.
IAS International Accounting Standards.
ICH The International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, which brings together regulators and pharmaceutical industry experts from the three ICH regions (Europe, the US and Japan) to discuss scientific and technical aspects of drug registration.
IFRS International Financial Reporting Standards.
immunosuppressed A condition in which the response of the immune system is reduced.
IMS Health Inc. Provider of global pharmaceutical market data.
inside information Precise, confidential, share-price sensitive information which relates to the Group.
IR Immediate release.
ischaemic heart disease A chronic disease caused by insufficient blood supply to the heart muscles via the coronary arteries.
KPI Key performance indicator.
large molecule A general term used to describe pharmaceutical R&D using biology and biological methods and materials to discover and develop new medicines. Biological molecules are large compared with chemical molecules.
Lean Sigma™ A business improvement methodology.
leukotriene receptor antagonist A non-steroidal asthma medication taken over the long term and shown to reduce use of inhalers etc. and may also allow the asthmatic to reduce high doses of inhaled steroids.
LIBID London Interbank Bid Rate.
LIBOR London Interbank Offered Rate.

line extension A new formulation, indication or presentation of a marketed product.
Lipid Another word for fat. Lipids are one of the main constituents of plant and animal cells.
low-density lipoprotein cholesterol (LDL-C) Cholesterol that is carried in the blood by LDL, sometimes referred to as ‘bad’ cholesterol.
LSE London Stock Exchange plc.
luteinising hormone-releasing hormone (LHRH) A naturally occurring hormone that controls sex hormones in both men and women.
LHRH agonist A drug that mimics the effect of LHRH.
major depressive disorder (MDD) Depression where five or more symptoms of depression are present for at least two weeks.
Markman hearing A pre-trial hearing in the US in which judges hear from both parties as to the appropriate meaning of relevant key words used in the claims of a patent.
marketing authorisation application (MAA) An application for authorisation to place medical products on the market. This is a specific term for the EU/EEA markets.
Medicaid A US health insurance programme for individuals and families with low incomes and resources. It is jointly funded by the states and federal government, and is managed by the states.
Medical and Healthcare Products Regulatory Agency (MHRA) The UK regulatory authority, a government agency, for medicines and medical devices.
Medicare A US health insurance programme for US citizens aged 65 or older, US citizens under age 65 with certain disabilities, and US citizens of all ages with permanent kidney failure requiring dialysis or a kidney transplant. Recently, Medicare began offering prescription drug coverage under Part D of the Medicare Prescription Drug Benefit.
metabolic syndrome A combination of medical disorders that increase one’s risk of cardiovascular disease.
metastatic disease Disease that has spread from one part of the body to another.
MHLW The Japanese Ministry of Health, Labour and Welfare.
minority interests Share of profits that belong to non-AstraZeneca shareholders in partially-owned subsidiaries.
monoclonal antibodies (MAbs) An antibody derived from a single clone of cells; all antibodies derived from such a group of cells have the same sequence of DNA.
monotherapy Treatment where only one agent is given.
moving annual total (MAT) A figure that represents the financial value of a variable for 12 months.
multiple sclerosis (MS) Progressive deterioration of the nervous system.
multiple unit pellet system (MUPS) A formulation in which each dose is subdivided into hundreds or thousands of smaller units with modified release properties.
myocardial infarction (MI) A heart attack.
myocardial ischaemia See ischaemic heart disease.
nasal polyp A growth attached to the lining of the nose.
National Council on Aging (NCOA) A US non-profit organisation that helps older people to, amongst other things, stay healthy.
NCI US National Cancer Institute.
nebulised corticosteroid A steroid drug administered as tiny droplets in water vapour.
neurology The scientific study of the structure or function of the nervous system and brain.

new chemical entity (NCE) A new, pharmacologically-active chemical substance. The term is used to differentiate from line extensions and existing drug products.
new drug application (NDA) An application to the US Food and Drug Administration for approval to market a new medicine in the US.
non-Hodgkin’s lymphoma Cancer arising from a type of white blood cell called lymphocytes. The disease can develop in organs related to the lymphatic system.
non-small cell lung cancer (NSCLC) A term covering three distinct types of lung cancer.
non-steroidal anti-inflammatory drugs (NSAIDs) Medicines that relieve pain and reduce inflammation when used over a period of time.
normotensive Indicating a normal arterial blood pressure.
NYSE New York Stock Exchange.
odontology A science dealing with the teeth, their structure, development and diseases.
oncology The study of cancer.
operating costs Distribution costs; research and development costs; and selling, general and administrative costs.
operating profit Sales, less cost of sales, less operating costs, plus operating income.
Orange Book A publication of the US Food and Drug Administration that lists the patents relating to drugs approved for marketing and sale in the US, including patents which protect active ingredients.
Ordinary Shares Ordinary Shares of $0.25 each in the capital of the Company.
osteoarthritis (OA) A joint disease which causes degeneration of the cartilage that lines the joints.
outcomes study A clinical trial (usually large) assessing the effect of a drug in preventing or delaying a specific and important medical event (for example the occurrence of a heart attack).
over the counter (OTC) A term used for medicines that can be purchased without a prescription.
palliative Treatment that has no curative intent but is given to maintain quality of life and to relieve suffering.
parenteral Administered by injection (for example intravenous, sub-cutaneous and intramuscular).
Parkinson’s disease A neurological disorder caused by degeneration of or damage to nerve cells in the brain.
perennial rhinitis A year round inflammatory nasal disorder.
Peripheral or cutaneous T-cell lymphoma (PCTL/CTCL) Both are specific types of non-Hodgkin’s lymphoma.
phage The abbreviation for bacteriophage, a virus that infects bacteria.
phage display A test to screen for protein interactions using multiple gene sequences and bacteriophages.
Pharmaceutical and Medical Devices Agency (PMDA) The Japanese regulatory authority for medicines and medical devices, part of the MHLW.
Pharmaceutical Research and Manufacturers of America (PhRMA) The principal US pharmaceutical industry association.
pharmacogenomics A biotechnological science that combines the techniques of medicine, pharmacology and genomics and is concerned with developing drug therapies to compensate for genetic differences in patients which cause varied responses to a single therapeutic regimen.
pharmacokinetics The study of what the body does to a drug.
pharmacology The study of how drugs affect a living organism.

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ADDITIONAL INFORMATION
204	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

GLOSSARY CONTINUED

pharmacovigilance The scientific collection and evaluation of information from healthcare providers and patients relating to the adverse effects of medicines.
phase I The phase of clinical research where a new drug or treatment is tested in small groups of people (twenty to eighty) to check that the drug can achieve appropriate concentrations in the body and, determine a safe dosage range, and identify side effects. This phase includes healthy volunteer studies.
phase II This phase of clinical research includes the controlled clinical activities conducted to evaluate the effectiveness of the drug in patients with the disease under study and to determine the common short-term side effects and risks associated with the drug. Phase II studies are typically conducted in a relatively small number of patients (usually no more than several hundred).
phase III This phase of clinical research is performed to gather additional information about effectiveness and safety of the drug, often in a comparative setting, to evaluate the overall benefit/risk profile of the drug. Phase III studies usually include between several hundred and several thousand patients.
PIE Pharmaceuticals in the environment.
placebo In clinical trials, an inert substance identical in appearance to the substance being tested, also known as a sugar pill.
platelets The blood cells that form blood clots.
poly-ADP-ribose polymerase (PARP) An enzyme critical to the repair of damaged cells and maintenance of cellular energy.
positron emission tomography (PET) A highly specialised imaging technique that uses short-lived radioactive substances to produce three-dimensional coloured images of those substances functioning within the body. These images are called PET scans.
post-marketing surveillance (PMS) The systematic detection and evaluation of adverse reactions occurring in association with pharmaceutical products once these are available in the marketplace.
pre-clinical studies Studies conducted before a drug is tested in human subjects, and which support and help establish boundaries for safe use of the drug in subsequent phase I studies.
pressurised metered dose inhaler (pMDI) An aerosol inhaler/puffer device for delivering medicine directly into the lungs.
primary care The medical care that a patient receives upon first contact with the healthcare system, before referral elsewhere within the system.
profit before tax Operating profit, plus finance income, less finance expense.
prolactin The hormone that stimulates milk production after childbirth.
proof of concept Proof of concept provides clinical confirmation that an investigational product possesses a desired pharmacological effect in patients with the disease of interest. This can be achieved after a positive placebo-controlled study or dose-response study using a validated surrogate variable or the final clinical outcome variable. Proof of concept also includes establishing a limited dose range to be used in the subsequent confirmatory studies.
proof of principle Proof of principle is achieved when an intended pharmacological effect results in an expected change in a relevant biomarker in a dose range, which does not cause any major unwanted effects. Proof of principle therefore provides the first measurable evidence that an investigational product might work in humans. Proof of principle is normally demonstrated in a limited number of subjects with the disease of interest or in healthy volunteers when a relevant model exists.
prophylaxis or prophylactic therapy A therapy or measure used to prevent disease.
proton pump inhibitor (PPI) A medicine that reduces the production of acid in the stomach.

psychiatry The study, prevention and treatment of mental illnesses and emotional and behavioural problems.
qui tam action (in the US) An action brought under a statute that allows a private person to sue for a penalty, part of which the government or some specified public institution will receive.
R&D Research and development.
reflux oesophagitis A condition in which acidic fluid is regurgitated from the stomach into the oesophagus.
respiratory Relating to or affecting breathing or the organs used to breathe.
respiratory syncytial virus (RSV) A virus that attacks the mucous membranes of the human respiratory tracts, including the nose, throat and air passages.
RET-kinase A receptor-tyrosine kinase which is normally involved in maturation of a variety of tissues, including the nervous system and kidney. It is sometimes mutated and has an abnormal function in certain types of thyroid cancer.
rheumatoid arthritis (RA) Joint inflammation in which the joints become painful, swollen, stiff, and in severe cases, deformed.
ribonucleic acid (RNA) A nucleic acid molecule containing ribose. RNA plays a key role in many biological processes, including translating genetic information from DNA into proteins.
ribosome A large complex intracellular molecule that synthesises protein.
ribosome display A technique used to create proteins that can bind a desired atom, ion or molecule.
ROW Rest of the world.
schizophrenia A psychiatric condition in which the patient suffers impairment of their perception of reality.
second-line therapy Treatment administered after the failure of, or in addition to, first-line therapy.
Securities and Exchange Commission (SEC) US governmental agency that regulates the securities industry/stock market.
SEK, kronor, krona References to Swedish currency.
sepsis A life-threatening condition resulting from uncontrolled severe infection.
SG&A costs Selling, general and administrative costs.
SHE Safety, health and the environment.
small molecule A general term used to describe pharmaceutical R&D using chemistry and chemical methods and materials to discover and develop new medicines. Chemical molecules are small compared with biological molecules.
specialist care The medical care the patient receives after being referred by the primary care provider.
SR Sustained release.
SSE Stockholm Stock Exchange.
statin A class of drugs that alter cholesterol levels in the blood.
sterling, £, GBP, pence or p References to the currency of the UK.
supplemental new drug application (sNDA) An application made to the US Food and Drug Administration to seek approval to market a marketed drug for another indication.
systemic lupus erythematosus (SLE) A disease of the immune system (the system that prevents and fights infection).
target product profile (TPP) Statement of the essential attributes required for a specific drug to be a clinically and commercially successful product, which can form the basis for commercial evaluation and guide Discovery and Development activities.
thrombosis The formation of blood clots.
toxicology The study of poisons.

triglycerides The major form of fat that comes from the food we eat as well as from being produced by the body.
TSR Total shareholder returns.
Type 2 diabetes An illness caused by the body being resistant to insulin.
UK The United Kingdom of Great Britain and Northern Ireland.
UK Combined Code Guidance that sets out standards of good practice in corporate governance for the UK.
urology Relating to the structure, functioning and disorders of the urinary tract.
US The United States of America.
US dollar, US$, USD or $ References to the currency of the US.
vascular endothelial cell growth factor (VEGF) A growth factor which promotes the growth of new blood vessels.
World Health Organization (WHO) The United Nations’ specialised agency for health.
XR Extended release.
Zollinger-Ellison syndrome A rare gastric acid disorder.

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Trade marks
Trade marks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trade marks of the AstraZeneca group of companies. Trade marks of companies other than AstraZeneca appear with a® or™ sign and include: Abraxane®, a registered trade mark of Abraxis BioScience, Inc.; Aspirin™, a trade mark of Bayer AG; Avastin™, a trade mark of Genentech, Inc.; BiTE™, developed by Micromet, Inc. and MedImmune, Inc.; Cubicin™, a trade mark of Cubist Pharmaceuticals, Inc.; CyDex Captisol™, a trade mark of CyDex Pharmaceuticals Inc.; CytoFab™, a trade mark of Protherics, Inc.; Herceptin™, a trade mark of Genentech, Inc.; Humira™, a trade mark of Abbott Biotechnology Ltd.; Lean Sigma™, a trade mark of Smallpiece Enterprises Limited; Prinivil™, a trade mark of Merck & Co., Inc.; Seretide™, a trade mark of GlaxoSmithKline; Taxotere™, a trade mark of Aventis Pharma SA; TriCor™, a trade mark of Fournier Industrie et Santé; Zocor™, a trade mark of Merck & Co., Inc.; and Zyprexa™, a trade mark of Eli Lilly and Company.

Use of terms
In this Annual Report and Form 20-F Information, unless the context otherwise requires, ‘AstraZeneca’, ‘the Group’, ‘we’, ‘us’ and ‘our’ refer to AstraZeneca PLC and its consolidated entities.

Statements of dates
Except as otherwise stated, references to days and/or months in this Annual Report and Form 20-F Information are references to days and/or months in 2007.

Statements of competitive position
Except as otherwise stated, market information in this Annual Report and Form 20-F Information regarding the position of our business or products relative to its or their competition is based upon published statistical data for the 12 months ended 30 September 2007, obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue to competitors’ and total market sales revenues for that period. For the purposes of this Annual Report and Form 20-F Information, references to the world pharmaceutical market or similar phrases are to 52 countries contained in IMS Health’s MIDAS Quantum database, which amount to approximately 95% (in value) of the countries audited by IMS Health.

Statements of growth rates, sales and market data
Except as otherwise stated, growth rates and sales in this Annual Report and Form 20-F Information are given at constant exchange rates (CER) to show underlying performance by excluding the effects of exchange rate movements. Market data are given in actual US dollars.

AstraZeneca websites
Information on or accessible through our websites, including astrazeneca.com, astrazenecaclinicaltrials.com, medimmune.com and cambridgeantibody.com, does not form part of this document.

Designed by Addison Corporate Marketing Limited. Printed by St Ives Westerham Press Limited.

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CONTACT INFORMATION

REGISTERED OFFICE AND CORPORATE HEADQUARTERS ADDRESS
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
UK
Tel: +44 (0)20 7304 5000
Fax: +44 (0)20 7304 5151

INVESTOR RELATIONS CONTACTS
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IR@astrazeneca.com
Sweden:
AstraZeneca AB
SE-151 85 Södertälje
Sweden
Tel: +46 (0)8 553 260 00
Fax: +46 (0)8 553 290 00
or e-mail
IR@astrazeneca.com
US:
Investor Relations
AstraZeneca
Pharmaceuticals LP
1800 Concord Pike
PO Box 15437
Wilmington
DE 19850-5437
US
Tel: +1 (302) 886 3000
Fax: +1 (302) 886 2972

REGISTRAR AND TRANSFER OFFICE
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6DA
UK
Tel (freephone in the UK):
0800 389 1580
Tel (outside the UK):
+44 (0)121 415 7033

SWEDISH SECURITIES REGISTRATION CENTRE
VPC AB
PO Box 7822
SE-103 97 Stockholm
Sweden
Tel: +46 (0)8 402 9000

US DEPOSITARY
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JPMorgan Service Center
PO Box 3408
South Hackensack
NJ 07606-3408
US
Tel (toll free in the US):
888 697 8018
Tel (outside the US):
+1 (201) 680 6630

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This Annual Report and Form 20-F Information is also available online at astrazeneca.com/annualreport2007

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